Use these links to rapidly review the document

INDEX TO FINANCIAL STATEMENTS

The registrant is submitting this draft registration statement confidentially as an "emerging growth company" pursuant to
Section 6(e) of the Securities Act of 1933.
As submitted confidentially to the Securities and Exchange Commission on September 7, 2018

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Priam Properties Inc.
(Exact name of registrant as specified in its governing instruments)

102 Woodmont Blvd., Suite 100, Nashville, Tennessee 37205
(615) 296-0483
(Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

Abhishek Mathur
Chief Executive Officer
102 Woodmont Blvd., Suite 100, Nashville, Tennessee 37205
(615) 296-0483
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:
David C. Wright, Esq. Mark W. Wickersham, Esq. Hunton Andrews Kurth LLP 951 East Byrd Street Richmond, Virginia 23219 (804) 788-8638	Justin R. Salon, Esq. David P. Slotkin, Esq. Emily K. Beers, Esq. Morrison & Foerster LLP 2000 Pennsylvania Ave., NW Washington, D.C. 20006 (202) 887-1500

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement of the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

          If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☒

CALCULATION OF REGISTRATION FEE

Title of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended. Includes shares of common stock that may be purchased by the underwriters solely to cover overallotments, if any.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated September 7, 2018

            Shares

Priam Properties Inc.

Common Stock

        This is the initial public offering of Priam Properties Inc. We are offering                shares of our common stock. All of the shares of common stock offered by this prospectus are being sold by us.

        We expect the initial public offering price of our common stock to be between $            and $            per share. Currently, no public market exists for our shares. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol "PRMI." We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a real estate investment trust, or REIT, for federal income tax purposes commencing with our short taxable year ending December 31, 2018. To assist us in qualifying as a REIT, among other purposes, our charter generally limits any person from beneficially or constructively owning more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

        We are an "emerging growth company" under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 25 of this prospectus for a discussion of certain risk factors that you should consider before investing in our common stock.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional disclosure regarding the underwriting discounts and commissions and other expenses payable to the underwriters by us.

        The underwriters may also exercise their option to purchase up to an additional                shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus to cover overallotments, if any.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about            , 2018.

Baird

The date of this prospectus is            , 2018.

        You should rely only on the information contained in this document. We have not, and the underwriters have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is current as of the date such information is presented. Our business,

i

financial condition, liquidity, funds from operations, or FFO, results of operations and prospects may have changed since those dates.

        We use market data, demographic data, industry forecasts and industry projections throughout this prospectus. Unless otherwise indicated, we derived such information from the market study prepared for us by Rosen Consulting Group, herein referred to as "RCG," a nationally-recognized real estate consulting firm. Such information is included in this prospectus in reliance on RCG's authority as an expert on such matters. We have paid RCG a fee of $55,100 for such services. In addition, we have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. The industry forecasts and projections are based on historical market data and the preparers' experience in the industry, and there is no assurance that any of the projected amounts will be achieved. We believe that the market and industry research others have performed are reliable, but we have not independently verified this information.

Glossary

        In this prospectus:

  •
  "initial portfolio" means our 15 initial multi-tenant office properties, comprised of 31 buildings with an aggregate of approximately 1.94 million net rentable square feet. Upon completion of this offering and the formation transactions, we will own 100% of the interests in 14 of the properties in our initial portfolio and approximately 43.7% of the interests in one of the properties in our initial portfolio (One Harrison located in Raleigh, North Carolina), which we account for on a consolidated basis;

  •
  "initial target markets," means Columbus, Ohio; Raleigh, North Carolina; Nashville, Tennessee; Indianapolis, Indiana; Tampa, Florida; Orlando, Florida; Richmond, Virginia; Cincinnati, Ohio; and Memphis, Tennessee;

  •
  "major markets" means the 11 largest MSAs (as defined below) nationwide;

  •
  "Millennials" means the approximately 76 million individuals in the U.S. between the ages of 20 and 36 as of December 31, 2017, according to RCG. Approximately half of Millennials today are 28 years old or older, and we expect that shifting lifestyle preferences among this group will lead many households to move to locations that offer a higher quality of life, greater affordability, more job opportunities and a range of housing options;

  •
  "MSA" means metropolitan statistical area;

  •
  "our predecessor" means the entities and properties being acquired by us in the formation transactions described in this prospectus under the caption "Structure and Formation of Our Company" upon completion of this offering and the business and operations conducted by Priam affiliates (as defined below) in connection with those entities and properties;

  •
  "Priam affiliates" means Abhishek Mathur, our Chief Executive Officer, Brian C. Adams, our President and Chief Operating Officer, and their respective affiliates;

  •
  "target markets" means MSAs, other than the major markets, that have populations of at least one million people.(1) Target markets have, on average, a higher population growth rate and a higher employment growth rate than the averages of those of the major markets. While target

(1)
Population estimates are based on data released in 2016 by the United States Census Bureau. Target markets include all MSAs that meet our population criteria, other than five markets for which RCG does not have data.

ii

    markets exist nationwide, our current focus is on urban nodes (as defined below) in target markets in the Midwest and Southeast United States;

  •
  "urban nodes" means submarkets or portions thereof within target markets that typically display several of the following attributes:

  •
  proximity to urban-style amenities such as restaurants, coffee shops, bars, gyms and other retail options;

  •
  access or proximity to a range of housing options for employees and high-end housing options for executives;

  •
  a variety of transportation options; and

  •
  proximity to existing or emerging industry clusters.

        We believe that urban nodes have the desirable attributes of urban submarkets, such as connectivity to cultural and entertainment amenities, and those of suburban submarkets, such as shorter commutes and more housing options. According to RCG, urban nodes can exist in a variety of submarket types, including central business districts, or CBDs, urban infill zones and historically suburban environments. When identifying urban nodes within target markets and submarkets we seek to maintain a disciplined focus on validating the presence of an urban node that meets our investment criteria, rather than on other classifications of submarket type.

iii

 PROSPECTUS SUMMARY

        You should read the following summary together with the more detailed information regarding our company and the historical and pro forma financial statements appearing elsewhere in this prospectus, including under the caption "Risk Factors." Unless the context otherwise requires, references in this prospectus to "we," "our," "us" and "our company" refer to our predecessor for the periods prior to the completion of this offering and Priam Properties Inc., a Maryland corporation (together with our consolidated subsidiaries, including Priam Office Properties OP LP, a Delaware limited partnership, which we refer to in this prospectus as our operating partnership) upon completion of this offering and the formation transactions described in this prospectus under the caption "Structure and Formation of Our Company." We are the sole general partner of our operating partnership. The historical and current operations described in this prospectus refer to the historical and current operations of our predecessor and its affiliates that we will succeed to upon consummation of the formation transactions as if such operations were conducted by us. Unless otherwise indicated, the information contained in this prospectus is as of September 30, 2018 and assumes that (1) the underwriters' overallotment option is not exercised; (2) the formation transactions are consummated; (3) the common stock to be sold in this offering is sold at $            per share, which is the midpoint of the price range of shares of our common stock set forth on the front cover of this prospectus; and (4) the common units of limited partnership interest in our operating partnership, or common units, to be issued in the formation transactions are valued at $            per common unit, which is the midpoint of the price range of shares of our common stock set forth on the front cover of this prospectus. Commencing two years following the completion of this offering and the formation transactions, each common unit issued in the formation transactions will be redeemable, at the option of the holder, for cash in an amount equal to the then-current market value per share of our common stock or, at our option, for one share of our common stock.

Our Company

Overview

        We are a newly formed, self-administered and self-managed real estate investment company focused on acquiring, improving, owning and managing multi-tenant office properties in high-growth urban nodes in the Midwest and Southeast United States within target markets, which we define as MSAs, other than the major markets, that have populations of at least one million people. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2018.

        We developed our urban node investment strategy, which our management team has been executing since 2014, to address shifting demographic trends with a particular focus on Millennials. We believe Millennials are increasingly relocating away from major markets in search of living and working environments that provide access to the modern urban amenities that major markets offer while also providing a high quality of life and lower cost of living. We believe multi-tenant office properties in high-growth urban nodes represent the most compelling risk-adjusted opportunity to benefit from the changing priorities and preferences of the Millennial workforce and the employers who seek to recruit and retain them.

        We believe that urban nodes combine many of the desirable attributes of urban submarkets, such as connectivity to cultural and entertainment amenities and desirable employment opportunities, and those of suburban submarkets, such as shorter commutes, lower cost of living and more housing options. According to RCG, urban nodes can exist in a variety of submarket types, including CBDs, urban infill zones and historically suburban environments. When identifying urban nodes within target markets and submarkets, we seek to maintain a disciplined focus on validating the characteristics of an urban node within a target market that meets our investment criteria, rather than on specific classifications of submarket type.

        Upon completion of this offering and the formation transactions, we expect to own 100% of the interests in 14 multi-tenant office properties and approximately 43.7% of the interests in one multi-tenant office property, which we collectively refer to as our initial portfolio. Our initial portfolio is comprised of 31 buildings with an aggregate of approximately 1.94 million net rentable square feet. As of June 30, 2018, our initial portfolio was approximately 90.6% leased. Our initial portfolio includes properties located within select urban nodes in seven markets located in the Midwest and Southeast United States: Columbus, Ohio; Raleigh, North Carolina; Indianapolis, Indiana; Tampa, Florida; Memphis, Tennessee; Louisville, Kentucky and Birmingham, Alabama. We consider certain markets where we currently own properties—Columbus, Ohio; Raleigh, North Carolina; Indianapolis, Indiana; Tampa, Florida; and Memphis, Tennessee—together with Nashville, Tennessee; Orlando, Florida; Richmond, Virginia; and Cincinnati, Ohio, to be our initial target markets. According to RCG, our initial target markets contained an aggregate of approximately 300 million net rentable square feet of office space as of December 31, 2017.

        We believe that Abhishek Mathur, our Chief Executive Officer, and Brian C. Adams, our President and Chief Operating Officer, possess a unique combination of commercial real estate experience and an intimate knowledge and understanding of the priorities and preferences of the Millennial generation and, as a result, are leaders in identifying and capitalizing on the growing numbers of Millennial workers and office-using businesses when acquiring the properties in our initial portfolio. Additionally, Mike Madden, our Chief Financial Officer and Treasurer, has extensive experience in corporate finance, public company reporting and internal controls. Our senior management team has extensive relationships and knowledge of the urban nodes in our initial target markets that we expect will provide opportunities for further growth of our portfolio.

Market Opportunity

        With approximately 76 million individuals between the ages of 20 and 36 as of December 31, 2017, the Millennial generation is the largest generation in the United States and is expected to be the predominant group in the workforce for the foreseeable future, according to the Brookings Institute. As the majority of Millennials mature into their thirties, we believe many have entered or are entering into a stage of life where pursuing a career, starting a family and purchasing a home become priorities and, as a result, issues such as employment opportunities, cost of living, quality of life, proximity to work and access to well-regarded schools are becoming increasingly important. We believe these preferences, combined with diminishing single-family home affordability in the major markets, will cause many Millennials to pursue opportunities to live and work in urban nodes in target markets that can address their evolving career and personal goals.

        We focus on multi-tenant office properties in urban nodes in target markets that we believe are not only poised to experience outperforming rent and occupancy growth due to sustained population in-migration but also are likely to maintain a significant and sustainable spread between current market rents and rents at which new construction is typically justified. We believe the characteristics of the urban nodes in which we make acquisitions permit us to acquire office properties at attractive yields and significantly insulate us from risks associated with new supply.

        Population growth in the target markets has notably outpaced population growth in the major markets during recent years. According to population estimates released in 2016 by the United States Census Bureau, or the Census Bureau, average annual population growth in target markets in 2016 exceeded that of the major markets by more than 50% (an average annual rate of 1.1% in target markets versus 0.7% in the major markets). From 2013 through 2016 the population between the ages of 25 and 34 increased by an average of 1.9% per year in target markets compared with 1.3% in the major markets. Additionally, between 2006 and 2016, the number of 25-to-34 year-olds as a share of total population in target markets increased by 70 basis points, more than double the increase in the major markets during the same time period. We believe the pace of population growth in our target markets reflects the shifting lifestyle preferences of the Millennial generation and that, as this in-migration trend continues, more employers will choose to locate or relocate their corporate offices to urban nodes in target markets to attract the Millennial workforce talent that is increasingly residing nearby.

        In January 2018, Amazon.com, Inc., or Amazon, announced a "Top 20" list for its second headquarters, or HQ2, that included four of our initial target markets (Columbus, Raleigh, Nashville and Indianapolis). We believe that inclusion of several of our initial target markets on the "Top 20" list further validates our ability to identify markets early that are beneficiaries of positive demographic trends. In addition to Amazon, other high-profile companies have announced plans to establish secondary campuses or headquarters within certain of our initial target markets, developments which we believe are further indications of a broader recognition of the trends on which our strategy is focused. The following are examples of such announcements:

  •
  Between May and July 2017, Infosys Technologies Limited, or Infosys, a global leader in consulting, technology and next-generation services, announced it would be opening Technology and Innovation Hubs in Raleigh and Indianapolis. Each of these projects is expected to create approximately 2,000 jobs in their respective cities by 2021.

  •
  In October 2016, CoStar Group, Inc., or CoStar, a research and analytics company for the commercial real estate industry, announced that it would be moving its Research Headquarters to Richmond after conducting a nationwide search. CoStar announced plans to hire 730 researchers and software developers locally.

  •
  In May 2018, AllianceBernstein L.P., or AllianceBernstein, a global investment-management and research firm with more than $500 billion in assets under management, announced it would be relocating its corporate headquarters to Nashville from New York City. The relocation is expected to bring more than 1,000 jobs to Nashville.

  •
  In July 2016, ADP, a comprehensive global provider of cloud-based Human Capital Management solutions, announced that it would be moving its payroll and benefits processing center to Orlando. The Fortune 250 company is expected to create 1,600 new jobs in Orlando over the coming years.

        Regardless of whether one of our initial target markets is selected as the ultimate location for HQ2, we believe that all markets included on Amazon's "Top 20" list, as well as other targets of high-profile corporate relocation processes, are likely to enjoy a meaningful "halo effect" in the eyes of the Millennial workforce and employers alike. We believe that target markets will continue to be considered for similar corporate relocations, and we further believe that announcements by Amazon and others will serve to further raise the profiles of target markets among a broader group of employers. Additionally, we believe such announcements will act as a catalyst for public infrastructure projects located in and around urban nodes, creating additional attractive options for similar corporate relocations.

Our Urban Node Investment Strategy

        We seek to acquire well-located multi-tenant office properties in urban nodes where we believe we can effectively execute our value-added repositioning programs to generate attractive risk-adjusted returns for our stockholders. We believe urban nodes in target markets tend to be:

  •
  poised for, or already experiencing, population and office-use employment growth outperformance, both relative to national averages and major markets, and relative to the overall target market MSAs;

  •
  supply-constrained over the medium- to long-term due to prevailing market rents below levels that would justify new construction; and

  •
  characterized by a critical mass of office real estate of a size, vintage and character that we believe is well-suited for our capital improvement and value-added leasing strategies.

        We believe that well-located multi-tenant office properties in urban nodes that have a diverse tenant mix, a history of high occupancy rates and require limited deferred capital expenditures provide downside protection. As a result of these downside protections and upside opportunities, we believe that the properties in our initial portfolio are desirable investments even before we deploy capital to make improvements to the property. We believe that with a relatively modest amount of discretionary growth capital expenditures, we can continue to create workspaces that appeal to Millennials and their employers to drive increases in occupancy and rental rates.

Our Investment Process and Value-Add Repositioning Program

        We have an integrated, scalable real estate acquisition and management process that our founders, Mr. Mathur and Mr. Adams, began developing in 2014. Our dynamic process has been expanded and refined based upon actual operating experience since our initial acquisitions and our routine assessment of evolving conditions in target markets. We believe our senior management team's past experience in managing and acquiring multi-tenant office buildings and our support processes will enable us to achieve scale in each of our initial target markets. We have strong relationships in our initial target markets and the urban nodes we select, which we believe enhance our acquisition and underwriting capabilities. Our team's relationships in our initial target markets have helped us to build a positive reputation, which in turn has led to a number of opportunities to gain scale and future opportunities to acquire additional properties in each of our initial target markets.

Selection of Target Markets and Urban Nodes

        Our acquisition strategy is based upon extensive market and demographic research and is focused on exploiting the large shift in Millennial population trends occurring within target markets. When identifying target markets, we focus on factors such as population growth, job growth, employer movement and office relocations, strength of office submarkets, rental rate growth, development pricing, availability of land for speculative construction and institutional capital investment levels. Within these target markets, we then seek submarkets that contain vibrant communities led by prominent universities, local governments that are supportive of attracting business and a growing workforce of Millennials. We evaluate submarkets using data from a variety of sources, with a particular emphasis on macroeconomic and microeconomic trends (including housing market, demographic, population and wage data), to determine if a particular submarket meets our investment criteria.

        Within submarkets that meet our investment criteria, we seek to identify the urban nodes that offer the most attractive mix of rental rate increases, absorption, vacancy rates and amenity-rich environments, which are often characterized by high barriers-to-entry for speculative construction (stemming from a lack of developable land and high construction costs relative to prevailing market rents), access to transportation networks, a range of housing options, employment centers, well-regarded schools and retail conveniences such as coffee shops, bars, gyms and restaurants. We seek to obtain a first-mover advantage by achieving scale in urban nodes in target markets before other institutional investors recognize the attractive office market fundamentals resulting from Millennial in-migration.

Selection of Multi-Tenant Office Properties

        Once we have identified urban nodes that meet our investment criteria, we target specific properties that have an existing diverse tenant mix and high occupancy rates and that we believe would benefit from our value-add repositioning strategy, with a particular focus on the addition of Millennial-focused amenities. We then leverage our local brokerage relationships in the market to acquire the assets that we believe have the greatest potential for risk-adjusted returns and long-term capital appreciation.

        The following summarizes our typical selection criteria for potential multi-tenant office property acquisitions:

Size	75,000 or more net rentable square feet
Tenant Profile	Multi-tenant (no single-tenant buildings) with a diverse tenant mix
Value-Add Opportunity	Leasing costs expected to be low on both an absolute and relative basis

Capacity to add certain amenities that are attractive to Millennials and require minimal capital expenditures, such as common-area WiFi, LED lighting, small cafes and food kiosks, and outdoor areas that often include seating, fire pits or bocce ball courts

Tenant Turnover	Approximately 20% - 30% annual rent rollover
Occupancy	Greater than 80% occupied, but at below-market rental rates
Property Condition	No significant deferred capital expenditures
Target Pricing	Approximately 20% - 40% below projected construction replacement cost

Property Underwriting

        Once we have identified a potential acquisition target that meets our investment criteria, we leverage our acquisition team's experience underwriting properties and our asset management team's market-specific knowledge and relationships across target markets to analyze key factors including historical and projected rental rates, absorption time periods, tenant incentives, prospective tenant improvement dollars and capital expenditure requirements. Our acquisition and asset management teams collaborate to assess each acquisition target's projected operating expenses, rental rates, tenant improvement costs, rental terms and disposition expectations to determine a property's estimated value. Our acquisition and asset management teams benefit from their relationships with local leasing brokers, property managers and other vendors and draw upon our experience in target markets to further refine their underwriting assumptions.

Case Study: Our Investment Process and Value-Add Repositioning Program

        We acquired The Collection at Sabal Park, or The Collection, in August 2018. The Collection is a 431,411 net rentable square foot multi-tenant office property that consists of four multi-story buildings and four-single story buildings in the I-75/I-4 corridor at Sabal Park in Tampa, Florida. We believe The Collection acquisition is illustrative of our investment process and value-add repositioning program described above.

        Selection of Target Market.    Certain markets in the state of Florida meet many of our initial acquisition criteria due to the state's strong historical and projected population growth, business-friendly environment (evidenced by the lack of a state income tax) and diverse employer base. According to the Census Bureau, Tampa, Jacksonville and Orlando all experienced double-digit population growth from 2010 to 2016. Tampa, in particular, experienced an 8.7% increase in population during this time period, according to the Census Bureau, and in 2014 Florida overtook New York as the third most populous state in the United States.

        We concluded that Tampa's compelling growth trajectory, resilient employer base and strong real estate fundamentals satisfied our investment criteria. According to the Census Bureau, the Tampa MSA was the tenth-fastest growing MSA in the country in 2017, and a recent Pew Research Poll ranked it in the top five of places in the country Americans would most like to live. Tampa also boasts a number of notable employers such as BayCare Health System, Publix Super Markets, Verizon Communications, Inc. and JPMorgan Chase. Additionally, according to Cushman & Wakefield, as of June 2018 Tampa had an overall 10.9% vacancy rate and only 250,000 square feet of office space under construction. We believe that Tampa is well-positioned to continue experiencing strong rental rate growth due to an increase in office space demand and limited new office construction.

        Selection of Urban Nodes.    After we validated the attractiveness of the Tampa market, we investigated Tampa's submarkets to identify the presence of urban nodes that satisfy our investment criteria. We ultimately selected the urban nodes of Westshore and the I-75/I-4 corridor because we believe they are ideally suited for employers that desire to attract potential Millennial employees living in Tampa. The I-75/I-4 corridor also features a mixed-use business park setting and access to a range of housing options for employees, which we believe makes the corridor particularly appealing to employers requiring highly functional and well-located office space.

        Selection of Property, Asset Underwriting and Value-Add Repositioning Program.    Once we identified the I-75/I-4 corridor as an urban node that met our investment criteria, we began targeting specific properties that we believed would benefit from our value-add repositioning strategy, with a particular focus on the addition of Millennial-focused amenities. By leveraging our local brokerage relationships in Tampa, we were given an "off-market" opportunity to purchase The Collection. Our asset management team concluded that there were opportunities to add value to the property with minimal capital expenditures. Accordingly, we plan to improve the property by making judicious capital expenditures to add certain Millennial-focused amenities, such as common area WiFi, collaboration areas and outdoor improvements. We also intend to work with national and local food and beverage operators to provide tenants with convenient dining options that currently do not exist. We believe that, with these improvements and active asset management, The Collection will continue to attract employers and improve occupancy to levels consistent with Tampa's competitive occupancy rates.

        At the time of initial underwriting of the property, The Collection's occupancy rate was 80%. After contracting to purchase The Collection and controlling the leasing of the property, we were able to better position the property for potential tenants. As a result of our efforts, we leased 74,000 square feet and increased occupancy to 85% in the two months between contracting for the property and closing the acquisition.

Our Competitive Strengths

Early Identification of, and Investment in, Attractive Urban Nodes

        Our founders, Mr. Mathur and Mr. Adams, identified the potential for Millennial population growth in target markets and have had a presence in many of our initial target markets since making their first acquisition of a multi-tenant office property. We believe that population growth in our initial target markets will continue as Millennials migrate to urban nodes and employers locate or relocate their offices to attract the Millennial workforce that is increasingly residing nearby. We believe that recent announcements made by Amazon, AllianceBernstein, Infosys, CoStar, ADP and others to move, or to consider moving, into target markets validate our views of this demographic shift. We also believe that target markets will continue to be considered for corporate relocations and that these relocations will further raise the profile of target markets. Additionally, we believe that our early and consistent presence in many target markets, and our proven ability to identify desirable urban nodes and source acquisition opportunities within them, provides us with a significant first-mover advantage to capitalize on population growth that we believe will lead to increased demand for office properties.

Well-Positioned Initial Portfolio

        Upon completion of this offering and the formation transactions, we expect to own 100% of the interests in 14 multi-tenant office properties and approximately 43.7% of the interests in one multi-tenant office property. Our initial portfolio is comprised of 31 buildings with an aggregate of approximately 1.94 million net rentable square feet. Our initial properties are in urban nodes which generally are located in vibrant communities with prominent universities, local governments that are supportive of attracting business and a growing Millennial workforce that is expected to attract entrepreneurs and large employers alike. We believe a large portion of the Millennial workforce increasingly is remaining in these urban nodes after graduation to work, or returning to the urban nodes within the markets where they grew up, rather than residing in major markets longer-term. The urban nodes in which our initial properties are located share a number of important common attributes that we believe are particularly attractive to this demographic, such as numerous housing options, well-regarded schools and a desirable work-life balance, evidenced by short commutes and proximity to restaurants, coffee shops, bars, gyms and other retail conveniences.

        As of June 30, 2018, our initial portfolio was approximately 90.6% leased by a diverse group of tenants. None of the 31 buildings in our initial portfolio requires extensive capital expenditures and each provides opportunities for discretionary, value-add improvements. Through our value-add repositioning program, we reposition our office properties with features attractive to the Millennial workforce, such as modern lighting, amenities and open floorplans, such that our all-in investment remains substantially below estimated replacement cost. We believe that the location of the office properties in our initial portfolio, their high occupancy levels and low capital expenditure requirements lead to our initial portfolio being well-positioned to carry out our investment strategy.

Relationship-Driven Access to Acquisitions

        Of our 10 most recent acquisitions, eight were sourced off-market through existing relationships with the property owners or brokers, which we believe evidences our ability to leverage our close relationships in target markets. We also believe our positive reputation with market participants contrasts with those of many competing property buyers and owners in these markets who often do not have the same localized relationships and knowledge. We expect that our extensive "high-touch" relationships with property owners, brokers, national and regional lenders, diverse tenants and other market participants in our initial target markets and our reputation as a reliable counterparty will continue to provide us access to off-market acquisition opportunities in submarkets we identify as being attractive urban nodes.

Active and Robust Acquisition Pipeline

        Our active and robust acquisition pipeline includes approximately eight million square feet of multi-tenant office properties in our initial target markets, which we have generated from our extensive relationships with property owners, brokers, national and regional lenders and other market participants, and our deep knowledge of our initial target markets and the urban nodes therein. We regularly replenish and grow our pipeline by identifying additional urban nodes within our initial target markets and potential acquisition opportunities within those urban nodes. Our goal is to identify, underwrite and acquire an average of two to four multi-tenant office properties per quarter over the next several years. According to RCG, as of December 31, 2017 there are approximately 300 million square feet of office space in all of our initial target markets, providing us with an opportunity to maintain an active pipeline and to scale operations significantly.

Experienced Management Team Attuned to the Millennial Demographic

        Mr. Mathur, our Chief Executive Officer, and Mr. Adams, our President and Chief Operating Officer, have an intimate knowledge and understanding of each of our initial properties as well as a focused strategy targeting urban nodes and specific properties that we believe would benefit from our value-add repositioning strategy with a particular focus on the addition of Millennial-focused amenities. Mr. Madden, our Chief Financial Officer and Treasurer, has extensive experience in corporate finance, public company reporting and internal controls. Our senior management team has a proven track record in office property real estate, collectively having been responsible for the acquisition, financing, operations, leasing or disposition of an aggregate of approximately $3.0 billion of office properties. In addition, our senior management team has extensive experience managing operating expenses through continued implementation of cost control initiatives. We believe our senior management team provides us with a significant advantage over competing buyers when pursuing acquisition opportunities given its extensive relationships with property owners, brokers and tenants within our initial target markets and its understanding of Millennial office space preferences.

        Mr. Mathur, 37, and Mr. Adams, 36, both of whom were born among the earliest Millennials, were early to recognize, through personal experience and observation and analyses of emerging trends, the needs and priorities of both Millennial workers and the employers seeking to recruit and retain them. In addition, our employees are primarily Millennials, and we believe their personal experience will continue to serve as a meaningful competitive strength for the foreseeable future. Several of our team members have participated in substantial demographic research efforts to gain a better understanding of Millennials and their workplace preferences. Through this demographic research and the collective experience of our senior management team and our other employees, we believe that we are attuned to the attributes of office properties desired by the Millennial workforce. Collectively, we believe our senior management team and our employees provide us with the ability to successfully identify both urban nodes and properties that are well-positioned for our strategy and conceive and execute efficient value-added repositioning programs that will resonate with the employers of our target demographic and the Millennial workforce.

Engaged and Disciplined Approach to Portfolio Management

        Our asset management team regularly evaluates each of our properties, including its historical and projected financial performance, tenant mix, market fundamentals and other factors, to assess whether its expected future returns justify our continued ownership, or if one or more properties should be sold in order to re-deploy the proceeds into other investment opportunities. We have demonstrated an ability to effectively identify opportune times to sell properties after executing our value-add repositioning strategy to enhance the value of our properties, which has in the past resulted in, and in the future is expected to result in, enhanced liquidity and the ability to fund new acquisitions from time to time.

Case Study: Our Portfolio Management Strategy

        Oaks Business Center (Nashville, Tennessee)—The Oaks Business Center is a two-building office property located in Nashville, Tennessee, comprising 61,770 square feet. In 2014, we acquired the Oaks Business Center in an off-market process for approximately $11.3 million. At the time of our purchase, the property was 95% occupied and had a weighted-average lease term of approximately 4.5 years. As a result of our lease-up initiatives and high-touch property management strategies, we increased occupancy to 100% and the weighted-average lease term to over eight years. In 2017, as part of our regular property evaluation process, we concluded that the value of the property had increased meaningfully since our acquisition, and that the prospect of future additional increases in value was marginal. As such, we believed that the investment's internal rate of return had been maximized and it was the optimal time to dispose of the property. As a result, we initiated a broad marketed sales process that resulted in the sale of Oaks Business Center in 2017 for $13.3 million, representing an economic gain on sale of approximately $2.0 million during the 28-month ownership period.

Alignment of Interests

        We believe the interests of our senior management team will be highly aligned with those of our stockholders. Upon completion of this offering and the formation transactions, our senior management team will own an aggregate of                        long-term incentive partnership units in the operating partnership, or LTIP units, and                         common units, representing approximately        % of the total outstanding shares of our common stock on a fully diluted basis. Moreover, pursuant to long-standing incentive agreements with the entities that will contribute properties to us in the formation transactions, Messrs. Mathur and Adams will be entitled to receive from certain of the property contributors additional common units in an amount equal to 20% of any appreciation in the value of our common stock between the date of the completion of this offering and the two-year anniversary of the completion of this offering. We believe these arrangements benefit stockholders because Messrs. Mathur and Adams are eligible to receive the additional common units only to the extent the value of our common stock appreciates during the two years immediately following the closing of this offering, creating additional incentives for our senior management team to achieve strong risk-adjusted returns for our stockholders. Moreover, any common units earned by Messrs. Mathur and Adams pursuant to these arrangements will not dilute our stockholders because they will be allocated from a portion of the common units to be issued to certain property contributors in the formation transactions.

Growth-Oriented Capital Structure

        We intend to target an overall debt-to-gross total assets ratio of approximately 45%, which we believe is in line with that of similar publicly-traded REITs. In connection with the formation transactions, we will acquire certain properties unencumbered by mortgages, which we expect will serve as collateral to secure future indebtedness. In addition, we believe our ability to issue common units as tax-advantaged consideration for property acquisitions will provide us a significant competitive advantage.

Our Business and Growth Strategies

        Our principal investment objectives are to provide our stockholders with current income in the form of dividends and to increase the cash flow and value of our portfolio of office properties thereby increasing the value of our common stock. To accomplish these goals, we intend to focus on the strategies outlined below.

Pursue Our Urban Node Office Property Investment Strategy

        We seek to acquire multi-tenant office properties in urban nodes located within target markets. Within the markets that meet our investment criteria, we intend to acquire well-located office properties within the urban nodes that offer the most attractive mix of rental rate increases, absorption, vacancy rates and amenity-rich environments. These attractive urban nodes are often characterized by high barriers-to-entry for speculative construction (stemming from a lack of developable land and high construction costs relative to market rents), access to transportation networks, a range of housing options, employment centers, well-regarded schools and retail conveniences such as coffee shops, bars, gyms and restaurants. Within identified urban nodes, we focus primarily on multi-tenant office properties at acquisition prices below projected replacement costs and rental rates significantly below those of the overall market. We intend to leverage our strong relationships in many of our initial target markets and the urban nodes we select to execute our investment strategy.

Create Value through Active Asset Management

        We believe that opportunities exist to increase cash flow through active asset management both in our initial portfolio as well as from new properties that we acquire. When considering a property for acquisition, we review all property-level operating expenditures to determine how the property can be managed more efficiently. Our asset management team remains integrally involved in the operation of our initial properties and pairs regular visits and inspections with a preventative maintenance program to mitigate the need for long-term capital expenditures. This has often led to the identification of additional sources of revenue and the elimination of redundant or unnecessary expenses. During our term of ownership, our properties have delivered an annualized weighted-average rental growth rate of 8%, including an average rental growth rate of 11% from new leases and 6% from renewals.

Case Study: Our Active Asset Management Capabilities

        Grove Park (Memphis, Tennessee)—In 2016, we bought an office property located in East Memphis from an owner who did not typically invest in office buildings. The owner's lack of office asset management experience led to uncaptured revenue from tenant reimbursements and excessive operating costs. While performing acquisition due diligence and utilizing our knowledge of other office properties in our portfolio, we recognized that the amount of revenue that the owner could have collected, and that we would be able to collect in the future, was significant. We determined that we could easily capture this missed revenue through tenant reimbursements and targeted re-leasing efforts. Upon acquisition of the property, we immediately focused on capturing this lost tenant reimbursement revenue and have been able to significantly increase annual net operating income.

Achieve Scale in Target Markets

        We believe that achieving scale in target markets will provide us with several absolute or relative cost-saving and revenue-generating opportunities, such as realizing economies of scale by allocating overhead expenses across a larger asset base, enhancing pricing power and negotiating leverage with sub-contractors and other vendors in our urban nodes, providing flexible leasing solutions to tenants as they grow over time, and capturing incremental cash flow when we internalize property management. Our management team has extensive experience managing operating expenses through continued implementation of cost control initiatives, such as installation of LED lighting upgrades that reduce utility costs at our properties, and the implementation of capital improvement projects through leasing incentives.

Execute Our Value-Add Repositioning Program to Target Millennial Preferences

        When formulating the business plan for a potential acquisition, we evaluate opportunities for revenue-enhancing capital expenditures in both common areas and vacant spaces. As was the case with the majority of the office properties in our initial portfolio, we expect that many of the office properties we acquire in the future will present opportunities to significantly improve economic returns through relatively modest investments in capital improvements. We expect to focus on investment in capital improvements specifically designed to attract the Millennial workforce and their employers. We believe that the Millennial workforce desires enhanced collaboration opportunities and a more casual work environment. In order to appeal to employers looking to accommodate the preferences of the Millennial workforce, we typically offer open floorplans and add amenities such as common-area WiFi, LED lighting, small cafes and food kiosks, and outdoor areas that often include seating, fire pits or bocce ball courts. In addition, we plan to work with third parties to facilitate the addition of amenities to enhance the tenant experience in areas surrounding our office properties, such as with coffee shop or restaurant chain operators.

Case Study: Our Value-Added Repositioning Capabilities

        Haverstick Office Park (Indianapolis, IN)—We purchased Haverstick Office Park in December 2016, at which time the property was 90% occupied. We were attracted to the office property portfolio because of its location and we believed there were immediate, relatively low-cost, capital investment opportunities to make the properties more appealing to potential employers seeking to attract an increasingly Millennial workforce. Since taking control of the assets, we have invested in amenities such as high-speed WiFi, enhanced lobby aesthetics, a food-service kiosk, a bocce ball court and outdoor seating. We believe these cost-effective capital expenditures served as the primary catalyst for occupancy rising to 97% as of June 30, 2018.

Pursue Opportunities to Recycle Capital Efficiently

        We are committed to prudent growth and expect to create significant value by assembling a large portfolio of multi-tenant office properties in attractive urban nodes that will benefit from the long-term demographic trends that we believe will drive future stockholder value. However, we intend to regularly evaluate our portfolio and may opportunistically and selectively sell office properties when we believe the proceeds can be efficiently redeployed into new investment opportunities that present greater overall return prospects. In particular, we may decide to sell certain office properties located in our current target markets if we identify more attractive opportunities to redeploy capital in urban nodes that satisfy our investment criteria.

Our Initial Portfolio

        Upon completion of this offering and the formation transactions, our initial portfolio will consist of a total of 1.94 million net rentable square feet of office space. We will own 100% of the interests in 14 of the properties in our initial portfolio and approximately 43.7% of the interests in one of the properties in our initial portfolio known as One Harrison located in Raleigh. The following table sets forth an overview of our initial portfolio as of June 30, 2018.

Property	Number of Buildings	Location	Year Built		Net Rentable Square Feet	% Leased(1)	Annualized Base Rent(2)		Annualized Base Rent per Leased Square Foot(3)		Average Net Effective Annual Base Rent per Leased Square Foot(4)
Goodale Office Complex
1400 Goodale	1	Columbus, OH	1955	(5)	60,539	100.0%	$1,242,879	(6)	$20.53	(6)	$21.10	(6)
1404 Goodale	1	Columbus, OH	1986	(5)	19,224	100.0	373,342	(6)	19.42	(6)	19.22	(6)
MetroCenter IV	1	Columbus, OH	1982		101,894	85.2	1,516,527	(7)	17.48	(7)	16.91	(7)
MetroCenter V	1	Columbus, OH	1985		212,731	93.9	3,086,342	(8)	15.45	(8)	15.10	(8)
One Harrison(9)	1	Raleigh, NC	1984		56,954	89.3	1,091,258	(10)	21.46	(10)	21.93	(10)
Haverstick Office Park
Haverstick I	1	Indianapolis, IN	1983		43,498	100.0	745,360		17.14		17.25
Haverstick II	1	Indianapolis, IN	1983		35,788	89.9	584,650		18.18		18.33
Intech Ten	1	Indianapolis, IN	2001		116,414	93.7	2,041,531		18.71		19.43
The Collection at Sabal Park	8	Tampa, FL	1983-1988		431,411	84.5	6,754,178		18.53		18.14
5400 Poplar	1	Memphis, TN	1984		42,535	96.8	847,952		20.58		20.86
8700 Tournament Trails	1	Memphis, TN	2002		73,423	92.9	1,455,580		21.33		21.19
Grove Park	1	Memphis, TN	1962		59,711	88.5	1,088,768		20.60		20.75
Primacy II	1	Memphis, TN	1981		123,265	89.2	2,375,640		21.61		21.42
Primacy III	1	Memphis, TN	1983		130,682	81.8	2,090,688		19.56		19.69
2700 Blankenbaker	1	Louisville, KY	2002		107,598	100.0	2,593,038	(11)	24.10	(11)	23.99	(11)
Executive Park	7	Louisville, KY	1972		110,149	91.4	1,626,234		16.15		16.16
Chase Corporate Center	2	Birmingham, AL	1985-1987		211,341	95.1	4,377,658		21.79		21.93

Total/weighted-average					1,937,157	90.6%	$33,891,625		$19.31		$19.26

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Average net effective annual base rent per leased square foot represents (a) the contractual base rent for leases in place as of June 30, 2018, calculated on a straight-line basis to amortize rental abatements, divided by (b) square footage under commenced leases as of June 30, 2018.

(5)
The buildings in the Goodale Office Complex were converted to office buildings in 2005 and 2006.

(6)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $550,065 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(7)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $549,828 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(8)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $817,509 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(9)
Upon completion of this offering and the formation transactions, we will own an approximately 43.7% of the interests in One Harrison and will consolidate the property into our financial statements.

(10)
Represents 100% of One Harrison's annualized base rent, annualized base rent per leased square foot and average net effective annual base rent per leased square foot, as applicable.

(11)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $1,109,727 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

Acquisition Strategy and Pipeline

        We seek to expand our portfolio through acquisitions of well-located multi-tenant office properties located in attractive urban nodes within target markets. We continually analyze acquisition opportunities and have identified approximately $520 million of available multi-tenant office properties aggregating approximately 3.5 million square feet. We are currently in discussions regarding a number of properties that meet our investment criteria. In particular, we are currently negotiating non-binding letters of intent with respect to four properties within three of our initial target markets. Collectively, these four properties represent approximately 927,163 net rentable square feet and are available for an estimated aggregate purchase price of approximately $120 million. We have not completed our due diligence process and have not entered into binding agreements with the sellers of any of these properties. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus. The four properties are as follows:

  •
  Richmond—An approximately 65,810 square foot multi-tenant office property located in Richmond, for an estimated purchase price of approximately $11 million;

  •
  Indianapolis—A property with one approximately 100,353 square foot multi-tenant office building and two outparcels totaling 16,923 square feet located in the Keystone submarket, for an estimated purchase price of approximately $23 million;

  •
  Indianapolis—An approximately 105,000 square foot multi-tenant office property located in the Carmel submarket, for an estimated purchase price of approximately $14 million; and

  •
  Cincinnati—An approximately 656,000 square foot multi-tenant office property in downtown Cincinnati, for an estimated purchase price of approximately $72 million.

        We can provide no assurances that we ultimately will acquire the properties listed above at the prices we currently expect, on our anticipated timeline or at all.

Property Management

        We use various qualified third parties to manage the properties in our initial portfolio. As we achieve scale in target markets, we intend to terminate third-party property manager arrangements by internalizing the property management function. We believe this strategy will help reduce property-level operating expenses while also introducing supplemental revenue streams from management fee reimbursements from tenants.

Summary Risk Factors

        Investing in our common stock involves a high degree of risk. Prospective investors are urged to carefully consider the matters discussed under "Risk Factors" prior to making an investment in our common stock. Such risks include, but are not limited to:

  •
  The geographic concentration of our initial portfolio could cause us to be more susceptible to adverse economic or regulatory developments in the markets and submarkets in which our properties are located than if we owned a more geographically-diverse portfolio.

  •
  We expect to have approximately $163.5 million of indebtedness outstanding following completion of this offering and after application of the net proceeds from this offering, which may expose us to the risk of default under our debt obligations and may include covenants that restrict our ability to pay distributions to our stockholders.

  •
  We depend on significant tenants in certain of our properties, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a material decrease in our rental income, which would have a material adverse effect on us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

  •
  We may be unable to renew leases, lease vacant space or re-let space on favorable terms or at all as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flow, cash available for distribution and our ability to service our debt obligations.

  •
  We rely on third-party property managers to operate our properties and leasing agents to lease vacancies in our properties.

  •
  We face significant competition, which may impede our ability to acquire properties and attract or retain tenants and maintain our rental rates.

  •
  We have a limited operating history and may not be able to operate our business successfully or implement our business strategy.

  •
  We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

  •
  We have not obtained any third-party appraisals of the properties to be acquired by us in the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $             million as of September 30, 2018.

  •
  We depend on our key personnel whose continued service is not guaranteed, and the loss of any of our key personnel could adversely affect us or could create a negative perception of our company in the capital markets.

  •
  Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

  •
  Our charter and bylaws and Maryland law contain certain provisions that could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

  •
  Failure to qualify as a REIT, or failure to remain qualified as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distribution to our stockholders.

  •
  There has been no public market for our common stock prior to this offering and an active trading market for our common shares may not develop following this offering.

  •
  We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

  •
  Members of our senior management team will own a significant amount of our common units and LTIP units, which may be tendered for redemption by us for shares of our common stock, and future sales by these holders of shares of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock.

Structure and Formation of Our Company

Our Operating Entities

Our Company

        We were formed as a Maryland corporation in July 2018 and will commence operations upon completion of this offering and the formation transactions. We will conduct our business through a traditional REIT operating partnership structure in which our properties are owned by our operating partnership directly or indirectly through limited partnerships, limited liability companies or other subsidiaries of our operating partnership, as described below under "—Our Operating Partnership." We are the sole general partner of our operating partnership and, upon completion of this offering and the formation transactions, will own approximately        % of the common units. Our board of directors oversees our business and affairs.

Our Operating Partnership

        Our operating partnership was formed as a Delaware limited partnership in July 2018 and will commence operations upon completion of this offering and the formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in "Description of the Partnership Agreement of Priam Office Properties OP LP." In the future, we may issue common units from time to time in connection with property acquisitions, compensation or otherwise.

Formation Transactions

        The properties and businesses that our operating partnership will acquire in connection with the formation transactions are currently owned directly or indirectly by partnerships and limited liability companies in which Messrs. Mathur and Adams and their respective affiliates, whom we refer to as the Priam affiliates, and other third parties own a direct or indirect interest. We refer to these partnerships and limited liability companies collectively as the ownership entities. The current owners of the ownership entities or their parent companies, whom we refer to as the prior investors, have entered into contribution agreements or asset purchase agreements with our operating partnership pursuant to which they will contribute their interests in the ownership entities to our operating partnership or its subsidiaries concurrently with the completion of this offering in exchange for cash and common units. The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and asset purchase agreements and was not based on arm's-length negotiations. No appraisal or other third-party valuation of the properties in our initial portfolio was obtained. See "Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions."

        The amounts and values of common units set forth below assume a value per common unit equal to the midpoint of the price range of our common stock set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements and asset purchase agreements entered into with the prior investors other than the Priam affiliates, the aggregate value to be received by them in exchange for their contribution of interests in the ownership entities is fixed.

        Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering.

  •
  We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership, in July 2018.

  •
  We will sell                        shares of our common stock in this offering (or                        shares of our common stock if the underwriters exercise their overallotment option in full) and we will contribute the net proceeds from this offering to our operating partnership in exchange for                        common units (or                         common units if the underwriters exercise their overallotment option in full).

  •
  Our operating partnership will consolidate the ownership of our initial portfolio of properties by acquiring from the prior investors all of the equity interests in the ownership entities in exchange for cash and common units pursuant to contribution agreements and asset purchase agreements between us and such prior owners and thereby assume the existing property level indebtedness.

  •
  The prior investors, other than the Priam affiliates, will receive as consideration for such contributions and acquisitions an aggregate of $            in cash and                        common units having an aggregate initial value of approximately $            in accordance with the terms of the applicable contribution agreements and asset purchase agreements.

  •
  The prior investors who are the Priam affiliates, including Messrs. Mathur and Adams, will receive as consideration for such contributions an aggregate of $            of cash and                        common units having an aggregate initial value of approximately $            in accordance with the terms of the applicable contribution agreements and asset purchase agreements.

  •
  Our operating partnership has entered into a written agreement with B&G Arbors LLC, a prior investor, pursuant to which B&G Arbors LLC has granted our operating partnership a right of first refusal to purchase Arbors Office Complex. The right of first refusal is exercisable until September 30, 2019.

  •
  Priam Capital GP, LLC and Priam Investors GP, LLC, the current parent companies of the ownership entities, which we refer to collectively as Priam Capital, will enter into a representation, warranty and indemnity agreement, pursuant to which they will make certain representations and warranties to us regarding the properties being acquired in the formation transactions and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. See "Structure and Formation of Our Company—Formation Transactions."

  •
  Messrs. Mathur and Adams, the current management team of Priam Capital, will become members of our senior management team and approximately ten current employees of Priam Capital and its affiliates will become our employees.

  •
  We expect to have approximately $163.5 million of total debt outstanding upon completion of this offering and the formation transactions and after application of the net proceeds from this offering.

  •
  We will enter into employment agreements with Messrs. Mathur, Adams and Madden that will provide for salary, bonus and other benefits, including severance benefits in the event of a termination of employment with us in certain circumstances. See "Executive Compensation—Employment Agreements."

  •
  As a result of the foregoing, we will own, through our operating partnership, 100% of the interests in 14 of the properties in our initial portfolio and approximately 43.7% of the interests in one of the properties in our initial portfolio known as One Harrison located in Raleigh.

Benefits of the Formation Transactions to Related Parties

        In connection with this offering and the formation transactions, the Priam affiliates will receive material benefits described in "Certain Relationships and Related Transactions," including those described below. All amounts are based on a value equal to the midpoint of the price range set forth on the front cover of this prospectus.

  •
  Mr. Mathur, our Chief Executive Officer, and his affiliates, including certain trusts established for the benefit of his family, will receive common units having an aggregate initial value of approximately $            in connection with the formation transactions. As a result, Mr. Mathur and his affiliates will own approximately        % of the combined shares of our common stock and common units upon completion of this offering and the formation transactions, or        % if the underwriters' overallotment option is exercised in full.

  •
  Mr. Adams, our President, Chief Operating Officer and Secretary, and his affiliates, including trusts and a family partnership formed for the benefit of his family, will receive common units having an aggregate initial value of approximately $            in connection with the formation transactions. As a result, Mr. Adams will own approximately        % of the combined shares of our common stock and common units upon completion of this offering and the formation transactions, or        % if the underwriters' overallotment option is exercised in full.

  •
  Messrs. Mathur and Adams are carve-out guarantors of approximately $159 million of nonrecourse indebtedness, in the aggregate, that will be assumed by us upon completion of this offering (after application of the net proceeds from this offering). In connection with the assumption of this indebtedness, we will seek to have Messrs. Mathur and Adams released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to indemnify Messrs. Mathur and Adams for any amounts paid by them under guarantees with respect to the assumed indebtedness.

  •
  We will agree to file, following the date on which our common units become eligible for redemption pursuant to the terms of the partnership agreement, one or more registration statements on Form S-3 under the Securities Act of 1933, as amended, or the Securities Act, registering the issuance and resale of the shares of common stock issuable upon redemption of the common units issued in the formation transactions, including those issued to Messrs. Mathur and Adams, their respective affiliates and related trusts and certain of our other directors and executive officers and their respective affiliates. We will agree to pay all of the expenses relating to such registration statements, except for any brokerage and sale commission fees and disbursements of each holder's counsel, accountants and other advisors, and any transfer taxes relating to the sale or disposition of shares of common stock by such holder. See "Shares Eligible for Future Sale—Registration Rights."

  •
  We intend to enter into indemnification agreements with our directors and executive officers effective upon completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

  •
  Under the Priam Properties Inc. 2018 Equity Incentive Plan, or the 2018 Equity Incentive Plan, we may grant cash or equity incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we will issue                        ,                         and                         LTIP units to Mr. Mathur, Mr. Adams, and Mr. Madden respectively, an aggregate of                        LTIP units to certain of our officers and employees and an aggregate of                        restricted shares of common stock to our independent directors (based on the midpoint of the price range set forth on the front cover of this prospectus). These awards will vest pursuant to the terms of the respective award agreements. See "Executive Compensation—Equity Incentive Plan."

Our Structure

        The following diagram depicts our expected ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own the properties in our initial portfolio directly or indirectly. All amounts are based on the midpoint of the price range set forth on the front cover of this prospectus.

(1)
Includes an aggregate of                        restricted shares of our common stock to be granted to our independent directors concurrently with the completion of this offering.

(2)
Includes (a)             ,                         and                         LTIP units to be granted to Messrs. Mathur, Adams and Madden, respectively, concurrently with the completion of this offering and (b) an aggregate of            LTIP units to be granted to certain other officers and employees of our company concurrently with the completion of this offering.

Restrictions on Transfer

        Each of our executive officers, directors and director nominees and their respective affiliates has agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including common units) owned by him or her at the completion of this offering or thereafter acquired by him or her for a period of 180 days (with respect to our executive officers, directors and director nominees and their affiliates) without the written consent of Robert W. Baird & Co. Incorporated. Under the partnership agreement governing our operating partnership, holders of common units may not transfer their common units without our prior consent. Beginning on the second anniversary of the completion of the formation transactions, holders of common units may tender their common units for redemption by us in exchange for cash equal to the market price per share of our common stock at the time of redemption or, at our option, for shares of our common stock on a one-for-one basis as described under "Description of the Partnership Agreement of Our Operating Partnership—Redemption Rights."

Restrictions on Ownership of Our Capital Stock

        Due to limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, effective upon completion of this offering and subject to certain exceptions, our charter will provide that no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

        Our charter will also prohibit any person from, among other things:

  •
  beneficially or constructively owning or transferring shares of our capital stock if such ownership or transfer would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a year);

  •
  transferring shares of our capital stock if such transfer would result in our capital stock being owned by fewer than 100 persons;

  •
  beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 9.9 percent or more of the ownership interests in a tenant (other than a taxable REIT subsidiary, or TRS) of our real property within the meaning of Section 856(d)(2)(B) of the Code; and

  •
  beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

        Our board of directors, in its sole discretion, may exempt (prospectively or retroactively) a person from the 9.8% ownership limit and certain other restrictions in our charter and may establish or increase an excepted holder percentage limit for such person if our board of directors obtains such representations, covenants and undertakings as it deems appropriate in order to conclude that granting the exemption and/or establishing or increasing the excepted holder percentage limit will not cause us to lose our status as a REIT.

        Our charter will also provide that any ownership or purported transfer of our stock in violation of the foregoing restrictions will result in the shares owned or transferred in such violation being automatically transferred to one or more charitable trusts for the benefit of a charitable beneficiary or beneficiaries, and the purported owner or transferee will acquire no rights in such shares, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. If the transfer to the trust is ineffective for any reason to prevent a violation of the ownership and transfer restrictions contained in our charter, the transfer that would have resulted in such violation will be void ab initio.

Conflicts of Interest

        Following completion of this offering and the formation transactions, conflicts of interest may arise between the holders of common units, on the one hand, and our stockholders, on the other hand, with respect to certain transactions, such as the sale of properties or a reduction of indebtedness, which could have adverse tax consequences to holders of common units, including Messrs. Mathur and Adams, thereby making those transactions less desirable to such holders. See "Policies with Respect to Certain Activities—Conflict of Interest Policies" and "Description of the Partnership Agreement of Our Operating Partnership." In addition, Messrs. Mathur and Adams are parties to, or have interests in, certain agreements with us, including the contribution agreements relating to our acquisition of our initial portfolio. These contribution agreements were not negotiated at arm's length and there may be conflicts of interest in the interpretation and enforcement of such agreements. See "Certain Relationships and Related Transactions—Formation Transactions."

        In addition, our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. As a result of these ownership interests, our management team will have conflicts of interest. See "Risk Factors—Risks Related to Our

Organizational Structure—We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest." For additional information about these relationships, see "Certain Relationships and Related Transactions—Excluded Assets."

Distribution Policy

        We intend to pay regular quarterly cash dividends to holders of shares of our common stock. Although we have not previously paid dividends, we intend to pay a pro rata dividend with respect to the period commencing on the completion of this offering and ending                        , 2018 based on an initial distribution rate of $             per share for a full quarter. On an annualized basis, this would be $            per share, or an annual dividend rate of approximately        %, based on the midpoint of the price range set forth on the front cover of this prospectus. We intend to maintain our initial dividend rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimates. Actual distributions may be significantly different from expected distributions. Distributions declared by us will be authorized by our board of directors in its sole discretion out of funds legally available therefor and will depend upon a number of factors, including restrictions under applicable law, our results of operations, the capital requirements of our company and the distribution requirements necessary to qualify and to maintain our qualification as a REIT. See "Distribution Policy."

        We intend to pay dividends that will enable us to meet the distribution requirements applicable to REITs and to eliminate or minimize our obligation to pay income and excise taxes. Although we have no current intention to pay dividends in shares of our common stock, we may in the future choose to do so. See "Material Federal Income Tax Considerations—Taxation of Taxable U.S. Stockholders." We do not intend to reduce the expected dividend per share if the underwriters' overallotment option is exercised.

Our Tax Status

        We intend to elect and qualify to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2018. Our qualification as a REIT will depend upon our ability to meet, on a continuing basis, through actual investment and operating results, various complex requirements under the Code relating to, among other things, the sources of our gross income, the composition and values of our assets, our distribution levels and the diversity of ownership of our capital stock. We believe that we will be organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2018.

        As a REIT, we generally will not be subject to federal income tax on our net taxable income that we distribute currently to our stockholders. Under the Code, REITs are subject to numerous organizational and operational requirements, including a requirement that they distribute on an annual basis at least 90% of their REIT taxable income, determined without regard to the deduction for dividends paid and excluding any net capital gains. If we fail to qualify for taxation as a REIT in any taxable year and do not qualify for certain statutory relief provisions, our income for that year will be taxed at regular corporate rates, and we would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. As a result, we anticipate that our failure to qualify as a REIT would reduce the cash available for distribution by us to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as regular corporate dividends to the extent of our current and accumulated earnings and profits. Even if we qualify as a REIT for federal income tax purposes, we may still be subject to state and local taxes on our income and assets and to federal income and excise taxes on our undistributed income.

Additionally, any income earned by any TRS we form in the future will be fully subject to federal, state and local corporate income tax.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions in the future. If we do take advantage of any of these exemptions, we do not know if some investors will find shares of our common stock less attractive as a result. The result may be a less active trading market for shares of our common stock and the price of our common stock may be more volatile.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on or before which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Corporate Information

        Priam Properties Inc., a Maryland corporation, was incorporated on July 5, 2018. Our principal executive offices are located at 102 Woodmont Boulevard, Suite 100, Nashville, Tennessee 37205. Our telephone number is (615) 296-0483. We will also maintain an internet website at www.priamproperties.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

The Offering

Common stock offered by us	shares (plus an additional shares of our common stock that we may issue and sell upon the exercise of the underwriters' overallotment option in full).
Common stock to be outstanding after this offering	shares(1)
Common stock and common units to be outstanding after this offering and the formation transactions	shares and common units(1)(2)
Use of proceeds

We estimate that the net proceeds from this offering, after deducting the underwriting discount and commissions and estimated offering expenses payable by us (including reimbursement of offering related expenses incurred by entities controlled by Priam Capital), will be approximately $             million ($             million if the underwriters exercise their overallotment option in full). We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. Our operating partnership intends to use the net proceeds from this offering as follows:

• approximately $50.9 million to acquire certain ownership interests in the properties in our initial portfolio pursuant to the formation transactions;
• approximately $5.0 million to repay a portion of our outstanding indebtedness; and
• the remaining net proceeds for general corporate purposes, including working capital, future acquisitions and, potentially, paying distributions.
Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" beginning on page 25 and other information included in this prospectus before investing in our common stock.

Proposed NYSE symbol	"PRMI"

(1)
Includes (a)              shares of common stock to be issued in this offering and (b) an aggregate of             shares of restricted common stock to be granted to our independent directors concurrently with the completion of this offering (based on the midpoint of the price range set forth on the front cover of this prospectus) under the 2018 Equity Incentive Plan. Excludes (a)              shares of our common stock issuable upon the exercise of the underwriters' overallotment option in full, (b)              shares of our common stock available for future issuance under the 2018 Equity Incentive Plan, (c)               shares that may be issued, at our option, upon redemption of common units to be issued in the formation transactions and (d)            shares of our common stock underlying an aggregate of            LTIP units to be issued to our executive officers and certain of our employees pursuant to the 2018 Equity Incentive Plan upon completion of this offering.

(2)
Includes (a)              common units expected to be issued in the formation transactions, which may, subject to certain limitations, and as set forth in the partnership agreement of our operating partnership, be tendered for redemption by us in exchange for cash or, at our option, for shares of our common stock on a one-for-one basis beginning two years following completion of the formation transactions and (b)              shares of our common stock underlying an aggregate of             LTIP units to be issued to our executive officers and certain of our employees pursuant to the 2018 Equity Incentive Plan upon completion of this offering.

 Summary Selected Financial Data

        The following summary selected financial data should be read in conjunction with our audited and unaudited financial statements and the related notes, our unaudited pro forma financial information and the related notes, "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

        The following table sets forth summary selected financial and operating data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of interests in our initial properties, and required purchase accounting adjustments, (b) the estimated use of net proceeds from this offering and (c) other pro forma adjustments reflecting the completion of this offering, and (ii) a historical combined basis for our accounting predecessor. Our accounting predecessor, which is not a legal entity, is comprised of certain entities and their consolidated subsidiaries that own controlling interests in three office properties that we refer to as Haverstick, 5400 Poplar and Grove Park. We refer to these entities and their subsidiaries as the "ownership entities." Each of the ownership entities currently owns, directly or indirectly, one office property. Upon completion of this offering and the formation transactions, we will acquire the three ownership entities and assume the ownership and operation of our accounting predecessor's business. We have not presented historical information for Priam Properties Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of our common stock in connection with our initial capitalization and activity in connection with this offering, and because we believe that a discussion of the results of Priam Properties Inc. would not be meaningful.

        The historical combined balance sheet information as of September 30, 2018, December 31, 2017 and December 31, 2016 of our accounting predecessor and the combined statements of operations and cash flow information for the nine months ended September 30, 2018, the year ended December 31, 2017 and the partial period ended December 31, 2016 of our accounting predecessor have been derived from the historical combined financial statements included elsewhere in this prospectus and include all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

        Our unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2018 assume completion of this offering and the formation transactions as of January 1, 2017 for the statement of operations data and as of September 30, 2018 for the balance sheet data. Our unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2017 assumes completion of this offering and the formation transactions as of January 1, 2017 for the statement of operations data and as of December 31, 2017 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

        Our Company (Pro Forma) and Our Accounting Predecessor (Historical)

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017		Period from July 22, 2016 through December 31, 2016
	Pro Forma Condensed Consolidated (unaudited)		Pro Forma Condensed Consolidated (unaudited)
		Historical Combined (unaudited)		Historical Combined	Historical Combined
Statement of Operations Data:
Revenues
Rental revenue	$	$	$	$3,406,973	$544,748
Recoveries from tenants				373,392	83,955
Other income				1,597	—

Total revenues	$	$	$	$3,781,962	$628,703

Operating Expenses
Property operating expenses	$	$	$	$793,519	$142,223
Real estate taxes				516,627	73,700
Repairs and maintenance				297,397	61,740
Management fees				134,758	24,503
Other operating expenses				255,032	30,856
Depreciation and amortization				1,693,783	219,396

Total operating expenses	$	$	$	$3,691,116	$552,418

Income from operations	$	$	$	$90,846	$76,285
Interest expense				(770,009)	(127,198)

Net loss	$	$	$	$(679,163)	$(50,913)
Net loss attributable to non-controlling interest				—	—

Net loss attributable to Priam Properties Predecessor	$	$	$	$(679,163)	$(50,913)

Balance Sheet Data (as of):
Investments in real estate, net	$	$	$	$19,624,943	$14,921,287
Total assets	$	$	$	$22,858,805	$17,568,133
Mortgage notes payable, net	$	$	$	$15,498,347	$11,301,888
Total liabilities	$	$	$	$16,821,147	$11,852,987
Equity	$	$	$	$6,037,658	$5,715,146
Other Data:
Cash flows provided by (used in)
Operating activities	$	$	$	$977,987	$277,266
Investing activities	$	$	$	$(6,025,812)	$(16,427,260)
Financing activities	$	$	$	$5,221,562	$17,067,947
Net operating income ("NOI")(1)	$	$	$	$1,893,959	$326,537
Funds from operations ("FFO")(1)	$	$	$	$1,014,620	$168,483
Adjusted Funds From Operations ("AFFO")(1)	$	$	$	$555,417	$113,196

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for definitions of these metrics and reconciliations of these metrics to net income, the most directly comparable GAAP measure.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, including our historical and pro forma combined financial statements and the notes thereto, before making an investment decision to purchase shares of our common stock offered by this prospectus. The occurrence of any of the following risks could materially adversely affect our business, prospects, financial condition, cash flows, funds from operations, results of operations, the per-share trading price of our common stock and our ability to make cash distributions to our stockholders, which could cause you to lose all or a significant part of your investment in our common stock. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled "Forward-Looking Statements."

 Risks Related to Our Business and Operations

Our rental revenue is derived from our properties, and adverse economic or other developments in the markets in which they are located could adversely affect our results of operations, financial condition and ability to service our debt and make distributions to our stockholders.

        The properties in our initial portfolio are located in the Columbus, Raleigh, Indianapolis, Tampa, Memphis, Louisville and Birmingham markets. As a result, we are particularly susceptible to adverse economic, real estate or other developments in these initial target markets, such as periods of general or industry economic slowdown or recession, the slowdown of in-migration to these markets, business lay-offs or downsizing, relocations of businesses out of these markets, increases in real estate and other taxes and the cost of complying with current or new governmental regulations, as well as to natural disasters and other disruptions that occur in such markets. Our operations also may be affected if competing properties are built in target markets. We cannot assure you that target markets will grow or that underlying real estate fundamentals will be favorable to owners, operators and developers of office properties. Any adverse developments in target markets could materially reduce the value of our real estate portfolio and our rental revenues, and thus materially adversely affect our business, results of operations, financial condition and ability to service our debt and make distributions to our stockholders.

We expect to have approximately $163.5 million of indebtedness outstanding following completion of this offering and the repayment of debt as described under "Use of Proceeds," which may expose us to the risk of default under our debt obligations and our debt agreements may include covenants that restrict our ability to pay distributions to our stockholders.

        Upon completion of this offering and the formation transactions, we anticipate that our total indebtedness will be approximately $163.5 million, a substantial portion of which will be guaranteed by our operating partnership and us, and we may incur significant additional debt to finance future acquisitions.

        Payments of principal and interest on borrowings may leave us with insufficient cash to operate our properties or to pay the dividends currently contemplated or necessary to qualify and maintain our qualification as a REIT. Our level of debt and the limitations imposed on us by our debt agreements could have significant adverse consequences, including the following:

  •
  our cash flows may be insufficient to meet our required principal and interest payments;

  •
  we may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect our ability to meet operational needs;

  •
  we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

  •
  we may be forced to dispose of one or more of our properties, possibly on unfavorable terms or in violation of certain covenants to which we may be subject;

  •
  we may default on our obligations, in which case the lenders or mortgagees may have the right to foreclose on any properties that secure the loans and/or collect rents and other income from our properties;

  •
  we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations or reduce our ability to pay, or prohibit us from paying, distributions to our stockholders; and

  •
  our default under any loan with cross default provisions could result in a default on other indebtedness.

        If any one of these events were to occur, our financial condition, results of operations and cash flows could be materially adversely affected. Furthermore, foreclosures could create taxable income without accompanying cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Indebtedness."

We depend on significant tenants in certain of our properties, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a material decrease in our rental income, which would have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and our ability to service our debt obligations.

        As of June 30, 2018, the three largest tenants at properties in our initial portfolio, Cigna Healthspring, Inc., or Cigna, Indiana University Health and CBRE, Inc., collectively represented approximately 12.8%, and individually represented approximately 5.3%, 4.0% and 3.5%, respectively, of the total annualized base rent in our initial portfolio. The inability of these or other future significant tenants to pay rent or the bankruptcy or insolvency of a significant tenant may adversely affect the income produced by our office properties. For example, Cigna, the largest tenant at properties in our initial portfolio by annualized base rent, accounts for an annualized base rent of $1,626,517, which represents approximately 5.3% of the total annualized base rent of our initial portfolio. As a result, Cigna's inability to pay rent could materially adversely affect the income produced by our initial portfolio. Any leasing delays, tenant failures to make rent payments when due or tenant bankruptcies could result in the termination of the tenant's lease and, particularly in the case of a large tenant, or a significant number of tenants, may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

        If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. In addition, to the extent a tenant vacates specialized space in one of our properties, re-leasing the vacated space could be more difficult than re-leasing less specialized office space. Any such event could have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

        Any bankruptcy filings by or relating to one of our tenants could bar all efforts by us to collect pre-bankruptcy debts from that tenant or seize its property, unless we receive an order permitting us to do so from a bankruptcy court, which we may be unable to obtain. A tenant bankruptcy could also delay our efforts to collect past due balances under the relevant leases and could ultimately preclude full collection of these sums. Furthermore, if a tenant rejects the lease while in bankruptcy, we would have only a general unsecured claim for pre-petition damages. Any unsecured claim that we hold may be paid only to the extent that funds are available and only in the same percentage as is paid to all other holders of unsecured claims. It is possible that we may recover substantially less than the full value of any unsecured claims that we hold, if any, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. Furthermore, dealing with a tenant bankruptcy or other default may divert management's attention and cause us to incur substantial legal and other costs, which could adversely affect our ability to execute our business strategies and our results of operations.

Long-term leases may result in below market lease rates over time, which could adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

        All of our leases are modified gross leases (i.e., tenants reimburse us for any operating expenses, property taxes, or insurance to the extent such expenses exceed certain base amounts), except for our properties in Columbus and certain properties in Tampa, which are triple-net (i.e., tenants reimburse us for all operating expenses, property taxes and insurance), with an average term of 3.9 years. Our long-term leases are expected to provide for rent increases over the terms of the leases. However, if we do not accurately judge the potential for increases in market rental rates, we may set the terms of these long-term leases at levels such that, even after contractual rental increases, the rent under our long-term leases could be less than then-prevailing market rental rates. Further, we may have no ability to terminate those leases or to adjust the rent to then-prevailing market rates. As a result, our business, financial condition and results of operations and our ability to make distributions to our stockholders could be materially and adversely affected.

We may be unable to lease vacant space, renew leases or re-let space on favorable terms or at all as leases expire, which could materially adversely affect us, including our financial condition, results of operations, cash flows, cash available for distribution and our ability to service our debt obligations.

        As of June 30, 2018, 9.4% of the square footage of the properties in our initial portfolio was not under lease and was available for rent. In addition, an aggregate of 67.8% of our currently leased square footage is subject to leases that will expire between now and the end of 2022. We cannot assure you that vacant space will be leased, leases will be renewed or that our properties will be re-let at net effective rental rates equal to or above the current average net effective rental rates or that substantial rent abatements, tenant improvements, early termination rights or below-market renewal options will not be offered to attract new tenants or retain existing tenants. Our ability to lease our properties depends upon the overall level of spending in the economy, which is adversely affected by, among other things, job losses and unemployment levels, recession, personal debt levels, the housing market, stock market volatility and uncertainty about the future. If rental rates for our properties decrease, our existing tenants do not renew their leases or we do not re-let a significant portion of our available space and space for which leases expire, our financial condition, results of operations, cash flows, cash available for distributions and our ability to service our debt obligations could be materially adversely affected.

We rely on third-party property managers to operate our initial properties and leasing agents to lease vacancies in our initial properties.

        We rely on third-party property managers and leasing agents to manage and lease vacancies in most of our properties. The third-party property managers have significant decision-making authority with respect to the management of our properties. Although we are significantly engaged with our third-party property managers, our ability to direct and control how our properties are managed on a day-to-day basis may be limited. Thus, the success of our business may depend in part on the ability of our third-party property managers to manage the day-to-day operations and the ability of our leasing agents to lease vacancies in our properties. Any adversity experienced by our property managers or leasing agents could adversely impact the operation and profitability of our properties and, consequently, our financial condition, results of operations, cash flows, cash available for distributions and our ability to service our debt obligations.

Competition for property acquisitions may reduce the number of opportunities available to us and increase our acquisition costs, which could have a material adverse effect on our growth prospects.

        The current market for property acquisitions continues to be extremely competitive. This competition may increase the demand for the types of properties in which we typically invest and, therefore, reduce the number of suitable investment opportunities available to us and increase the purchase prices for such properties, in the event we are able to acquire or develop such properties. We face significant competition for attractive investment opportunities from an indeterminate number of investors, including publicly traded and privately held REITs, private equity investors and institutional investment funds, many of which have greater financial resources than we do, a greater ability to borrow funds to make investments in properties and the ability to accept more risk than we can prudently manage, including risks with respect to the geographic proximity, particularly in target markets, of investments and the payment of higher acquisition prices. This competition will increase if investments in real estate become more attractive relative to other investments. If the level of competition for investment opportunities is significant in target markets, it could have a material adverse effect on our growth prospects.

Significant competition in the leasing market could have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

        We compete with numerous developers, owners and operators of real estate, many of which own properties similar to ours in the same submarkets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants' leases expire. As a result, our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations could be materially adversely affected.

We may not acquire the properties that we evaluate in our pipeline.

        Throughout this prospectus, we refer to our pipeline of potential acquisition opportunities. For a variety of reasons, many of which our outside our control, we may not ultimately acquire the properties currently in our pipeline at the expected prices, on our anticipated timeline or at all. Accordingly, you should not place undue reliance on the acquisition pipeline as we have discussed in this prospectus.

The failure of properties acquired in the future to meet our financial expectations could have a material adverse effect on our financial condition, results of operations, cash flows, the per-share trading price of our common stock and our growth prospects.

        Our future acquisitions and our ability to successfully operate these properties may be exposed to the following significant risks, among others:

  •
  we may acquire properties that are not accretive to our results upon acquisition;

  •
  we may not successfully manage and lease acquired properties to meet our expectations;

  •
  we may significantly overpay for a property;

  •
  our cash flows may be insufficient to enable us to pay the required principal and interest payments on the debt secured by the properties;

  •
  we may spend more than budgeted amounts to make necessary improvements or renovations to acquired properties;

  •
  we may be unable to quickly and efficiently integrate new acquisitions into our existing operations;

  •
  our management may be required to spend considerable time negotiating agreements and integrating acquired properties, diverting their attention from our other business objectives;

  •
  market conditions may result in higher than expected vacancy rates and/or lower than expected rental rates; and

  •
  we may acquire properties subject to pre-existing liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities such as liabilities for clean-up of undisclosed environmental contamination, claims by tenants, vendors or other persons dealing with the former owners of the properties, liabilities incurred in the ordinary course of business and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties.

        If we cannot operate acquired properties to meet our financial expectations, our financial condition, results of operations, cash flows, the per-share trading price of our common stock and our growth prospects could be materially adversely affected.

Our dependence on smaller businesses to rent our space could have a material adverse effect on our cash flows and results of operations.

        Many of our tenants are smaller businesses that generally do not have the financial strength or resources of larger corporate tenants. In particular, 102 of our tenants (representing approximately 36.0% of our annualized base rent as of June 30, 2018) lease 2,500 square feet or less from us and many of those tenants are smaller, independent businesses, which generally experience a higher rate of failure than large businesses. As a result of our dependence on these smaller businesses, we could experience a higher rate of tenant defaults, turnover and bankruptcies due to circumstances and forces outside of our control, which could have a material adverse effect on our cash flows and results of operations.

Many of our operating costs and expenses are fixed and will not decline if our revenues decline.

        Our results of operations depend, in large part, on our level of revenues, operating costs and expenses. The expense of owning and operating a property is not necessarily reduced when circumstances such as market factors and competition cause a reduction in revenue from any of our properties. As a result, if our revenues decline, we may not be able to reduce our expenses to keep pace with the corresponding reductions in revenues. Many of the costs associated with real estate investments, such as real estate taxes, insurance, loan payments and maintenance, generally will not be reduced if a property is not fully occupied or other circumstances cause our revenues to decrease, which could have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

We may be required to make rent or other concessions and/or significant capital expenditures to improve our properties in order to retain and attract tenants, which may materially adversely affect our financial condition, results of operations, cash flows, cash available for distributions and ability to service our debt obligations.

        Upon expiration of our leases to our tenants, to the extent that adverse economic conditions in the real estate market reduce the demand for office space, we may be required to make rent or other concessions, accommodate requests for renovations, build-to-suit remodeling and other improvements or provide additional services to our tenants. As a result, we may have to make significant capital or other expenditures in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. Additionally, we may need to raise capital to make such expenditures. If we are unable to do so or capital is otherwise unavailable, we may be unable to make the required expenditures. This could result in non-renewals by tenants upon expiration of their leases. If any of the foregoing were to occur, it could have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

Increases in mortgage rates or unavailability of mortgage debt may make it difficult for us to finance or refinance our existing debt, which could have a material adverse effect on our financial condition, growth prospects and ability to make distributions to stockholders.

        If mortgage debt is unavailable to us at reasonable rates or at all, we may not be able to finance the purchase additional properties or refinance existing debt when it becomes due. If interest rates are higher when we refinance our properties, our income and cash flows could be reduced, which would reduce cash available for distribution to our stockholders and may hinder our ability to raise more capital by issuing more stock or by borrowing more money. Any of these factors could have a material adverse effect on our financial condition and growth prospects.

Mortgage and other secured debt obligations expose us to the possibility of foreclosure, which could result in the loss of our investment in a property or group of properties subject to mortgage debt.

        Mortgage and other secured debt obligations increases our risk of property losses because defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing any loans for which we are in default. Any foreclosure on a mortgaged property or group of properties could adversely affect the overall value of our portfolio of properties. For tax purposes, a foreclosure on any of our properties that is subject to a nonrecourse mortgage loan would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income upon foreclosure, but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Code.

Most of our debt arrangements involve balloon payment obligations, which may materially adversely affect our cash flows, financial condition and ability to make distributions.

        Most of our debt arrangements require us to make a lump-sum or "balloon" payment at maturity. Our ability to make a balloon payment at maturity is uncertain and may depend upon our ability to obtain additional financing or our ability to sell the property. At the time the balloon payment is due, we may or may not be able to refinance the existing financing on terms as favorable as the original loan or sell the property at a price sufficient to make the balloon payment. In addition, balloon payments and payments of principal and interest on our indebtedness may leave us with insufficient cash to pay the distributions that we are required to pay to qualify and maintain our qualification as a REIT.

Adverse economic and geopolitical conditions and dislocations in the credit markets could have a material adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and our ability to service our debt obligations.

        Our business may be affected by market and economic challenges experienced by the real estate industry or the U.S. economy as a whole, such as the dislocations in the credit markets and general global economic downturn during the recent recessionary period. These conditions, or similar conditions in the future, may materially adversely affect us as a result of the following potential consequences, among others:

  •
  decreased demand for office space, which would place downward pressure on market rental rates and property values;

  •
  reduced values of our properties may limit our ability to dispose of assets at attractive prices or obtain debt financing secured by our properties and may reduce the availability of unsecured loans;

  •
  our ability to obtain financing on terms and conditions that we find acceptable, or at all, may be limited, which could reduce our ability to pursue acquisition opportunities and refinance existing debt, reduce our returns from our acquisition activities and increase our future debt service expense; and

  •
  one or more lenders under any credit facility we may enter into could refuse or fail to fund their financing commitment to us and we may not be able to replace the financing commitment of any such lenders on favorable terms, or at all.

        In addition, the recent economic downturn has adversely affected, and may continue to adversely affect, the businesses of many of our tenants. As a result, we may see increases in bankruptcies of our tenants and increased defaults by tenants, and we may experience higher vacancy rates and delays in re-leasing vacant space, which could negatively impact our business, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flows, cash available for distribution and our ability to service our debt obligations.

        Subject to qualifying and maintaining our qualification as a REIT, we may enter into hedging transactions to protect us from the effects of interest rate fluctuations on floating rate debt. Our hedging transactions may include entering into interest rate cap agreements or interest rate swap agreements. These agreements involve risks, such as the risk that such arrangements would not be effective in reducing our exposure to interest rate changes or that a court could rule that such an agreement is not legally enforceable. In addition, interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates. Hedging could increase our costs and reduce the overall returns on our investments. In addition, while hedging agreements would be intended to lessen the impact of rising interest rates on us, they could also expose us to the risk that the other parties to the agreements would not perform, we could incur significant costs associated with the settlement of the agreements or that the underlying transactions could fail to qualify as highly-effective cash flow hedges under Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 815, Derivatives and Hedging. Failure to hedge effectively against interest rate changes may adversely affect our financial condition, results of operations, cash flows, cash available for distribution and our ability to service our debt obligations.

We are newly formed, have no operating history as a REIT or a publicly traded company and have limited resources, and as such may not be able to operate successfully our business, continue to implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders. We cannot assure you that the past experience of our senior management team will be sufficient to operate successfully our company as a publicly traded company.

        We are newly formed and have no operating history as a REIT or a publicly traded company. We cannot assure you that the past experience of our senior management team will be sufficient to operate successfully our company as a REIT or a publicly traded company, including the ability to timely meet the ongoing disclosure requirements of the SEC. See "Risk Factors—Risks Related to Our Status As a REIT—Failure to qualify as a REIT, or failure to maintain our qualification as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders." Following completion of this offering, we will be required to develop and implement control systems and procedures in order to qualify and maintain our qualification as a REIT and satisfy our periodic and current reporting requirements under applicable SEC regulations and comply with New York Stock Exchange, or NYSE, listing standards, and this transition could place a significant strain on our management systems, infrastructure and other resources and divert management's attention from growing our business. Failure to operate successfully as a public company could have a material adverse effect on our financial condition, results of operations, cash flows and per-share trading price of our common stock.

        In addition, our limited resources may materially adversely impact our ability to operate successfully our portfolio or implement our business plan. As a result of our failure to operate successfully our business, implement our investment strategy or generate sufficient revenue to make or sustain distributions to stockholders, the value of your investment could decline significantly or you could lose a portion of or all of your investment.

We are an "emerging growth company," and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors.

        We are an "emerging growth company" under the JOBS Act. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for emerging growth companies, including certain requirements relating to accounting standards and compensation disclosure. We will remain an emerging growth company until the earliest to occur of:

  •
  the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustments for inflation);

  •
  the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt;

  •
  the date on which we are deemed to be a "large accelerated filer" under the Exchange Act; or

  •
  December 31, 2023.

        For as long as we remain an emerging growth company, we may take advantage of exemptions from various reporting and other requirements that are applicable to other public companies that are not emerging growth companies, including the requirements to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404;

  •
  comply with any new or revised financial accounting standards applicable to public companies until such standards are also applicable to private companies;

  •
  comply with any new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  comply with any new audit rules adopted by the PCAOB unless the SEC determines otherwise;

  •
  provide certain disclosure regarding executive compensation required of larger public companies; or

  •
  hold stockholder advisory votes on executive compensation.

        We cannot predict if investors will find shares of our common stock less attractive because we will not be subject to the same reporting and other requirements as other public companies. If some investors find shares of our common stock less attractive as a result, there may be a less active trading market for our common stock, and the per-share trading price of our common stock could decline and may be more volatile.

We will incur significant new costs as a result of becoming a public company, and such costs may increase if and when we cease to be an emerging growth company.

        As a public company, we will incur significant legal, accounting, insurance and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations may significantly increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. As a result, our executive officers' attention may be diverted from other business concerns, which could adversely affect our business and results of operations. Furthermore, the expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect compliance with these public reporting requirements and associated rules and regulations to increase expenses, particularly after we are no longer an emerging growth company, although we are currently unable to estimate theses costs with any degree of certainty. We could be an emerging growth company for up to five full fiscal years, although circumstances could cause us to lose that status earlier as discussed above, which could result in our incurring additional costs applicable to public companies that are not emerging growth companies.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We will be subject to the requirements of the Sarbanes-Oxley Act.

        As long as we remain an emerging growth company, we will be permitted to comply gradually with certain of the ongoing reporting and disclosure obligations of public companies pursuant to the Sarbanes-Oxley Act. See "Risk Factors—Risks Related to Our Business and Operations—We are an

emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make shares of our common stock less attractive to investors."

        Our accounting predecessor had not previously prepared combined financial statements. Additionally, the financial statements of some of the entities that are included in our accounting predecessor's financial statements were not individually audited. Consequently, it was necessary to combine numerous financial statements, some of which were unaudited, in anticipation of the audit of our accounting predecessor's financial statements. In the course of such audit, it became necessary to prepare and record a number of adjustments to correct the initial combined financial statements. It was determined that these adjustments arose from material weaknesses within our internal control over financial reporting, specifically our lack of policies, procedures and review controls with respect to the financial reporting process and our lack of processes and procedures with respect to the application of U.S. generally accepted accounting principles, or GAAP, to certain transactions.

        Management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting pursuant to Section 302 of the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act may require our auditors to deliver an attestation report on the effectiveness of our internal controls over financial reporting in conjunction with their opinion on our audited financial statements as of December 31 subsequent to the year in which the registration statement (of which this prospectus forms a part) relating to this offering becomes effective. Substantial work on our part is required to implement appropriate processes, document the system of internal control over key processes, assess their design, remediate any deficiencies identified and test their operation. This process is expected to be both costly and challenging. We cannot give any assurances that material weaknesses will not be identified in the future in connection with our compliance with the provisions of Sections 302 and 404 of the Sarbanes-Oxley Act. The existence of any material weakness described above would preclude a conclusion by management and our independent auditors that we maintained effective internal control over financial reporting. Our management may be required to devote significant time and expense to remediate any material weaknesses that may be discovered and may not be able to remediate any material weakness in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause investors to lose confidence in our reported financial information, all of which could lead to a decline in the per-share trading price of our common stock and significant harm to our reputation.

We may enter into tax protection agreements that could limit our ability to sell or otherwise dispose of certain properties or require us to maintain certain debt levels that otherwise would not be required to operate our business.

        In connection with contributions of properties to our operating partnership, our operating partnership may in the future enter into tax protection agreements under which it agrees to minimize the tax consequences to the contributing partners resulting from the sale or other disposition of the contributed properties. Tax protection agreements may make it economically prohibitive to sell any properties that are subject to such agreements even though it may otherwise be in our stockholders' best interests to do so. In addition, we may be required to maintain a minimum level of indebtedness throughout the term of any tax protection agreement regardless of whether such debt levels are otherwise required to operate our business. Although we have not currently entered into any tax protection agreements, we may in the future enter into tax protection agreements to assist contributors of properties to our operating partnership in deferring the recognition of taxable gain as a result of and after any such contribution.

If we issue common units in exchange for property, the value placed on such units may not accurately reflect their market value, which may dilute your interest in us.

        If we issue common units in exchange for property, the value attributable to such common units will be determined based on negotiations with the property seller and, therefore, may not reflect the fair market value of such common units if a public market for such common units existed. If the value of such common units is greater than the value of the related property, your interest in us may be diluted.

Our use of common units as consideration to acquire properties could result in stockholder dilution or limit our ability to sell such properties, which could have a material adverse effect on our business, results of operations and cash flows.

        In the future, we may acquire properties or portfolios of properties through tax deferred contribution transactions in exchange for partnership interests in our operating partnership, which may result in stockholder dilution. This acquisition structure may have the effect of, among other things, reducing the amount of tax depreciation we could deduct over the tax life of the acquired properties, and may require that we agree to protect the contributors' ability to defer recognition of taxable gain through restrictions on our ability to dispose of the acquired properties and/or the allocation of partnership debt to the contributors to maintain their tax bases. These restrictions could limit our ability to sell properties at a time, or on terms, that would be favorable absent such restrictions, which could have a material adverse effect on our business, results of operations and cash flows.

We have not obtained any third-party appraisals of the properties to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $             million as of September 30, 2018.

        We have not obtained any third-party appraisals of the properties to be acquired by us from the prior investors in connection with the formation transactions. The value of the common units that we will pay or issue as consideration for the properties that we will acquire will increase or decrease if our common stock is priced above or below the midpoint of the estimated price range set forth on the front cover of this prospectus. The initial public offering price of our common stock will be determined in consultation with the underwriters. The initial public offering price does not necessarily bear any relationship to the book value or the fair market value of such properties and assets. As a result, the price to be paid by us for the acquisition of the properties in the formation transactions may exceed the fair market value of those properties and assets. The aggregate historical combined net tangible book value of our accounting predecessor was approximately $             million as of September 30, 2018.

Our success depends on key personnel whose continued service is not guaranteed, and the loss of one or more of our key personnel could adversely affect our ability to manage our business and to implement our growth strategies, or could create a negative perception of our company in the capital markets.

        Our continued success and our ability to manage anticipated future growth depend, in large part, upon the efforts of key personnel, particularly Messrs. Mathur and Adams, who have extensive market knowledge and relationships and exercise substantial influence over our operational and financing activity. Among the reasons that these individuals are important to our success is that each has a national or regional industry reputation that attracts business and investment opportunities and assists us in negotiations with lenders, existing and potential tenants and industry personnel. If we lose their services, we may be unable to find suitable replacements promptly or at all, and our relationships with such personnel could diminish.

        Many of our other key personnel also have extensive experience and strong reputations in the real estate industry, which aid us in identifying opportunities, having opportunities brought to us and negotiating with tenants and build-to-suit prospects. The loss of services of one or more members of our senior management team, or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners, existing and prospective tenants and industry participants, which could materially adversely affect our financial condition, results of operations, cash flows and the per-share trading price of our common stock.

Following the completion of this offering and the formation transactions, we may be subject to future litigation, including existing claims relating to the entities that own the properties described in this prospectus and otherwise in the ordinary course of business, which could have a material adverse effect on our financial condition, results of operations, cash flows and the per-share trading price of our common stock.

        Upon completion of this offering and the formation transactions, we may be subject to litigation, including existing claims relating to the entities that own the properties and operate the businesses described in this prospectus and otherwise in the ordinary course of business. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We generally intend to vigorously defend ourselves. However, we cannot be certain of the ultimate outcomes of currently asserted claims or of those that may arise in the future. In addition, we may become subject to litigation in connection with the formation transactions in the event that prior investors dispute the valuation of their respective interests, the adequacy of the consideration to be received by them in the formation transactions or the interpretation of the agreements implementing the formation transactions. Resolution of these types of matters against us may result in our having to pay significant fines, judgments, or settlements, which, if uninsured, or if such fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby having an adverse effect on our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations. Certain litigation or the resolution of certain litigation may affect the availability or cost of some of our insurance coverage, which could materially adversely affect our results of operations and cash flows, expose us to increased risks that would be uninsured and/or adversely impact our ability to attract officers and directors.

We may not be able to rebuild our existing properties to their existing specifications if we experience a substantial or comprehensive loss of such properties.

        In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications. Further, reconstruction or improvement of such a property would likely require significant upgrades to meet zoning and building code requirements and cause us to incur substantial costs. Environmental and legal restrictions could also restrict the rebuilding of our properties.

Partners or co-venturers in our joint ventures may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest, which could have a material adverse effect on our investments in joint ventures and on our business, financial position and results of operations.

        We have co-invested, and in the future, we may co-invest, with third parties through partnerships, joint ventures or other entities, acquiring non-controlling interests in or sharing responsibility for developing properties and managing the affairs of a property, partnership, joint venture or other entity. In particular, in connection with the formation transactions, we are acquiring a minority interest of approximately 43.7% in One Harrison in Raleigh. Investments in partnerships, joint ventures or other entities may, under certain circumstances, involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or fail to fund their share of required capital contributions. Partners or co-venturers may have economic or other business interests or goals which are inconsistent with our business interests or goals and may be in a position to take actions contrary to our policies or objectives, and they may have competing interests in our markets that could create conflicts of interest. Such investments may also have the potential risk of impasses on decisions, such as a sale or financing, because neither we nor the partner(s) or co-venturer(s) would have full control over the partnership or joint venture. In addition, a sale or transfer by us to a third party of our interests in the joint venture may be subject to consent rights or rights of first refusal, in favor of our joint venture partners, which would in each case restrict our ability to dispose of our interest in the joint venture. Where we are a limited partner or non-managing member in any partnership or limited liability company, if such entity takes or expects to take actions that could jeopardize our status as a REIT or require us to pay taxes, we may be forced to dispose of our interest in such entity, restructure our investment, or take other corrective action. Disputes between us and partners or co-venturers may result in litigation or arbitration that would increase our expenses and prevent our officers and directors from focusing their time and effort on our business. Consequently, actions by or disputes with partners or co-venturers might result in subjecting properties owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our third-party partners or co-venturers. Our joint ventures may be subject to debt and, during periods of volatile credit markets, the refinancing of such debt may require equity capital calls. Any of the foregoing risks could have a material adverse effect on our investments in joint ventures and on our business, financial position and results of operations.

Competition for skilled personnel could increase our labor costs.

        We compete intensely with various other companies in attracting and retaining qualified and skilled personnel. We depend on our ability to attract and retain skilled management personnel in order to successfully manage the day-to-day operations of our company. Competitive pressures may require that we enhance our pay and benefits package to compete effectively for such personnel. We may not be able to offset such added costs by increasing the rates we charge our tenants. If there is an increase in these costs that we cannot offset or if we fail to attract and retain qualified and skilled personnel, our business and operating results could be materially and adversely affected.

We rely on information technology in our operations and security breaches and other disruptions in our systems could compromise our and our tenants' information and expose us to liability, which would cause our business and reputation to suffer.

        In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our tenants and business partners, including personally identifiable information of our tenants and employees, on our networks. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. We also may incur costs to remedy any damage caused by such disruptions. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, disruption to our operations and damage to our reputation, which could adversely affect our business.

Our growth depends on external sources of capital that are outside of our control and may not be available to us on commercially reasonable terms or at all, which could limit our ability to, among other things, meet our capital and operating needs or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.

        In order to qualify and maintain our qualification as a REIT, we are required under the Code to, among other things, distribute annually at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our REIT taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including any necessary capital expenditures, from operating cash flows. Consequently, we intend to rely on third-party sources to fund our capital needs. We may not be able to obtain such financing on favorable terms or at all and any additional debt we incur will increase our leverage and likelihood of default. Our access to third-party sources of capital depends, in part, on:

  •
  general market conditions;

  •
  the market's perception of our growth potential;

  •
  our current debt levels;

  •
  our current and expected future earnings;

  •
  our cash flows and cash distributions; and

  •
  the market price per share of our common stock.

        The capital markets have been volatile. If we cannot obtain capital from third-party sources at the time and in the amounts that we need it, we may not be able to acquire or develop properties when strategic opportunities exist, meet the capital and operating needs of our existing properties, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to qualify and maintain our qualification as a REIT.

We are subject to risks from natural disasters such as earthquakes and severe weather.

        Natural disasters and severe weather such as earthquakes, tornadoes or hurricanes may result in significant damage to our properties. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, a single catastrophe (such as an earthquake) or destructive weather event (such as a tornado) affecting a region may have a significant negative effect on our financial condition and results of operations. We also are exposed to risks associated with inclement winter weather, particularly in the Mid-West and Southeast states, including increased costs for the removal of snow or ice. Inclement weather also could increase the need for maintenance and repair of our communities. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

We face possible risks associated with the physical effects of climate change.

        The physical effects of climate change could have a material adverse effect on our properties, operations and business. To the extent climate change causes changes in weather patterns, our markets could experience increases in storm intensity. These conditions could result in physical damage to our properties or declining demand for space in our buildings or the inability of us to operate the buildings at all in the areas affected by these conditions. Climate change also may have indirect effects on our business by increasing the cost of (or making unavailable) property insurance on terms we find acceptable, increasing the cost of energy and increasing the cost of snow removal or related costs at our properties. Legislation to address climate change could increase utility and other costs of operating our properties which, if not offset by rising rental income, would reduce our net income. Should the impact of climate change in target markets be material in nature, our properties, operations or business would be adversely affected.

Our ongoing strategy depends, in part, upon completing future acquisitions and dispositions, and we may not be successful in identifying attractive acquisition opportunities and consummating these transactions.

        As part of our strategy, we intend to tailor and grow our portfolio of multi-tenant office properties. We cannot assure you that we will be able to identify opportunities or complete transactions on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such acquisitions or investments. There may be high barriers to entry in target markets and scarcity of available acquisition opportunities in the urban nodes in which we want to invest. Despite what we believe is a significant first-mover advantage, we may face unforeseen competition for attractive investment opportunities from an indeterminate number of other real estate investors, including investors with significant capital resources such as domestic and foreign corporations and financial institutions, sovereign wealth funds, public and private REITs, private institutional investment funds, domestic and foreign high-net-worth individuals, life insurance companies and pension funds. As a result of competition, we may be unable to acquire additional properties as we desire or the purchase price may be significantly elevated. Similarly, we cannot assure you that the urban nodes in which we plan to invest will continue to see the growth and demographic change that we expect.

        Additionally, we regularly review our business to identify multi-tenant office properties that we believe are in urban nodes or have certain characteristics that may not benefit us as much as properties in other urban nodes or with different characteristics. One of our strategies is to selectively dispose of properties and use sale proceeds to fund our growth in target markets through acquisition of office properties that will enhance our portfolio. We cannot assure you that we will be able to consummate any such sales on commercially reasonable terms or at all, or that we will actually realize any anticipated benefits from such sales. Additionally, we may be unable to successfully identify attractive and suitable replacement assets even if we are successful in completing such dispositions. We may face delays in reinvesting net proceeds from sales in new acquisitions, which would impact the return we earn on our assets. Dispositions of real estate assets can be particularly difficult in a challenging economic environment when financing alternatives are limited for potential buyers. Our inability to sell assets, or to sell such assets at attractive prices, could have an adverse impact on our ability to realize proceeds for reinvestment.

        Acquired office properties may be located in new markets outside of our initial target markets, where we may face risks associated with investing in unfamiliar markets.

        We may from time to time acquire office properties in markets that are new to us. When we acquire office properties located in new markets outside of our initial target markets, we may face risks associated with a lack of market knowledge or understanding of the local economy or trends, forging new business relationships in the area, competition with other companies that already have an established presence in such markets and unfamiliarity with local government and permitting procedures.

Our right of first refusal to acquire Arbors Office Complex is subject to various risks, and we may not be able to acquire that office property.

        We have a right of first refusal to acquire Arbors Office Complex from a third-party. This property will not be acquired by us in connection with the formation transactions. This property is exposed to many of the same risks that may affect the other properties in our portfolio. In addition, it may become economically unattractive to exercise our right of first refusal with respect to this property, which could cause us to decide not to exercise our right of first refusal to purchase this property in the future. In such event, or in the event that the right of first refusal agreement expires by its terms, the property could be sold to one of our competitors without restriction. Because our officers and directors own economic interests in the property, our decision to exercise or refrain from exercising such right of first refusal may create conflicts of interest.

We may be unable to source off-market or lightly marketed acquisition opportunities in the future, which may have a material adverse effect on our growth.

        Of our ten most recent acquisitions, eight were sourced on an off-market basis based on relationships with the property owners or represent the successful execution of our strategy of pre-empting a wide marketing process via our close relationships in our broker network and reputation as a reliable counterparty. We believe our approach and positive reputation with market participants contrasts with those of many competing property owners in these markets who often do not have the same localized relationships and knowledge. In the formal sales process, our potential acquisition targets may find our competitors to be more attractive because they may have greater resources, may be willing to pay more for the properties or may have a more compatible operating philosophy. In particular, larger REITs, including publicly traded and privately held REITs, private equity investors or institutions investment funds who are targeting office properties may enjoy significant competitive advantages that result from, among other things, a lower cost of capital, enhanced operating efficiencies, more risk tolerance, more personnel and market penetration and familiarity with markets. As such, if we do not have access to off-market or lightly marketed deal flow in the future, our ability to locate and acquire additional properties in target markets at attractive prices could be materially and adversely affected which could materially impede our growth, and, as a result, adversely affect our operating results.

We may choose not to distribute the proceeds of any sales of real estate to our stockholders, which may reduce the amount of our cash distributions to stockholders.

        We may choose not to distribute any proceeds from the sale of real estate investments to our stockholders. Instead, we may elect to use such proceeds to:

  •
  acquire additional real estate investments;

  •
  repay debt;

  •
  create working capital reserves; or

  •
  make repairs, maintenance, tenant improvements or other capital improvements or expenditures on our properties.

        Any decision to retain or invest the proceeds of any sales, rather than distribute such proceeds to our stockholders, may reduce the amount of cash distributions you receive on your common stock.

Risks Related to the Real Estate Industry

Our business is subject to risks associated with real estate assets and the real estate industry, which could materially adversely affect our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

        Our ability to pay expected dividends to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include many of the risks set forth above under "—Risks Related to Our Business and Operations," as well as the following:

  •
  oversupply or reduction in demand for office space in our markets;

  •
  adverse changes in financial conditions of buyers, sellers and tenants of properties;

  •
  vacancies or our inability to rent space on favorable terms, including possible market pressures to offer tenants rent abatements, tenant improvements, early termination rights or below-market renewal options, and the need to periodically repair, renovate and re-let space;

  •
  increased operating costs, including insurance premiums, utilities, real estate taxes and state and local taxes;

  •
  rent control or stabilization laws, or other laws regulating rental housing, which could prevent us from raising rents to offset increases in operating costs;

  •
  civil unrest, acts of war, terrorist attacks and natural disasters, including hurricanes, which may result in uninsured or underinsured losses;

  •
  decreases in the underlying value of our real estate;

  •
  changing submarket demographics; and

  •
  changing traffic patterns.

        In addition, periods of economic downturn or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could materially adversely affect our financial condition, results of operations, cash flows, cash available for distribution and ability to service our debt obligations.

The illiquidity of real estate investments could significantly impede our ability to respond to changing economic, financial and investment conditions and to adverse changes in the performance of our properties, which could harm our financial condition.

        The real estate investments made, and to be made, by us are relatively illiquid, and as a result, our ability to promptly sell one or more properties in our portfolio in response to changing economic, financial and investment conditions may be limited. Return of capital and realization of gains, if any, from an investment generally will occur upon disposition or refinancing of the underlying property. We may be unable to realize our investment objectives by sale, other disposition or refinancing at attractive prices within any given period of time or may otherwise be unable to complete any exit strategy. In particular, our ability to dispose of one or more properties within a specific time period is subject to weakness in or even the lack of an established market for a property, changes in the financial condition or prospects of prospective purchasers, changes in national or international economic conditions and changes in laws, regulations or fiscal policies of jurisdictions in which the property is located.

        In addition, the Code imposes restrictions on a REIT's ability to dispose of properties that are not applicable to other types of real estate companies. In particular, the tax laws applicable to REITs effectively require that we hold our properties for investment, rather than primarily for sale in the ordinary course of business, which may cause us to forego or defer sales of properties that otherwise would be in our best interests. Therefore, we may not be able to vary our portfolio in response to economic or other conditions promptly or on favorable terms, which may adversely affect our financial condition.

Our property taxes could increase due to property tax rate changes or reassessment, which would adversely impact our cash flows.

        Even if we qualify as a REIT for federal income tax purposes, we will be required to pay some state and local taxes on our properties. The real property taxes on our properties may increase as property tax rates change or as our properties are assessed or reassessed by taxing authorities. Therefore, the amount of property taxes we pay in the future may increase substantially from what we have paid in the past. If the property taxes we pay increase, our cash flows would be adversely impacted, and our ability to pay dividends to our stockholders could be adversely affected.

As an owner of real estate, we could incur significant costs and liabilities related to environmental matters.

        Under various federal, state and local laws and regulations relating to the environment, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or discharge of hazardous or toxic substances, waste or petroleum products at, on, in, under or migrating from such property, including costs to investigate, clean up such contamination and liability for harm to natural resources. Such laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence of such contamination, and the liability may be joint and several. These liabilities could be substantial and the cost of any required remediation, removal, fines or other costs could exceed the value of the property and/or our aggregate assets. In addition, the presence of contamination or the failure to remediate contamination at our properties may expose us to third-party liability for costs of remediation and/or personal or property damage or materially adversely affect our ability to sell, lease or develop our properties or to borrow using the properties as collateral. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. See "Business and Properties—Environmental and Related Matters."

        Some of our properties have been or may be impacted by contamination arising from current or prior uses of the property, or adjacent properties, for commercial or industrial purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. While we obtained Phase I Environmental Site Assessments for each of the properties in our portfolio, the assessments are limited in scope and may have failed to identify all environmental conditions or concerns. For example, they do not generally include soil sampling, subsurface investigations or hazardous materials survey. Furthermore, we do not have current Phase I Environmental Site Assessment reports for all of the properties in our portfolio and, as such, may not be aware of all potential or existing environmental contamination liabilities at the properties in our portfolio. As a result, we could potentially incur material liability for these issues.

        As the owner of the buildings on our properties, we could face liability for the presence of hazardous materials, such as asbestos or lead, or other adverse conditions, such as poor indoor air quality, in our buildings. Environmental laws govern the presence, maintenance, and removal of hazardous materials in buildings, and if we do not comply with such laws, we could face fines for such noncompliance. Also, we could be liable to third parties, such as occupants of the buildings, for damages related to exposure to hazardous materials or adverse conditions in our buildings, and we could incur material expenses with respect to abatement or remediation of hazardous materials or other adverse conditions in our buildings. In addition, some of our tenants routinely may handle and use hazardous or regulated substances and wastes as part of their operations at our properties, which are subject to regulation. Such environmental and health and safety laws and regulations could subject us or our tenants to liability resulting from these activities. Environmental liabilities could affect a tenant's ability to make rental payments to us, and changes in laws could increase the potential liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially adversely affect our operations, or those of our tenants, which could in turn have an adverse effect on us. If we incur material environmental liabilities in the future, we may face significant remediation costs, and we may find it difficult to sell any affected properties.

Our properties may contain or develop harmful mold or suffer from other air quality issues, which could lead to liability for adverse health effects and costs of remediation.

        When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury is alleged to have occurred.

Our properties may be subject to impairment charges.

        On a quarterly basis, we will assess whether there are any indicators that the value of our properties may be impaired. A property's value is considered to be impaired only if the estimated aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property. In our estimate of cash flows, we will consider factors such as expected future operating income, trends and prospects, the effects of demand, competition and other factors. If we are evaluating the potential sale of an asset, the undiscounted future cash flows analysis will consider the most likely course of action at the balance sheet date based on current plans, intended holding periods and available market information. We will be required to make subjective assessments as to whether there are impairments in the value of our properties. These assessments may be influenced by factors beyond our control, such as early vacating by a tenant or damage to properties due to earthquakes, tornadoes, hurricanes and other natural disasters, fire, civil unrest, terrorist acts or acts of war. These assessments may have a direct impact on our earnings because recording an impairment charge results in an immediate negative adjustment to earnings. There can be no assurance that we will not take impairment charges in the future related to the impairment of our properties. Any such impairment could have a material adverse effect on our business, financial condition and results of operations in the period in which the charge is taken.

We may incur significant costs complying with various federal, state and local laws, regulations and covenants that are applicable to our properties.

        Our properties are subject to various covenants and federal, state and local laws and regulatory requirements, including permitting and licensing requirements. Local regulations, including municipal or local ordinances, zoning restrictions and restrictive covenants imposed by community developers may restrict our use of our properties and may require us to obtain approval from local officials or restrict our use of our properties and may require us to obtain approval from local officials of community standards organizations at any time with respect to our properties, including prior to developing or acquiring a property or when undertaking renovations of any of our existing properties. Among other things, these restrictions may relate to fire and safety, seismic or hazardous material abatement requirements. There can be no assurance that existing laws and regulatory policies will not adversely affect us or the timing or cost of any future development, acquisitions or renovations, or that additional regulations will not be adopted that increase such delays or result in additional costs. Our growth strategy may be affected by our ability to obtain permits, licenses and zoning relief.

        In addition, federal and state laws and regulations, including laws such as the ADA, impose further restrictions on our properties and operations. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. Some of our properties may currently be in non-compliance with the ADA. If one or more of the properties in our portfolio is not in compliance with the ADA or any other regulatory requirements, we may incur additional costs to bring the property into compliance, governmental fines or damages to private litigants or be unable to refinance such properties. In addition, we do not know whether existing requirements will change or whether future requirements will require us to make significant unanticipated expenditures that will adversely impact our financial condition, results of operations and cash flows.

Our title insurance policies may not cover all title defects.

        Each of the properties in our initial portfolios is insured by a title insurance policy. However, it is possible that there may be title defects for which we will have no title insurance coverage. If there were a material title defect related to any of our properties that is not adequately covered by a title insurance policy, we could lose some or all of our capital invested in and our anticipated profits from such property.

Uncertain market conditions could cause us to sell our properties at a loss in the future.

        We intend to hold our various real estate investments until such time as we determine that a sale or other disposition appears to be advantageous to achieve our investment objectives. Our senior management team and our board of directors may exercise their discretion as to whether and when to sell one of our properties, and we will have no obligation to sell our buildings at any particular time. We generally intend to hold our properties for an extended period of time, and we cannot predict with any certainty the various market conditions affecting real estate investments that will exist at any particular time in the future. Because of the uncertainty of market conditions that may affect the future disposition of our properties, we may not be able to sell our buildings at a profit in the future or at all. We may incur prepayment penalties in the event that we sell a property subject to a mortgage earlier than we otherwise had planned. Additionally, we could be forced to sell properties at inopportune times which could result in us selling the affected building at a substantial loss. Accordingly, the extent to which you will receive cash distributions and realize potential appreciation on our real estate investments will, among other things, be dependent upon fluctuating market conditions. Because of the uncertainty of market conditions that may affect the future disposition of our properties, and the potential payment of prepayment penalties upon such disposition, we cannot assure you that we will be able to sell our properties at a profit in the future, which could materially adversely affect our business, financial condition and results of operations and our ability to make distributions to our stockholders.

Uninsured losses relating to real property may adversely affect your returns.

        We evaluate our insurance coverage annually in light of current industry practice through an analysis prepared by outside consultants and attempt to ensure that all of our properties are adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, earthquakes, wildfires, acts of war, acts of terrorism or riots, that are not generally insured against or that are not generally fully insured against because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. In the event that any of our properties incurs a casualty loss that is not fully covered by insurance, the value of our assets will be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenue in these properties and could potentially remain obligated under any recourse debt associated with the property. In addition, we may have no source of funding to repair or reconstruct the damaged property, and we cannot assure you that any such sources of funding will be available to us for such purposes in the future. Furthermore, we, as the general partner of our operating partnership, generally will be liable for all of our operating partnership's unsatisfied recourse obligations. Any such losses could materially adversely affect our financial condition, results of operations, cash flows and ability to pay distributions on, and the per-share trading price of, our common stock.

Risks Related to Our Organizational Structure

Upon completion of this offering and the formation transactions, Messrs. Mathur and Adams and their respective affiliates will own, directly or indirectly, a substantial beneficial interest in our company on a fully diluted basis and will have the ability to exercise significant influence on our company and our operating partnership, including the approval of significant corporate transactions.

        Upon completion of this offering and the formation transactions, Messrs. Mathur and Adams and their respective affiliates will collectively own approximately        % of the outstanding common units (which may be tendered for redemption by us for shares of our common stock), which together represent an approximate         % beneficial interest in our company on a fully diluted basis. Consequently, to the extent we redeem their common units with shares of our common stock, these individuals may be able to significantly influence the outcome of matters submitted for stockholder action, including the approval of significant corporate transactions, such as business combinations, consolidations and mergers.

Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of common units in our operating partnership, which may impede business decisions that could benefit our stockholders.

        Conflicts of interest may exist or could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its limited partners under Delaware law and the partnership agreement of our operating partnership in connection with the management of our operating partnership. Our fiduciary duties and obligations as the general partner of our operating partnership may come into conflict with the duties of our directors and officers to our company. Messrs. Mathur and Adams own a significant interest in our operating partnership as limited partners and may have conflicts of interest in making decisions that affect both our stockholders and the limited partners of our operating partnership.

        The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of our operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners.

        Additionally, the partnership agreement provides that we will not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and our designees from and against any and all claims that relate to the operations of our operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) the person actually received an improper personal benefit in violation or breach of the partnership agreement or (3) in the case of a criminal proceeding, the indemnified person had reasonable cause to believe that the act or omission was unlawful. Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

We may assume unknown liabilities in connection with the formation transactions, and any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited.

        As part of the formation transactions, we will acquire entities and assets that are subject to existing liabilities, some of which may be unknown or unquantifiable at the time this offering is completed. These liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions, claims by tenants, vendors or other persons dealing with our predecessor entities (that had not been asserted or threatened prior to this offering), tax liabilities and accrued but unpaid liabilities incurred in the ordinary course of business. While in some instances we may have the right to seek reimbursement against an insurer, any recourse against third parties, including the prior investors in our assets, for certain of these liabilities will be limited.

Our charter contains certain provisions restricting the ownership and transfer of our capital stock that may delay, defer or prevent a change of control transaction that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

        Our charter contains certain ownership limits with respect to our capital stock. Our charter, among other restrictions, prohibits the beneficial or constructive ownership by any person of more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our stock, excluding any shares that are not treated as outstanding for federal income tax purposes. Our board of directors, in its sole and absolute discretion, may exempt a person, prospectively or retroactively, from this ownership limit if certain conditions are satisfied (including the receipt of representations and undertakings as the board of directors may deem appropriate). See "Description of Capital Stock—Restrictions on Ownership and Transfer." This ownership limit as well as other restrictions on ownership and transfer of our stock in our charter may:

  •
  discourage a tender offer or other transactions or a change in management or of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests; and

  •
  result in the transfer of shares acquired in excess of the restrictions to a trust for the benefit of a charitable beneficiary and, as a result, the forfeiture by the acquirer of certain of the benefits of owning the additional shares.

We could increase the number of authorized shares of stock, classify and reclassify unissued stock and issue stock without stockholder approval.

        A majority of our entire board of directors has the power under our charter to amend our charter, without stockholder approval, to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue. In addition, under our charter, our board of directors has the power, without stockholder approval, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock into one or more classes or series of stock and set the preference, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications or terms or conditions of redemption for such newly classified or reclassified shares. See "Description of Capital Stock—Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock." As a result, we may issue series or classes of common stock or preferred stock with preferences, dividends, powers and rights, voting or otherwise, that are senior to, or otherwise conflict with, the rights of holders of our common stock. Although our board of directors has no such intention at the present time, it could establish a class or series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

Certain provisions of Maryland law could inhibit changes of control, which may discourage third parties from conducting a tender offer or seeking other change of control transactions that could involve a premium price for our common stock or that our stockholders otherwise believe to be in their best interests.

        Certain provisions of the Maryland General Corporation Law, or MGCL, may have the effect of inhibiting a third-party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

  •
  "business combination" provisions that, subject to limitations, prohibit certain business combinations between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof or an affiliate or associate of ours who was the beneficial owner, directly or indirectly, of 10% or more of the voting power of our then outstanding voting stock at any time within the two-year period immediately prior to the date in question) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes certain fair price and/or supermajority stockholder voting requirements on these combinations; and

  •
  "control share" provisions that provide that holders of "control shares" of our company (defined as shares that, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") have no voting rights with respect to their control shares, except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

        By resolution of our board of directors, we have opted out of the business combination provisions of the MGCL and provided that any business combination between us and any other person is exempt from the business combination provisions of the MGCL, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). In addition, pursuant to a provision in our bylaws, we have opted out of the control share provisions of the MGCL. However, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL in the future. Notwithstanding the foregoing, an alternation or repeal of the board resolutions exempting such business combinations will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

        Certain provisions of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain corporate governance provisions, some of which (for example, a classified board) are not currently applicable to us. If implemented, these provisions may have the effect of limiting or precluding a third-party from making an unsolicited acquisition proposal for us or of delaying, deferring or preventing a change in control of us under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then current market price. In addition, we have opted out of certain provisions of Subtitle 8 of Title 3 of MGCL, commonly referred to as the

Maryland Unsolicited Takeover Act, or MUTA, by means of our charter, which prohibits us from electing to be subject to such provisions unless a proposal to repeal such prohibition with respect to any section of Title 3, Subtitle 8 of the MGCL is approved by the affirmative vote of at least a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of our directors. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Subtitle 8, Also Known as the Maryland Unsolicited Takeover Act."

Certain provisions in the partnership agreement of our operating partnership may delay or prevent unsolicited acquisitions of us.

        Provisions in the partnership agreement of our operating partnership may delay, or make more difficult, unsolicited acquisitions of us or changes of our control. These provisions could discourage third parties from making proposals involving an unsolicited acquisition of us or change of our control, although some of our stockholders might consider such proposals, if made, desirable. These provisions include, among others:

  •
  redemption rights;

  •
  a requirement that we may not be removed as the general partner of our operating partnership without our consent;

  •
  transfer restrictions on common units;

  •
  our ability, as general partner, in some cases, to amend the partnership agreement and to cause our operating partnership to issue units with terms that could delay, defer or prevent a merger or other change of control of us or our operating partnership without the consent of the limited partners; and

  •
  the right of the limited partners to consent to direct or indirect transfers of the general partnership interest, including as a result of a merger or a sale of all or substantially all of our assets, in the event that such transfer requires approval by our common stockholders.

        Upon completion of this offering and the formation transactions, the limited partners of our operating partnership other than Priam Properties Inc., including certain of our executive officers and directors, will collectively own approximately        % of the outstanding common units, which represents an approximate        % beneficial interest in our company on a fully diluted basis.

We may pursue less vigorous enforcement of terms of the contribution and other agreements with members of our senior management and our affiliates because of our dependence on them and conflicts of interest.

        Each of Messrs. Mathur and Adams, our Chief Executive Officer and President, Chief Operating Officer and Secretary, respectively, are parties to or have interests in contribution agreements with us pursuant to which we will acquire interests in our properties and assets. In addition, we will enter into an option agreement with certain of our officers, or entities they control, with respect to a certain property. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with such members of board of directors and our management, with possible negative impact on stockholders.

Our board of directors may change our strategies, policies and procedures without stockholder approval and we may become more highly leveraged, which may increase our risk of default under our debt obligations.

        Our investment, financing, leverage and distribution policies, and our policies with respect to all other activities, including growth, capitalization and operations, will be determined exclusively by our board of directors and may be amended or revised at any time by our board of directors without notice to or a vote of our stockholders. This could result in us conducting operational matters, making investments or pursuing business or growth strategies that are different than those contemplated in this prospectus. Further, our charter and bylaws do not limit the amount or percentage of indebtedness, funded or otherwise, that we may incur. Our board of directors may alter or eliminate our current policy on borrowing at any time without stockholder approval. If this policy changed, we could become more highly leveraged, which could result in an increase in our debt servicing costs. Higher leverage also increases the risk of default on our obligations. In addition, a change in our investment policies, including the manner in which we allocate our resources across our portfolio or the types of assets in which we seek to invest, may increase our exposure to interest rate risk, real estate market fluctuations and liquidity risk. Changes to our policies with regard to the foregoing could materially adversely affect our financial condition, results of operations and cash flows.

Our rights and the rights of our stockholders to take action against our directors and officers are limited.

        Under Maryland law, generally, a director will not be liable if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. In addition, our charter eliminates the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

  •
  actual receipt of an improper benefit or profit in money, property or services; or

  •
  active and deliberate dishonesty by the director or officer that was established by a final judgment as being material to the cause of action adjudicated.

        Our charter obligates us to indemnify each director and officer, to the maximum extent permitted by Maryland law, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to advance the defense costs incurred by our directors and officers. We intend to enter into indemnification agreements with each of our executive officers and directors whereby we will indemnify our directors and executive officers to the fullest extent permitted by Maryland law against all expenses and liabilities incurred in their capacity as an officer and/or director, subject to limited exceptions. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist absent the current provisions in our charter and bylaws or that might exist with other companies.

We are a holding company with no direct operations and, as such, we will rely on funds received from our operating partnership to pay liabilities, and the interests of our stockholders will be structurally subordinated to all liabilities and obligations of our operating partnership and its subsidiaries.

        We are a holding company and will conduct substantially all of our operations through our operating partnership. We do not have, apart from an interest in our operating partnership, any independent operations. As a result, we will rely on cash distributions from our operating partnership to pay any dividends we might declare on shares of our common stock. We will also rely on distributions from our operating partnership to meet any of our obligations, including any tax liability on taxable income allocated to us from our operating partnership. In addition, because we are a holding company, your claims as a stockholder will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our operating partnership and its subsidiaries. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our operating partnership and its subsidiaries will be available to satisfy the claims of our stockholders only after all of our and our operating partnership's and its subsidiaries' liabilities and obligations have been paid in full.

Our operating partnership may issue additional common units to third parties without the consent of our stockholders, which would reduce our ownership percentage in our operating partnership and could have a dilutive effect on the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders.

        Upon completion of this offering and the formation transactions, we will own        % of the outstanding common units in our operating partnership. We may, in connection with our acquisition of properties or otherwise, issue additional common units to third parties. Such issuances would reduce our ownership percentage in our operating partnership and could affect the amount of distributions made to us by our operating partnership and, therefore, the amount of distributions we can make to our stockholders. Because you will not directly own common units, you will not have any voting rights with respect to any such issuances or other partnership level activities of our operating partnership.

Risks Related to Our Status As a REIT

Failure to qualify as a REIT, or failure to maintain our qualification as a REIT, would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

        We have not yet elected to be taxed as a REIT. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT commencing with our short taxable year ending December 31, 2018. However, we cannot assure you that we will qualify and maintain our qualification as a REIT. To qualify as a REIT, we must meet various requirements set forth in the Code concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions. The REIT qualification requirements are extremely complex, and interpretations of the federal income tax laws governing qualification as a REIT are limited. The complexity of these requirements and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through an entity treated as a partnership for federal income tax purposes. Accordingly, we cannot be certain that we will be successful in operating so as to qualify as a REIT. At any time, new laws, interpretations or court decisions may change the federal income tax laws relating to, or the federal income tax consequences of, qualification as a REIT. It is possible that future economic, market, legal, tax or other considerations may cause our board of directors to determine that it is not in our best interest to qualify as a REIT and to revoke our REIT election, which it may do without stockholder approval.

        In connection with this offering, we will receive an opinion from Hunton Andrews Kurth LLP that, commencing with our short taxable year ending December 31, 2018, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the federal income tax laws for our short taxable year ending December 31, 2018 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP's opinion will be based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, and is not binding upon the Internal Revenue Service, or the IRS, or any court and speaks only as of the date issued. In addition, Hunton Andrews Kurth LLP's opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, certain qualification tests set forth in the federal tax laws. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. In addition, Hunton Andrews Kurth LLP's opinion will not foreclose the possibility that we may have to use one or more REIT savings provisions, which may require us to pay a material excise or penalty tax in order to maintain our REIT qualification.

        If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

  •
  we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to federal income tax at regular corporate rates;

  •
  we could be subject to increased state and local taxes; and

  •
  unless we are entitled to relief under certain federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

        In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See "Material Federal Income Tax Considerations" for a discussion of material federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

        Even if we qualify for taxation as a REIT, we may be subject to certain federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, any TRS we form in the future will be subject to regular corporate federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to federal corporate income tax.

        We intend to operate in a manner so as to qualify as a REIT for federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or liquidate otherwise attractive investments.

        To qualify as a REIT for federal income tax purposes, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. Thus, compliance with the REIT requirements may hinder our performance.

        In particular, we must ensure that at the end of each calendar quarter, at least 75% of the value of our assets consists of cash, cash items, government securities and qualified real estate assets. The remainder of our investment in securities (other than government securities, securities of TRSs and qualified real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities, securities of TRSs and qualified real estate assets) can consist of the securities of any one issuer, and no more than 20% of the value of our total assets can be represented by the securities of one or more

TRSs. If we fail to comply with these requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

Ownership of a TRS will be subject to limitations and our transactions with a TRS would cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm's-length terms.

        Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation and in certain circumstances, other limitations on deductibility may apply. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm's-length basis. Any TRS that we form will be subject to applicable federal, foreign, state and local income tax on its taxable income, and its after-tax net income will be available for distribution to us but is not required to be distributed to us. We believe that the aggregate value of the stock and securities of any TRSs we form will be less than 20% of the value of our total assets (including our TRS stock and securities). Furthermore, we will monitor the value of our respective investments in any TRS for the purpose of ensuring compliance with TRS ownership limitations and would structure our transactions with our TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we would be able to comply with the 20% limitation described above or to avoid application of the 100% excise tax.

The 100% tax on prohibited transactions will limit our ability to engage in transactions that would be treated as prohibited transactions for federal income tax purposes.

        The term "prohibited transaction" generally includes a sale or other disposition of property that is held primarily for sale to customers in the ordinary course of a trade or business by us. The Code sets forth a safe harbor for REITs that wish to sell property without risking the imposition of the 100% tax. A principal requirement of the safe harbor is that the REIT must hold the applicable property for not less than two years prior to its sale of the production of rental income. No assurance can be given that we will qualify for this safe harbor. We intend to conduct our operations at the REIT level so that no asset that we own (or are treated as owning) will be treated as, or as having been, held for sale to customers, and that a sale of any such asset will not be treated as having been in the ordinary course of our business. As a result, we may choose not to engage in certain transactions at the REIT level, even though the sales or structures might otherwise be beneficial to us. In addition, whether property is held "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any property that we sell will not be treated as property held for sale to customers, or that we can comply with certain safe-harbor provisions of the Code that would prevent such treatment. The 100% tax does not apply to gains from the sale of property that is held through a TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate rates. We intend to structure our activities to avoid the prohibited transaction tax.

You may be restricted from acquiring or transferring certain amounts of our common stock.

        The restrictions on ownership and transfer in our charter may inhibit market activity in our capital stock and restrict our business combination opportunities.

        In order to qualify as a REIT for each taxable year after 2018, five or fewer individuals, as defined in the Code, may not own, beneficially or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Attribution rules in the Code determine if any individual or entity beneficially or constructively owns our capital stock under this requirement. Additionally, at least 100 persons must beneficially own our capital stock during at least 335 days of a taxable year for each taxable year after 2018. To help insure that we meet these tests, our charter restricts the acquisition and ownership of shares of our capital stock.

        Our charter, with certain exceptions, authorizes our directors to take such actions as are necessary to preserve our qualification as a REIT. Unless exempted by our board of directors, our charter prohibits any person from beneficially or constructively owning more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock. Our board of directors may not grant an exemption from this restriction to any proposed transferee whose ownership in excess of 9.8% of the value of our outstanding shares would result in our failing to qualify as a REIT. This as well as other restrictions on transferability and ownership will not apply, however, if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT.

New legislation or administrative or judicial action, in each instance potentially with retroactive effect, could make it more difficult or impossible for us to qualify or remain qualified as a REIT.

        The federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial or administrative action at any time, which could affect the federal income tax treatment of an investment in us. The federal income tax rules dealing with REITs are constantly under review by persons involved in the legislative process, the IRS and the U.S. Treasury Department, which could result in statutory changes as well as frequent revisions to regulations and interpretations.

        The recently enacted tax law informally known as the Tax Cuts and Jobs Act, or the TCJA, significantly changed the federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. The impact of the TCJA on us and our stockholders is uncertain and may not become evident for some period of time. For example, the TCJA contained provisions that may reduce the relative competitive advantage of operating as a REIT, including the lowering of income tax rates on individuals and corporations, which eases the burden of double taxation on corporate dividends and potentially causes the single level of taxation on REIT distributions to become relatively less attractive. The TCJA also contains provisions allowing the expensing of capital expenditures, which could result in the bunching of taxable income and required distributions for REITs, and provisions extending the depreciable lives of certain real estate assets and further limiting the deductibility of interest expense, which could negatively impact the real estate market. In addition, technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. There can be no assurance that future changes to the federal income tax laws or regulatory changes will not be proposed or enacted that could impact our business and financial results. Furthermore, the REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department, which may result in revisions to regulations and interpretations in addition to statutory changes. If enacted, certain of such changes could have an adverse impact on our business and financial results.

        We cannot predict whether, when or to what extent the TCJA and any new federal tax laws, regulations, interpretations or rulings will impact the real estate investment industry or REITs. Prospective investors are urged to consult their tax advisors regarding the effect of the TCJA and potential future changes to the federal tax laws on an investment in our stock.

Dividends payable by REITs generally do not qualify for the reduced tax rates on dividend income from regular corporations.

        Qualified dividend income payable to U.S. stockholders that are individuals, trusts and estates is subject to the reduced maximum tax rate applicable to capital gains. Dividends payable by REITs, however, generally are not eligible for the reduced qualified dividend rates. For taxable years beginning after December 31, 2017 and before January 1, 2026, non-corporate taxpayers may deduct up to 20% of certain pass-through business income, including "qualified REIT dividends" (generally, dividends received by a REIT stockholder that are not designated as capital gain dividends or qualified dividend income), subject to certain limitations, resulting in an effective maximum federal income tax rate of 29.6% on such income. In addition, individuals, trusts, and estates whose income exceeds certain thresholds are subject to 3.8% Medicare tax on dividends received by us. Although the reduced federal income tax rate applicable to qualified dividend income does not adversely affect the taxation of REITs or dividends payable by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of REITs, including our common stock. Tax rates could be changed in future legislation.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

        Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to federal income tax on our taxable income and would no longer be required to distribute most of our taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

If our operating partnership failed to qualify as a partnership for federal income tax purposes, we would cease to qualify as a REIT and suffer other adverse consequences.

        We believe that our operating partnership will be treated as a "partnership" for federal income tax purposes. As a partnership, our operating partnership generally will not be subject to federal income tax on its income. Instead, each of its partners, including us, will be allocated, and may be required to pay tax with respect to, its share of our operating partnership's income. We cannot assure you, however, that the IRS will not challenge the status of our operating partnership or any other subsidiary partnership in which we own an interest as a partnership for federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership or any such other subsidiary partnership as an entity taxable as a corporation for federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, we would likely cease to qualify as a REIT. Also, the failure of our operating partnership or any subsidiary partnerships to qualify as a partnership could cause it to become subject to federal and state corporate income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

To qualify and maintain our REIT status, we may be forced to borrow funds during unfavorable market conditions, and the unavailability of such capital on favorable terms at the desired times, or at all, may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flows.

        To qualify as a REIT, we generally must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding net capital gains, and we will be subject to regular corporate income taxes to the extent that we distribute less than 100% of our REIT taxable income each year. In addition, we will be subject to a 4% nondeductible excise tax on the amount, if any, by which distributions paid by us in any calendar year are less than the sum of 85% of our ordinary income, 95% of our capital gain net income and 100% of our undistributed income from prior years. In order to qualify and maintain our REIT status and avoid the payment of income and excise taxes, we may need to borrow funds to meet the REIT distribution requirements even if the then prevailing market conditions are not favorable for these borrowings. These borrowing needs could result from, among other things, differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes, or the effect of non-deductible expenditures, the creation of reserves or required principal payments. Our access to third-party sources of capital depends on a number of factors, including the market's perception of our growth potential, our current debt levels, the market price of our common stock, and our current and potential future earnings. We cannot assure you that we will have access to such capital on favorable terms at the desired times, or at all, which may cause us to curtail our investment activities or dispose of assets at inopportune times and/or on unfavorable terms, which could materially adversely affect our financial condition, results of operations and cash flows.

Risks Related to This Offering

There has been no public market for our common stock prior to this offering and an active trading market for our common stock may not develop following this offering.

        Prior to this offering, there has not been any public market for our common stock, and there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. The initial public offering price of our common stock will be determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. See "Underwriting." The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investor interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities (including securities issued by other real estate-based companies), our financial performance and general stock and bond market conditions.

We may be unable to make distributions at expected levels, which could result in a decrease in the market price of our common stock.

        Our estimated initial annual distribution represents        % of our estimated initial cash available for distribution for the 12 months ending September 30, 2019 as calculated in "Distribution Policy." Accordingly, we may be unable to pay our estimated initial annual distribution to stockholders out of cash available for distribution. If sufficient cash is not available for such distribution from our operations, we may have to fund distributions from working capital, borrow to provide funds for such distributions, or reduce the amount of such distributions. To the extent we borrow to fund distributions, our future interest expense would increase, thereby reducing our earnings and cash available for distribution from what they otherwise would have been. If cash available for distribution generated by our assets is less than our current estimate, or if such cash available for distribution decreases in future periods from expected levels, our inability to make the expected distributions could result in a decrease in the market price of our common stock. In the event the underwriters' overallotment option is exercised, pending investment of the proceeds therefrom, our ability to pay such distributions out of cash from our operations may be further adversely affected.

        All distributions will be made at the discretion of our board of directors and will be based upon, among other factors, our historical and projected results of operations, financial condition, cash flows and liquidity, qualification and maintenance of our REIT qualification and other tax considerations, capital expenditure and other expense obligations, debt covenants, contractual prohibitions or other limitations and applicable law and such other matters as our board of directors may deem relevant from time to time. We may not be able to make distributions in the future, and our inability to make distributions, or to make distributions at expected levels, could result in a decrease in the market price of our common stock.

Messrs. Mathur and Adams and their respective affiliates will receive benefits in connection with this offering, which create a conflict of interest because they have interests in the successful completion of this offering that may influence their decisions affecting the terms and circumstances under which this offering and formation transactions are completed.

        In connection with this offering and our formation transactions, Messrs. Mathur and Adams and their affiliates will receive an aggregate of                common units, representing an approximate        % beneficial interest in our company on a fully diluted basis, and cash payments in the aggregate amount of approximately $             million. These transactions create a conflict of interest because Messrs. Mathur and Adams have interests in the successful completion of this offering and in the amount of consideration we pay to acquire our initial portfolio in the formation transactions. These interests may influence their decisions, affecting the terms and circumstances under which this offering and the formation transactions are completed. For more information concerning benefits to be received by Messrs. Mathur and Adams in connection with this offering, see "Structure and Formation of Our Company—Benefits of the Formation Transactions to Related Parties."

Certain members of our senior management team own a significant amount of common units exchangeable for shares of our common stock or LTIP units exchangeable for shares of our common stock, and future sales by these holders of shares of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock.

        Messrs. Mathur and Adams and other members of our senior management team will beneficially own, upon completion of this offering, an aggregate of approximately        % of our outstanding shares of common stock (assuming the exchange of all outstanding OP units and LTIP units beneficially owned by them into shares of our common stock on a one-for-one basis). Future sales by these holders of shares of our common stock, or the perception that such sales could occur in the future, could have a material adverse effect on the market price of our common stock.

The market price and trading volume of our common stock may be volatile following this offering.

        Even if an active trading market develops for our common stock, the per-share trading price of our common stock may be volatile. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur, and investors in shares of our common stock may from time to time experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the per-share trading price of our common stock declines significantly, you may be unable to resell your shares at or above the public offering price. We cannot assure you that the per-share trading price of our common stock will not fluctuate or decline significantly in the future.

        Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

  •
  actual or anticipated variations in our quarterly operating results or dividends;

  •
  changes in our funds from operations or earnings estimates;

  •
  publication of research reports about us or the real estate industry;

  •
  increases in market interest rates that lead purchasers of our shares to demand a higher yield;

  •
  changes in market valuations of similar companies;

  •
  adverse market reaction to any additional debt we incur in the future;

  •
  additions or departures of key management personnel;

  •
  actions by institutional stockholders;

  •
  speculation in the press or investment community;

  •
  the realization of any of the other risk factors presented in this prospectus;

  •
  the extent of investor interest in our securities;

  •
  the general reputation of REITs and the attractiveness of our equity securities in comparison to other equity securities, including securities issued by other real estate-based companies;

  •
  our underlying asset value;

  •
  investor confidence in the stock and bond markets generally;

  •
  changes in tax laws;

  •
  future equity issuances;

  •
  failure to meet earnings estimates;

  •
  failure to meet and maintain REIT qualifications;

  •
  changes in our credit ratings; and

  •
  general market and economic conditions.

        In addition, the stock markets, including the NYSE on which shares of our common stock are expected to be listed, historically have experienced significant price and volume fluctuations. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the price of their common stock. This type of litigation could result in substantial costs and divert our management's attention and resources, which could have a material adverse effect on us our financial condition, results of operations, cash flows and the per-share trading price of our common stock.

We may use a portion of the net proceeds from this offering to make distributions to our stockholders, which would, among other things, reduce our cash available to develop or acquire properties and may reduce the returns on your investment in our common stock.

        Prior to the time we have fully invested the net proceeds from this offering, we may fund distributions to our stockholders out of the net proceeds from this offering, which would reduce the amount of cash we have available to acquire properties and may reduce the returns on your investment in our common stock. The use of these net proceeds for distributions to stockholders could adversely affect our financial results. In addition, funding distributions from the net proceeds from this offering may constitute a return of capital to our stockholders, which would have the effect of reducing each stockholder's tax basis in our common stock.

You will experience immediate and material dilution as a result of this offering, which may adversely affect the per-share trading price of our common stock.

        As of September 30, 2018, the aggregate historical combined net tangible book value of our accounting predecessor was approximately $             million, or $            per share of our common stock held by the prior investors, assuming the exchange of common units into shares of our common stock on a one-for-one basis. As a result, the pro forma net tangible book value per share of our common stock after the completion of this offering and the formation transactions will be less than the initial public offering price. The purchasers of shares of our common stock offered hereby will experience immediate and substantial dilution of $            per share in the pro forma net tangible book value per share of our common stock, based on the midpoint of the price range set forth on the front cover of this prospectus. See "Dilution." Additionally, subject to the 180-day lock-up restricted described in "Underwriting," we are not restricted from issuing additional shares of common stock or issuing preferred stock, including securities that are convertible or exchangeable for, or that represent the right to receive, our common stock or our preferred stock or any substantially similar securities in the future. The per-share trading price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market pursuant to this offering, or otherwise, or as a result of the perception or expectation that such sales could occur.

The combined financial statements of our accounting predecessor and our unaudited pro forma financial statements may not be representative of our financial statements as an independent public company.

        The combined financial statements of our accounting predecessor and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. It is not possible for us to accurately estimate all adjustments that may reflect all the significant changes that will occur in our cost structure, funding and operations as a result of this offering and the formation transactions, including potential increased costs associated with reduced economies of scale and increased costs associated with being an independent publicly traded company. See "Selected Financial Data" and the combined financial statements of our accounting predecessor and our unaudited pro forma financial statements, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

Increases in market interest rates may have an adverse effect on the trading prices of our common stock as prospective purchasers of our common stock may expect a higher dividend yield and as an increased cost of borrowing may decrease our funds available for distribution.

        One of the factors that will influence the trading prices of our common stock will be the dividend yield on our common stock (as a percentage of the price of our common stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates but which are expected to rise in the near future, may lead prospective purchasers of our common stock to expect a higher dividend yield (with a resulting decline in the trading prices of our common stock) and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Thus, higher market interest rates could cause the market price of our common stock to decrease.

The number of shares of our common stock available for future issuance or sale could materially adversely affect the per-share trading price of our common stock.

        We are offering                shares of our common stock as described in this prospectus. Upon completion of this offering and the formation transactions, we will have outstanding approximately                shares of our common stock and common units, on a combined basis. The shares sold in this offering will be freely tradable, except restrictions on ownership and transfer in our charter intended to preserve our status as a REIT. Upon completion of this offering and the formation transactions, Messrs. Mathur and Adams and our other directors and officers and their affiliates, together with third-party prior investors, will beneficially own                common units, which may be tendered for redemption by us at the option of the holders beginning approximately two years following completion of this offering and the formation transactions, for cash, or, at our option, for shares of our common stock, on a one-for-one basis. We have agreed to register the shares issuable upon redemption of the common units so that such shares will be freely tradable under the securities laws after two years following completion of this offering and the formation transactions.

        We cannot predict whether future issuances or sales of shares of our common stock or the availability of shares for resale in the open market will decrease the per-share trading price of our common stock. The per-share trading price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse or upon the registration of additional shares of our common stock pursuant to registration rights granted in connection with this offering.

The issuance of substantial numbers of our equity securities, including common units or LTIP units, or the perception that such issuances might occur could materially adversely affect the per-share trading price of shares of our common stock.

        The exercise of the underwriters' overallotment option, the redemption of common units or LTIP units for common stock, the vesting of any restricted common stock granted to certain directors, executive officers and other employees under the 2018 Equity Incentive Plan, the issuance of our common stock or common units in connection with future property, portfolio or business acquisitions and other issuances of our common stock could have an adverse effect on the per-share trading price of our common stock, and the existence of units, options or shares of our common stock issuable under the 2018 Equity Incentive Plan or upon redemption of common units may adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future issuances of shares of our common stock may be dilutive to existing stockholders.

Future offerings of debt, which would be senior to our common stock upon liquidation, or preferred equity securities which may be senior to our common stock for purposes of dividend distributions or upon liquidation, may materially adversely affect us, including the per-share trading price of our common stock.

        In the future, we may attempt to increase our capital resources by making additional offerings of debt or equity securities (or causing our operating partnership to issue debt securities), including medium-term notes, senior or subordinated notes and classes or series of preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will be entitled to receive our available assets prior to distribution to the holders of our common stock. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against dilution. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability pay dividends to the holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk that our future offerings could reduce the per-share trading price of our common stock and dilute their interest in us.

If securities analysts do not publish research or reports about our industry or if they downgrade our common stock or the office real estate sector, the price of our common stock could decline.

        The trading market for our common stock will rely in part upon the research and reports that industry or financial analysts publish about us or our industry. We have no control over these analysts. Furthermore, if one or more of the analysts who do cover us downgrades our shares or our industry, or the stock of any of our competitors, the price of our common stock could decline. If one or more of these analysts ceases coverage of our company, we could lose attention in the market which in turn could cause the price of our common stock to decline.

FORWARD-LOOKING STATEMENTS

        We make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws. In particular, statements pertaining to our capital resources, property performance, leasing rental rates, future dividends and results of operations contain forward-looking statements. Likewise, our pro forma financial statements and all of our statements regarding anticipated growth in our funds from operations and anticipated market conditions, demographics and results of operations are forward-looking statements. You can identify forward-looking statements by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should," "seek," "approximately," "intend," "plan," "pro forma," "estimates" or "anticipate" or the negative of these words and phrases or similar words or phrases which are predictions of or indicate future events or trends and which do not relate solely to historical matters. You can also identify forward-looking statements by discussions of strategy, plans or intentions.

        Forward-looking statements involve numerous risks and uncertainties and you should not rely on them as predictions of future events. Forward-looking statements depend on assumptions, data or methods which may be incorrect or imprecise and we may not be able to realize them. We do not guarantee that the transactions and events described will happen as described (or that they will happen at all). The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements:

  •
  general economic conditions;

  •
  adverse economic or real estate developments, either nationally or in the markets in which our properties are located;

  •
  other factors affecting the real estate industry generally;

  •
  the competitive environment in which we operate;

  •
  risks that affect the market for office properties and, in particular, target markets;

  •
  decreased rental rates or increased vacancy rates;

  •
  that our capital improvements and expenditures will not result in increased occupancy and rental rates;

  •
  our ability to successfully identify prime urban nodes in target markets;

  •
  our lack of operating history;

  •
  our failure to generate sufficient cash flows to service our outstanding indebtedness;

  •
  defaults on, early terminations of or non-renewal of leases by tenants, including significant tenants;

  •
  our failure to acquire the properties in our identified pipeline successfully, on the anticipated timeline or at the anticipated costs;

  •
  our failure to properly assess Millennial in-migration, employment growth or other trends in target markets and other markets in which we seek to invest;

  •
  lack or insufficient amounts of insurance;

  •
  bankruptcy or insolvency of a significant tenant or a substantial number of smaller tenants;

  •
  our failure to successfully operate acquired properties;

  •
  our ability to operate successfully as a public company;

  •
  our dependence on key personnel and ability to identify, hire and retain qualified personnel in the future;

  •
  conflicts of interests with our officers and/or directors;

  •
  our failure to obtain necessary outside financing on favorable terms or at all, including any credit facility we may enter into;

  •
  fluctuations in interest rates and increased operating costs;

  •
  financial market fluctuations;

  •
  general volatility of the market price of our common stock;

  •
  changes in GAAP;

  •
  environmental uncertainties and risks related to adverse weather conditions and natural disasters;

  •
  our failure to qualify and maintain our qualification as a REIT for federal income tax purposes;

  •
  limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for federal income tax purposes; and

  •
  changes in governmental regulations or interpretations thereof, such as real estate and zoning laws and increases in real property tax rates and taxation of REITs.

        While forward-looking statements reflect our good faith beliefs, they are not guarantees of future performance. We disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, of new information, data or methods, future events or other changes after the date of this prospectus, except as required by applicable law. You should not place undue reliance on any forward-looking statements that are based on information currently available to us or the third parties making the forward-looking statements. For a further discussion of these and other factors that could impact our future results, performance or transactions, see the section titled "Risk Factors."

 USE OF PROCEEDS

        After deducting the underwriting discount and commissions and estimated expenses of this offering payable by us (including reimbursement of offering related expenses incurred by entities controlled by Priam Capital), we expect to receive net proceeds from this offering of approximately $         million, or approximately $         million if the underwriters' overallotment option is exercised in full, in each case assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the front cover of this prospectus.

        We intend to contribute the net proceeds from this offering to our operating partnership in exchange for common units and our operating partnership intends use the net proceeds received from us as follows:

  •
  approximately $50.9 million to acquire certain ownership interests in the properties in our initial portfolio pursuant to the formation transactions;

  •
  approximately $5.0 million to repay the mezzanine loan portion of the mortgage secured by the property known as The Collection at Sabal Park, which bears interest at 14.0% and matures on August 5, 2021. The proceeds of the loan were used to pay for acquisitions; and

  •
  the remaining net proceeds for future acquisitions and general corporate purposes, including working capital, future acquisitions, and, potentially, paying distributions.

        Pending application of the net proceeds from this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT. Such investments may include, for example, government and government agency certificates, government bonds, certificates of deposit, interest-bearing bank deposits, money market accounts and mortgage loan participations.

 DISTRIBUTION POLICY

        We intend to pay regular quarterly dividends to holders of shares of our common stock. Although we have not previously paid dividends, we intend to pay a pro rata initial dividend with respect to the period commencing on the completion of this offering and ending on the last day of the then-current fiscal quarter, based on a distribution of $          per share for a full quarter. On an annualized basis, this would be $          per share, or an annual distribution rate of approximately        % based on an estimated initial public offering price at the midpoint of the price range set forth on the front cover of this prospectus. We estimate that this initial annual distribution rate will represent approximately         % of estimated cash available for distribution for the 12 months ending September 30, 2019. Our intended initial annual distribution rate has been established based on our estimate of cash available for distribution for the 12 months ending September 30, 2019, which we have calculated based on adjustments to our pro forma income for the 12 months ended September 30, 2018. In estimating our cash available for distribution for the 12 months ending September 30, 2019, we have made certain assumptions as reflected in the table and footnotes below, including that there will be no early lease terminations and no lease renewals or new leases executed in our portfolio after September 30, 2018 (unless there has been an early lease termination or a new or renewal lease has been entered into prior to the date of this prospectus).

        Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts after September 30, 2018, other than the amount of cash estimated to be used for tenant improvement and leasing commission costs related to leases that may be entered into prior to the date of this prospectus. Our estimate also does not reflect the amount of cash estimated to be used for investing activities for acquisition, development and other activities, other than a reserve for recurring capital expenditures, and amounts estimated for leasing commissions and tenant improvements for renewing space. It also does not reflect the amount of cash estimated to be used for financing activities, other than scheduled loan principal payments on mortgage and other indebtedness that will be outstanding upon completion of this offering. Although we have included all material investing and financing activities that we have commitments to undertake as of September 30, 2018, we may undertake other investing and/or financing activities in the future. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to pay dividends or make other distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future dividends or other distributions. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions.

        We intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Dividends and other distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including restrictions under applicable law and restrictive covenants in loan agreements in respect of our outstanding indebtedness, the capital requirements of our company, the distribution requirements necessary to maintain our qualification as a REIT and other factors described below. Although we have no current intention to do so, we may in the future also choose to pay dividends in shares of our common stock. See "Material Federal Income Tax Considerations—Distribution Requirements." We do not intend to reduce the expected dividends per share if the underwriters' overallotment option is exercised; however, this could require us to pay dividends from the net proceeds of this offering.

        Actual distributions may be significantly different from expected distributions. We cannot assure you that our estimated dividends will be made or sustained or that our board of directors will not change our distribution policy in the future. Any dividends or other distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense, the ability of our tenants to meet their obligations and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see "Risk Factors."

        Federal income tax law requires that a REIT distribute annually at least 90% of its REIT taxable income excluding net capital gains, and that it pay tax at regular corporate rates to the extent that it annually distributes less than 100% of its REIT taxable income including capital gains. In addition, a REIT will be required to pay a 4% nondeductible excise tax on the amount, if any, by which the distributions it makes in a calendar year are less than the sum of 85% of its ordinary income, 95% of its capital gain net income and 100% of its undistributed income from prior years. For more information, please see "Material Federal Income Tax Considerations." We anticipate that our estimated cash available for distribution will be sufficient to enable us to meet the annual distribution requirements applicable to REITs and to avoid or minimize the imposition of corporate and excise taxes. However, under some circumstances, we may be required to pay distributions in excess of cash available for distribution in order to meet these distribution requirements or to avoid or minimize the imposition of tax and we may need to borrow funds to make some distributions.

        The following table sets forth calculations relating to our intended regular quarterly distribution rate based on our pro forma net income for the 12 months ended September 30, 2018, which has been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus, and the adjustments we have made in order to estimate our initial cash available for distribution for the 12 months ending September 30, 2019 (dollars in thousands, except per share amounts):

Pro forma net income (loss) for the year ended December 31, 2017	$
Less: Pro forma net income (loss) for the nine months ended September 30, 2017
Add: Pro forma net income (loss) for the nine months ended September 30, 2018

Pro forma net income (loss) for the 12 months ended September 30, 2018	$
Add: real estate depreciation and amortization(1)
Less: net effects of straight-line rent adjustments for tenant leases(2)
Add: net increases in contractual rental revenue(3)
Less: net decreases in contractual rental revenue due to lease expirations, assuming renewals consistent with historical data(4)
Add: pro forma amortization of tenant incentives and leasing commissions(5)
Add: pro forma amortization of other real estate intangibles(6)
Add: pro forma amortization of debt issuance costs(7)
Add: pro forma non-cash compensation expense(8)

Estimated cash flow from operating activities for the 12 months ending September 30, 2019	$

Less: estimated cost of tenant improvements and leasing commissions(9)
Less: estimated recurring capital expenditures(10)
Less: scheduled principal payments on long-term debt(11)

Estimated cash available for distribution for the 12 months ending September 30, 2019	$

Our stockholders' share of estimated cash available for distribution(12)
Non-controlling interests' share of estimated cash available for distribution(13)
Estimated initial annual distribution per share of common stock
Total estimated initial annual distribution per share of common stock(14)
Payout ratio(15)		%

(1)
Represents the pro forma amount of depreciation and amortization for real estate assets for the 12 months ended September 30, 2018.

(2)
Represents the elimination of the net effects of straight-lined, pro forma rental revenues for the 12 months ended September 30, 2018.

(3)
Represents the sum of (i) contractual rent increases and the full-year impact of leases that commenced during the 12 months ended September 30, 2018 that will continue in effect during the 12 months ending September 30, 2019 of approximately $            , net of associated increases in property operating expenses of approximately $            , plus (ii) net reductions in rent abatement from leases that commenced on or before September 30, 2018 during the 12 months ending September 30, 2019 of approximately $            , plus (iii) contractual rent from leases entered into on or prior to September 30, 2018 but not commenced as of September 30, 2018 of approximately $            , net of associated increases in property operating expenses of approximately $            and abatements associated with these leases of approximately $            for the 12 months ending September 30, 2019.

(4)
Represents the full-year impact of leases that expired or were terminated during the 12 months ended September 30, 2018 and estimated net decreases in contractual rent during the 12 months ending September 30, 2019 due to lease expirations totaling            square feet, assuming a renewal rate of        % based on expiring square feet, which was our weighted-average historical lease renewal rate (without giving effect to incremental square footage under expansion leases or new leases) during the periods set forth below, and rental rates on renewed leases equal to the in-place rates for such leases at expiration. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors That May Influence Future Results of Operations—Lease Expirations" for further discussion of our scheduled lease expirations. This adjustment gives effect only to expirations net of estimated renewals and does not take into account incremental expansion or new leasing.

		Year Ended December 31,
	Nine Months Ended September 30, 2018
		2017	2016	Total
Expiring leases		18	5
Expiring square footage		49,518	11,156
Renewed leases		12	4
Renewed square footage		32,570	8,752
Renewal rate		66.0%	78.0%
(5)
Represents the pro forma amount of amortization associated with incentives and commissions associated with our leasing activity for the 12 months ended September 30, 2018.

(6)
Represents the pro forma amount of amortization associated with in-place and above and below-market leases for the 12 months ended September 30, 2018.

(7)
Represents the amortization of debt issuance costs for the 12 months ended September 30, 2018.

(8)
Represents the pro forma non-cash compensation expense related to equity-based awards to be granted to our executive officers, independent directors and eligible non-executive employees for the 12 months ended September 30, 2018.

(9)
Represents the costs of tenant improvements and leasing commissions and includes (a) any contractually committed tenant improvement or leasing commission costs to be paid in the 12 months ending September 30, 2019 related to any new leases or lease renewals entered into as of September 30, 2018 and (b) an estimate of tenant improvements and leasing commissions for the estimated lease renewals described in footnote (4) above based upon the historical average amount of tenant improvements and leasing commissions paid within our portfolio. The following table outlines how the historical averages were calculated:

		Year Ended December 31,
	Nine Months Ended September 30, 2018			Weighted Average
		2017	2016
Tenant improvements	$	$70,759	$88,051	$
Number of renewal leases		12	4
Total square footage renewed		32,570	8,752
Per square foot	$	$2.17	$10.06	$
Leasing commissions	$	$37,648	$27,429	$
Number of renewal leases		12	4
Total square footage renewed		32,750	8,752
Per square foot	$	$1.16	$3.13	$
(10)
Represents the estimated amount of recurring capital expenditures that will be required for the 12 months ending September 30, 2019, which is based on the historical average annual amount of recurring capital expenditures per square foot within our portfolio. The following table outlines how the historical averages were calculated:

		Year Ended December 31,
	Nine Months Ended September 30, 2018			Weighted Average
		2017	2016
Recurring capital expenditures	$	$275,627	$41,163	$
Total square footage		181,532	138,997
Recurring capital expenditures per square foot	$	$1.52	$0.33	$
(11)
Reflects the scheduled principal payments for mortgage loans payable for the 12 months ending September 30, 2019.

(12)
Based on an estimated ownership by our company of approximately        % of the limited partner interests in our operating partnership.

(13)
Represents the share of our estimated cash available for distribution for the 12 months ending September 30, 2019 that is attributable to the holders of limited partnership interests in our operating partnership other than us.

(14)
Based on a total of                shares of our common stock expected to be outstanding upon completion of this offering and the formation transactions.

(15)
Calculated as total estimated initial annual distribution to stockholders divided by our stockholders' share of estimated cash available for distribution for the 12 months ending September 30, 2019. If the underwriters exercise in full their overallotment option, our total estimated initial annual distribution to stockholders would be approximately $         million and our payout ratio would be        %.

 CAPITALIZATION

        The following table sets forth (i) the historical combined capitalization of our accounting predecessor as of September 30, 2018 on an actual basis, (ii) our unaudited pro forma capitalization, adjusted to give effect to the formation transactions, but before giving effect to this offering and (iii) our unaudited pro forma capitalization on an as adjusted basis to give effect to our formation transactions, this offering and the use of net proceeds as set forth in "Use of Proceeds." You should read this table in conjunction with "Use of Proceeds," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

As of September 30, 2018
	Historical	Pro Forma Formation Transactions	Pro Forma as Adjusted(1)(2)
Cash and cash equivalents	$	$	$

Debt:
Mortgage notes payable, net	$	$	$

Equity:
Common stock, $0.01 par value per share; 500,000,000 shares authorized; 1,000 shares issued and outstanding (historical) and shares issued and outstanding (pro forma and pro forma as adjusted)
Additional paid-in capital

Total equity

Total capitalization	$	$	$

(1)
Excludes          shares of our common stock issuable upon the exercise of the underwriters' overallotment option in full.

(2)
Includes (a)             shares of our common stock to be issued in this offering and (b) an aggregate of            restricted shares of our common stock to be granted to our independent directors upon completion of this offering (based on the midpoint of the price range set forth on the front cover of this prospectus) under the 2018 Equity Incentive Plan.

 DILUTION

        Investors in our common stock offered by this prospectus will experience an immediate and substantial dilution of the net tangible book value of our common stock from the initial public offering price. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock, assuming the exchange of common units and LTIP units for shares of our common stock on a one-for-one basis. At September 30, 2018, we had a net tangible book value of approximately $         million. After giving effect to the sale of our common stock in this offering, the application of the net proceeds received by us from this offering and completion of the formation transactions, the pro forma net tangible book value as of September 30, 2018 attributable to common stockholders would have been $         million, or $        per share of common stock. This amount represents an immediate increase in net tangible book value of $        per share to our continuing investors and an immediate dilution in pro forma net tangible book value of $        per share from the public offering price of $        per share of common stock to our new investors. The following table illustrates this per share dilution.

Assumed initial public offering price per share of our common stock(1)			$
Net tangible book value per share before the formation transactions and this offering(2)	$(	)
Decrease in pro forma net tangible book value per share attributable to the formation transactions, but before this offering(3)	$
Increase in pro forma net tangible book value per share after the formation transactions and this offering(4)	$

Pro forma net tangible book value per share after the formation transaction and this offering(5)			$

Dilution in pro forma net tangible book value per share to new investors(6)			$

(1)
Based on a price per share equal to the midpoint of the price range set forth on the front cover of this prospectus.

(2)
Net tangible book value per share of our common stock before the formation transactions and this offering is determined by dividing the net book value of tangible assets at September 30, 2018 (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs, acquired above-market leases and acquired in-place lease value, net of liabilities to be assumed, excluding acquired below-market leases) of our accounting predecessor by the number of shares of our common stock to be held by the prior investors after this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(3)
The decrease in pro forma net tangible book value per share of our common stock attributable to our formation transactions, but before this offering, is determined by dividing the difference between (a) the pro forma net tangible book value before our formation transactions and this offering and (b) the pro forma net tangible book value after our formation transactions and before this offering, by the number of shares of our common stock held by the prior investors after the completion of this offering, assuming the exchange for shares of our common stock on a one-for-one basis of the common units to be issued in connection with the formation transactions.

(4)
The increase in pro forma net tangible book value per share attributable to this offering is determined by subtracting (a) the sum of (i) the net tangible book value per share before the formation transactions and this offering (see note (1) above) and (ii) the decrease in pro forma net tangible book value per share attributable to our formation transactions (see note (2) above) from (b) the pro forma net tangible book value per share after our formation transactions and this offering (see note (4) below).

(5)
Based on pro forma net tangible book value of approximately $         million divided by the sum of        shares of our common stock, common units and LTIP units to be outstanding after this offering (excluding units held by us), not including (a)         shares of common stock issuable upon the exercise of the underwriters' overallotment option and (b)         shares of our common stock available for future issuance under the 2018 Equity Incentive Plan.

(6)
Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to the formation transactions and this offering from the initial public offering price per share paid by a new investor in this offering.

 SELECTED FINANCIAL DATA

        The following selected financial data should be read in conjunction with our audited and unaudited combined financial statements and the related notes, our unaudited pro forma financial statements and the related notes, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.

        The following table sets selected financial and operating data on (i) a consolidated pro forma basis for our company after giving effect to (a) the formation transactions, including our acquisition of interests in our initial properties, and required purchase accounting adjustments, (b) the estimated use of net proceeds from this offering, and (c) other pro forma adjustments reflecting the completion of this offering, and (ii) on a historical combined basis for our "accounting predecessor." Our accounting predecessor, which is not a legal entity, is comprised of certain entities and their consolidated subsidiaries that own directly or indirectly controlling interests in three office properties that we refer to as Haverstick, 5400 Poplar and Grove Park. We refer to these entities and their subsidiaries as the "ownership entities." Each of the ownership entities currently owns, directly or indirectly, one or more office properties. Upon completion of this offering and the formation transactions, we will acquire the three office properties owned directly or indirectly by our accounting predecessor. We have not presented historical information for Priam Properties Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company and activity in connection with this offering, and because we believe that a discussion of the results of Priam Properties Inc. would not be meaningful.

        The historical combined balance sheet information as of September 30, 2018, December 31, 2017 and 2016 of our accounting predecessor and the combined statements of operations and cash flow information for the nine months ended September 30, 2018, the year ended December 31, 2017, and the partial period ended December 31, 2016 of our accounting predecessor have been derived from the historical combined financial statements included elsewhere in this prospectus and includes all adjustments consisting of normal recurring adjustments, which management considers necessary for a fair presentation of the historical financial statements for such periods in accordance with GAAP.

        Our unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2018 assume completion of this offering and the formation transactions as of the beginning of the period for the statement of operations data and as of September 30, 2018 for the balance sheet data. Our unaudited pro forma condensed consolidated financial statements for the year ended December 31, 2017 assume completion of this offering and the formation transactions as of January 1, 2017 for the statement of operations data and as of December 31, 2017 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

 Our Company (Pro Forma) and Our Accounting Predecessor (Historical)

					Period from July 22, 2016 through December 31, 2016
	Nine Months Ended September 30, 2018		Year Ended December 31, 2017
	Pro Forma Condensed Consolidated (unaudited)		Pro Forma Condensed Consolidated (unaudited)
		Historical Combined (unaudited)		Historical Combined	Historical Combined
Statement of Operations Data:
Revenues
Rental revenue	$	$	$	$3,406,973	$544,748
Recoveries from tenants				373,392	83,955
Other income				1,597	—

Total revenues	$	$	$	$3,781,962	$628,703

Operating Expenses
Property operating expenses	$	$	$	$793,519	$142,223
Real estate taxes				516,627	73,700
Repairs and maintenance				297,397	61,740
Management fees				134,758	24,503
Other operating expenses				255,032	30,856
Depreciation and amortization				1,693,783	219,396

Total operating expenses	$	$	$	$3,691,116	$552,418

Income from operations	$	$	$	$90,846	$76,285
Interest expense				(770,009)	(127,198)

Net loss	$	$	$	$(679,163)	$(50,913)
Net loss attributable to non-controlling interest				—	—

Net loss attributable to Priam Properties Predecessor	$	$	$	$(679,163)	$(50,913)

Balance Sheet Data (as of):
Investments in real estate, net	$	$	$	$19,624,943	$14,921,287
Total assets	$	$	$	$22,858,805	$17,568,133
Mortgage notes payable, net	$	$	$	$15,498,347	$11,301,888
Total liabilities	$	$	$	$16,821,147	$11,852,987
Equity	$	$	$	$6,037,658	$5,715,146
Other Data:
Cash flows provided by (used in)
Operating activities	$	$	$	$977,987	$277,266
Investing activities	$	$	$	$(6,025,812)	$(16,427,260)
Financing activities	$	$	$	$5,221,562	$17,067,947
Net operating income ("NOI")(1)	$	$	$	$1,893,959	$326,537
Funds from operations ("FFO")(1)	$	$	$	$1,014,620	$168,483
Adjusted Funds From Operations ("AFFO")(1)	$	$	$	$555,417	$113,196

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures" for definitions of these metrics and reconciliations of these metrics to net income, the most directly comparable GAAP measure.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read in conjunction with the selected financial data, and the audited combined financial statements and related notes thereto, of our accounting predecessor for the years ended December 31, 2017 and December 31, 2016, and the interim periods ended September 30, 2018 and September 30, 2017, which are included elsewhere in this prospectus.

        Where appropriate, the following discussion includes analysis of the effects of the formation transactions, certain other transactions and this offering. These effects are reflected in the pro forma consolidated financial statements located elsewhere in this prospectus.

        As used in this section, unless the context otherwise requires, "we," "us," "our," and "our company" mean Priam Properties Inc., a Maryland corporation, together with our consolidated subsidiaries, including Priam Office Properties Operating Partnership L.P., a Maryland limited partnership, of which we are the sole general partner. References to our "accounting predecessor" are to the real estate operations and assets of the entities that own interests in the three properties that we refer to as Haverstick, 5400 Poplar, and Grove Park.

        This management's discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or elsewhere in this prospectus. See "Risk Factors" and "Forward-Looking Statements."

Overview

Our Company

        We are a newly formed, self-administered and self-managed real estate investment company focused on acquiring, improving, owning and managing multi-tenant office properties in high-growth urban nodes within target markets in the Midwest and Southeast United States. We were formed as a Maryland corporation in July 2018 and will commence operations upon completion of this offering. We have not had any operating activity since our formation, other than our initial capitalization and activities in preparation for this offering and the formation transactions. Accordingly, we believe that a discussion of the results of our historical operations would not be meaningful, and therefore, set forth below is a discussion of the historical operations of our accounting predecessor only.

        Upon completion of this offering and the formation transactions, we will conduct our business through a traditional REIT operating partnership structure in which our properties are owned by our operating partnership directly or indirectly through limited partnerships, limited liability companies, or other subsidiaries of our operating partnership. We will be the sole general partner of our operating partnership and expect to own approximately        % of our operating partnership upon the completion of this offering and the formation transactions. Accordingly, upon completion of this offering, we will consolidate the assets, liabilities and results of operations of our operating partnership.

Our Accounting Predecessor

        Our accounting predecessor is not a single legal entity, but rather a combination of real estate entities that are under common control by Mr. Mathur, our Chief Executive Officer, and Mr. Adams, our President, Chief Operating Officer and Secretary. These entities have controlling interests in entities that own three office properties that we refer to as Haverstick, 5400 Poplar and Grove Park.

Formation Transactions

        Substantially concurrently with the completion of this offering, we will complete a series of formation transactions pursuant to which we will acquire, through a series of contribution and acquisition transactions, 100% of the ownership interests in 14 of the office properties that will comprise our initial portfolio and approximately 43.7% of the interests in One Harrison (see "Business and Properties—Our Initial Portfolio"). In addition, our operating partnership has entered into a written agreement pursuant to which B&G Arbors LLC has granted our operating partnership a right of first refusal to purchase Arbors Office Complex. The right of first refusal is exercisable until September 30, 2019; however, the right of first refusal will automatically terminate if we have not purchased all of B&G Blankenbaker LLC's membership in the office property known as 2700 Blankenbaker by October 31, 2018.

        To acquire the ownership interests in the properties to be included in our initial portfolio, we anticipate issuing an aggregate of                common units, having an aggregate initial value of approximately $             million, and paying approximately $50.9 million in cash to the prior investors. Cash amounts will be paid out of the net proceeds from this offering. See "Use of Proceeds." These formation transactions will be effected substantially concurrently with the completion of this offering. See "Structure and Formation of our Company" for additional information regarding the formation transactions.

        We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters' overallotment option is exercised in full, in each case after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions payable by us (including reimbursement of offering related expenses incurred by entities controlled by Priam Capital). We will contribute the net proceeds from this offering to our operating partnership in exchange for common units. Our operating partnership will use the proceeds to pay approximately $50.9 million in cash to the prior investors in connection with the formation transactions, approximately $5.0 million to repay the mezzanine loan portion of the mortgage secured by the property known as The Collection at Sabal Park and the remaining net proceeds for general corporate purposes, including working capital, future acquisitions and, potentially, paying distributions. See "Use of Proceeds."

        Upon completion of the formation transactions, we expect our operations to be carried on through our operating partnership and wholly-owned subsidiaries of our operating partnership. Consummation of the formation transactions will enable us to (i) consolidate ownership of our initial portfolio under our operating partnership; and (ii) qualify as a REIT for federal income tax purposes commencing with the short taxable year ending December 31, 2018. As a result, upon completion of the formation transactions, we expect to be a vertically integrated and self-administered REIT with approximately ten employees providing in-house expertise in asset management, property management, leasing, tenant improvement construction, acquisitions, repositioning and financing.

        The fair value of the assets in our initial portfolio (consisting of physical assets and in-place leases) and liabilities assumed (consisting of long-term debt) will be estimated and recognized in accordance with GAAP. We will amortize the value of any above-market or below-market lease intangibles through rental income.

Factors That May Influence Future Results of Operations

Business and Strategy

        Our business is focused on acquiring, improving, owning and managing multi-tenant office properties in high-growth urban nodes within target markets. We developed our urban node investment strategy, which our management team has been executing since 2014, to address shifting demographic trends with a particular focus on Millennials. We believe Millennials are increasingly relocating away from major markets in search of living and working environments that provide access to the modern urban amenities that major markets offer while also providing a high quality of life and lower cost of living. We focus on acquiring, improving, owning and managing attractive office properties located in urban nodes within target markets because we believe these properties represent the most compelling risk-adjusted opportunity to benefit from the changing priorities and expectations of the Millennial workforce and the employers who seek to recruit and retain them.

        Part of our strategy includes improving the properties in our portfolio to further appeal to Millennials. This often includes implementing such amenities such as common-area WiFi, LED lighting, small cafes and food kiosks, and outdoor areas that often include seating, fire pits or bocce ball courts. We monitor the changing preferences among Millennials, and depending on the nature of these changes, they may impact our value-add strategy and lead to an increase in capital expenditures from what we have recorded in the past or currently anticipate.

Property Rental Revenue

        The future rental revenue from the properties in our initial portfolio will depend principally on our ability to maintain or increase the occupancy and rental rates of currently leased space, lease currently available space, and lease space that becomes available from lease expirations or other terminations. National, regional and local (particularly in target markets) economic conditions; an oversupply of or a reduction in demand for office space; changes in market rental rates; our ability to provide adequate services and maintenance at our properties; and fluctuations in interest rates could materially and adversely affect our rental revenue in future periods. Future economic or regional downturns affecting our submarkets or downturns in our tenants' industries that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments, as in the case of tenant bankruptcies, could materially and adversely affect our ability to maintain or increase occupancy levels and rental rates. In addition, growth in rental revenue also will partially depend on our ability to acquire additional properties that meet our acquisition criteria. At June 30, 2018, the aggregate portfolio occupancy for our initial properties was approximately 89.74% (or 90.60% when giving effect to committed leases, the terms of which have not commenced).

Conditions in Current Markets

        The properties in our initial portfolio are located in urban nodes in the MSAs of Columbus, Raleigh, Indianapolis, Tampa, Memphis, Louisville, and Birmingham. Positive or negative changes in Millennials continuing their migration to our initial target markets and specifically the urban nodes in which our initial properties are located in will impact our overall performance. See "Industry and Market Opportunity—Characteristics of Target Markets—Demographic Trends."

Operating Expenses

        Our operating expenses generally consist of rental expenses such as utilities, property taxes, insurance, maintenance and general and administrative expenses. Increases in rental expenses in excess of certain base amounts generally are passed on to tenants that are a party to our full-service gross leases and paid in full by tenants that are a party to our triple-net leases. In some cases, our office tenants may be party to a modified gross lease or modified net lease. In both cases, the tenant may self-perform or directly source some specific services that are typically included in our rental expenses. In addition, some of our leases provide for limitations on the amount of year-over-year increases for a particular rental expense. As a result, to the extent that property operating expenses increase at a rate faster than allowable year-over-year increases in rental expenses, we would not be able to pass certain costs on to our tenants, which could result in increases in property operating expenses and a corresponding reduction in net operating income. Additionally, properties in our portfolio may be reassessed for property tax purposes, or property tax rates may increase, from time to time after the completion of this offering. Therefore, the amount of property taxes we pay in the future may increase from what we have paid in the past.

        As a publicly-traded REIT, we estimate that our annual general and administrative expenses will increase due to higher legal, insurance, accounting and other costs of corporate governance and compliance associated with being a public company as compared to our accounting predecessor, which is comprised of private entities. We anticipate that our staffing levels will increase from approximately ten employees at the completion of this offering to between 15 and 25 employees during the next 12 to 24 months and, as a result, our general and administrative expenses will increase further.

Interest Rates

        We expect that future changes in interest rates will impact our overall performance. While we may seek to manage our exposure to future changes in rates through interest rate swap agreements or interest rate caps, portions of our overall outstanding debt, including borrowings under any credit facility we may enter into, will likely remain at floating rates.

Lease Expirations

        Our ability to re-lease space when leases expire will impact our results of operations and is affected by economic and competitive conditions in our markets as well as the desirability of our individual properties. As of June 30, 2018, in addition to 182,552 rentable square feet of currently available space in the office buildings of our initial portfolio, leases (other than month-to-month leases) representing 118,653 square feet, or 6.1%, of our total rentable square feet and 7.1% of our total annualized rent, were scheduled to expire during the six months ending December 31, 2018 and 250,143 square feet, or 13.4%, of our total rentable square feet and 15.7% of our total annualized rent, were scheduled to expire during the 12 months ending December 31, 2019. As of September 30, 2018, we had renewed                , or        %, of our total rentable square feet that were scheduled to expire during the six months ending December 31, 2018 and                , or        %, of our total rentable square feet that was scheduled to expire during the 12 months ending December 31, 2019.

        We expect to renew leases scheduled to expire during the six months ending December 31, 2018 and the 12 months ending December 31, 2019 consistent with our historical renewal rate. We calculate our "renewal rate" as the total square footage under renewal and expansion leases (without giving effect to incremental square footage under expansion leases or new leases) executed during the applicable period divided by the total square footage under renewable leases scheduled to expire during such period. We define "renewable leases" as all leases scheduled to expire during the applicable period, excluding terminated/defaulted leases, short-term/swing space leases and leases associated with known vacates at the time of acquisition. The following table sets forth certain historical information of our predecessor regarding our renewal rates during the periods set forth below.

		Year Ended December 31,
	Nine Months Ended September 30, 2018
		2017	2016	Total
Expiring leases		18	5
Expiring square footage		49,518	11,156
Renewed leases		12	4
Renewed square footage		32,570	8,752
Renewal rate		66.0%	78.0%

Taxable REIT Subsidiaries

        A TRS generally may provide non-customary and other services to our tenants and engage in activities that we may not engage in directly without adversely affecting our qualification as a REIT.

See "Material Federal Income Tax Considerations—Requirements for Qualification as a REIT—Taxable REIT Subsidiaries." We may form a TRS in the future. Any income earned by a TRS will not be included in our taxable income for purposes of the 75% or 95% gross income tests, except to the extent such income is distributed to us as a dividend, in which case such dividend income will qualify under the 95%, but not the 75%, gross income test. See "Material Federal Income Tax Considerations—Gross Income Tests." Because a TRS is subject to federal income tax, and state and local income tax (where applicable) as a regular corporation, the income earned by any TRS generally will be subject to an additional level of tax as compared to the income earned by our non-TRS subsidiaries.

Critical Accounting Policies and Estimates

Allocation of Purchase Price of Real Estate

        Upon the acquisition of investments in real estate, we evaluate whether the acquisition is a business combination or an asset acquisition. We have determined that all acquisitions of real estate by our accounting predecessor through December 31, 2017, met the definition of an asset acquisition. We allocate the purchase price of properties to acquired tangible assets, consisting of land and improvements, buildings and improvements, and acquired intangible assets and liabilities (consisting of the value of above-market and below-market leases and the value of in-place leases). For asset acquisitions, we allocate the purchase price and capitalized transaction costs using a relative fair value method.

        The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings and improvements based on our determination of the relative fair value of these assets. We determine the "as-if-vacant" fair value of a property using methods similar to those used by independent appraisers. We use factors in determining these analyses including estimates of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, we include real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

        The fair values of above-market and below-market leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases and (ii) an estimate of market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values and below-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market leases related to that lease would be recorded as an adjustment to rental income.

        The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on our consideration of current market costs to execute a similar lease. The amount of costs associated with lost rentals is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized and included in depreciation and amortization expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

Revenue Recognition and Allowance for Doubtful Accounts

        Rental revenues consist of base rents, which are recognized on a straight-line basis over their lease term. Recoveries from tenants represent amounts that are charged to tenants for their share of operating expenses incurred by us in accordance with each tenant's respective lease. Expenses such as insurance, real estate taxes, repairs and maintenance, and other operating expenses are generally subject to recovery. Recoveries from tenants are recognized in accordance with the terms of the lease, on a monthly basis, and adjusted annually.

        If collectability of rents or tenant receivables are not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established. For rent receivables, the assessment is based on amounts estimated to be recoverable over the lease term. Judgment is exercised in establishing allowances which include payment history and current credit status in developing these estimates.

Variable Interest Entities

        We consolidate a variable interest entity, or VIE, if we determine that we are the primary beneficiary of the entity. When evaluating the accounting for a VIE, we consider the purpose for which the VIE was created, the importance of each of the activities in which it is engaged, and our decision-making role, if any, in those activities that most significantly determine the entity's economic performance relative to other economic interest holders. We determine the rights, if any, to receive benefits or the obligation to absorb losses that could potentially be significant to the VIE by considering the economic interest in the entity, regardless of form, which may include debt, equity, management and servicing fees, or other contractual arrangements. We consider other relevant factors including each entity's capital structure, contractual rights to earnings or losses, subordination of our interests relative to those of other investors, contingent payments, and other contractual arrangements that may be economically significant.

Results of Operations

Comparison of the Nine Months Ended September 30, 2018 to the Nine Months Ended September 30, 2017—Our Accounting Predecessor

Revenue

        Total revenue.    Total revenue includes net rental revenue, as well as operating cost recoveries of certain operating costs such as utilities, taxes, insurance, and general maintenance items from our tenants. Total revenues increased to $            for the nine months ended September 30, 2018, from $            in the prior-year period.

        Rental revenue.    Rental revenue increased to $             million for the nine months ended September 30, 2018, from $            in the prior-year period.

        Recoveries from tenants:    Recoveries from tenants increased to $            for the nine months ended September 30, 2018, from $            for the prior-year period.

        Other income:    Other income was $            for the nine months ended September 30, 2018, compared with $            in the prior-year period.

Operating Expenses

        Total operating expenses.    Total operating expenses consist of costs of operating our properties, property taxes, repairs and maintenance, management fees to our third-party property managers, general and administrative costs, and depreciation and amortization. Total operating expenses were

$             million for the nine months ended September 30, 2018 as compared to $            for the prior-year period.

        Property operating expenses.    Property operating expenses consist of utilities, landscaping, janitorial, cleaning, and other routine upkeep costs. For the nine months ended September 30, 2018, these expenses totaled $            as compared to $            in the prior-year period.

        Real estate taxes.    Real estate taxes increased to $            for the nine months ended September 30, 2018 as compared to $            for the prior-year period.

        Repairs and maintenance.    Repairs and maintenance costs increased to $            for the nine months ended September 30, 2018 as compared to $            for the prior-year period.

        Management Fees.    Management fees increased to $            for the nine months ended September 30, 2018 as compared to $             for the prior-year period.

        General and administrative.    General and administrative expenses increased to $            for the nine months ended September 30, 2018 as compared to $            for the prior-year period.

        Depreciation and amortization.    Depreciation and amortization increased to $             million for the nine months ended September 30, 2018 as compared to $            for the prior-year period.

        Interest expense.    Interest expense increased to $            for the nine months ended September 30, 2018 as compared to $             for the prior-year period.

Comparison of Year Ended December 31, 2017 to the Period July 22, 2016 through December 31, 2016—Our Accounting Predecessor

Revenue

        Total revenue.    Total revenue includes net rental revenue, as well as operating cost recoveries from our tenants. Total revenues increased to $3.8 million for the year ended December 31, 2017, from $629,000 in the partial prior-year period. The increase in total revenue was the result of three acquisitions that closed during 2016 and early 2017—Grove Park in July 2016, Haverstick in December 2016 and 5400 Poplar in January 2017. The full year's impact of the two 2016 acquisitions combined with the early 2017 acquisition resulted in the large increase in total revenue relative to the prior-year period.

        Rental revenue.    Rental revenue increased to $3.4 million for the year ended December 31, 2017, from $545,000 in the partial prior-year period. The increase in rental revenue was the result of the full year's effect of the three acquisitions completed during 2016 and early 2017 (Grove Park, Haverstick and 5400 Poplar).

        Recoveries from tenants.    Recoveries from tenants increased to $373,000 for the year ended December 31, 2017, from $84,000 for the partial prior-year period. The timing of the three acquisitions completed in 2016 and 2017 accounts for the overall increase in tenant recoveries.

Operating Expenses

        Total operating expenses.    Total operating expenses consists of costs of operating our properties, property taxes, repairs and maintenance, management fees to our third-party property managers, general and administrative costs, and depreciation and amortization. Total operating expenses were $3.7 million for the year ended December 31, 2017 as compared to $552,000 for the partial prior-year period. The increase in total operating expenses was the result of the factors noted below.

        Property operating expenses.    Property operating expenses consist of utilities, landscaping, janitorial, cleaning, and other routine upkeep costs. For the year ended December 31, 2017, these expenses totaled $794,000 as compared to $142,000 in the partial prior-year period. The increase is the result of the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

        Real estate taxes.    Real estate taxes increased to $517,000 for the year ended December 31, 2017 as compared to $74,000 for the partial prior-year period. The increase is the result of the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

        Repairs and maintenance.    Repairs and maintenance costs increased to $297,000 for the year ended December 31, 2017 as compared to $62,000 for the partial prior-year period. The increase is due to the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

        Management fees.    Management fees increased to $135,000 for the year ended December 31, 2017 as compared to $25,000 for the partial prior-year period. The increase is due to the timing of the acquisitions of Grove Park and Haverstick during 2016 and the acquisition of 5400 Poplar in early 2017.

        Other operating expenses.    Other operating expenses increased to $255,000 for the year ended December 31, 2017 as compared to $31,000 for the partial prior-year period. The increase is due to the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

        Depreciation and amortization.    Depreciation and amortization increased to $1.7 million for the year ended December 31, 2017 as compared to $219,000 for the partial prior-year period. The increase is due to the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

        Interest expense.    Interest expense increased to $770,000 for the year ended December 31, 2017 as compared to $127,000 for the partial prior-year period. The increase is the result of the timing of the acquisitions of Grove Park and Haverstick in 2016 and the acquisition of 5400 Poplar in early 2017.

Non-GAAP Financial Measures

Net Operating Income

        Net Operating Income, or NOI, is a non-GAAP measure which we use to assess our operating results. We calculate NOI beginning with net income allocable to common stockholders in accordance with GAAP before interest, income taxes, depreciation and amortization, impairment losses, and gains or losses from sales of properties and any other infrequent items that create volatility within our earnings and make it difficult to determine the earnings generated by our core ongoing business. We also remove corporate-level general and administrative expenses and other income or expense items such as interest income from investments or costs from the pursuit of non-consummated transactions. NOI is a non-GAAP financial measure and should not be viewed as an alternative, or superior, to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that NOI is helpful to investors as a supplemental comparative performance measure of income generated by our properties alone on a recurring basis before administrative overhead. Other REITs may not define NOI in the same manner as we do; therefore, our computation of NOI may not be comparable to that of other REITs.

        The following table provides a reconciliation of net income prepared in accordance with GAAP to NOI:

	Pro Forma		Historical
	Nine Months Ended September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2017	Period from July 22, 2016 through December 31, 2016
Net income (loss) per GAAP	$	$	$(679,163)	$(50,913)
Interest expense			770,009	127,198
Depreciation and amortization of real estate assets			1,693,783	219,396
Straight-line rent revenue effect			(145,702)	—
General and administrative expenses			255,032	30,856

Net Operating Income	$	$	$1,893,959	$326,537

Funds From Operations and Adjusted Funds From Operations

        We calculate funds from operations, or FFO, in accordance with the current Nareit (formerly known as National Association of Real Estate Investment Trusts) definition. Nareit currently defines FFO as follows: Net income (computed in accordance with GAAP), excluding gains or losses from sales of property and impairment charges, plus depreciation and amortization on real estate assets. Other REITs may not define FFO in accordance with the Nareit definition or may interpret the current Nareit definition differently than we do; therefore, our computation of FFO may not be comparable to such other REITs.

        We calculate adjusted funds from operations, or AFFO, by starting with FFO and adjusting for recurring capital expenditures and acquisition-related costs and then adding back non-cash items including: non-real estate depreciation, straight-lined rents and fair value lease adjustments, non-cash components of interest expense and compensation expense. AFFO is a non-GAAP financial measure and should not be viewed as an alternative to net income calculated in accordance with GAAP as a measurement of our operating performance. We believe that AFFO is widely-used by other REITs and is helpful to investors as a meaningful additional measure of our ability to make capital investments. Other REITs may not define AFFO in the same manner as we do, and as a result, our calculation of AFFO may differ from that of our competitors.

        These metrics are non-GAAP financial measures and should not be viewed as an alternative measurement of our operating performance to net income. Management believes that accounting for real estate assets in accordance with GAAP implicitly assumes that the value of real estate assets diminishes predictably over time. Since real estate values have historically risen or fallen with market conditions, many industry investors and analysts have considered the presentation of operating results for real estate companies that use historical cost accounting to be insufficient by themselves. As a result, we believe that the additive use of FFO and AFFO, together with the required GAAP presentation, is widely-used by our competitors and other REITs and provides a more complete understanding of our performance and a more informed and appropriate basis on which to make investment decisions.

        The following table provides a reconciliation of net income prepared in accordance with GAAP to FFO and AFFO:

	Pro Forma		Historical
	Nine Months Ended September 30, 2018	Year Ended December 31, 2017	Year Ended December 31, 2017	Period from July 22, 2016 through December 31, 2016
Funds from operations:
Net Income (loss)	$	$	$(679,163)	$(50,913)
Income (loss) attributable to non-controlling interest			—	—
Depreciation and amortization of real estate assets			1,693,783	219,396

Funds from operations available for common stockholders	$	$	$1,014,620	$168,483
Recurring capital expenditures	$		(275,627)	(46,163)
Amortization of debt issuance costs			35,920	—
Straight-line effects of lease revenue			(145,702)	—
Amortization and accretion of above and below market leases			(73,794)	(9,124)
Non-cash stock compensation expense			—	—
Non-cash interest expense			—	—
Acquisition costs			—	—

Adjusted funds from operations available for common stockholders	$	$	$555,417	$113,196

Liquidity and Capital Resources

Overview

        We believe that the completion of this offering and the formation transactions will improve our financial position by reducing our leverage, including creating a pool of unencumbered assets, and providing us with enhanced access to capital. After completion of this offering and the formation transactions, we expect our ratio of debt to gross total assets to be approximately        % (        % if the underwriters' overallotment option is exercised in full).

        Our short-term liquidity requirements consist primarily of operating expenses and other expenditures associated with our properties, dividend payments to our stockholders required to qualify and maintain our qualification as a REIT, capital expenditures for property improvements and, potentially, acquisitions. We expect to meet our short-term liquidity requirements through net cash provided by operations, reserves established from existing cash and the net proceeds from this offering.

        Our long-term liquidity needs consist primarily of funds necessary for the repayment of debt at maturity, property acquisitions, tenant improvements and capital improvements. We expect to meet our long-term liquidity requirements with net cash from operations, long-term secured and unsecured indebtedness and the issuance of equity and debt securities.

        We are currently in compliance with all debt covenants relating to our outstanding indebtedness.

        We expect that, upon completion of this offering, and as a publicly traded REIT, we will have access to multiple sources of capital to fund our long-term liquidity requirements, including the incurrence of additional debt and the issuance of additional equity securities. However, as a new public company, we cannot assure you that we will have access to all these sources of capital. Our ability to incur additional debt will depend on a number of factors, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions that may be imposed by lenders. Our ability to access the equity capital markets will depend on a number of factors as well, including general market conditions for REITs and market perceptions about our company.

Consolidated Indebtedness

        Upon completion of this offering and the formation transactions and the application of the net proceeds from this offering, we expect to have approximately $163.6 million of consolidated long-term secured debt, of which approximately $58.7, or approximately 35.9%, is variable rate debt. The following table sets forth information as of June 30, 2018 (on a pro forma basis to give effect to the application of the net proceeds from this offering) with respect to indebtedness that we expect will be outstanding upon completion of this offering and the formation transactions:

Property	Pro Forma Amount Outstanding(1)	Interest Rate(2)	Effective Rate as of June 30, 2018	Maturity Date	Balance at Maturity
5400 Poplar	$4,189,596	4.50%	—%	July 22, 2022	$3,754,584
Blankenbaker	12,788,000	4.88	—	December 11, 2025	11,312,729
Chase Corporate Center	23,200,000	5.03	—	February 11, 2023	22,561,811
Executive Park	7,050,000	LIBOR + 2.75	4.84	April 11, 2023	6,147,808
Goodale	8,960,000	4.36	—	October 6, 2027	7,832,918
Grove Park	6,020,000	4.38	—	August 11, 2026	4,976,814
Haverstick	5,460,000	5.15	—	January 11, 2027	4,857,460
Intech Ten	8,282,000	4.13	—	September 26, 2027	7,200,242
MetroCenter IV	5,917,500	LIBOR + 2.50	4.59	February 28, 2020	5,864,028
MetroCenter V	12,900,000	4.43	—	January 6, 2028	11,810,645
One Harrison	6,930,000	4.78	—	June 1, 2028	5,329,642
Primacy II	10,750,000	4.44	—	May 1, 2024	9,160,907
Primacy III	9,328,200	LIBOR + 2.50	4.59	January 4, 2023	9,000,128
8700 Tournament Trails	5,375,000	4.62	—	May 1, 2024	4,596,972
The Collection—Mortgage Debt	36,400,000	LIBOR + 2.00	4.09	August 5, 2021	34,371,689

Total	$163,550,296				$148,778,377

(1)
Amounts based on projected debt balances as of June 30, 2018.

(2)
LIBOR refers to the London Interbank Offered Rate.

        Annual maturities (net of amortizing principal payments) of notes payable as of June 30, 2018 (on a pro forma basis) are due during the following years:

Year	Amount Due	Percentage of Total
2018	$—	—%
2019	—	—
2020	5,864,028	3.9
2021	34,371,689	23.1
2022	3,754,584	2.5
2023	37,709,747	25.4
2024	13,757,879	9.2
2025	11,312,729	7.6
2026	4,976,814	3.3
2027	19,890,620	13.4
2028	17,140,287	11.5
Thereafter	—	—

	$148,778,377	100.0%

Description of Certain Debt

        The following is a summary of the material provisions of the loan agreements evidencing our material debt expecting to be outstanding upon the closing of this offering and the consummation of the formation transactions.

Mortgage Loan Secured by Chase Corporate Center

        Chase Corporate Center is subject to senior mortgage debt with an original principal amount of $23.2 million.

        Maturity and interest.    The loan has a maturity date of February 11, 2023 and bears interest at a fixed rate per annum of 5.03%. The loan has an interest-only period until February 2021.

        Security.    The loan was made to a single purpose entity and is secured by a first-priority mortgage on Chase Corporate Center, security interest in all personal property used in connection with Chase Corporate Center, and an assignment of leases and rents relating to Chase Corporate Center.

        Prepayment.    The entire loan may be defeased in accordance with the terms of the loan agreement. On and after May 11, 2022, the loan may be prepaid without penalty.

        Events of default.    The loan agreement contains customary events of defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.

        Cash management.    Certain events may trigger cash management, including the debt yield (as defined below) being less than 7.5% (tested quarterly). If the debt yield falls below 7.5%, then the lender's sweep of excess cash flow from the property will continue until the date on which the debt yield has been at least 7.5% for two consecutive calendar quarters. "Debt yield" is defined as, as of the last day of the calendar month immediately preceding the applicable date of determination, the quotient obtained by dividing (a) adjusted net cash flow as of such date by (b) the outstanding principal amount of the loan as of such date.

Mortgage Loan Secured by The Collection at Sabal Park

        The Collection at Sabal Park is subject to senior mortgage debt with an original principal amount of $36.4 million.

        Maturity and interest.    The loan has a maturity date of August 5, 2021 and bears a fluctuating rate of interest per annum equal to the one-month LIBOR plus 2.00%. As of June 30, 2018, the effective interest rate was 4.09%.

        Security.    The loan was made to a single purpose entity and is secured by a first-priority mortgage on The Collection at Sabal Park, security interest in all personal property used in connection with The Collection at Sabal Park, and an assignment of leases and rents relating to The Collection at Sabal Park.

        Prepayment.    Prepayments may be made in whole or in part prior to the maturity date without penalty, but no more than twice per calendar year.

        Events of default.    The loan agreement contains customary events of defaults in the payment of principal or interest, defaults in compliance with the covenants contained in the documents evidencing the loan and bankruptcy or other insolvency events.

        Debt Service Coverage Ratio.    The loan is subject to a minimum debt service coverage ratio of 1.30 measured at the end of each calendar year beginning December 31, 2018.

Contractual Obligations

        The following table outlines the timing of required payments related to our commitments as of June 30, 2018.

		Payments by period
Contractual Obligations	Total	Within 1 year	2 years	3 years	4 years	5 years	More than 5 years
Principal payments of long-term indebtedness	$163,513,510	$1,178,071	$7,774,604	$2,364,133	$36,569,119	$43,378,943	$72,248,640
Long-term Debt—fixed interest	34,148,288	4,926,693	4,903,211	4,841,664	4,766,803	4,162,492	10,547,425
Long-term Debt—variable interest	8,427,603	2,340,654	2,445,269	2,205,095	947,391	489,194	—
Operating leases and other commitments	228,574	57,190	58,901	60,668	51,815	—	—
Capital lease obligations	737,037	182,598	182,598	182,597	164,626	24,618	—
Tenant-related commitments	—	—	—	—	—	—	—
Ground leases	1,470,000	30,000	30,000	30,000	30,000	30,000	1,320,000

Total	$208,525,012	$8,715,205	$15,393,961	$9,684,157	$42,529,754	$48,081,357	$84,116,065

        The information in the table above reflects our projected interest rate obligations for the floating rate payments based on one-month LIBOR as of June 30, 2018 of 2.09%.

Off-Balance Sheet Arrangements

        Other than the items disclosed above under the headings "Consolidated Indebtedness" and "Contractual Obligations," upon completion of this offering we will have no off-balance sheet arrangements that are reasonably likely to have a current or future material effect on our financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources. As of September 30, 2018 and December 31, 2017, our accounting predecessor did not have any off-balance sheet arrangements.

Cash Flows

        The following discussion of cash flow activity pertains to the results of our accounting predecessor for the nine months ended September 30, 2018 and 2017, the year ended December 31, 2017 and the period from July 22, 2016 through December 31, 2016.

        Cash and restricted cash were $            as of September 30, 2018. During nine months ended September 30, 2018, there was [a/an increase/decrease] in net cash, reflecting $            of cash provided by operating activities, $            of cash used in investing activities, and $            used in financing activities. Cash and restricted cash were $            as of September 30, 2018, and were $1.1 million and $918,000 as of December 31, 2017 and 2016, respectively.

        Operating activities.    Net cash provided by operating activities increased by $701,000 to $978,000 for the year ended December 31, 2017 compared to $277,000 for the partial prior-year period. The increase was primarily due to the addition of the Grove Park and Haverstick properties in 2016, resulting in additional rental revenue which drove increases in funds from operations.

        Investing activities.    Net cash used in investing activities decreased by $10.4 million to $6.0 million for the year ended December 31, 2017 compared to $16.4 million in the partial prior-year period. A decrease in the number of real estate acquisitions led to a decrease in capital expenditures. Two properties (Grove Park and Haverstick) were acquired in 2016, while one property (5400 Poplar) was acquired during 2017. This was slightly offset by an increase in capital additions due to the operation of three properties for the majority of 2017 versus only partial periods for 2 properties during 2016.

        Financing activities.    Net cash provided by financing activities decreased by $11.9 million to $5.2 million for the year ended December 31, 2017 compared to $17.1 million for the prior year. The decrease in cash provided by financing activities reflects lower proceeds from mortgage notes due to the comparison of two acquisitions in 2016 to one in 2017. Additionally, due to the timing of the activity, there was a decrease in the amount of contributions from equity members from 2016 to 2017, and an increase in the amount of distributions to equity members from 2016 to 2017.

Quantitative and Qualitative Disclosures about Market Risk

        Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market-sensitive instruments. In pursuing our business strategies, the primary market risk to which we are exposed is interest rate risk. Our primary interest rate exposure is daily LIBOR. We primarily use fixed interest rate financing to manage our exposure to fluctuations in interest rates. On a limited basis, we also use derivative financial instruments to manage interest rate risk. We do not use these derivatives for trading or other speculative purposes. We have not designated any of our derivatives as hedges for accounting purposes. As a result, we account for our derivative instruments under FASB ASC 815, Derivatives and Hedging. Under FASB ASC 815, the resulting assets and liabilities associated with derivative financial instruments are carried on our balance sheet at estimated fair value at the end of each reporting period.

        Assuming no increase in the amount of our outstanding variable-rate indebtedness, if the one-month LIBOR were to increase or decrease by 0.50%, our cash flows would decrease or increase by $            and $            , respectively.

Inflation

        Substantially all of our office leases provide for the recovery of increases in real estate taxes and operating expenses, subject to certain caps. In addition, substantially all of the leases provide for annual rent increases. We believe that inflationary increases may be offset in part by the contractual rent increases and expense escalations described above.

Recently Issued Accounting Literature

        On May 28, 2014, the Financial Accounting Standards Board, or FASB, issued Accounting Standards Update, or ASU, 2014-09, Revenue from Contracts with Customers, or ASU 2014-09. The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements. The pronouncement is effective for reporting periods beginning after December 15, 2017. The Company adopted the provisions of ASU 2014-09 effective January 1, 2018, using the modified retrospective approach. Rental property revenue is accounted in accordance with Accounting Standards Codification 840, Leases. The Company's rental revenue consists of (i) contractual revenues from leases recognized on a straight-line basis over the term of the respective lease and (ii) the reimbursements of the tenants' share of real estate taxes, insurance and other operating expenses. The Company evaluated the revenue recognition for its contracts within this scope under existing accounting standards and under ASU 2014-09 and concluded that there were no changes to the combined financial statements as a result of adoption.

        On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, or ASU 2017-05. ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. Partial sales of nonfinancial assets include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 provides guidance on how entities should recognize sales, including partial sales, of non-financial assets (and in-substance non-financial assets) to non-customers. ASU 2017-05 requires the seller to recognize a full gain or loss in a partial sale of non-financial assets, to the extent control is not retained. Any noncontrolling interest retained by the seller would, accordingly, be measured at fair value.

ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. The Company adopted the provisions of ASU 2017-05 effective January 1, 2018, which had no impact on the Company's combined financial statements.

        On February 25, 2016, the FASB issued ASU 2016-02, Leases, or ASU 2016-02. ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in Topic 606, Revenue from Contracts with Customers, and Topic 610, Other Income. Gains and Losses from the Derecognition of Non-financial Assets. Under ASU 2016-02, a lessee is required to record a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain costs, such as legal costs related to lease negotiations, being expensed rather than capitalized. In addition, ASU 2016-02 requires lessors to identify the lease and non-lease components, such as the reimbursement of common area maintenance, contained within each lease. Recoveries from tenants will not be addressed until the Company's adoption of ASU 2016-02, considering its revisions to accounting for common area maintenance as described in ASU 2018-11 below. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

        In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, or ASU 2018-11, to simplify the leasing guidance by allowing lessors to elect a practical expedient to not separate non-lease components from a lease, which would provide the Company with the option of not bifurcating certain common area maintenance recoveries as a non-lease component. The Company is in process of evaluating the impact that ASU 2016-02 and ASU 2018-11 will have on the Company's combined financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business, or ASU 2017-01. The amendments in ASU 2017-01 provide an initial screen to determine if substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of a similar identifiable assets, in which case the transaction would be accounted for as an asset acquisition. In addition, ASU 2017-01 clarifies the requirements for a set of activities to be considered a business and narrows the definition of an output. ASU 2017-01 is effective for fiscal years, and interim periods within such years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2017-01 at its inception and determined its purchases of investments in real estate were asset acquisitions rather than business combinations.

INDUSTRY AND MARKET OPPORTUNITY

        Unless otherwise indicated, the following information is based upon a report prepared for us by RCG. For purposes of this prospectus, when RCG makes reference to, or provides data with respect to, target markets in the aggregate, they are referring to the markets for which RCG has data.

Our Urban Node Investment Strategy

        We seek to acquire well-located multi-tenant office properties in urban nodes where we believe we will face limited competition from institutional investors and can effectively execute our value-add repositioning programs to generate attractive risk-adjusted returns for our stockholders. We believe urban nodes in target markets tend to be:

  •
  poised for, or already experiencing, population and office-use employment growth outperformance, both relative to national averages and major markets, and relative to the overall target market MSAs;

  •
  supply-constrained over the medium- to long-term due to prevailing market rents below levels that would justify new construction; and

  •
  characterized by a critical mass of office real estate of a size, vintage and character that we believe is well-suited for our capital improvement and value-added leasing strategies.

        We believe that well-located multi-tenant office properties in urban nodes that have a diverse tenant mix, a history of high occupancy rates and limited deferred capital expenditures provide downside protection. As a result of this downside protection and upside opportunity, we believe that the properties in our initial portfolio are desirable investments even before we deploy capital to make improvements to the property. We believe that with a relatively modest amount of discretionary capital expenditures, we can continue to create workspaces that appeal to Millennials and their employers to drive increases in occupancy and rental rates.

Millennial Trends

Maturing Millennial Workforce

        The Millennial generation, which is defined by the Brookings Institute to be all U.S. persons born between 1981 and 1997, is maturing. According to the Census Bureau, there were approximately 76 million Millennials as of December 31, 2017, comprising the largest generational cohort and the largest share of the U.S. labor force. As of January 2018, workers between the ages of 20 and 34 made up approximately 32% of the total civilian labor force according to the Bureau of Labor Statistics, as compared with 41% for workers between the ages of 35 and 54 and 22% for workers between the ages of 55 and 74. Moreover, by 2026, when the majority of Millennials will be 25-to-44-years old, Millennials are projected to comprise more than 44% of the total civilian labor force nationwide, according to the Bureau of Labor Statistics.

        As the majority of Millennials mature into their thirties, we believe many have entered or are entering into a stage of life where pursuing a career, starting a family and purchasing a home become priorities and, as a result, issues such as employment opportunities, cost of living, quality of life, proximity to work and access to well-regarded schools become increasingly important to them. According to a February 2018 Federal Home Loan Mortgage Corporation survey, approximately 93% of people between the ages of 21 and 37 reported the desire to own a home. Of that 93%, 21% can afford to buy a home but are renting for convenience reasons. Further, when choosing where to live, 87% of Millennial respondents to a 2015 survey by the Urban Land Institute indicated that the quality of the environment is either top priority or a high priority and half or more indicated that green space, space between neighbors and walkability were among their high priorities. We believe these preferences, combined with diminishing single-family home affordability in the major markets, have caused, are causing and will continue to cause many Millennials to pursue opportunities to live and work in urban nodes in target markets that can address their evolving career and personal goals. Further, we believe this shift in Millennial lifestyle preferences will significantly influence the pattern of economic growth across target markets in the near future.

Millennial Population Growth and In-Migration to Target Markets

        In 2016, annual average population growth in target markets exceeded annual average population growth in the major markets by more than 50%. By 2016, overall population growth in target markets was 1.1% versus 0.7% in the major markets, according to the Census Bureau. Millennials have contributed significantly to this recent population growth in target markets. Since 2010, population growth in the 25-to-34 year-old age cohort has been higher in target markets than in major markets and the gap has continued to widen. From 2013 through 2016, the population between the ages of 25 and 34 increased by an average of 1.9% per year in target markets compared with 1.3% per year in the major markets, with four of our initial target markets among the top 20 fastest-growing markets for this age group. From 2010 to 2016, the population between the ages of 25 and 34 increased 24.4% in Orlando, 17.0% in Tampa, 14.9% in Columbus and 14.1% in Nashville. The number of people between the ages of 25 and 34 in target markets has increased by 1.4 million people since 2010 to 13.1 million in 2016.

        Net migration was a significant driver of population growth in target markets in recent years, accounting for an annual average of approximately 50% of their population growth since 2012, compared with approximately 25% in major market, according to the Census Bureau. Moreover, as a share of the existing population, annual net migration averaged 0.5% per year between 2010 and 2016 in target markets, nearly double the pace in the major markets. In 2016, 4.6% of the total population between the ages of 25 and 34, or approximately 590,000 people, moved to a target market from another state, according to the Census Bureau. In comparison, only 3.5% of this age cohort in the major markets had moved from another state. We believe this population growth is primarily the result of a large and increasing portion of the Millennial-aged workforce choosing to remain after graduation to work in urban nodes within target markets or returning to the urban nodes within the markets where they grew up, rather than residing in the major markets longer-term.

Annual Population Growth

Sources: Census Bureau, RCG

 Population Growth: 25-34 Years

Sources: Census Bureau, RCG

Net Migration as a Share of Population Growth

Sources: Census Bureau, RCG

Demand Drivers and Indicators in Our Initial Target Markets

Highly-Educated Workers

        Many target markets are economic epicenters that often have a strong university presence and a large existing population of highly educated workers. Further, educational attainment increased in target markets in recent years because of net migration and retention of highly educated workers. As of 2016, approximately 3.3% of the population in target markets, or 687,000 people, holding a Bachelor's or more advanced degree had moved from another state, compared with 2.6% in the major markets. Notably, the rate of increase in the number of people in target markets holding a Bachelor's or more advanced degree has outpaced that of the major markets by approximately 5.0%, increasing between 2006 to 2016 by 34.8% and reaching 20.8 million people in 2016. In contrast, the highly-educated population in major markets increased at a slower pace of 29.3% during the same time period. We believe that job opportunities, affordability and lifestyle preferences will continue to draw highly-educated young professionals to target markets, driving economic growth and attracting employers offering high-paying positions in knowledge-driven industries. Looking ahead, we believe that ongoing in-migration of young and educated workers to target markets, as well as an increasing new highly educated workforce graduating from the top universities located within target markets, will continue to provide the labor force for new and growing businesses, bolstering demand for multi-tenant office space.

Office-Using Employment Growth

        Office-using employment has increased in recent years in target markets. As a result, we expect tenant demand for multi-tenant office properties to continue to increase substantially in target markets. In recent years, strong office-using employment growth supported sustained tenant demand and a steady improvement in operating conditions for office properties in target markets, many of which had office-using employment growth rates that surpassed the national office-using employment growth rate of 1.9% in 2017. From 2010 through 2017, office-using employment growth averaged 2.6% annually in target markets, compared with an average of 2.4% among major markets, according to the Bureau of Labor Statistics. The markets with the fastest growth in office-using employment in 2017 included several of our initial target markets, specifically Orlando (5.1%), Raleigh/Durham (5.1%), Tampa (2.9%), Nashville (2.7%) and Indianapolis (2.4%). Further increasing the office-using employment in target markets, several high-profile companies, including AllianceBernstein, Amazon, Infosys, CoStar and ADP, have recently announced plans to build office properties in markets that we have previously identified as our initial target markets, including Columbus, Raleigh/Durham, Indianapolis and Nashville. We believe businesses are focusing on target markets in order to access the growing number of educated Millennial workers living in urban nodes. We expect more businesses to move into, or expand within, urban nodes in target markets in order to leverage their sizable pools of well-educated Millennial workers and take advantage of comparatively lower costs of doing business.

 Target Markets by Office-Using Employment One-Year Growth (2017)

Market	Jobs (000s)	One-Year Growth
Raleigh/Durham*	11.3	5.1%
Orlando*	15.2	5.1%
Seattle	17.8	4.0%
Las Vegas	5.8	3.0%
Tampa*	10.4	2.9%
Kansas City	7.9	2.8%
Jacksonville	4.6	2.7%
Nashville*	6.3	2.7%
Inland Empire	5.2	2.6%
Detroit	13.6	2.6%
Hartford	3.3	2.4%
Indianapolis*	5.8	2.4%
U.S.	579.9	1.9%

Sources: U.S. Bureau of Labor Statistics (BLS), RCG

*
This market is among our initial target markets

Lower Market Rents and Rent Growth

        We believe that employers are increasingly drawn to target markets in part due to lower prevailing market rents relative to those of the major markets. The average office rent in target markets was approximately $25.00 per square foot in 2017, as compared with close to $37.00 per square foot in the major markets. Further, rents in target markets tend to grow at a consistently slower pace than in major markets, increasing by approximately 2.7% each year on average from 2012 to 2017 as compared to 3.9% in major markets. Additionally, office rents in target markets were at least $10 per square foot less than the average major market office rent in 2017. We expect more businesses to continue to relocate to, or expand within, target markets to take advantage of these relatively low rental costs. Moreover, we expect to experience increased rents at our office properties as a result of increased demand in the face of a limited supply of multi-tenant office space. Reflecting this more limited supply and increasing demand, rent growth in target markets accelerated to an average annual rate of 4.2% during the past three years.

 2017 Average Asking Rent Initial Target Markets vs. Major Markets

Sources: CBRE, Cushman & Wakefield, Thalhimer, RCG

Vacancy Rates

        Vacancy rates in target markets have been decreasing, which we believe is due to lack of supply and increasing demand for office space by tenants that seek to employ the growing Millennial workforce. The average vacancy rate in target markets has decreased by approximately 5.8% since 2010, compared with a decrease of 2.5% in major markets. In 2017, office vacancy rates in target markets were approximately 14.0%% in 2017 as compared to 14.4%% in major markets. As the Millennial population continues to mature and more businesses choose to locate in or relocate to target markets, we expect to continue to realize decreased vacancy rates in our multi-tenant office properties.

New Construction

        We focus on markets that tend to be supply-constrained over the medium- to long-term due to their prevailing market rents below levels that would justify new construction. We believe relatively low market rents and moderate rent growth has inhibited new construction in target markets. As a result, the level of new construction in target markets tends to be lower than in the major markets, resulting in relatively fewer options for multi-tenant office space.

        The rate of new construction throughout the United States sharply declined after its previous peak in 2008. However, by 2017, new construction in the major markets reached a post-recession peak of 25 million square feet, only approximately four million square feet less than the previous peak in 2008. In contrast, new construction in target markets remained 15 million square feet less in 2017 than in 2008. Further, we believe speculative development activity will remain low in target markets due to relatively lower rents and rising construction costs nationwide that can create meaningful barriers to entry, maintaining a low risk of over-supply in the next several years.

 Total New Construction by Market Classification

Source: RCG

Target Markets

        When identifying target markets, we focus on factors such as population growth, job growth, employer movement and office relocations, strength of office submarkets, rental rate growth, construction pricing, availability of land for speculative construction and institutional capital investment levels. Within these target markets, we then seek submarkets that contain vibrant communities led by prominent universities, local governments that are supportive of attracting business and a growing workforce of Millennials. We evaluate submarkets using data from a variety of sources, particularly focusing on evaluation of macroeconomic and microeconomic inputs (including housing market, demographic and economic data), to determine if a particular market meets our investment criteria. Within markets that meet our investment criteria, we seek to identify the urban nodes that offer the most attractive mix of rental rate increases, absorption, vacancy rates and amenity-rich environments, which are often characterized by high barriers-to-entry (stemming from high construction costs relative to market rents), access to transportation networks, a range of housing options, employment centers, well-regarded schools and retail conveniences such as coffee shops, bars and restaurants. Set forth below are brief descriptions of the key economic drivers and office market attributes in four of our initial target markets, Raleigh/Durham, Columbus, Indianapolis and Memphis and the urban nodes and employers we target therein.

Initial Target Market: Raleigh/Durham, NC

Urban Node: Cary Submarket

Economic Overview

        Raleigh/Durham is home to one of the most rapidly expanding clusters of knowledge-driven industries in the country. We believe that sustained growth in the technology, life sciences, finance, and business services industries has fueled robust hiring in office-using employment in recent years. Since 2010, office-using employment increased in Raleigh/Durham by an annual average of 4.0%, or a total increase of more than 56,000 jobs, according to the U.S. Bureau of Labor Statistics, or BLS. As of December 2017, office-using employment accounted for approximately 232,000 jobs, representing one-quarter of total employment in the market. Further supporting economic growth, the large local universities and associated "Research Triangle" infrastructure are research and innovation hubs, as well as a source of highly-educated workforce talent. Raleigh/Durham is also a sizable regional healthcare center and has a large government sector, as Raleigh is the state capital of North Carolina. Raleigh/Durham not only contains ample job opportunities, but also is more affordable relative to with major markets. Reflecting costs of housing, goods and services in 2017, the cost of living index was approximately 35% and 30% less in Durham and Raleigh, respectively, than major markets, according to the Council for Community and Economic Research. Supported by increased job opportunities, affordability compared with many major markets, a high quality of life, and a wide range of cultural and recreational amenities, Raleigh/Durham has attracted a growing pool of educated workers in recent years. RCG expects strong job creation in high-wage, knowledge-driven industries to continue to attract educated Millennial workers to the market.

Raleign/Durham Local Employment Sectors

Source: BLS

        Raleigh/Durham is a center for business and finance, providing support services to companies and individuals in the broader region. Employers include local, regional and national banks, large accounting firms, marketing and advertising companies, as well as law and consulting firms. The healthcare industry is also a significant economic driver in Raleigh/Durham. Duke University and University of North Carolina have large academic hospitals that support the local healthcare industry. In addition, the market is the largest medical hub in the region. Furthermore, as the state capital, there are numerous state and local government offices located in Raleigh, as well as several federal government offices. The government sector is the second largest local employer, with payrolls of 164,000 in 2017, or just over 17% of total employment, according to the Bureau of Labor Statistics.

 Raleign/Durham Employment Growth

Sources: BLS, RCG

        Looking ahead, as companies seek to capitalize on the talented local workforce, RCG expects expansion in knowledge-driven industries to drive growth in office-using employment in Raleigh/Durham. RCG forecasts a 1.7% increase in total employment per year from 2018 to 2022. Among office-using sectors, RCG expects employment to increase by an annual average of 2.3% in each of 2018 and 2019, fueling robust migration of educated Millennial workers to Raleigh/Durham.

Attributes of Urban Nodes

        Our initial portfolio includes one office property in the urban node of Cary in the Raleigh/Durham market. As high-wage, knowledge-driven industries expand throughout Raleigh/Durham, we expect demand for multi-tenant office space to increase in urban nodes located within a short distance from either downtown Raleigh or Durham that offer desirable neighborhoods and close proximity to urban amenities, as well as a highly educated Millennial workforce. The city of Cary is one such example because it is conveniently located approximately 20 minutes away from both Research Triangle Park and downtown Raleigh, and contains some of the most well-regarded public schools in the state. There are also ample job opportunities, and many large corporations with offices in Cary such as Google Inc., SAS Institute Inc., IBM and Cisco Systems, Inc. The unemployment rate in Cary was among the lowest in the Raleigh area, at 3.5% as of December 2017, compared with the city of Raleigh at 3.9% and the national average of 3.9%, according to the Bureau of Labor Statistics. Moreover, educational attainment in Cary is also among the highest in the region, with 64.2% of the population aged 25 years and older holding a Bachelor's or a more advanced degree in 2016, compared with 49.2% in Raleigh and 30.3% nationally, according to the Census Bureau. Additionally, Cary features cultural amenities such as local theaters, arts centers and festivals. Looking ahead, as Millennials mature and become homeowners, we expect tenant demand to remain strong in Cary and other urban nodes throughout the Raleigh/Durham market.

Office Market Overview

Vacancy Rates

        Robust economic activity and business growth across office-using industries spurred demand for office space in the Raleigh/Durham market in recent years. Reflecting strong tenant demand and moderate construction activity, the overall Raleigh/Durham vacancy rate contracted to 14.2% in 2017 from 19.1% in 2010, according to Triangle Business Journal. Looking ahead, RCG expects growth in demand for office space in office-using industry clusters to outpace supply for office space, causing the overall office vacancy rate to decrease through the next five years.

Office Vacancy Rates by Selected Submarket

Sources: Triangle Business Journal, RCG

*
We have identified this submarket as an urban node.

Rent Growth

        Robust demand and a moderate level of high-end new construction have contributed to a steady increase in average asking rent. As of 2017, the overall Raleigh/Durham average asking rent was $23.78 according to Cushman and Wakefield, approximately $13.00 per square foot less than the average in major markets. Since 2011, overall rent increased by an average of 3.6% per year. RCG expects companies to continue to move to and expand in Raleigh/Durham to take advantage of these relatively low operating costs, supporting increased demand for office space. As a result, RCG expects the overall average asking rent to continue to increase steadily in the coming years but remain below that of the major markets.

Average Asking Office Rent for Raleigh/Durham
(per square foot) by Selected Submarket

Sources: Cushman & Wakefield, RCG

*
We have identified this submarket as an urban node.

New Construction

        Elevated demand for office space motivated a moderate acceleration in construction activity in several submarkets throughout Raleigh/Durham. Since 2010, approximately 4.7 million square feet have been delivered, an annual average of nearly 590,000 square feet according to Triangle Business Journal. In 2017, new construction reached the highest level in nine years with 1.5 million square feet delivered. Although new office construction increased during the last few years, completions remained significantly lower than the pre-recession peak of 2.5 million square feet in 2008 and the prior peak of 2.6 million in 1999. Looking ahead, with continued steady but moderate rent growth and rising construction costs in the coming years, RCG expects new office construction to remain moderate in the near term compared with previous cycles as projects currently in the pipeline reach completion and to decrease thereafter, reducing the risk of oversupply and downward pressure on rental rates.

 Office Construction

Sources: Triangle Business Journal, RCG

Initial Target Market: Columbus, OH

Urban Nodes: Grandview Heights and Dublin

Economic Overview

        The Columbus economy is fueled by growth in knowledge-driven industries. Supported by a highly educated workforce, technology, life sciences and advanced manufacturing are sizable local industry clusters. The Columbus market is also home to numerous corporate and regional headquarters, including those of major insurance companies, financial institutions, apparel retailers and restaurant chains. Led by Ohio State University, or OSU, which has more than 66,000 students, including approximately 60,000 students at the Columbus campus alone, the educational and health services sector is a significant local employer and a source of economic stability. In addition, as the state capital, Columbus is also home to a large government employment sector.

 Columbus Local Employment

Source: BLS

        As the largest regional economic hub, Columbus is home to a sizable financial and business services industry that provides support services to the numerous local corporate headquarters, as well as businesses and individuals in the broader region. There are five Fortune 500 companies headquartered in the Columbus area, as well as satellite offices and headquarters for a number of large multinational firms. In addition, a number of marketing and payment processing contractors are headquartered in Columbus. Furthermore, as a centrally located transportation and distribution hub, there are numerous third-party logistics companies and transportation contractors with operations and offices in the market.

        The Columbus economy is also supported by extensive local research and development, or R&D, activity, anchored by OSU. OSU spent $818 million on R&D activity in 2016, ranking 22nd in the nation, according to the National Science Foundation. Supported by proximity to research and innovation at the university, biotechnology, pharmaceuticals, advanced manufacturing and computer technology all represent significant local industry clusters. Additionally, Columbus is home to a range of startup support services including business accelerators and venture capital firms.

        Highlighting the recent growth in the technology, business services and financial services industries, office-using employment in Columbus increased by 3.0% annually since 2010, or a cumulative increase of more than 51,000 jobs, according to the BLS. As of December 2017, office-using jobs reached 280,000 and comprised more than 25% of total employment. In addition to office-using industry clusters, the educational and health services employment sector is also a significant economic driver in Columbus. OSU is the largest local employer, with approximately 31,000 employees, while the OhioHealth hospital network is the fourth largest employer with approximately 21,000 employees, according to the Columbus Business Journal. Payrolls in the educational and health services sector, the second largest local job sector, increased by an annual average of 3.2% from 2010 through 2017. As the state capital, there are numerous local, state and federal government offices in Columbus, and the government sector is the largest local employment sector, with payrolls of nearly 175,000 as of December 2017.

 Columbus Employment Growth

Sources: BLS, RCG

        In addition to a wide range of employment opportunities, Columbus is much more affordable compared with the major markets, with a cost of living index approximately 35% less than the average of the major markets in 2017 according to the Council for Community and Economic Research. With a high level of affordability, sustained job growth and a wide range of recreational and cultural amenities, Columbus has attracted a growing number of educated workers in recent years. Supported by the favorable live-work-play environment, RCG expects Columbus to continue to draw talented workers and retain recent graduates, and the economy of Columbus to add jobs at a faster rate than the national average during the next five years. Going forward, RCG expects additional companies to capitalize on the expanding highly skilled workforce located in and around Columbus. RCG expects total employment in Columbus to rise by 1.4% per year between 2018 and 2022, or by 80,000 jobs.

Attributes of Urban Nodes

        Our initial portfolio includes four office properties located in the urban nodes of Grandview Heights and Dublin, each conveniently located less than 20 minutes from downtown Columbus with easy access to I-270. Grandview Heights offers an attractive community for Millennials seeking amenity-rich environments that provide a live-work-play balance and a small downtown with a variety of restaurants and bars. Dublin has many unique attractions, such as Downtown Dublin with historic buildings, parks and many dining and shopping options. Dublin is also home to the Columbus Zoo and Zoombezi Bay Waterpark. Dublin contains numerous strong office-using employment industries including information technology, medical biosciences and healthcare and business services, as well as several corporate headquarters and regional offices. Top employers in Dublin include Cardinal Health, Inc., The Wendy's Company, OhioHealth, and HP Inc. Dublin has a highly educated workforce with 75.3% of the population aged 25 or older holding a Bachelor's or more advanced degree as of 2016, which has contributed to the low unemployment rate of 3.0%. We expect office demand in

Grandview Heights and Dublin, as well as other urban nodes throughout the Columbus market, to remain strong in the coming years.

Office Market Overview

Vacancy Rate

        Reflecting strong demand and moderate levels of construction, the overall office vacancy rate in Columbus contracted by 800 basis points from 2010 through 2016 to 12.0% according to CBRE, Inc. Thereafter, despite sustained leasing activity, the vacancy rate increased somewhat to 14.2% in 2017 as new office supply was delivered. Looking ahead, RCG expects increased business activity in major office-using industry clusters to continue to support tenant demand as operating conditions improve steadily, further decreasing office vacancy rates in light of limited supply growth.

Office Vacancy Rates by Selected Submarket

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

Rent Growth

        Strong tenant demand and a moderate level of new office construction contributed to a steady rise in the overall average asking rent for office space in recent years. As of 2017, the overall average asking rent for office space was $19.70 according to CBRE, Inc., approximately $17.00 per square foot less than the major market average. According to CBRE, Inc., the overall average office asking rent increased by 15.1% between 2006 and 2017. RCG expects the overall average asking rent to continue to increase at a moderate pace in the coming years as a result of increased tenant demand by new and existing business expansion in office-using industries.

 Average Asking Office Rent for Columbus
(per square foot) by Selected Submarket

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

New Construction

        Strong tenant demand has recently spurred office construction projects throughout the Columbus market. Since 2010, a total of approximately 2.8 million square feet was delivered, an annual average of close to 350,000 square feet according to CBRE, Inc. Although suburban construction increased in recent years compared with the prior cycle, annual office completions remained significantly less than during the late-1990s and early 2000s. Looking ahead, despite increasing tenant demand, RCG expects continued growth in construction costs combined with rising inflation and moderate rent growth to limit new office construction in urban nodes in the Columbus market in the coming years.

 Office Construction

Sources: CBRE, RCG

Initial Target Market: Indianapolis, IN

Urban Nodes: Carmel and Keystone Crossing

Economic Overview

        Indianapolis's economy is driven by a diverse range of industries and a growing cluster of knowledge-driven jobs. As the largest economic hub in Indiana and the state capital, Indianapolis is home to corporate and regional headquarters, a sizable insurance and finance industry and a large number of government employees. Other significant industries include the life sciences clusters in biotech, pharmaceuticals, medical devices and agricultural bioscience, the high tech cluster in marketing technology, as well as the advanced manufacturing and engineering clusters related to aeronautics and the defense industry. Further supporting economic growth, Indianapolis is a major transportation and distribution hub, with some of the largest processing and distribution facilities in the nation. In addition, Indianapolis is home to a sports entertainment cluster that supports tourism and consumer spending. Fueled by expansion across a broad range of industries, RCG expects employment in Indianapolis to grow at a moderate to strong pace through the next five years.

        The Indianapolis workforce is highly educated, supported by local universities and a growing number of highly skilled workers attracted to the region by employment opportunities in knowledge-driven industries. Indianapolis also has a low cost of living and wide range of cultural and entertainment amenities. The two major regional universities, Purdue University and Indiana University, both of which are located just outside the metropolitan area in West Lafayette and Bloomington, respectively, produce thousands of graduates each year and generate significant research and innovation that supports the regional life sciences and advanced manufacturing industries. Both Purdue University and Indiana University ranked among the top 50 schools in the nation for R&D expenditures in 2016 according to the National Science Foundation. In addition, Indiana University—Purdue University Indianapolis, or IUPUI, located in Indianapolis is the main medical campus for the University of Indiana. Scientists and physicians at IUPUI brought in more than $135 million in research funding from the National Institutes of Health in 2017, allowing it to attract and retain qualified medical professionals. Other local universities that add to the educated workforce include Butler University and the University of Indianapolis. In combination with the numerous large local hospitals and healthcare networks, the educational and health services sector is the second largest employment sector in Indianapolis, accounting for approximately 15% of total employment.

Indianapolis Local Employment

Source: BLS

        Indianapolis is also home to the headquarters of several large companies, including three Fortune 500 companies and regional offices of numerous national and multinational firms. As the largest business hub in the broader region, the finance and insurance industries are important economic drivers. The health insurance, real estate investment, banking, accounting and other traditional professional services are some of the main employers in Indianapolis. Many of these jobs are captured by the financial activities sector, which increased employment by a total of more than 17% from 2010 through 2017. Corporate and regional headquarters in Indianapolis also extend to innovative R&D industries, including large multinational pharmaceutical companies, medical device manufacturers and several major defense companies.

        Further supporting economic growth, with a central location in the state and the broader Midwest Region, Indianapolis is a large shipping and distribution market. Indianapolis is located at the intersection of several major interstate highways and an extensive freight railroad network. In addition, the Indianapolis International Airport is one of the largest air cargo distribution hubs in the nation. Reflecting the large size of the shipping and distribution industry, Indianapolis is also home to numerous business and financial support services including third-party logistics companies, as well as accounting and law firms.

        Reflecting the expansion in the high tech, professional services, corporate management and financial services industries, office-using employment increased in recent years by 3.2% annually since 2010, or a total of 49,000 jobs, according to the BLS. As of December 2017, office-using employment accounted for approximately 247,000 jobs, or approximately one-quarter of total employment. Further supporting the local economy, there are a number of additional sizable job clusters in Indianapolis. The government sector is the fourth largest local employment sector, and government payrolls accounted for 12.5% of total employment in 2017. Indianapolis also has a large tourism industry, with a sizable sports entertainment cluster and numerous museums and cultural attractions. Many of the tourism-related jobs are captured by the leisure and hospitality sector, which accounted 109,000 jobs, or more than 10% of total employment as of December 2017.

Indianapolis Employment Growth

Sources: BLS, RCG

        Workers are attracted to Indianapolis not only because of job opportunities, but also greater affordability compared with major markets. The Indianapolis cost of living index was 35% less than the major markets in 2017, according to the Council for Community and Economic Research. We expect local industries to expand further in the coming years as companies leverage the large local pool of workforce talent and recent graduates from nearby Purdue University and Indiana University. Moreover, the availability of high-skilled jobs, the quality of life and affordability in the region should continue to attract working professionals and young families. RCG expects total employment in Indianapolis to increase by 1.4% annually during the next five years, adding 76,000 new jobs.

Attributes of Urban Nodes

        Our initial portfolio includes two properties located in the urban node of Keystone Crossing. These urban nodes located outside of Indianapolis benefit from several popular residential communities located between I-65 and I-465, approximately 20 minutes or less away from downtown Indianapolis. Carmel contains a lively downtown, well-regarded schools and is conveniently situated near I-465 and I-69 and along major roadways US 31 and Keystone Parkway. According to the City of Carmel, Carmel has the second largest concentration of office workers in the state, located primarily in the Meridian Street Corridor submarket located just north of Indianapolis, which contains 40 corporate headquarters. CNO Financial Group Inc. and Delta Faucet Company are headquartered in Carmel, along with the U.S. headquarters of Allegion PLC. Keystone Crossing is also located in a prime location and is bordered by both the Meridian Street Corridor and Carmel. Nearby cities of Fishers and Westfield also contain many corporate headquarters. Because of their desirable live-work-play communities, Carmel and Keystone Crossing attract many highly educated workers. As of 2016, approximately 70% of Carmel's population aged 25 or older held a Bachelor's or more advanced degree, compared with 29% in the city of Indianapolis and 30.3% nationally, according to the Census Bureau. As of December

2017, Carmel had a low 2.2% unemployment rate compared with 3.1% in Indianapolis and 3.9% nationally, according to the Bureau of Labor Statistics.

Office Market Overview

Vacancy Rate

        Office leasing activity strengthened in recent years due to expansion among existing office-using tenants and new businesses attracted to the market. Following multiple years of sustained tenant demand and limited construction activity, the overall office vacancy rate contracted to 16.6% in 2015, a decrease of 790 basis points from the peak in 2010 according to CBRE. Following the completion of new office construction in 2016, the office vacancy rate increased to 19.5% in 2017. Looking ahead, new office construction is expected to slow significantly in the coming years and tenant leasing activity should remain steady, supported by broad-based economic growth and expansion in knowledge-economy industries. The overall vacancy rate should decrease rapidly as new space is absorbed in the near term and then continue to improve more gradually in the intermediate term, consistent with the moderate pace of economic growth.

Office Vacancy Rates by Selected Submarket

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

Rent Growth

        Strong tenant demand contributed to steady office rent growth, and resulted in a recent wave of new office construction. Overall office rent growth increased 12.5% since 2007 and reached a record of $19.55 per square foot in 2017, according to CBRE, Inc., which is approximately $17.00 per square foot less than the major market average as of 2017. Lower occupancy costs represent a significant potential advantage for office tenants relocating from major markets. In addition, continued expansion of existing companies in Indianapolis is expected to further support demand for office space. With sustained demand, RCG expects the average asking rent to continue to increase at a moderate pace in the coming years.

Average Asking Office Rent for Indianapolis
(per square foot) by Selected Submarkets

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

New Construction

        Tenant demand for office space prompted construction activity from 2010 to 2016 throughout the Indianapolis market. In total, approximately 1.7 million square feet delivered since 2010, an annual average of 206,000 square feet according to CBRE, Inc. With 1.2 million square feet of deliveries in 2016, new office construction surpassed the previous peak of 760,000 square feet in 2008, but remained significantly less than the historical peak of nearly 2.2 million square feet reached in 2000. In 2017, no significant new office construction was delivered.

Office Construction

Sources: CBRE, RCG

        Most of the recent office development in Indianapolis was concentrated either in downtown or in northern suburban submarkets, particularly in submarkets with easy access to large highways and desirable residential communities located nearby. Current office redevelopment initiatives in a number of communities may further attract new businesses and increase tenant demand in urban nodes. As local companies continue to expand and new companies move into the market in the coming years, RCG expects tenant demand in urban nodes to continue to grow.

Initial Target Market: Memphis, TN

Urban Node: East Memphis

Economic Overview

        Memphis is a diverse regional economic hub and the largest market in a 200-mile radius. The professional services and financial services industries represent significant local industry clusters. Memphis is also home to one of the largest transportation and distribution clusters in the nation and a sizable manufacturing sector, further supporting broad-based economic growth. In addition, the music and entertainment industry is an important economic driver, supporting local employment and fueling tourism and consumer spending in the region. Memphis is also more affordable relative to the major markets. Indeed, as of 2017, the Memphis cost of living index was 40% less than the average of the major markets, according to the Council for Community and Economic Research. RCG expects moderate but sustained job growth in Memphis through the next five years. We believe that increasing employment opportunities, combined with a high level of affordability and extensive cultural and entertainment amenities will cause Memphis to attract and retain an increasing number of Millennial professionals in the coming years, particularly those with young families.

Memphis Local Employment

Source: BLS

        Memphis has the fifth-largest inland port in the nation, which historically anchored the local logistics industry. FedEx Corporation, or FedEx, is headquartered in Memphis and is the largest local employer, employing 30,000 employees as of 2017 according to the Memphis Business Journal. Many of the shipping and distribution jobs in Memphis are categorized under the transportation and trade employment sectors, which together represented nearly 28.0% of total employment and added more than 20,000 jobs since 2010. Professional and business services and financial services companies also have a strong presence in Memphis. Driven by corporate and regional headquarters, office-using employment in Memphis increased by 1.9% annually from 2010 through 2017, or a total of more than 15,000 employees, according to the BLS. As of December 2017, office-using employment accounted for approximately 124,000 jobs, or approximately 20% of total employment. As the largest economic hub in the region, Memphis has offices for national and regional banks, third-party logistics companies and consulting, accounting, architecture and law firms. Memphis is also the corporate headquarters location for three Fortune 500 companies and the regional office for numerous national and multinational companies. Memphis is home to a large music industry, as well as a range of complementary professional services and a number of sizable production and sound recording companies. In addition, the large pipeline of educated workers from the University of Memphis and other local universities, combined with the presence of several technological institutes and research labs, support the regional advanced manufacturing industries.

        Additionally, the State of Tennessee and the U.S. Government were the second- and third- largest local employers, respectively, according to the Memphis Business Journal. Healthcare also represents a major local industry, the Memphis hospital network is one of the most expansive in the region serving the broader population from nearby states. The educational and health services job sector, which was the second largest local employer, accounted for approximately 15% of total employment in 2017.

        With a vibrant music district and numerous major museums and cultural attractions, Memphis also has a large tourism industry, with more than 11.5 million visitors annually according to the Memphis

Convention & Visitors Bureau. Many of the tourism-related jobs are captured by the leisure and hospitality sector, which accounted 67,000 jobs, or 10% of total employment as of December 2017.

Memphis Employment Growth

Sources: BLS, RCG

        RCG expects the Memphis economy to grow at a steady pace through 2022. Supported by expansion across a broad range of industries, RCG expects that total employment will increase by an annual average pace of 1.0% through 2022, representing a total increase of 34,000 jobs, with increased opportunities in educational and health services, professional and business services, transportation and utilities and trade sectors accounting for the majority of the job growth.

Attributes of Urban Nodes

        Our initial portfolio includes five multi-tenant office properties in the urban node of East Memphis. Within the Memphis market, we have identified East Memphis as a prime urban node because of its proximity to a large number of desirable communities with high income neighborhoods that contain well-regarded schools, parks and accessible downtowns with restaurants and shopping. In particular, the cities of Germantown and Collierville located near East Memphis possess many of these desirable characteristics and attract a large share of highly educated workers. In 2017, 64.8% and 54.9% of Germantown and Collierville's population, respectively, aged 25 years and older held a Bachelor's or more advanced degree in 2016 compared with 25.1% in the city of Memphis and 30.3% nationally, according to the Census Bureau. In addition, the unemployment rates in Germantown and Collierville were low at 2.4% and 2.5%, respectively, as of December 2017, compared with 4.0% in Memphis and 3.9% nationally, according to the Bureau of Labor Statistics. Selecting office space in East Memphis makes businesses more attractive to this educated workforce in or adjacent to the desirable communities in which they live. With limited construction and sustained tenant demand from existing and expanding businesses, we expect operating conditions in urban nodes in Memphis, including East Memphis, to remain strong in the coming years.

Office Market Overview

Vacancy Rate

        Expansion by office-using businesses in Memphis has bolstered tenant demand, particularly in urban nodes as opposed to the CBD. According to CBRE, Inc., the overall office vacancy rate reached a 15-year low of 13.7% in 2015, down from a peak of 17.8% in 2011, and only increased to 15.1% in 2017 due to limited new construction. Going forward, as economic conditions improve, we believe growth in office-using industry clusters will continue to support increased tenant demand. We also expect new construction to remain limited, leading to lower vacancy rates in the coming years.

Office Vacancy Rates by Selected Submarket

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

Rent Growth

        Office rents in Memphis continued to slowly increase in recent years as a result of steady office leasing activity and the reduction in the amount of available space. The overall office average asking rent reached $16.98 per square foot in 2017, compared with a prior peak of $18.73 in 2008. With the overall asking rent approximately $20.00 per square foot less than the average across major markets in 2017, and limited recent rent growth, Memphis can attract companies from higher cost markets looking to capitalize on the local talent and relatively inexpensive cost of doing business. Looking ahead, we expect rent growth to remain positive in the coming years as the amount of available space decreases.

Average Asking Office Rent for Memphis
(per square foot) by Selected Submarket

Sources: CBRE, RCG

*
We have identified this submarket as an urban node.

New Construction

        Office construction activity in Memphis was muted during the years following the Great Recession, followed by a moderate level of completions in 2015 and a more significant wave of deliveries in 2017. However, deliveries remain significantly lower than the previous peak in 1999. In total, approximately 1.1 million square feet of office space have been completed since 2010, with roughly two thirds of total deliveries completed in 2017. Although this represented a significant increase, office construction remained moderate compared to the total of 3.5 million square feet of office space delivered from 1998 through 2001.

Office Construction

Sources: CBRE, RCG

        Increasing construction costs in recent years combined with limited rent growth restricted the feasibility of new construction activity in many submarkets in recent years. Since 2006, construction costs increased by nearly 38%, according to the Engineering News Record. However, during this same period, the overall office asking rent did not improve, and instead decreased by nearly 3% according to CBRE, Inc. The rapidly increasing cost of construction, combined with limited rent growth in many areas of Memphis contributed to the low level of office construction activity, particularly in the years immediately following the Great Recession. Looking ahead, construction completions should slow in the near term as developments currently in the pipeline reach completion. Consistent with the historical trend and the relative size of the submarkets, new construction should largely be concentrated in the suburban office market. Although rent growth should remain positive at a moderate pace, rising inflation and construction costs are expected to continue to constrain development, particularly during the medium term with limited completions. As a result, we expect the risk of oversupply to remain low in the coming years.

        Office space currently under construction as well as much of the recently delivered product is concentrated in high-quality, well-connected locations, particularly in the Midtown and East Memphis submarkets, with many of the recent completions representing build-to-suit projects. As future office space reaches completion in these submarkets, access to local amenities and close proximity to desirable residential neighborhoods should continue to bolster tenant demand, fueling the absorption of newly delivered space. As new tenants move to Memphis from higher-cost major markets, demand for office space in prime suburban submarkets should remain strong, supporting favorable operating conditions during the coming years.

BUSINESS AND PROPERTIES

Overview

        We are a newly formed, self-administered and self-managed real estate investment company focused on acquiring, improving, owning and managing multi-tenant office properties in high-growth urban nodes within target markets in the Midwest and Southeast United States. We intend to elect to be taxed and to operate in a manner that will allow us to qualify as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2018.

        We developed our urban node investment strategy, which our management team has been executing since 2014, to address shifting demographic trends with a particular focus on Millennials. We believe Millennials are increasingly relocating away from major markets in search of living and working environments that provide access to the modern urban amenities that major markets offer while also providing a high quality of life and lower cost of living. We believe multi-tenant office properties in high-growth urban nodes represent the most compelling risk-adjusted opportunity to benefit from the changing priorities and preferences of the Millennial workforce and the employers who seek to recruit and retain them.

        We believe that urban nodes combine many of the desirable attributes of urban submarkets, such as connectivity to cultural and entertainment amenities and desirable employment opportunities, and those of suburban submarkets, such as shorter commutes, lower cost of living and more housing options. According to RCG, urban nodes can exist in a variety of submarket types, including CBDs, urban infill zones and historically suburban environments. When identifying urban nodes within target markets and submarkets, we seek to maintain a disciplined focus on validating the characteristics of an urban node within a target market that meets our investment criteria, rather than on specific classifications of submarket type.

        Upon completion of this offering and the formation transactions, we expect to own 100% of the interests in 14 multi-tenant office properties and approximately 43.7% of the interests in one multi-tenant office property, which we collectively refer to as our initial portfolio. Our initial portfolio is comprised of 31 buildings with an aggregate of approximately 1.94 million net rentable square feet. As of June 30, 2018, our initial portfolio was approximately 90.6% leased. Our initial portfolio includes properties located within select urban nodes in seven markets located in the Midwest and Southeast United States: Columbus, Ohio; Raleigh, North Carolina; Indianapolis, Indiana; Tampa, Florida; Memphis, Tennessee; Louisville, Kentucky and Birmingham, Alabama. We consider certain markets where we currently own properties—Columbus, Ohio; Raleigh, North Carolina; Indianapolis, Indiana; Tampa, Florida; and Memphis, Tennessee—together with Nashville, Tennessee; Orlando, Florida; Richmond, Virginia; and Cincinnati, Ohio, to be our initial target markets. According to RCG, our initial target markets contained an aggregate of approximately 300 million net rentable square feet of office space as of December 31, 2017.

        We believe that Abhishek Mathur, our Chief Executive Officer, and Brian C. Adams, our President and Chief Operating Officer, possess a unique combination of commercial real estate experience and an intimate knowledge and understanding of the priorities and preferences of the Millennial generation and, as a result, are leaders in identifying and capitalizing on the growing numbers of Millennial workers and office-using businesses when acquiring the properties in our initial portfolio. Additionally, Mike Madden, our Chief Financial Officer and Treasurer, has extensive experience in corporate finance, public company reporting and internal controls. Our senior management team has extensive relationships and knowledge of the urban nodes in our initial target markets that we expect will provide opportunities for further growth of our portfolio.

Market Opportunity

        With approximately 76 million individuals between the ages of 20 and 36 as of December 31, 2017, the Millennial generation is the largest generation in the United States and is expected to be the predominant group in the workforce for the foreseeable future, according to the Brookings Institute. As the majority of Millennials mature into their thirties, we believe many have entered or are entering into a stage of life where pursuing a career, starting a family and purchasing a home become priorities and, as a result, issues such as employment opportunities, cost of living, quality of life, proximity to work and access to well-regarded schools are becoming increasingly important. We believe these preferences, combined with diminishing single-family home affordability in the major markets, will cause many Millennials to pursue opportunities to live and work in urban nodes in target markets that can address their evolving career and personal goals.

        We focus on multi-tenant office properties in urban nodes in target markets that we believe are not only poised to experience outperforming rent and occupancy growth due to sustained population in-migration but also are likely to maintain a significant and sustainable spread between current market rents and rents at which new construction is typically justified. We believe the characteristics of the urban nodes in which we make acquisitions permit us to acquire office properties at attractive yields and significantly insulate us from risks associated with new supply.

        Population growth in the target markets has notably outpaced population growth in major markets during recent years. According to population estimates released in 2016 by the United States Census Bureau, or Census Bureau, average annual population growth in the target markets in 2016 exceeded that of the major markets by more than 50% (an average annual rate of 1.1% in target markets versus 0.7% in the major markets). From 2013 through 2016 the population between the ages of 25 and 34 increased by an average of 1.9% per year in target markets compared with 1.3% in the major markets. Additionally, between 2006 and 2016, the number of 25-to-34 year-olds as a share of total population in target markets increased by 70 basis points, more than double the increase in the major markets during the same time period. We believe the pace of population growth in our target markets reflects the shifting lifestyle preferences of the Millennial generation and that, as this in-migration trend continues, more employers will choose to locate or relocate their corporate offices to urban nodes in target markets to attract the Millennial workforce talent that is increasingly residing nearby.

        In January 2018, Amazon, announced a "Top 20" list for HQ2 that included four of our initial target markets (Columbus, Raleigh, Nashville and Indianapolis). We believe that inclusion of several of our initial target markets on the "Top 20" list further validates our ability to identify markets early that are beneficiaries of positive demographic trends. In addition to Amazon, other high-profile companies have announced plans to establish secondary campuses or headquarters within certain of our initial target markets, developments which we believe are further indications of a broader recognition of the trends on which our strategy is focused. The following are examples of such announcements:

  •
  Between May and July 2017, Infosys, a global leader in consulting, technology and next-generation services, announced it would be opening Technology and Innovation Hubs in Raleigh and Indianapolis. Each of these projects is expected to create approximately 2,000 jobs in their respective cities by 2021.

  •
  In October 2016, CoStar, a research and analytics company for the commercial real estate industry, announced that it would be moving its Research Headquarters to Richmond after conducting a nationwide search. CoStar announced plans to hire 730 researchers and software developers locally.

  •
  In May 2018, AllianceBernstein, a global investment-management and research firm with more than $500 billion in assets under management, announced it would be relocating its corporate headquarters to Nashville from New York City. The relocation is expected to bring more than 1,000 jobs to Nashville.

  •
  In July 2016, ADP, a comprehensive global provider of cloud-based Human Capital Management solutions, announced that it would be moving its payroll and benefits processing center to Orlando. The Fortune 250 company is expected to create 1,600 new jobs in Orlando over the coming years.

        Regardless of whether one of our initial target markets is selected as the ultimate location for HQ2, we believe that all markets included on Amazon's "Top 20" list, as well as other targets of high-profile corporate relocation processes, are likely to enjoy a meaningful "halo effect" in the eyes of the Millennial workforce and employers alike. We believe that target markets will continue to be considered for similar corporate relocations, and we further believe that announcements by Amazon and others will serve to further raise the profiles of target markets among a broader group of employers. Additionally, we believe such announcements will act as a catalyst for public infrastructure projects located in and around urban nodes, creating additional attractive options for similar corporate relocations.

Our Urban Node Investment Strategy

        We seek to acquire well-located multi-tenant office properties in urban nodes where we believe we can effectively execute our value-added repositioning programs to generate attractive risk-adjusted returns for our stockholders. We believe urban nodes in target markets tend to be:

  •
  poised for, or already experiencing, population and office-use employment growth outperformance, both relative to national averages and major markets, and relative to the overall target market MSAs;

  •
  supply-constrained over the medium- to long-term due to prevailing market rents below levels that would justify new construction; and

  •
  characterized by a critical mass of office real estate of a size, vintage and character that we believe is well-suited for our capital improvement and value-added leasing strategies.

        We believe that well-located multi-tenant office properties in urban nodes that have a diverse tenant mix, a history of high occupancy rates and require limited deferred capital expenditures provide downside protection. As a result of these downside protections and upside opportunities, we believe that the properties in our initial portfolio are desirable investments even before we deploy capital to make improvements to the property. We believe that with a relatively modest amount of discretionary growth capital expenditures, we can continue to create workspaces that appeal to Millennials and their employers to drive increases in occupancy and rental rates.

Our Investment Process and Value-Add Repositioning Program

        We have an integrated, scalable real estate acquisition and management process that our founders, Mr. Mathur and Mr. Adams, began developing in 2014. Our dynamic process has been expanded and refined based upon actual operating experience since our initial acquisitions and our routine assessment of evolving conditions in target markets. We believe our senior management team's past experience in managing and acquiring multi-tenant office buildings and our support processes will enable us to achieve scale in each of our initial target markets. We have strong relationships in our initial target markets and the urban nodes we select, which we believe enhance our acquisition and underwriting capabilities. Our team's relationships in our initial target markets have helped us to build a positive reputation, which in turn has led to a number of opportunities to gain scale and future opportunities to acquire additional properties in each of our initial target markets.

Selection of Target Markets and Urban Nodes

        Our acquisition strategy is based upon extensive market and demographic research and is focused on exploiting the large shift in Millennial population trends occurring within target markets. When identifying target markets, we focus on factors such as population growth, job growth, employer movement and office relocations, strength of office submarkets, rental rate growth, development pricing, availability of land for speculative construction and institutional capital investment levels. Within these target markets, we then seek submarkets that contain vibrant communities led by prominent universities, local governments that are supportive of attracting business and a growing workforce of Millennials. We evaluate submarkets using data from a variety of sources, with a particular emphasis on macroeconomic and microeconomic trends (including housing market, demographic, population and wage data), to determine if a particular submarket meets our investment criteria.

        Within submarkets that meet our investment criteria, we seek to identify the urban nodes that offer the most attractive mix of rental rate increases, absorption, vacancy rates and amenity-rich environments, which are often characterized by high barriers-to-entry for speculative construction (stemming from a lack of developable land and high construction costs relative to prevailing market rents), access to transportation networks, a range of housing options, employment centers, well-regarded schools and retail conveniences such as coffee shops, bars, gyms and restaurants. We seek to obtain a first-mover advantage by achieving scale in urban nodes in target markets before other institutional investors recognize the attractive office market fundamentals resulting from Millennial in-migration.

Acquisitions

        Our proprietary acquisition model combines an aggressive broker-focused sales strategy to maintain multiple sourcing channels, conservative acquisition criteria and a rigorous underwriting and approval process.

Broker-focused Sales Strategy

        We have built relationships with brokers in its initial target markets over the course of eight years. It is our intent to maintain relationships with influential brokers across all of the real estate services companies (small and large) in each city to ensure we get the first opportunity at assets that are being sold. We believe in a "boots on the ground" approach as a way to effectively ensure that these brokers view us as top-tier buyers.

Off-Market Broker Process

        Most acquisitions and dispositions of properties in our primary markets involve a broker at some point in the transaction. The broker-focused sales strategy that we use across markets often results in early or off-market access to potential acquisitions prior to their full public marketing process. Brokers are incentivized to give us early access as we pay market fees, do not self-lease and have a track record of closing on time without re-trading. Our reputation as a buyer in our primary markets has allowed for over 80% of our transactions to be off-market.

Institutional Ownership Selling Orphan Assets

        There are many large institutional managers that have a limited number of assets in our initial target markets. We believe that we have had success purchasing from such owners in these markets as we are disciplined enough to patiently amass a portfolio one by one rather over time. An institutional seller in our primary markets has typically purchased the single asset as part of a larger portfolio and is being forced to sell by its investment committee as it lacks sufficient scale in that particular market to justify its structure. We actively exploit this market inefficiency by becoming a source of liquidity for these sellers.

Portfolio Purchases

        We acquire properties via portfolio purchases sourced from our network of relationships, which include financial institutions and other property owners. We acquire portfolios of multi-tenant office buildings having a total of between 500,000 and one million net rentable square feet. The sellers are typically smaller investors or local aggregators. Generally, at the time, our portfolio purchases are 80% to 90% leased to existing tenants under leases having original terms of approximately four to five years. We believe portfolio acquisitions provide us with an efficient means to acquire larger numbers of properties and provide an in-place rental stream to ease the integration of the acquired assets into our operating platform. In markets where we already own properties, we believe our experience allows us to evaluate and acquire portfolios more quickly and accurately than competitors with less operational acumen and local connectivity.

Selection of Multi-Tenant Office Properties

        Once we have identified urban nodes that meet our investment criteria, we target specific properties that have an existing diverse tenant mix and high occupancy rates and that we believe would benefit from our value-add repositioning strategy, with a particular focus on the addition of Millennial-focused amenities. We then leverage our local brokerage relationships in the market to acquire the assets that we believe have the greatest potential for risk-adjusted returns and long-term capital appreciation.

        The following summarizes our typical selection criteria for potential multi-tenant office property acquisitions:

Size	75,000 or more net rentable square feet
Tenant Profile	Multi-tenant (no single-tenant buildings) with a diverse tenant mix
Value-Add Opportunity	Leasing costs expected to be low on both an absolute and relative basis

Capacity to add certain amenities that are attractive to Millennials and require minimal capital expenditures, such as common-area WiFi, LED lighting, small cafes and food kiosks, and outdoor areas that often include seating, fire pits or bocce ball courts
Tenant Turnover	Approximately 20% - 30% annual rent rollover
Occupancy	Greater than 80% occupied, but at below-market rental rates
Property Condition	No significant deferred capital expenditures
Target Pricing	Approximately 20% - 40% below projected construction replacement cost

Property Underwriting

        Once we have identified a potential acquisition target that meets our investment criteria, we leverage our acquisition team's experience underwriting properties and our asset management team's market-specific knowledge and relationships across target markets to analyze key factors including historical and projected rental rates, absorption time periods, tenant incentives, prospective tenant improvement dollars and capital expenditure requirements. Our acquisition and asset management teams collaborate to assess each acquisition target's projected operating expenses, rental rates, tenant improvement costs, rental terms and disposition expectations to determine a property's estimated value.

Our acquisition and asset management teams benefit from their relationships with local leasing brokers, property managers and other vendors and draw upon our experience in target markets to further refine their underwriting assumptions.

Approval Process

        Our acquisition team presents each investment memorandum to our investment committee upon completion of the underwriting process. Prior to an investment being presented to our investment committee, the investment memorandum has been drafted by input from all members of our acquisition team, the asset management team applicable to that particular city, local leasing brokers and property managers and our executive team. The investment committee consists of five individuals, who have collectively transacted over $3 billion of real estate investments. Upon review of the investment memorandum, our investment committee provides initial approval in order to submit the offer to the prospective seller. This initial approval is sufficient to move towards execution of a purchase agreement based upon the same terms as contained in the offer. After entering into a contract to purchase a property, our acquisition team commences its typical due diligence process and further refines the investment memorandum. This is once again presented to our investment committee prior to completion of the due diligence period, and approval is required in order to complete due diligence and acquire the property.

Case Study: Our Investment Process and Value-Add Repositioning Program

        We acquired The Collection at Sabal Park, or The Collection, in August 2018. The Collection is a 431,411 net rentable square foot multi-tenant office property that consists of four multi-story buildings and four-single story buildings in the I-75/I-4 corridor at Sabal Park in Tampa, Florida. We believe The Collection acquisition is illustrative of our investment process and value-add repositioning program described above.

        Selection of Target Market.    Certain markets in the state of Florida meet many of our initial acquisition criteria due to the state's strong historical and projected population growth, business-friendly environment (evidenced by the lack of a state income tax) and diverse employer base. According to the Census Bureau, Tampa, Jacksonville and Orlando all experienced double-digit population growth from 2010 to 2016. Tampa, in particular, experienced an 8.7% increase in population during this time period, according to the Census Bureau, and in 2014 Florida overtook New York as the third most populous state in the United States.

        We concluded that Tampa's compelling growth trajectory, resilient employer base and strong real estate fundamentals satisfied our investment criteria. According to the Census Bureau, the Tampa MSA was the tenth-fastest growing MSA in the country in 2017, and a recent Pew Research Poll ranked it in the top five of places in the country Americans would most like to live. Tampa also boasts a number of notable employers such as BayCare Health System, Publix Super Markets, Verizon Communications, Inc. and JPMorgan Chase. Additionally, according to Cushman & Wakefield, as of June 2018 Tampa had an overall 10.9% vacancy rate and only 250,000 square feet of office space under construction. We believe that Tampa is well-positioned to continue experiencing strong rental rate growth due to an increase in office space demand and limited new office construction.

        Selection of Urban Nodes.    After we validated the attractiveness of the Tampa market, we investigated Tampa's submarkets to identify the presence of urban nodes that satisfy our investment criteria. We ultimately selected the urban nodes of Westshore and the I-75/I-4 corridor because we believe they are ideally suited for employers that desire to attract potential Millennial employees living in Tampa. The I-75/I-4 corridor also features a mixed-use business park setting and access to a range of housing options for employees, which we believe makes the corridor particularly appealing to employers requiring highly functional and well-located office space.

        Selection of Property, Asset Underwriting and Value-Add Repositioning Program.    Once we identified the I-75/I-4 corridor as an urban node that met our investment criteria, we began targeting specific properties that we believed would benefit from our value-add repositioning strategy, with a particular focus on the addition of Millennial-focused amenities. By leveraging our local brokerage relationships in Tampa, we were given an "off-market" opportunity to purchase The Collection. Our asset management team concluded that there were opportunities to add value to the property with minimal capital expenditures. Accordingly, we plan to improve the property by making judicious capital expenditures to add certain Millennial-focused amenities, such as common area WiFi, collaboration areas and outdoor improvements. We also intend to work with national and local food and beverage operators to provide tenants with convenient dining options that currently do not exist. We believe that, with these improvements and active asset management, The Collection will continue to attract employers and improve occupancy to levels consistent with Tampa's competitive occupancy rates.

        At the time of initial underwriting of the property, The Collection's occupancy rate was 80%. After contracting to purchase The Collection and controlling the leasing of the property, and we were able to better position the property for potential tenants. As a result of our efforts, we leased 74,000 square feet and increased occupancy to 85% in the two months between contracting for the property and closing the acquisition.

Our Competitive Strengths

Early Identification of, and Investment in, Attractive Urban Nodes

        Our founders, Mr. Mathur and Mr. Adams, identified the potential for Millennial population growth in target markets and have had a presence in many of our initial target markets since making their first acquisition of a multi-tenant office property. We believe that this population growth in our initial target markets will continue as Millennials migrate to urban nodes and employers locate or relocate their offices to attract the Millennial workforce that is increasingly residing nearby. We believe that recent announcements made by Amazon, AllianceBernstein, Infosys, CoStar, ADP and others to move, or to consider moving, into target markets validate our views of this demographic shift. We also believe that target markets will continue to be considered for corporate relocations and that these relocations will further raise the profile of target markets. Additionally, we believe that our early and consistent presence in many of the target markets, and our proven ability to identify desirable urban nodes and source acquisition opportunities within them, provides us with a significant first-mover advantage to capitalize on population growth that we believe will lead to increased demand for office properties.

Well-Positioned Initial Portfolio

        Upon completion of this offering and the formation transactions, we expect to own 100% of the interests in 14 multi-tenant office properties and approximately 43.7% of the interests in one multi-tenant office property. Our initial portfolio is comprised of 31 buildings with an aggregate of approximately 1.94 million net rentable square feet. Our initial properties are in urban nodes which generally are located in vibrant communities with prominent universities, local governments that are supportive of attracting business and a growing Millennial workforce that is expected to attract entrepreneurs and large employers alike. We believe a large portion of the Millennial workforce increasingly is remaining in these urban nodes after graduation to work, or returning to the urban nodes within the markets where they grew up, rather than residing in major markets longer-term. The urban nodes in which our initial properties are located share a number of important common attributes that we believe are particularly attractive to this demographic, such as numerous housing options, well-regarded schools and a desirable work-life balance, evidenced by short commutes and proximity to restaurants, coffee shops, bars, gyms and other retail conveniences.

        As of June 30, 2018, our initial portfolio was approximately 90.6% leased by a diverse group of tenants. None of the 31 buildings in our initial portfolio requires extensive capital expenditures and each provides opportunities for discretionary, value-add improvements. Through our value-add repositioning program, we reposition our office properties with features attractive to the Millennial workforce, such as modern lighting, amenities and open floorplans, such that our all-in investment remains substantially below estimated replacement cost. We believe that the location of the office properties in our initial portfolio, their high occupancy levels and low capital expenditure requirements lead to our initial portfolio being well-positioned to carry out our investment strategy.

Relationship-Driven Access to Acquisitions

        Of our 10 most recent acquisitions, eight were sourced off-market through existing relationships with the property owners or brokers, which we believe evidences our ability to leverage our close relationships in target markets. We also believe our positive reputation with market participants contrasts with those of many competing property buyers and owners in these markets who often do not have the same localized relationships and knowledge. We expect that our extensive "high-touch" relationships with property owners, brokers, national and regional lenders, diverse tenants and other market participants in our initial target markets and our reputation as a reliable counterparty will continue to provide us access to off-market acquisition opportunities in submarkets we identify as being attractive urban nodes.

Active and Robust Acquisition Pipeline

        Our active and robust acquisition pipeline includes approximately eight million square feet of multi-tenant office properties in our initial target markets, which we have generated from our extensive relationships with property owners, brokers, national and regional lenders and other market participants, and our deep knowledge of our initial target markets and the urban nodes therein. We regularly replenish and grow our pipeline by identifying additional urban nodes within our initial target markets and potential acquisition opportunities within those urban nodes. Our goal is to identify, underwrite and acquire an average of two to four multi-tenant office properties per quarter over the next several years. According to RCG, as of December 31, 2017 there are approximately 300 million square feet of office space in all of our initial target markets, providing us with an opportunity to maintain an active pipeline and to scale operations significantly.

Experienced Management Team Attuned to the Millennial Demographic

        Mr. Mathur, our Chief Executive Officer, and Mr. Adams, our President and Chief Operating Officer, have an intimate knowledge and understanding of each of our initial properties as well as a focused strategy targeting urban nodes and specific properties that we believe would benefit from our value-add repositioning strategy with a particular focus on the addition of Millennial-focused amenities. Mr. Madden, our Chief Financial Officer and Treasurer, has extensive experience in corporate finance, public company reporting and internal controls. Our senior management team has a proven track record in office property real estate, collectively having been responsible for the acquisition, financing, operations, leasing or disposition of an aggregate of approximately $3.0 billion of office properties. In addition, our senior management team has extensive experience managing operating expenses through continued implementation of cost control initiatives. We believe our senior management team provides us with a significant advantage over competing buyers when pursuing acquisition opportunities given its extensive relationships with property owners, brokers and tenants within our initial target markets and its understanding of Millennial office space preferences.

        Mr. Mathur, 37, and Mr. Adams, 36, both of whom were born among the earliest Millennials, were early to recognize, through personal experience and observation and analyses of emerging trends, the needs and priorities of both Millennial workers and the employers seeking to recruit and retain them.

In addition, our employees are primarily Millennials, and we believe their personal experience will continue to serve as a meaningful competitive strength for the foreseeable future. Several of our team members have participated in substantial demographic research efforts to gain a better understanding of Millennials and their workplace preferences. Through this demographic research and the collective experience of our senior management team and our other employees, we believe that we are attuned to the attributes of office properties desired by the Millennial workforce. Collectively, we believe our senior management team and our employees provide us with the ability to successfully identify both urban nodes and properties that are well-positioned for our strategy and conceive and execute efficient value-added repositioning programs that will resonate with the employers of our target demographic and the Millennial workforce.

Engaged and Disciplined Approach to Portfolio Management

        Our asset management team regularly evaluates each of our properties, including its historical and projected financial performance, tenant mix, market fundamentals and other factors, to assess whether its expected future returns justify our continued ownership, or if one or more properties should be sold in order to re-deploy the proceeds into other investment opportunities. We have demonstrated an ability to effectively identify opportune times to sell properties after executing our value-add repositioning strategy to enhance the value of our properties, which has in the past resulted in, and in the future is expected to result in, enhanced liquidity and the ability to fund new acquisitions from time to time.

Case Study: Our Portfolio Management Strategy

        Oaks Business Center (Nashville, Tennessee)—The Oaks Business Center is a two-building office property located in Nashville, Tennessee, comprising 61,770 square feet. In 2014, we acquired the Oaks Business Center in an off-market process for approximately $11.3 million. At the time of our purchase, the property was 95% occupied and had a weighted-average lease term of approximately 4.5 years. As a result of our lease-up initiatives and high-touch property management strategies, we increased occupancy to 100% and the weighted-average lease term to over eight years. In 2017, as part of our regular property evaluation process, we concluded that the value of the property had increased meaningfully since our acquisition, and that the prospect of future additional increases in value was marginal. As such, we believed that the investment's internal rate of return had been maximized and it was the optimal time to dispose of the property. As a result, we initiated a broad marketed sales process that resulted in the sale of Oaks Business Center in 2017 for $13.3 million, representing an economic gain on sale of approximately $2.0 million during the 28-month ownership period.

Alignment of Interests

        We believe the interests of our senior management team will be highly aligned with those of our stockholders. Upon completion of this offering and the formation transactions, our senior management team will own an aggregate of            long-term incentive partnership units in the operating partnership, or LTIP units, and            common units, representing approximately        % of the total outstanding shares of our common stock on a fully diluted basis. Moreover, pursuant to long-standing incentive agreements with the entities that will contribute properties to us in the formation transactions, Messrs. Mathur and Adams will be entitled to receive from certain of the property contributors additional common units in an amount equal to 20% of any appreciation in the value of our common stock between the date of the completion of this offering and the two-year anniversary of the completion of this offering. We believe these arrangements benefit stockholders because Messrs. Mathur and Adams are eligible to receive the additional common units only to the extent the value of our common stock appreciates during the two years immediately following the closing of this offering, creating additional incentives for our senior management team to achieve strong risk-adjusted returns for our stockholders. Moreover, any common units earned by Messrs. Mathur and Adams pursuant to these arrangements will not dilute our stockholders because they will be allocated from a portion of the common units to be issued to certain property contributors in the formation transactions.

Growth-Oriented Capital Structure

        We intend to target an overall debt-to-gross total assets ratio of approximately 45%, which we believe is in line with that of similar publicly-traded REITs. In connection with the formation transactions, we will acquire certain properties unencumbered by mortgages, which we expect will serve as collateral to secure future indebtedness. In addition, we believe our ability to issue common units as tax-advantaged consideration for property acquisitions will provide us a significant competitive advantage.

Our Business and Growth Strategies

        Our principal investment objectives are to provide our stockholders with current income in the form of dividends and to increase the cash flow and value of our portfolio of office properties thereby increasing the value of our common stock. To accomplish these goals, we intend to focus on the strategies outlined below.

Pursue Our Urban Node Office Property Investment Strategy

        We seek to acquire multi-tenant office properties in urban nodes located within target markets. Within the markets that meet our investment criteria, we intend to acquire well-located office properties within the urban nodes that offer the most attractive mix of rental rate increases, absorption, vacancy rates and amenity-rich environments. These attractive urban nodes are often characterized by high barriers-to-entry for speculative construction (stemming from a lack of developable land and high construction costs relative to market rents), access to transportation networks, a range of housing options, employment centers, well-regarded schools and retail conveniences such as coffee shops, bars, gyms and restaurants. Within identified urban nodes, we focus primarily on multi-tenant office properties at acquisition prices below projected replacement costs and rental rates significantly below those of the overall market. We intend to leverage our strong relationships in many of our initial target markets and the urban nodes we select to execute our investment strategy.

Create Value through Active Asset Management

        We believe that opportunities exist to increase cash flow through active asset management both in our initial portfolio as well as from new properties that we acquire. When considering a property for acquisition, we review all property-level operating expenditures to determine how the property can be managed more efficiently. Our asset management team remains integrally involved in the operation of our initial properties and pairs regular visits and inspections with a preventative maintenance program to mitigate the need for long-term capital expenditures. This has often led to the identification of additional sources of revenue and the elimination of redundant or unnecessary expenses. During our term of ownership, our properties have delivered an annualized weighted-average rental growth rate of 8%, including an average rental growth rate of 11% from new leases and 6% from renewals.

Case Study: Our Active Asset Management Capabilities

        Grove Park (Memphis, Tennessee)—In 2016, we bought an office property located in East Memphis from an owner who did not typically invest in office buildings. The owner's lack of office asset management experience led to uncaptured revenue from tenant reimbursements and excessive operating costs. While performing acquisition due diligence and utilizing our knowledge of other office properties in our portfolio, we recognized that the amount of revenue that the owner could have collected, and that we would be able to collect in the future, was significant. We determined that we could easily capture this missed revenue through tenant reimbursements and targeted re-leasing efforts. Upon acquisition of the property, we immediately focused on capturing this lost tenant reimbursement revenue and have been able to significantly increase annual net operating income.

Achieve Scale in Target Markets

        We believe that achieving scale in target markets will provide us with several absolute or relative cost-saving and revenue-generating opportunities, such as realizing economies of scale by allocating overhead expenses across a larger asset base, enhancing pricing power and negotiating leverage with sub-contractors and other vendors in our urban nodes, providing flexible leasing solutions to tenants as they grow over time, and capturing incremental cash flow when we internalize property management. Our management team has extensive experience managing operating expenses through continued implementation of cost control initiatives, such as installation of LED lighting upgrades that reduce utility costs at our properties and, the implementation of capital improvement projects through incentives.

Execute Our Value-Add Repositioning Program to Target Millennial Preferences

        When formulating the business plan for a potential acquisition, we evaluate opportunities for revenue-enhancing capital expenditures in both common areas and vacant spaces. As was the case with the majority of the office properties in our initial portfolio, we expect that many of the office properties we acquire in the future will present opportunities to significantly improve economic returns through relatively modest investments in capital improvements. We expect to focus on investment in capital improvements specifically designed to attract the Millennial workforce and their employers. We believe that the Millennial workforce desires enhanced collaboration opportunities and a more casual work environment. In order to appeal to employers looking to accommodate the preferences of the Millennial workforce, we typically offer open floorplans and add amenities such as common-area WiFi, LED lighting, small cafes and food kiosks, and outdoor areas that often include seating, fire pits or bocce ball courts. In addition, we plan to work with third parties to facilitate the addition of amenities to enhance the tenant experience in areas surrounding our office properties, such as with coffee shop or restaurant chain operators.

Case Study: Our Value-Added Repositioning Capabilities

        Haverstick Office Park (Indianapolis, IN)—We purchased Haverstick Office Park in December 2016, at which time the property was 90% occupied. We were attracted to the office property portfolio because of its location and we believed there were immediate, relatively low-cost, capital investment opportunities to make the properties more appealing to potential employers seeking to attract an increasingly Millennial workforce. Since taking control of the assets, we have invested in amenities such as high-speed WiFi, enhanced lobby aesthetics, a food-service kiosk, a bocce ball court and outdoor seating. We believe these cost-effective capital expenditures served as the primary catalyst for occupancy rising to 97% as of June 30, 2018.

Pursue Opportunities to Recycle Capital Efficiently

        We are committed to prudent growth and expect to create significant value by assembling a large portfolio of multi-tenant office properties in attractive urban nodes that will benefit from the long-term demographic trends that we believe will drive future stockholder value. However, we intend to regularly evaluate our portfolio and may opportunistically and selectively sell office properties when we believe the proceeds can be efficiently redeployed into new investment opportunities that present greater overall return prospects. In particular, we may decide to sell certain office properties located in our current target markets if we identify more attractive opportunities to redeploy capital in urban nodes that satisfy our investment criteria.

Our Initial Portfolio

        Upon completion of this offering and the formation transactions, our initial portfolio will consist of a total of 1.94 million net rentable square feet of office space. We will own 100% of the interests in 14 of the properties in our initial portfolio and approximately 43.7% of the interests in one of the properties in our initial portfolio known as One Harrison located in Raleigh. The following table sets forth an overview of our initial portfolio as of June 30, 2018.

Property	Number of Buildings	Location	Year Built		Net Rentable Square Feet	% Leased(1)	Annualized Base Rent(2)		Annualized Base Rent per Leased Square Foot(3)		Average Net Effective Annual Base Rent per Leased Square Foot(4)
Goodale Office Complex
1400 Goodale	1	Columbus, OH	1955	(5)	60,539	100.0%	$1,242,879	(6)	$20.53	(6)	$21.10	(6)
1404 Goodale	1	Columbus, OH	1986	(5)	19,224	100.0	373,342	(6)	19.42	(6)	19.22	(6)
MetroCenter IV	1	Columbus, OH	1982		101,894	85.2	1,516,527	(7)	17.48	(7)	16.91	(7)
MetroCenter V	1	Columbus, OH	1985		212,731	93.9	3,086,342	(8)	15.45	(8)	15.10	(8)
One Harrison(9)	1	Raleigh, NC	1984		56,954	89.3	1,091,258	(10)	21.46	(10)	21.93	(10)
Haverstick Office Park
Haverstick I	1	Indianapolis, IN	1983		43,498	100.0	745,360		17.14		17.25
Haverstick II	1	Indianapolis, IN	1983		35,788	89.9	584,650		18.18		18.33
Intech Ten	1	Indianapolis, IN	2001		116,414	93.7	2,041,531		18.71		19.43
The Collection at Sabal Park	8	Tampa, FL	1983 - 1988		431,411	84.5	6,754,178		18.53		18.14
5400 Poplar	1	Memphis, TN	1984		42,535	96.8	847,952		20.58		20.86
8700 Tournament Trails	1	Memphis, TN	2002		73,423	92.9	1,455,580		21.33		21.19
Grove Park	1	Memphis, TN	1962		59,711	88.5	1,088,768		20.60		20.75
Primacy II	1	Memphis, TN	1981		123,265	89.2	2,375,640		21.61		21.42
Primacy III	1	Memphis, TN	1983		130,682	81.8	2,090,688		19.56		19.69
2700 Blankenbaker	1	Louisville, KY	2002		107,598	100.0	2,593,038	(11)	24.10	(11)	23.99	(11)
Executive Park	7	Louisville, KY	1972		110,149	91.4	1,626,234		16.15		16.16
Chase Corporate Center	2	Birmingham, AL	1985 - 1987		211,341	95.1	4,377,658		21.79		21.93

Total/weighted-average					1,937,157	90.6%	$33,891,625		$19.31		$19.26

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Average net effective annual base rent per leased square foot represents (a) the contractual base rent for leases in place as of June 30, 2018, calculated on a straight-line basis to amortize rental abatements, divided by (b) square footage under commenced leases as of June 30, 2018.

(5)
The buildings in the Goodale Office Complex were converted to office buildings in 2005 and 2006.

(6)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $550,065 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(7)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $549,828 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(8)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $817,509 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(9)
Upon completion of this offering and the formation transactions, we will own an approximately 43.7% of the interests in One Harrison and will consolidate the property into our financial statements.

(10)
Represents 100% of One Harrison's annualized base rent, annualized base rent per leased square foot and average net effective annual base rent per leased square foot, as applicable.

(11)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $1,109,727 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

Percentage Leased and Base Rent

        The following table sets forth the percentage leased and annualized base rent per leased square foot for our initial portfolio as of the dates indicated below.

Property	Year End	% Leased(1)	Annualized Base Rent per Leased Square Foot(2)		Average Net Effective Annual Base Rent per Leased Square Foot(3)
Goodale	2017	100.0%	$20.17	(4)	$20.65	(4)
MetroCenter IV	2017	85.2	16.29	(5)	15.70	(5)
MetroCenter V	2017	91.4	15.13	(6)	15.14	(6)
One Harrison	2017	91.0	18.93		19.56
Haverstick	2017	92.4	16.61		16.81
Haverstick	2016	89.9	15.88		17.25
Intech Ten	2017	88.7	18.59		19.37
The Collection at Sabal Park	2017	83.1	16.20		16.00
5400 Poplar	2017	96.1	18.55		19.40
8700 Tournament Trails	2017	94.5	21.05		20.83
Grove Park	2017	91.1	18.51		18.94
Grove Park	2016	90.7	18.11		18.70
Primacy II	2017	84.6	21.36		21.36
Primacy III(7)	2017	51.3	19.30		18.95
2700 Blankenbaker	2017	100.0	23.97	(8)	23.99	(8)
2700 Blankenbaker	2016	100.0	24.05	(9)	24.40	(9)
Executive Park	2017	79.1	14.32		14.44
Chase Corporate Center	2017	93.0	21.22		21.55
Chase Corporate Center	2016	96.0	19.27		20.12

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(3)
Average net effective annual base rent per leased square foot represents (a) the contractual base rent for leases in place as of June 30, 2018, calculated on a straight-line basis to amortize rental abatements, divided by (b) net rentable square feet under commenced leases as of June 30, 2018.

(4)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $550,065 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(5)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $549,828 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(6)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $817,509 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(7)
We acquired Primacy III in January 2018. As of June 30, 2018, Primacy III's occupancy had increased to 81.8%.

(8)
The leases at this property are triple-net leases and, as such, the 2017 rent recoveries of $1,109,727 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

(9)
The leases at this property are triple-net leases and, as such, the 2016 rent recoveries of $1,154,254 have been added to provide a cumulative annualized base rent and annualized net effective rent, such that all properties are presented on a comparable basis.

Lease Expirations

        The following table sets forth a summary of the lease expirations for leases in place as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(1)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)
Available	—	182,552	9.4%	$—	—%	$—
2018	29	118,653	6.1	2,198,384	7.1	18.53
2019	60	260,143	13.4	4,845,733	15.7	18.63
2020	42	231,724	12.0	3,778,662	12.2	16.31
2021	53	331,966	17.1	6,452,294	20.9	19.44
2022	39	265,508	13.7	4,366,869	14.2	16.45
2023	17	78,581	4.1	1,059,406	3.4	13.48
2024	13	103,706	5.3	2,030,039	6.6	19.57
2025	10	141,625	7.3	2,160,261	7.0	15.25
2026	8	90,668	4.7	1,749,205	5.7	19.29
2027	3	63,210	3.3	1,016,046	3.3	16.07
2028	7	63,475	3.3	1,137,281	3.7	17.92
Thereafter	2	5,346	0.3	70,316	0.2	13.15

Total/Weighted-average	283	1,937,157	100.0%	$30,864,495	100.0%	$17.59

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Tenant Diversification

        As of June 30, 2018, our initial portfolio was leased to 283 tenants conducting business in a variety of industries. The following table sets forth information regarding the ten largest tenants in our initial portfolio based on annualized base rent as of June 30, 2018.

Tenant	Principal Nature of Business	Number of Leases	Number of Properties	Property(ies)	Lease Expiration		Annualized Base Rent(1)	% of Portfolio Annualized Base Rent
Cigna Healthspring, Inc.	Healthcare	1	1	Chase Corporate Center	2021		$1,626,517	5.3
Indiana University Health	Healthcare	3	1	InTech Ten	2022, 2020		1,221,253	3.9
CBRE, Inc.	Professional Services	2	2	Primacy II, Chase Corporate Center	2020, 2026	(2)	1,082,773	3.5
Coca-Cola	Manufacturing	2	1	The Collection at Sabal Park	2021, 2022		1,008,162	3.3
Parallon	Healthcare	1	1	2700 Blankenbaker	2020		760,363	2.5
Honeywell	Technology	1	1	2700 Blankenbaker	2022		722,948	2.3
Advantage Sales & Marketing	Professional Services	1	1	The Collection at Sabal Park	2019		676,704	2.2
FDIC	Insurance	1	1	Primacy III	2018		652,841	2.1
Springfield College	Education	1	1	The Collection at Sabal Park	2021		650,806	2.1
Kemmons Wilson Companies	Financial Services	1	1	8700 Tournament Trails	2024		530,838	1.7

Total		14	11				$8,933,205	29.0%

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
96% of the total CBRE, Inc. annualized base rent expires in 2026 at Primacy II.

Lease Distribution

        The following table sets forth information relating to the distribution of leases, based on net rentable square feet under lease as of June 30, 2018:

Square Feet Under Lease	Number of Leases(1)	Percentage of Leases	Total Leased Square Feet	Percentage of Square Feet	Annualized Base Rent(1)	Percentage of Annualized Base Rent
2,500 or less	102	36.0%	141,457	8.1%	$2,631,819	8.5%
2,501 - 10,000	143	50.5	709,021	40.4	12,130,599	39.3
10,000 - 20,000	18	6.4	249,282	14.2	4,072,502	13.2
20,001 - 40,000	15	5.3	385,723	22.0	7,417,245	24.0
40,001 - 100,000	5	1.8	269,122	15.3	4,612,331	15.0

Total	283	100.0%	1,754,605	100.0%	$30,864,495	100.0%

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

Historical Lease Retention and Tenant Improvement and Leasing Commission Costs

        The following table sets forth historical information regarding tenant improvement and leasing commission costs per square foot, in addition to net effective renewal rents, where applicable, on expiring leases, at the properties in our initial portfolio for the years ended December 31, 2017 and 2016.

	2017	2016(1)
Expirations
Number of leases expired during the period	18	5
Aggregate net rentable square footage of expiring leases	49,518	11,156
Renewals
Number of leases renewed during the period	12	4
Aggregate net rentable square footage of renewed leases	32,570	8,752
Retention percentage by square feet	66.0%	78.5%
Tenant improvement costs	$70,759	$88,051
Leasing commission costs	37,648	27,429
Total tenant improvements and leasing commission costs	$108,407	$115,480
Tenant improvement costs per square foot	$2.17	$10.06
Leasing commission costs per square foot	1.16	3.13
Total tenant improvements and leasing commission costs per square foot	$3.33	$13.19
Weighted-average net effective rent for expiring leases	$20.79	$19.84
Weighted-average net effective for renewed leases	21.85	19.08
Percentage increase (decrease)	4.84%	(3.83)%
New Leases
Number of new leases	7	1
Square feet	10,021	5,740
Tenant improvement costs	$207,740	$95,375
Leasing commission costs	69,229	19,674
Total tenant improvements and leasing commission costs	$276,969	$115,049
Tenant improvement costs per square foot	$20.73	$16.61
Leasing improvement costs per square foot	6.91	3.43
Total tenant improvements and leasing commission costs per square foot	$27.64	$20.04
Total Tenant Improvements and Leasing Commissions
Square feet	42,591	14,492
Tenant improvement costs	$278,499	$183,426
Leasing commission costs	106,876	47,102
Total tenant improvements and leasing commission costs	$385,375	$230,528
Tenant improvement costs per square foot	$6.54	$12.66
Leasing improvement costs per square foot	2.51	3.25
Total tenant improvements and leasing commission costs per square foot	$9.05	$15.91

(1)
Includes only the properties in our initial portfolio acquired by us prior to January 1, 2017. These properties include 2700 Blankenbaker, Chase Corporate Center, Grove Park (for the period from July 22, 2016 through December 31, 2016) and Haverstick (for the period from December 22, 2016 through December 31, 2016).

Description of Our Office Properties

Goodale Office Complex

        Goodale Office Complex is located at 1400 & 1404 Goodale Boulevard in the Grandview submarket of Columbus, Ohio and was acquired in September 2017. The property is minutes away from Nationwide Financial Services Inc.'s new mixed-use campus and within walking distance from many restaurants and other amenities. Additionally, the City of Grandview recently installed bike paths that lead from the Grandview submarket to the Columbus CBD. The property consists of a one story Class-A office building and a three story Class-A office building with a total of 79,763 net rentable square feet. The property was fully renovated in 2007. As of June 30, 2018, the property was approximately 100% occupied, with major tenants including Zaner-Bloser, an educational curriculum and digital resource provider, and King Business Interiors, a commercial office furniture and flooring company. The property features tall ceilings and open floor plans, offering a unique, collaborative setting for tenants.

Goodale Office Complex's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of the Goodale Office Complex as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)(3)	Renewal Option
Zaner-Bloser, Inc.	Education	4/30/2027	27,242	34.2%	$360,957	33.9%	$13.25	Yes
King Business Interiors, Inc.	Professional Services	4/30/2027	15,944	20.0	215,563	20.2	13.52	Yes
Navigator Management Partners	Consulting	10/31/2023	10,057	12.6	143,312	13.5	14.25	Yes
Greenberg Farrow Architecture	Architecture	2/28/2022	7,296	9.1	105,556	9.9	14.47	Yes
Franklin Soil &Water Conservation	Government	7/31/2024	7,450	9.3	93,125	8.7	12.50	No

Top 5 Total/Weighted-average			67,989	85.2%	$918,512	86.1%	$13.51

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $550,065, reflecting rent recoveries of $6.90 per square foot.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Goodale Office Complex's Lease Expirations

        The following table sets forth the lease expirations for leases in place at the Goodale Office Complex as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)(3)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)(4)
Available	—	—	—	$—	—%	$—
2018(5)	2	11,774	14.8%	147,643	13.9	12.54
2019	—	—	—	—	—	—
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	1	7,296	9.2	105,557	9.9	14.47
2023	1	10,057	12.6	143,312	13.4	14.25
2024	1	7,450	9.3	93,125	8.7	12.50
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	2	43,186	54.1	576,519	54.1	13.35
Thereafter	—	—	—	—	—	—

Total/Weighted-average	7	79,763	100.0%	$1,066,155	100.0%	$13.37

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $550,065, reflecting rent recoveries of $6.90 per square foot.

(4)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(5)
Leases expiring after June 30, 2018.

MetroCenter Office Complex

        MetroCenter Office Complex is located in the MetroCenter office park inside the Dublin submarket of Columbus, Ohio. This property has a number of unique features, including outdoor dining options, jogging and biking routes, an on-campus deli and a large workout facility. The property is located within minutes of I-270 and the surrounding amenities that make Dublin one of the most desirable addresses in the Columbus office market.

        MetroCenter IV is a 6-story Class-A office building with 101,894 net rentable square feet that we acquired in February 2018. As of June 30, 2018 the property was approximately 85% occupied, with major tenants including Konica Minolta (TYO: 4902) and IAS Invesco. The lobby was recently renovated and features open collaboration areas as well as a coffee area for the tenants.

        MetroCenter V a 9-story Class-A office building with 212,731 net rentable square feet that we acquired in December 2017 while we were under contract for MetroCenter IV. As of June 30, 2018, the property was approximately 94% occupied, with major tenants including Running Balance, Kasai Kogyo Co. Ltd. (TYO: 7256), PS Executive Centers, Inc., Tibco Software, Inc., and Coresource. MetroCenter V is one of the tallest buildings in the Dublin submarket and is prominently visible from I-270, which boasts a daily traffic count in excess of 106,219 vehicles according to the Ohio Department of Transportation.

MetroCenter IV's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of MetroCenter IV as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)(3)	Renewal Option
Konica Minolta	Technology	Month-to-Month	10,092	9.9%	$201,840	20.9%	$20.00	No
IAS	Technology	3/31/2026	13,685	13.5	140,271	14.5	10.25	Yes
ERP Analysts	Professional Services	8/31/2021	6,357	6.2	69,927	7.3	11.00	Yes
Central Mutual Insurance	Financial Services	2/29/2028	6,328	6.2	60,116	6.2	9.50	Yes
School of PE Inc.	Education	3/31/2021	5,529	5.4	57,502	5.9	10.40	Yes

Top 5 Total/Weighted-average			41,991	41.2%	$529,656	54.7%	$12.61

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $549,828, reflecting rent recoveries of $5.40 per square foot.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

MetroCenter IV's Lease Expirations

        The following table sets forth the lease expirations for leases in place at MetroCenter IV as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)(3)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)(4)
Available	—	15,125	14.8%	$—	—%	$—
2018(5)	2	13,437	13.2	234,453	24.3	17.45
2019	3	10,254	10.0	104,167	10.8	10.16
2020	4	10,839	10.6	102,841	10.6	9.49
2021	4	16,999	16.7	183,586	19.0	10.80
2022	3	11,588	11.3	110,109	11.4	9.50
2023	1	3,639	3.5	31,156	3.2	8.56
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	1	13,685	13.4	140,271	14.5	10.25
2027	—	—	—	—	—	—
2028	1	6,328	6.2	60,116	6.2	9.50
Thereafter	—	—	—	—	—	—

Total/Weighted-average	19	101,894	100.0%	$966,700	100.0%	$11.14

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $549,828, reflecting rent recoveries of $5.40 per square foot.

(4)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(5)
Leases expiring after June 30, 2018.

MetroCenter V's Primary Tenants

        The following table summarizes information regarding the top five tenants, by annualized base rent, of MetroCenter V as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)(3)	Renewal Option
Running Balance	Fitness	5/31/2025	23,191	10.9%	$258,000	11.4%	$11.13	No
Kasai North America, Inc.	Automotive	4/30/2023	14,620	6.9	160,820	7.1	11.00	No
PS Executive Centers, Inc.	Professional Services	2/28/2019	12,673	6.0	142,571	6.3	11.25	Yes
Tibco Software, Inc.	Technology	3/31/2021	12,293	5.8	135,223	5.9	11.00	No
Coresource	Healthcare	12/31/2020	10,113	4.7	116,300	5.1	11.50	Yes

Top 5 Total/Weighted-average			72,890	34.3%	$812,914	35.8%	$11.15

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $817,509, reflecting rent recoveries of $3.84 per square foot.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

MetroCenter V's Lease Expirations

        The following table sets forth the lease expirations for leases in place at MetroCenter V as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)(3)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)(4)
Available	—	13,003	6.1%	$—	—%	$—
2018(5)	2	3,140	1.5	36,155	1.6	11.51
2019	6	28,424	13.4	312,988	13.8	11.01
2020	7	30,621	14.4	350,172	15.4	11.44
2021	5	21,892	10.3	240,932	10.6	11.01
2022	9	40,264	18.9	528,367	23.3	13.12
2023	4	29,228	13.7	289,823	12.8	9.92
2024	3	11,661	5.5	122,042	5.4	10.47
2025	2	29,152	13.7	325,538	14.3	11.17
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	1	5,346	2.5	62,816	2.8	11.75

Total/Weighted-average	39	212,731	100.0%	$2,268,833	100.0%	$11.36

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $817,509, reflecting rent recoveries of $3.84 per square foot.

(4)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(5)
Leases expiring after June 30, 2018.

One Harrison

        One Harrison is a three story office building located off Interstate 40 (I-40) in the Cary submarket of Raleigh, totaling 56,954 net rentable square feet. We acquired the property in May 2018 and it has recently undergone full modernization of the lobby areas, common area corridors and restrooms. The property sits across from SAS, the largest employer in Cary, and the Ulmstead, a five-star resort and spa. The property is adjacent to the Arboretum at Weston, which features a Ruth's Chris Steakhouse, Bonefish Grill and Starbucks. As of June 30, 2018, the property was approximately 89% occupied, with major tenants including Trilliant Networks, Orthus Health and Analytics 4 Life. We will own approximately 43.7% of the interests in One Harrison upon completion of this offering and the formation transactions. A third party owns the remaining interests in One Harrison.

One Harrison's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of One Harrison as of June 30, 2018.

Tenant(1)	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Trilliant Networks, Inc.	Technology	12/31/2027	20,024	35.2%	$439,526	40.3%	$21.95	Yes
Orthus Health	Healthcare	4/30/2019	5,706	10.0	114,120	10.5	20.00	Yes
Analytics 4 Life	Technology	7/31/2021	4,185	7.3	101,486	9.3	24.25	Yes
Leukemia and Lymphoma Society	Non-Profit	7/31/2021	4,028	7.1	79,029	7.2	19.62	Yes
Hinde Engineering	Consulting	12/31/2026	1,261	2.2	25,147	2.3	19.94	Yes

Top 5 Total/Weighted-average			35,204	61.8%	$759,308	69.6%	$21.57

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

One Harrison's Lease Expirations

        The following table sets forth the lease expirations for leases in place at One Harrison as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	6,096	10.7%	$—	—%	$—
2018(4)	—	—	—	—	—	—
2019	3	11,550	20.3	228,177	20.9	19.76
2020	1	2,527	4.4	60,016	5.5	23.75
2021	4	11,023	19.4	242,711	22.2	22.02
2022	2	4,473	7.8	95,680	8.8	21.39
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	1	1,261	2.2	25,147	2.3	19.94
2027	1	20,024	35.2	439,527	40.3	21.95
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	12	56,954	100.0%	$1,091,258	100.0%	$21.46

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Haverstick Office Park

        Haverstick Office Park is a two building office property located on Haverstick Road in the Keystone submarket of Indianapolis that we acquired in December 2016. The Haverstick Office Park is located at the epicenter of mixed-use activity across from Keystone at the Crossing. With over $100 million in development completed and over $120 million in the pipeline, Keystone at the Crossing is a desirable location for tenants looking to provide their employees with an attractive live-work-play experience. The property features two two-story office buildings with an aggregate of 79,286 net rentable square feet. As of June 30, 2018, the properties were approximately 95% occupied, with major tenants including Child Advocates, Fairway Independent Mortgage Systems, Broyles Kight & Ricafort P.C., Driving Ambition and Easy Street Realty. We made immediate capital expenditures at the property to update common area collaboration areas as well as expand outdoor amenities, including a bocce ball court.

Haverstick Office Park's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of the Haverstick Office Park as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Child Advocates	Non-Profit	6/30/2025	18,896	23.8%	$344,254	25.9%	$18.22	No
Broyles, Knight & Ricafort P.C.	Financial Services	10/31/2021	8,215	10.4	149,268	11.2	18.17	No
Driving Ambition	Placement Services	7/31/2021	7,340	9.3	135,790	10.2	18.50	Yes
Easy Street Realty	Real Estate	1/31/2019	6,996	8.8	124,176	9.4	17.75	No
Fairway Independent Mortgage Corporation	Financial Services	7/31/2022	8,974	11.3	124,128	9.3	13.83	Yes

Top 5 Total/Weighted-average			50,421	63.6%	$877,616	66.0%	$17.41

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Haverstick Office Park's Lease Expirations

        The following table sets forth the lease expirations for leases in place at the Haverstick Office Park as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	3,626	4.6%	$—	—%	$—
2018(4)	2	5,031	6.4	89,352	6.7	17.76
2019	5	16,987	21.4	301,704	22.7	17.76
2020	1	1,547	2.0	28,236	2.1	18.25
2021	3	16,574	20.9	304,618	22.9	18.38
2022	1	8,974	11.3	124,128	9.3	13.83
2023	1	1,699	2.1	30,582	2.3	18.00
2024	—	—	—	—	—	—
2025	1	18,896	23.8	344,254	25.9	18.22
2026	1	5,952	7.5	107,136	8.1	18.00
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	15	79,286	100.0%	$1,330,010	100.0%	$17.58

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Intech Ten

        Intech Ten is a three story Class-A office building with 116,414 net rentable square feet located on Intech Boulevard in the Intech submarket of Indianapolis. The property was completed in 2001 and was acquired in August 2017. As of June 30, 2018, the property was approximately 94% occupied, leased to a high quality roster of tenants with 67.4% being investment grade based on square footage, including Indiana University Health (Moody's: Aa1) and State Farm Insurance (S&P: AA). The lobby was recently renovated and the property features shower facilities for tenants to take advantage of a number of outdoor amenities including basketball and tennis courts and walking paths around a nearby park.

Intech Ten's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of Intech Ten as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
IU Health	Healthcare	3/31/2020	30,737	26.4%	$587,076	28.8%	$19.10	Yes
IU Health	Healthcare	6/30/2022	25,719	22.1	469,372	23.0	18.25	Yes
State Farm Mutual Automobile Insurance Company	Financial Services	11/30/2021	13,250	11.4	241,812	11.8	18.25	No
IU Health	Healthcare	4/30/2022	8,743	7.5	164,806	8.1	18.85	Yes
Connections Education, LLC	Education	6/30/2021	8,235	7.1	158,100	7.7	19.20	Yes

Top 5 Total/Weighted-average			86,684	74.5%	$1,621,166	79.4%	$18.70

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Intech Ten's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Intech Ten as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	7,304	6.3%	$—	—%	$—
2018(4)	1	4,003	3.4	76,069	3.7	19.00
2019	—	—	—	—	—	—
2020	1	30,737	26.4	587,076	28.8	19.10
2021	3	27,324	23.5	516,693	25.3	18.91
2022	4	43,523	37.4	794,756	38.9	18.26
2023	1	3,523	3.0	66,937	3.3	19.00
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	10	116,414	100.0%	$2,041,531	100.0%	$18.71

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

The Collection at Sabal Park

        The Collection at Sabal Park is an eight-building office property that totals 431,411 net rentable square feet located within Tampa, Florida's Interstate 75 (I-75) office market. We acquired the property in August 2018 and it is adjacent to Citigroup's 672,000 square foot campus as well as J.P. Morgan's 450,000 square feet campus. The property benefits from a master-planned business park located at the interchange of I-75 and Dr. Martin Luther King Jr. Boulevard just two minutes from the I-4 interchange. The adjacent area has five restaurants, five hotels, a bank, and a full-service child care facility, providing tenants superior amenities. Over 72% of the properties occupancy consists of national companies, including Coca-Cola, Advantage Sales & Marketing and Springfield College. As of June 30, 2018, the property was 85% occupied.

The Collection at Sabal Park's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of The Collection at Sabal Park as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Coca-Cola	Manufacturing	12/20/2021	48,003	11.1%	$1,008,162	14.9%	$21.00	Yes
Advantage Sales & Marketing	Professional Services	6/30/2019	33,401	7.8	676,704	10.0	20.26	Yes
Springfield College	Education	12/31/2021	29,515	6.9	650,806	9.6	22.05	Yes
Education Training Corp.	Education	2/28/2025	42,000	9.7	462,420	6.9	11.01	Yes
A-1 Contract Staffing, Inc.	Professional Services	10/31/2019	21,300	4.9	442,188	6.6	20.76	Yes

Top 5 Total/Weighted-average			174,219	40.4%	$3,240,280	48.0%	$18.60

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

The Collection at Sabal Park's Lease Expirations

        The following table sets forth the lease expirations for leases in place at The Collection at Sabal Park as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	66,988	15.5%	$—	—%	$—
2018(4)	5	25,269	5.9	405,132	6.0	16.03
2019	7	72,038	16.7	1,487,846	22.0	20.65
2020	8	40,675	9.4	695,567	10.3	17.10
2021	11	79,680	18.5	1,684,043	24.9	21.14
2022	5	34,197	7.9	668,650	9.9	19.55
2023	4	21,505	5.0	306,387	4.6	14.25
2024	3	16,809	3.9	370,459	5.5	22.04
2025	4	65,405	15.2	971,577	14.4	14.85
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	1	8,845	2.0	164,517	2.4	18.60
Thereafter	—	—	—	—	—	—

Total/Weighted-average	48	431,411	100.0%	$6,754,178	100.0%	$18.53

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

The Collection at Sabal Park's Tax Basis and Depreciation

	Tax Basis	Net Value	Life in Years	Method (all under Modified Accelerated Cost Recovery System (MACRS))
Building	$35,309,084	$35,309,084	39	Straight Line
Building Improvements	3,355,544	3,355,544	39	MACRS 100%
15-year Tenant Improvements	5,295,101	5,295,101	15	MACRS 150%
Land	8,827,271	8,827,271	Land	None

Tax Basis	$52,787,000	$52,787,000

5400 Poplar

        5400 Poplar is a three story Class-A boutique office building with 42,535 net rentable square feet located on Poplar Avenue in the East Memphis submarket of Memphis. We acquired the property in January 2017. As of June 30, 2018, the property was approximately 97% occupied, with major tenants including Paragon Bank, Bourland, Heflin, Alvarez, Minor, & Matthews, PLC, the Jehl Law Group, McDonald Kuhn, PLLC and Chicago Title Insurance Company. The property recently underwent a full elevator modernization and common area corridor renovation and a number of open floorplate tenant buildouts were recently completed.

5400 Poplar's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of 5400 Poplar as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Paragon Bank	Financial Services	10/31/2025	17,912	42.1%	$342,050	40.4%	$19.10	Yes
Bourland, Heflin, Alvarez, Minor & Matthews, PLC	Legal Services	4/30/2019	9,168	21.5	206,280	24.3	22.50	Yes
Jehl Law Group PLLC	Legal Services	2/28/2022	4,890	11.5	102,732	12.1	21.01	No
McDonald Kuhn, PLLC	Legal Services	9/30/2018	4,514	10.6	95,291	11.2	21.11	No
Chicago Title Insurance Company	Insurance	5/01/2023	1,938	4.6	42,636	5.0	22.00	Yes

Top 5 Total/Weighted-average			38,422	90.3%	$788,989	93.0%	$20.53

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

5400 Poplar's Lease Expirations

        The following table sets forth the lease expirations for leases in place at 5400 Poplar as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	1,340	3.2%	—	—%	—
2018(4)	—	—	—	—	—	—
2019	2	10,843	25.5	$239,780	28.3	$22.11
2020	—	—	—	—	—	—
2021	—	—	—	—	—	—
2022	1	4,890	11.5	102,732	12.1	21.01
2023	2	3,036	7.1	68,099	8.0	22.43
2024	—	—	—	—	—	—
2025	1	17,912	42.1	342,050	40.4	19.10
2026	1	4,514	10.6	95,291	11.2	21.11
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	7	42,535	100.0%	$847,952	100.0%	$20.58

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Grove Park

        Grove Park is a five story office building with 59,711 net rentable square feet located on Poplar Avenue in the East Memphis submarket of Memphis. The property was completely renovated in 2008 and acquired in July 2016. As of June 30, 2018, the property was approximately 89% occupied, with major tenants including Memphis Orthopaedic Group, Paragon Bank, Darrell Castle & Associates, Sneed, Robinson & Gerber and Attendant Care Services. The property is located across the street from a new development featuring Nordstrom and L.A. Fitness facility and in front of the Oak Court Mall. The unique mixed-use setting offers tenants a number of dining and shopping options.

Grove Park's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of Grove Park as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
MSK Group, P.C.	Medical	6/30/2020	11,857	19.9%	$225,283	20.7%	$19.00	Yes
Paragon Bank	Financial Services	8/31/2024	4,433	7.4	132,990	12.2	30.00	Yes
Darrell Castle & Associates, PLLC	Legal Services	12/31/2021	4,800	8.0	100,800	9.3	21.00	No
Sneed, Robinson & Gerber, Inc.	Insurance	6/30/2028	3,293	5.5	62,567	5.7	19.00	Yes
Attendant Care Services	Health Services	7/31/2019	3,098	5.2	60,411	5.6	19.50	Yes

Top 5 Total/Weighted-average			27,481	46.0%	$582,051	53.5%	$21.18

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Grove Park's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Grove Park as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	6,851	11.5%	$—	—%	$—
2018(4)	5	4,095	6.9	83,952	7.7	20.50
2019	12	13,422	22.5	258,154	23.7	19.23
2020	8	16,921	28.3	331,270	30.4	19.58
2021	3	9,557	16.0	195,919	18.0	20.50
2022	—	—	—	—	—	—
2023	1	1,139	1.9	23,916	2.2	21.00
2024	1	4,433	7.4	132,990	12.2	30.00
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	1	3,293	5.5	62,567	5.8	19.00
Thereafter	—	—	—	—	—	—

Total/Weighted-average	31	59,711	100.0%	$1,088,768	100.0%	$20.60

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Primacy Office Complex

        Primacy Office Complex is located on Primacy Parkway in the East Memphis submarket of Memphis. The property is located next to two private preparatory schools, Memphis University School and Hutchison School offering tenants convenient access to their children's schools. Additionally, the property features a jogging path and is adjacent to an L.A. Fitness facility.

        Primacy II is a four story Class-A office building with 123,265 net rentable square feet that we acquired in April 2017. As of June 30, 2018, the property was approximately 89% occupied, with major tenants including CBRE (NYSE:CBG), FedEx (NYSE:FDX) and AT&T (NYSE:T). The common area corridors, restrooms and lobby were recently renovated to provide open collaboration areas.

        Primacy III is a four story Class-A office building with 130,682 net rentable square feet that we acquired in January 2018. As of June 30, 2018, the property was approximately 82% occupied, with major tenants including the FDIC, Harris Shelton Hanover Walsh, PLLC and Turner Construction. The property is scheduled to undergo a number of aesthetic changes.

Primacy II's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of Primacy II as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
CBRE, Inc.	Professional Services	10/31/2026	47,601	38.6%	$1,040,082	43.8%	$21.85	Yes
FedEx Trade Networks, Inc.	Logistics	4/30/2022	25,256	20.5	461,090	19.4	18.26	Yes
AT&T	Technology	4/30/2019	6,795	5.5	139,298	5.9	20.50	Yes
ADP, Inc.	Financial Services	10/31/2019	6,073	4.9	133,606	5.6	22.00	Yes
OrthoDiscovery Group	Medical	11/31/2021	5,787	4.7	113,086	4.7	19.54	Yes

Top 5 Total/Weighted-average			91,512	74.2%	$1,887,162	79.4%	$20.62

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Primacy II's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Primacy II as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	13,311	10.8%	$—	—%	$—
2018(4)	1	—	—	120,000	5.0	—
2019	3	16,618	13.5	344,658	14.5	20.74
2020	1	2,826	2.3	65,958	2.8	23.34
2021	2	12,001	9.7	224,938	9.5	18.74
2022	2	25,256	20.5	461,090	19.4	18.26
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	1	47,601	38.6	1,040,082	43.8	21.85
2027	—	—	—	—	—	—
2028	2	5,652	4.6	118,914	5.0	21.04
Thereafter	—	—	—	—	—	—

Total/Weighted-average	12	123,265	100.0%	$2,375,641	100.0%	$21.61

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Primacy Office III's Primary Tenants

        The following table summarizes information regarding the top five tenants, by annualized base rent, of Primacy III as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
FDIC	Insurance	11/30/2018	33,479	25.6%	$652,841	31.2%	$19.50	Yes
Harris Shelton	Legal Services	9/30/2028	22,581	17.3	445,975	21.3	19.75	Yes
Active Implant	Medical	4/30/2024	9,796	7.5	195,920	9.4	20.00	Yes
Total Eye Care	Medical	2/28/2026	9,356	7.2	180,103	8.6	19.25	Yes
Axiom Research	Professional Services	3/31/2021	6,210	4.7	119,543	5.7	19.25	No

Top 5 Total/Weighted-average			81,422	62.3%	$1,594,382	76.2%	$19.58

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Primacy III's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Primacy III as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	23,817	18.2%	$—	—%	$—
2018(4)	2	34,869	26.7	680,307	32.5	19.51
2019	2	8,069	6.2	149,841	7.2	18.57
2020	1	2,550	1.9	49,266	2.4	19.32
2021	2	9,037	6.9	176,083	8.4	19.48
2022	—	—	—	—	—	—
2023	1	2,708	2.1	54,160	2.6	20.00
2024	1	9,796	7.5	195,920	9.4	20.00
2025	1	4,436	3.4	90,938	4.3	20.50
2026	2	12,819	9.8	248,198	11.9	19.36
2027	—	—	—	—	—	—
2028	1	22,581	17.3	445,975	21.3	19.75
Thereafter	—	—	—	—	—	—

Total/Weighted-average	13	130,682	100.0%	$2,090,688	100.0%	$19.56

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

8700 Tournament Trails

        8700 Tournament Trails is a three story Class-A office building with 73,423 net rentable square feet located on Trail Lake Drive West in the East Memphis submarket of Memphis. The property is located near desirable outdoor amenities such as park-like outdoor space. We acquired the property in April 2017. The property is located within one mile of the FedEx World Headquarters and adjacent to TPC Southwind, home of the PGA Tour's FedEx St. Jude Classic. As of June 30, 2018, the property was approximately 93% occupied, with major tenants including Kemmons Wilson Companies and Walgreens (NASDAQ:WAG).

8700 Tournament Trails' Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of 8700 Tournament Trail as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Kemmons Wilson, Companies, LLC	Financial Services	4/30/2024	25,278	34.4%	$530,838	36.5%	$21.00	Yes
Walgreens, Co.	Retail Healthcare	4/30/2020	8,540	11.6	210,084	14.4	24.60	Yes
Kemmons Wilson Insurance Group	Insurance	1/31/2022	8,276	11.3	159,313	11.0	19.25	Yes
Helix Business Solutions, LLC	Technology	7/31/2019	6,591	9.0	139,740	9.6	21.20	Yes
Hypermed Imaging, Inc.	Medical	3/31/2019	4,816	6.6	115,584	7.9	24.00	Yes

Top 5 Total/Weighted-average			53,501	72.9%	$1,155,559	79.4%	$21.60

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

8700 Tournament Trails' Lease Expirations

        The following table sets forth the lease expirations for leases in place at 8700 Tournament Trails as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	5,189	7.1%	$—	—%	$—
2018(4)	1	1,150	1.5	25,875	1.8	22.50
2019	4	15,178	20.7	335,626	23.1	22.11
2020	1	8,540	11.6	210,084	14.4	24.60
2021	1	4,976	6.8	100,764	6.9	20.25
2022	1	8,276	11.3	159,313	10.9	19.25
2023	—	—	—	—	—	—
2024	1	25,278	34.4	530,838	36.5	21.00
2025	—	—	—	—	—	—
2026	1	4,836	6.6	93,080	6.4	19.25
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	10	73,423	100.0%	$1,455,580	100.0%	$21.33

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

2700 Blankenbaker

        2700 Blankenbaker is a two story Class-A office building with 107,598 net rentable square feet located on Blankenbaker Parkway in the East Louisville submarket of Louisville. We acquired the property in November 2015. The site includes a parking ratio of 6.25 spaces per 1,000 feet of rentable area. The site is located a short distance away from Interstate 64 (I-64). As of June 30, 2018, the property was approximately 100% occupied by two tenants, National Patient Account Services/Parallon, a subsidiary of HCA Healthcare, Inc., and Honeywell (NYSE:HON), a Fortune 100 technology company.

2700 Blankenbaker's Primary Tenants

        The following table summarizes certain information regarding the tenants, by annualized base rent, of 2700 Blankenbaker as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)(2)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)(3)	Renewal Option
Parallon	Healthcare	06/30/2020	53,098	49.3%	$760,363	51.3%	$14.32	No
Honeywell	Technology	05/31/2022	54,500	50.7	722,948	48.7	13.27	Yes

Top 5 Total/Weighted-average			107,598	100.0%	$1,483,311	100.0%	$13.79

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $1,109,727, reflecting rent recoveries of $10.31 per square foot.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

2700 Blankenbaker's Lease Expirations

        The following table sets forth the lease expirations for leases in place at 2700 Blankenbaker as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)(3)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)(4)
Building Amenities	—	$—	—%	$—	—%	$—
Available	—	—	—	—	—	—
2018(5)	—	—	—	—	—	—
2019	—	—	—	—	—	—
2020	1	53,098	49.3	760,363	51.3	14.32
2021	—	—	—	—	—	—
2022	1	54,500	50.7	722,948	48.7	13.27
2023	—	—	—	—	—	—
2024	—	—	—	—	—	—
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	—	—	—	—	—	—

Total/Weighted-average	2	$107,598	100.0%	$1,483,311	100.0%	$13.79

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
The leases at this property are triple-net leases and, as such, we had 2017 rent recoveries of $1,109,727, reflecting rent recoveries of $10.31 per square foot.

(4)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(5)
Leases expiring after June 30, 2018.

Executive Park

        Executive Park is a seven-building office property located off I-264 in the St. Matthews submarket of Louisville, totaling 110,149 net rentable square feet that we acquired in April 2018. The property is scheduled to undergo a number of aesthetic improvements, including the addition of outdoor amenities and an LED lighting retrofit. The property offers tenants a unique park-like setting in the middle of the city not offered at other office properties in the area. As of June 30, 2018, the property was 91% occupied, with major tenants including Commonwealth Pain & Spine, the Kentucky Workers Compensation Fund and Ceridian Stored Value Solutions.

Executive Park's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of Executive Park as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Commonwealth Pain Associates	Healthcare	8/31/2028	16,776	15.3%	$285,192	17.6%	$17.00	Yes
ClearPath Mutual Insurance	Insurance	9/30/2020	12,481	11.3	199,072	12.2	15.95	No
Gary L Reasor MD	Healthcare	9/30/2024	9,619	8.7	194,366	12.0	20.21	Yes
Ceridian Stored Value Solutions	Financial Services	3/31/2021	10,423	9.5	156,345	9.6	15.00	No
Partners in Physical Therapy	Healthcare	10/31/2018	6,309	5.7	94,635	5.8	15.00	Yes

Top 5 Total/Weighted-average			55,608	50.5%	$929,610	57.2%	$16.72

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Executive Park's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Executive Park as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	9,483	8.6%	$—	—%	$—
2018(4)	3	7,857	7.1	117,297	7.2	14.93
2019	6	9,763	8.9	142,474	8.8	14.59
2020	5	24,081	21.9	382,984	23.6	15.90
2021	5	23,122	21.0	366,915	22.6	15.87
2022	2	3,624	3.3	51,102	3.1	14.10
2023	—	—	—	—	—	—
2024	1	9,619	8.7	194,366	11.9	20.21
2025	1	5,824	5.3	85,904	5.3	14.75
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	1	16,776	15.2	285,192	17.5	17.00
Thereafter	—	—	—	—	—	—

Total/Weighted-average	24	110,149	100.0%	$1,626,234	100.0%	$16.15

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Chase Corporate Center

        Chase Corporate Center consists of two Class-A office buildings with 211,000 net rentable square feet located on Corporate Drive in the Hoover submarket of Birmingham. We acquired the property in January 2016. The property is located on U.S. Highway 31 (US 31), minutes from I-459 and I-65 minutes away from the Riverchase Galleria. As of June 30, 2018, the property was approximately 95% occupied, with major tenants including Cigna (NYSE:CI), which occupies 34% of the available space, Regus (LON:IWG), and United Pipe and Foundry, a subsidiary of Forterra (NASDAQ:FRTA). In addition to being the first building in the state of Alabama to receive Silver LEED-EB, the property has recently underdone chiller replacements in both buildings, upgraded security systems with access card installations, parking lot resurfacing, corridor and common area remodeling, and a lighting upgrade to modern LED lighting. We are currently in the midst of revamping and modernizing the café.

Chase Corporate Center's Primary Tenants

        The following table summarizes certain information regarding the top five tenants, by annualized base rent, of Chase Corporate Center as of June 30, 2018.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent(1)	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot(2)	Renewal Option
Cigna Healthspring, Inc.	Healthcare	9/30/2021	71,923	34.0%	$1,626,517	37.1%	22.61	Yes
IWG plc	Professional Services	12/31/2019	23,271	11.0	494,509	11.3	21.25	Yes
United Pipe & Foundry	Manufacturing	5/31/2024	17,324	8.2	362,912	8.3	20.95	Yes
Fidelity Investments	Financial Services	10/19/2019	7,479	3.6	160,981	3.7	21.52	Yes
Crown Castle USA	Technology	5/31/2022	6,521	3.1	147,471	3.4	22.61	Yes

Top 5 Total/Weighted-average			126,518	59.9%	$2,792,390	63.8%	$22.07

(1)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(2)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

Chase Corporate Center's Lease Expirations

        The following table sets forth the lease expirations for leases in place at Chase Corporate Center as of June 30, 2018 for each of the ten full calendar years beginning January 1, 2018, plus available space as of June 30, 2018. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring(1)	Square Footage of Leases Expiring	% of Portfolio Net Rentable Square Feet	Annualized Base Rent(2)	% of Portfolio Annualized Base Rent	Annualized Base Rent per Leased Square Foot(3)
Available	—	10,419	4.9%	$—	—%	$—
2018(4)	3	8,028	3.8	182,148	4.2	22.69
2019	7	46,997	22.3	940,320	21.5	20.01
2020	3	6,762	3.2	154,828	3.5	22.90
2021	10	99,781	47.2	2,215,092	50.6	22.20
2022	7	18,647	8.8	442,436	10.1	23.73
2023	1	2,047	1.0	45,034	1.0	22.00
2024	2	18,660	8.8	390,300	8.9	20.92
2025	—	—	—	—	—	—
2026	—	—	—	—	—	—
2027	—	—	—	—	—	—
2028	—	—	—	—	—	—
Thereafter	1	—	—	7,500	0.2	—

Total/Weighted-average	34	211,341	100.0%	$4,377,658	100.0%	$21.79

(1)
The table includes tenants who have a fully executed lease as of June 30, 2018.

(2)
Annualized base rent is calculated by multiplying (i) rental payments (defined as cash rents without regard to rental abatements) for the month ended June 30, 2018, by (ii) 12.

(3)
Annualized base rent per leased square foot is calculated by dividing (i) annualized base rent (without regard to rental abatements) by (ii) net rentable square feet.

(4)
Leases expiring after June 30, 2018.

Chase Corporate Center's Tax Basis and Depreciation

	Tax Basis	Net Value	Life in Years	Method (all under Modified Accelerated Cost Recovery System (MACRS))
Building	$21,247,249	$20,180,347	39	Straight line
Building Improvements	285,394	282,425	39	MACRS 100%
15-year Tenant Improvements	117,250	23,578	15	MACRS 100%
39-year Tenant Improvements	323,973	312,832	39	Straight line
Land Improvements	2,295,953	1,963,039	15	MACRS 150%
Furniture & Fixtures	2,283,040	1,098,859	5	MACRS 200%
Land	9,837,016	9,837,016	Land	None

Tax Basis	36,389,875	33,695,096

Acquisition Strategy and Pipeline

        We seek to expand our portfolio through acquisitions of well-located multi-tenant office properties located in attractive urban nodes within target markets. We continually analyze acquisition opportunities and have identified approximately $520 million of available multi-tenant office properties aggregating approximately 3.5 million square feet. We are currently in discussions regarding a number of properties that meet our investment criteria. In particular, we are currently negotiating non-binding letters of intent with respect to four properties within three of our initial target markets. Collectively, these four properties represent approximately 927,163 net rentable square feet and are available for an estimated aggregate purchase price of approximately $120 million. We have not completed our due diligence process and have not entered into binding agreements with the sellers of any of these properties. As a result, we do not deem any of these potential acquisition prospects probable as of the date of this prospectus. The four properties are as follows:

  •
  Richmond—An approximately 65,810 square foot multi-tenant office property located in Richmond, for an estimated purchase price of approximately $11 million;

  •
  Indianapolis—A property with one approximately 100,353 square foot multi-tenant office building and two outparcels totaling 16,923 square feet located in the Keystone submarket, for an estimated purchase price of approximately $23 million;

  •
  Indianapolis—An approximately 105,000 square foot multi-tenant office property located in the Carmel submarket, for an estimated purchase price of approximately $14 million; and

  •
  Cincinnati—An approximately 656,000 square foot multi-tenant office property in downtown Cincinnati, for an estimated purchase price of approximately $72 million.

        We can provide no assurances that we ultimately will acquire the properties listed above at the prices we currently expect, on our anticipated timeline or at all.

Property Management

        We use various qualified third parties to manage the properties in our initial portfolio. As we achieve scale in target markets, we intend to terminate third-party property manager arrangements by internalizing the property management function. We believe this strategy will help reduce property-level operating expenses while also introducing supplemental revenue streams from management fee reimbursements from tenants.

Emerging Growth Company Status

        We are an "emerging growth company," as defined in the JOBS Act, and we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We have not yet made a decision as to whether we will take advantage of any or all of these exemptions in the future. If we do take advantage of any of these exemptions, we do not know if some investors will find shares of our common stock less attractive as a result. The result may be a less active trading market for shares of our common stock and the price of our common stock may be more volatile.

        In addition, the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we have chosen to "opt out" of this extended transition period, and, as a result, we will comply with new or revised accounting standards on the relevant dates on or before which adoption of such standards is required for all public companies that are not emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

        We will remain an emerging growth company until the earliest to occur of (i) the last day of the fiscal year during which our total annual revenue equals or exceeds $1.07 billion (subject to adjustment for inflation), (ii) the last day of the fiscal year following the fifth anniversary of this offering, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt or (iv) the date on which we are deemed to be a "large accelerated filer" under the Exchange Act.

Employees

        We currently employ 10 full-time employees. We believe that our relations with our employees are good.

Insurance

        We carry comprehensive general liability coverage on all of our properties, with limits of liability customary within the industry to insure against liability claims and related defense costs. Similarly, we are insured against the risk of direct physical damage in amounts necessary to reimburse us on a replacement-cost basis for costs incurred to repair or rebuild each property, including loss of rental income during the reconstruction period. The majority of our property policies include coverage for the perils of flood and earthquake shock with limits and deductibles customary in the industry and specific to the property. We also obtain title insurance policies when acquiring new properties, which insure fee title to our real properties. We currently have coverage for losses incurred in connection with both domestic and foreign terrorist-related activities. While we do carry commercial general liability insurance, property insurance and terrorism insurance with respect to our properties, these policies include limits and terms we consider commercially reasonable. There are certain losses that are not insured, in full or in part, because they are either uninsurable or the cost of insurance makes it, in our belief, economically impractical to maintain such coverage. Should an uninsured loss arise against us, we would be required to use our own funds to resolve the issue, including litigation costs. We believe the policy specifications and insured limits are adequate given the relative risk of loss, the cost of the coverage and industry practice and, in the opinion of our management, the properties in our portfolio are adequately insured.

Competition

        The leasing of office space is highly competitive in the markets and urban nodes in which we operate. We compete with numerous developers, owners and operators of office and flex properties, many of which own or may seek to acquire or develop properties similar to ours in the same urban nodes in which our properties are located. The principal means of competition are rent charged, tenant improvement allowances granted, free rent periods, location, services provided, and the nature and condition of the facility to be leased. In addition, we face competition from other real estate companies including other REITs, private real estate funds, domestic and foreign financial institutions, life insurance companies, pension trusts, partnerships, individual investors and others that may have greater financial resources or access to capital than we do or that are willing to acquire properties in transactions which are more highly leveraged or are less attractive from a financial viewpoint than we are willing to pursue. If our competitors offer space at rental rates below current market rates or below the rental rates we currently charge our tenants, in better locations within urban nodes in target markets or in higher quality facilities, we may lose existing or potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants' leases expire.

Environmental and Related Matters

        Under various federal, state or local laws, ordinances and regulations, as a current or former owner or operator of real property, we may be liable for costs and damages resulting from the presence or release of hazardous substances, waste, or petroleum products at, on, in, under or from such property, including costs for investigation or remediation, natural resource damages, or third-party liability for personal injury or property damage. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the presence or release of such materials, and the liability may be joint and several. Some of our properties may be impacted by contamination arising from current or prior uses of the property or adjacent properties for commercial, industrial or other purposes. Such contamination may arise from spills of petroleum or hazardous substances or releases from tanks used to store such materials. We also may be liable for the costs of remediating contamination at off-site disposal or treatment facilities when we arrange for disposal or treatment of hazardous substances at such facilities, without regard to whether we comply with environmental laws in doing so. The presence of contamination or the failure to remediate contamination on our properties may adversely affect our ability to attract or retain tenants and our ability to develop or sell or borrow against those properties. In addition to potential liability for cleanup costs, private plaintiffs may bring claims for personal injury, property damage or for similar reasons. Moreover, if contamination is discovered on our properties, environmental laws may impose restrictions on the manner in which that property may be used or how businesses may be operated on that property.

        Some of our properties are, and may be adjacent to or near other properties, used for industrial or commercial purposes. These properties may have contained or currently contain underground storage tanks used to store petroleum products or other hazardous or toxic substances. Releases from these properties could impact our properties. While certain properties contain or contained uses that could have or have impacted our properties, we are not aware of any liabilities related to environmental contamination that we believe will have a material adverse effect on our operations.

        In addition, our properties are subject to various federal, state and local environmental and health and safety laws and regulations. Noncompliance with these environmental and health and safety laws and regulations could subject us or our tenants to liability. These liabilities could affect a tenant's ability to make rental payments to us. Moreover, changes in laws could increase the potential costs of compliance with such laws and regulations or increase liability for noncompliance. This may result in significant unanticipated expenditures or may otherwise materially and adversely affect our operations, or those of our tenants, which could in turn have a material adverse effect on us. We sometimes require our private tenants to comply with environmental and health and safety laws and regulations and to indemnify us for any related liabilities in our leases with them. But in the event of the bankruptcy or inability of any of our tenants to satisfy such obligations, we may be required to satisfy such obligations. We are not presently aware of any instances of material noncompliance with environmental or health and safety laws or regulations at our properties, and we believe that we and/or our tenants have all material permits and approvals necessary under current laws and regulations to operate our properties.

        In addition, our properties may contain or develop harmful mold or suffer from other indoor air quality issues, which could lead to liability for adverse health effects or property damage or costs for remediation. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from our tenants, employees of our tenants or others if property damage or personal injury occurs. We are not presently aware of any material adverse indoor air quality issues at our properties.

        With respect to properties we may develop, we may be subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction and similar matters, including local regulations that impose restrictive zoning requirements. We also may be subject to periodic delays or may be precluded entirely from developing properties due to building moratoriums that could be implemented in the future in certain states in which we intend to operate.

Americans with Disabilities Act

        Our properties must comply with Title III of the ADA to the extent that such properties are "public accommodations" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. We believe the existing properties are in substantial compliance with the ADA and that we will not be required to make substantial capital expenditures to address the requirements of the ADA. However, noncompliance with the ADA could result in imposition of fines or an award of damages to private litigants. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Legal Proceedings

        We are currently not a party to any material legal proceedings. From time to time, we may in the future be a party to various claims and routine litigation arising in the ordinary course of business.

Corporate Information

        Priam Properties Inc., a Maryland corporation, was incorporated on July 5, 2018. Our principal executive offices are located at 102 Woodmont Boulevard, Suite 100, Nashville, Tennessee 37205. Our telephone number is (615) 296-0483. We will also maintain an internet website at www.priamproperties.com. Information on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus or the registration statement of which it forms a part.

MANAGEMENT

Our Directors, Director Nominees and Executive Officers

        Upon completion of this offering, our board of directors will consist of five members, including a majority of directors who are independent within the meaning of the listing standards of the NYSE. Each of our directors will be elected by our stockholders at our annual meeting of stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Our Board of Directors." The first annual meeting of our stockholders after this offering will be held in 2019. Subject to rights pursuant to any employment agreements, officers serve at the pleasure of our board of directors.

        The following table sets forth certain information concerning our directors, executive officers and certain other officers upon completion of this offering:

Name	Age	Position
Abhishek Mathur*	37	Chief Executive Officer, Director
Brian C. Adams*	36	President, Chief Operating Officer, Secretary, Director
W. Michael Madden*	48	Chief Financial Officer, Treasurer
Michael E. Harris#†	67	Chairman of the Board, Independent Director Nominee
Michael A. Koban Jr.#†	66	Independent Director Nominee

*
Denotes our named executive officers.

†
Independent within the meaning of the NYSE listing standards.

#
It is expected that this individual will become a director upon completion of this offering.

        The following are biographical summaries of the experience of our directors, executive officers and certain other officers.

Name	Biographical Summary
Abhishek Mathur	Mr. Mathur, 37, will serve as our Chief Executive Officer and is a member of our board of directors. Mr. Mathur has 14 years of experience in real estate private equity across a spectrum of asset classes. Mr. Mathur co-founded Priam Capital in 2010, and provides leadership and direction to the firm with respect to acquisitions, asset management, and capital markets. Previously, Mr. Mathur was Managing Director and Chief Financial Officer at Brock Capital, a boutique investment bank. While at Brock Capital, from October 2012 to January 2015, Mr. Mathur advised institutional investors and pension plans in connection with their real estate portfolios and other alternative investments. Prior to Brock Capital, Mr. Mathur was an attorney, working at Andrews Kurth LLP (January 2010 through October 2012) and Kirkland & Ellis LLP (September 2007 through December 2009). While an attorney, Mr. Mathur worked with a number of institutional investors, specifically with respect to real asset investing as well as other alternative assets. During Mr. Mathur's career, he has been responsible for acquisition, financing, operations, leasing, or disposition of an aggregate of approximately $3 billion of real estate, including office, flex, industrial, and hospitality assets.

Name	Biographical Summary
We believe that Mr. Mathur's extensive experience with structuring real estate transactions as well as advising on real estate investments, including during his career with Priam Capital, along with his knowledge of Priam Capital and its affiliates and his operational role within the Real Estate group, qualifies him to serve on, and makes him a valuable member of, our board of directors.
Brian C. Adams
Mr. Adams, 36, will serve as our President, Chief Operating Officer and Secretary and is a member of our board of directors. Mr. Adams has ten years of experience in real estate private equity. Mr. Adams co-founded Priam Capital in 2010 and provides leadership and direction for the firm in connection with capital markets, investment management and investor relations. Mr. Adams has served on the Board of Sirrom Partners, LP, a single family office investing across private and public asset classes since May of 2008. Since May of 2017 he has served on the Investment Committee for Solidus LP, an early-stage venture capital firm focused on investment opportunities in Healthcare and Technology. From January of 2016 to January of 2018, Mr. Adams served as a member of the Board of Next Gen Advisory Faculty for the Institute of Private Investors/Campden, a program designed to support next generation family members in preparing the following generation for the responsibility of being a steward of family wealth. Mr. Adams has served on the Advisory Committee for the Southeastern Family Office Forum since December 2016. He is a former practicing attorney, earning his J.D. from Suffolk University and his B.A. from Wesleyan University with Honors.

We believe Mr. Adams will be a valuable member of our board of directors because of his extensive experience in real estate private equity, his knowledge and experience in internal and external risk oversight, and his board experience.
W. Michael Madden
Mr. Madden, 48, will serve as our Chief Financial Officer and Treasurer. Mr. Madden was previously employed by Kirklands, Inc., a specialty retailer of home décor operating 425 stores in the United States and an e-commerce website (NASDAQ: KIRK). While at Kirklands, Inc., Mr. Madden served as President and Chief Executive Officer from February 2015 to April 2018, as Senior Vice President and Chief Financial Officer from January 2008 to February 2015, as Vice President and Chief Financial Officer from May 2006 to January 2008, as Vice President of Finance from May 2005 to April 2006 and as Director of Finance from July 2000 to May 2005. Prior to that, Mr. Madden served as Assistant Controller with Trammell Crow Company and was with PricewaterhouseCoopers LLP. At PricewaterhouseCoopers LLP, he served in positions of increasing responsibility over six years culminating as Manager-Assurance and Business Advisory Services where he worked with various clients, public and private, in the retail and consumer products industries.

Name	Biographical Summary
Michael E. Harris	Mr. Harris, 67, will serve as Chairman of the board of directors and will be an independent director. Mr. Harris has 38 years of experience in real estate. Mr. Harris is currently a Principal of Butler Snow Advisory, since September 2015. Previously, Mr. Harris served as the Chief Operating Officer and Executive Vice President of Highwoods Properties Inc. (NYSE: HIW), from July 1, 2004 to August 31, 2015. Prior to its merger with Highwoods Properties Inc., Mr. Harris served as Executive Vice President of Crocker Realty Trust (NYSE: CRO), and prior to that he was Senior Vice President, General Counsel and Chief Financial Officer of Towermarc Corporation, a private real estate development firm. Mr. Harris is a full member of the Urban Land Institute and is past president of the Memphis Chapter of Lambda Alpha International Land Economics Society. Mr. Harris is a past member of the Advisory Boards of the Graduate School of Real Estate at the University of Mississippi, Wachovia Bank—Memphis, and Allen & Hoshall Engineering, Inc.
Mr. Harris was selected to serve on our board of directors based on his 38 years of experience in all facets of real estate investment, development and operations.
Michael A. Koban, Jr.
Mr. Koban, 66, will serve as an independent director. Mr. Koban was previously Co-Founder and Chairman of the Board of Directors of Iroquois Capital Group, Inc., a boutique investment bank (from 2008 to August 2015). Prior to forming Iroquois Capital, Mr. Koban co-founded NetCare Health Systems, and served as its Chief Executive Officer and President, until its sale upon reaching annual revenues of a few hundred million. Prior to NetCare Health Systems, Mr. Koban was Senior Vice President of Finance of Healthtrust Inc. and Treasurer of Hospital Corporation of America (NYSE: HCA).
We believe that Mr. Koban's experience as an investment professional, including evaluating investment opportunities, qualifies him to serve on our board of directors.

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our board of directors is not classified, with each of our directors subject to re-election annually;

  •
  of the five persons who will serve on our board of directors immediately after the completion of this offering, we expect our board of directors to determine that three of our directors satisfy the listing standards for independence of the NYSE and Rule 10A-3 under the Exchange Act;

  •
  we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC;

  •
  we intend to comply with the requirements of the NYSE listing standards, including having committees comprised solely of independent directors;

  •
  we have opted out of the business combination and control share acquisition statutes in the MGCL;

  •
  we do not have a stockholder rights plan; and

  •
  we have opted out of most of the provisions of Subtitle 8 of Title 3 of MGCL, commonly referred to as the Maryland Unsolicited Takeover Act, or MUTA, by means of our charter, which prohibits us from electing to be subject to such provisions unless a proposal to repeal such prohibition with respect to any section of Title 3, Subtitle 8 of the MGCL is approved by the affirmative vote of at least a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of our directors. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Subtitle 8, Also Known as the Maryland Unsolicited Takeover Act."

        Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors.

Role of the Board in Risk Oversight

        One of the key functions of our board of directors is informed oversight of our risk management process. Our board of directors administers this oversight function directly, with support from its three standing committees, the audit committee, the nominating and corporate governance committee and the compensation committee, each of which addresses risks specific to their respective areas of oversight. In particular, our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our internal audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

        Upon completion of this offering, our board of directors will establish three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. The principal functions of each committee are described below. We intend to comply with the listing requirements and other rules and regulations of the NYSE, as amended or modified from time to time, and each of these committees will be comprised exclusively of independent directors. Additionally, our board of directors may from time to time establish certain other committees to facilitate the management of our company.

Audit Committee

        Upon completion of this offering, our audit committee will be comprised of Mr. Harris, Mr. Koban and                . We expect that                , the chairman of our audit committee, will qualify as an "audit committee financial expert" as that term is defined by the applicable SEC regulations and NYSE corporate governance listing standards. We expect that our board of directors will determine that each of the audit committee members is "financially literate" as that term is defined by the NYSE corporate governance listing standards. Prior to the completion of this offering, we expect to adopt an audit committee charter, which will detail the principal functions of the audit committee, including oversight related to:

  •
  our accounting and financial reporting processes;

  •
  the integrity of our consolidated financial statements and financial reporting process;

  •
  our systems of disclosure controls and procedures and internal control over financial reporting;

  •
  our compliance with financial, legal and regulatory requirements;

  •
  the evaluation of the qualifications, independence and performance of our independent registered public accounting firm;

  •
  the performance of our internal audit function; and

  •
  our overall risk profile.

        The audit committee will also be responsible for engaging an independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, including all audit and non-audit services, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee

        Upon completion of this offering, our compensation committee will be comprised of Mr. Harris, Mr. Koban and                , with                 serving as chairman. Prior to the completion of this offering, we expect to adopt a compensation committee charter, which will detail the principal functions of the compensation committee, including:

  •
  reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer's compensation, evaluating our Chief Executive Officer's performance in light of such goals and objectives and determining and approving the remuneration of our Chief Executive Officer based on such evaluation;

  •
  reviewing and approving the compensation of all of our other officers;

  •
  reviewing our executive compensation policies and plans;

  •
  implementing and administering our incentive compensation equity-based remuneration plans;

  •
  assisting management in complying with our proxy statement and annual report disclosure requirements;

  •
  producing a report on executive compensation to be included in our annual proxy statement; and

  •
  reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Nominating and Corporate Governance Committee

        Upon completion of this offering, our nominating and corporate governance committee will be comprised of Mr. Harris, Mr. Koban and                 , with                serving as chair. Prior to the completion of this offering, we expect to adopt a nominating and corporate governance committee charter, which will detail the principal functions of the nominating and corporate governance committee, including:

  •
  identifying and recommending to the full board of directors qualified candidates for election as directors and recommending nominees for election as directors at the annual meeting of stockholders;

  •
  developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

  •
  reviewing and making recommendations on matters involving the general operation of the board of directors, including board size and composition, and committee composition and structure;

  •
  recommending to the board of directors nominees for each committee of the board of directors;

  •
  annually facilitating the assessment of the board of directors' performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards; and

  •
  overseeing the board of directors' evaluation of management.

        In identifying and recommending nominees for directors, the nominating and corporate governance committee may consider diversity of relevant experience, expertise and background.

Code of Business Conduct and Ethics

        Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our officers, directors and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

  •
  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

  •
  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

  •
  compliance with applicable laws, rules and regulations;

  •
  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

  •
  accountability for adherence to the code of business conduct and ethics.

        Any waiver of the code of business conduct and ethics for our executive officers or directors must be approved by a majority of our independent directors, and any such waiver shall be promptly disclosed as required by law or NYSE regulations.

Indemnification of Directors and Officers and Limitation of Liability

        For information concerning indemnification applicable to our directors and officers, see "Certain Provisions of Maryland Law and of Our Charter and Bylaws."

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

        Prior to the completion of the formation transactions, because we did not conduct business in the corporate format we will utilize following the completion of the formation transactions, we did not pay any compensation to any of our named executive officers, and, accordingly, no compensation policies or objectives governed our named executive officer compensation. The following table sets forth the compensation expected to be paid in fiscal year 2018 to our named executive officers in order to provide some understanding of our expected compensation levels. While the table below accurately reflects our current expectations with respect to 2018 named executive officer compensation, actual 2018 compensation for these officers may be increased or decreased by our board of directors or our compensation committee, including through the use of compensation components not currently contemplated or described herein. As discussed below under "—Severance Benefits," we will provide severance benefits to each of our named executive officers effective upon the completion of this offering.

Summary Compensation Table

Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(2)	All Other Compensation(3)	Total
Abhishek Mathur, Chief Executive Officer	2018	$	$	$	$	$
Brian C. Adams, President, Chief Operating Officer and Secretary	2018	$	$	$	$	$
W. Michael Madden, Chief Financial Officer and Treasurer	2018	$	$	$	$	$

(1)
Salary amounts are annualized for the year ending December 31, 2018 based on the expected base salary levels to be effective upon completion of this offering.

(2)
Amounts shown reflect target bonuses for each officer. Any bonus awards to our named executive officers will be determined after the end of the 2018 fiscal year in the sole discretion of our compensation committee contingent upon such factors as the compensation committee may deem appropriate in its sole discretion.

(3)
Includes annualized costs related to premiums payable on behalf of the officers under our executive healthcare plan.

Employment Agreements

        We have entered into employment agreements with Messrs. Mathur, Adams and Madden that will become effective upon the completion of this offering. The principal terms of the employment agreements are summarized below.

Position

        The employment agreement with Mr. Mathur provides that he will be employed as our Chief Executive Officer. The employment agreement with Mr. Adams provides that he will be employed as our President, Chief Operating Officer and Secretary. The employment agreement with Mr. Madden provides that he will be employed as our Chief Financial Officer and Treasurer. Each employment agreement provides that Messrs. Mathur, Adams and Madden will devote substantially all of their business time, attention and effort to our company's affairs.

Term

        The employment agreement with each of Messrs. Mathur, Adams and Madden has an initial term of three years, beginning upon the completion of this offering. At the end of the initial term (and any subsequent renewal period), the term of each employment agreement is automatically extended for a twelve month period unless we or the executive has given written notice, at least ninety days before the expiration of the term, of an intention not to extend the term. However, if a change in control (as defined in the 2018 Equity Incentive Plan) occurs during the term of the employment agreement, then the term will not expire before the first anniversary of the change in control. The employment agreement with each of Messrs. Mathur, Adams and Madden provides that it may be terminated prior to the expiration of the term as set forth in the employment agreement.

Compensation

        The employment agreement with each of Messrs. Mathur, Adams and Madden provides that his initial annual base salary will be $            , $            and $            , respectively. The board of directors or the compensation committee may increase an executive's annual base salary during the term of the executive's employment agreement.

        Each of the employment agreements also provides that the executive will have the opportunity to earn an annual bonus for performance during each year of the term. The board of directors or the compensation committee will determine the annual bonus that may be earned in each calendar year and will prescribe any individual or company performance goals and other requirements that must be satisfied in order for the annual bonus to be earned.

        The employment agreement with each of Messrs. Mathur, Adams and Madden further provides that each executive will be eligible to participate in the 2018 Equity Incentive Plan and our benefit plans and is entitled to four weeks' vacation in each calendar year.

Termination

        The employment agreement with each of Messrs. Mathur, Adams and Madden provides that the executive's employment may be terminated prior to the expiration of the term. The executive's employment may be terminated by us with or without cause or on account of the executive's disability. The executive may terminate his employment with or without good reason. The employment agreements terminate automatically upon the executive's death.

        Each of the employment agreements defines the term "cause" to be (i) the executive's failure to perform a material duty as directed by the board of directors (other than a failure to perform by reason of the executive's illness or injury), (ii) the executive's material breach of an obligation in the employment agreement or a breach of a material written policy of our company (other than a breach by reason of the executive's illness or injury), (iii) the executive's breach of a fiduciary duty to us, (iv) conduct by the executive that is demonstrably and materially injurious to us or (v) the executive's conviction of, or plea of guilty or nolo contendre to a felony, a crime involving moral turpitude or fraud or dishonesty involving our assets. A termination of the executive may be with cause only if the board of directors gives the executive written notice of the reasons for termination and the executive fails to remedy or cure those reasons, to the reasonable satisfaction of the board of directors, within thirty days after receipt of the notice.

        The employment agreement with each of Messrs. Mathur, Adams and Madden provides that the executive may resign with good reason. Each employment agreement defines the term "good reason" to be (i) a material breach of the employment by us or a direction from the board of directors that the executive act or refrain from acting which in either case would be unlawful or contrary to our material written policies, (ii) a material diminution in the executive's duties, functions and responsibilities (and our ceasing to be a reporting company under the Securities Exchange Act of 1934, as amended, constitutes a material diminution in his duties, functions and responsibilities) or we prevent the executive from fulfilling or exercising his material duties, functions and responsibilities, (iii) a material reduction in the executive's annual base salary or annual bonus opportunity or (iv) a requirement that the executive relocate his employment more than fifty miles from our principal office in Nashville, Tennessee. A resignation by the executive will be with good reason only if the executive gives the board of directors written notice (delivered within thirty days after the executive knows of the event or action that he asserts constitutes good reason), the board of directors fails to remedy or cure the event or action, to the reasonable satisfaction of the executive, within thirty days after receipt of the executive's notice and the executive resigns effective within thirty days after the end of the cure period.

Payments Upon Termination

        Each employment agreement provides that Messrs. Mathur, Adams and Madden are entitled to receive the "standard termination benefits" upon the termination of employment for any reason. The "standard termination benefits" are (i) payment of any compensation (including base salary, annual bonus and accrued but unused vacation) that was earned but remains unpaid on the date of termination, (ii) any benefits due the executive under our benefit plans and (iii) any rights that the executive has to outstanding equity awards pursuant to the terms of the applicable plan and award agreement.

        Each employment agreement provides that Messrs. Mathur, Adams and Madden are entitled to additional benefits upon a termination of employment by us without cause or upon the executive's resignation with good reason; provided that the executive has given us a release and waiver of claims in the form prescribed by us. The additional payments are (i) a lump sum cash payment equal to three times the sum of (x) the executive's annual base salary and (y) the executive's target annual bonus for the year in which employment ends; provided, that if the board of directors or the compensation committee have not established a "target" annual bonus prior to the executive's termination, the target annual bonus will be equal to the executive's annual base salary and (ii) reimbursement of the premiums for COBRA coverage of the executive and his eligible dependents for 12 months after termination or, if sooner, when the right to COBRA coverage ends.

Change in Control; Section 280G

        The employment agreements do not provide for additional payments or benefits in the event of a change in control of our company, e.g., the employment agreements do not provide for additional or enhanced severance benefits if an executive's employment is terminated in connection with a change in control. Nonetheless, the compensation and benefits provided under the employment agreements, especially the payments due upon a termination without cause or a resignation with good reason in connection with a change in control could constitute "parachute payments" under Section 280G of the Code, i.e., compensation or benefits payable on account of a change in control.

        Section 280G of the Code has special rules that apply to "parachute payments." If certain individuals receive parachute payments in excess of a safe harbor amount, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

        Each employment agreement and the 2018 Equity Incentive Plan has a provision that addresses the treatment of "parachute payments." If Mr. Mathur, Mr. Adams or Mr. Madden is entitled to receive "parachute payments" that exceed the safe harbor amount prescribed by the Code, then the executive's parachute payments (under the employment agreements and other plans and agreements) will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or the loss of deduction. The parachute payments will not be reduced, however, if the executive will receive greater after-tax benefits (taking into account the 20% excise tax payable by the executive) by receiving the total benefits.

Executive's Covenants

        The employment agreement with each of Messrs. Mathur, Adams and Madden prohibits the executive from engaging in competitive employment or business endeavors during the "restriction period" and also prohibit the executive, during the restriction period, from soliciting the employment of company employees or any tenant, leasing representative, property manager, vendor, customer or client of ours. The "restriction period" includes the period of the executive's employment and continues following a termination of executive's employment, other than a termination by us without cause or a resignation by the executive with good reason, until the earlier of the first anniversary of termination or the date on which a change in control (as defined in the 2018 Equity Incentive Plan) occurs.

        The employment agreement with each of Messrs. Mathur, Adams and Madden also requires them to maintain the confidentiality of information about us during the term of employment and following a termination of employment.

2018 Equity Incentive Plan

        Prior to the completion of this offering, our board of directors expects to adopt, and our two stockholders are expected to approve, the 2018 Equity Incentive Plan. We expect to use the 2018 Equity Incentive Plan to attract and retain independent directors, executive officers and other key employees and service providers, including officers and employees of our affiliates, including our operating partnership. The 2018 Equity Incentive Plan provides for the grant of options to purchase shares of common stock, stock awards, stock appreciation rights, performance units, incentive awards and other equity-based awards.

Administration of the 2018 Equity Incentive Plan

        The 2018 Equity Incentive Plan will be administered by the compensation committee of our board of directors, except that the 2018 Equity Incentive Plan will be administered by our board of directors with respect to awards made to directors who are not employees. The compensation committee may delegate to an officer of our company all or part of the committee's authority with respect to awards made under the 2018 Equity Incentive Plan to individuals who are not subject to Section 16 of the Exchange Act. This summary uses the term "administrator" to refer to the compensation committee, any delegate of the committee or our board of directors, as applicable. The administrator will approve all terms of awards under the 2018 Equity Incentive Plan. The administrator also will determine who will receive grants under the 2018 Equity Incentive Plan and the terms of each grant; provided that a director who is not an employee may not receive awards for that number of shares of common stock that has a fair market value on the date of grant in excess of $200,000.

Eligibility

        All of our employees and the employees, if any, of our subsidiaries and affiliates, including our operating partnership, are eligible to receive grants under the 2018 Equity Incentive Plan. In addition, our independent directors and individuals who perform services for us and our subsidiaries and affiliates, including individuals who perform services for our operating partnership, may receive grants under the 2018 Equity Incentive Plan.

Share Authorization

        The number of shares of common stock that may be issued under the 2018 Equity Incentive Plan is            shares (approximately         % of our outstanding equity on a fully diluted basis). In connection with stock splits, stock dividends, recapitalizations and certain other events, our board of directors will make adjustments that it deems appropriate in the aggregate number of shares of common stock that may be issued under the 2018 Equity Incentive Plan, the non-employee director grant limit and the terms of outstanding awards. If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or are settled in cash, the shares of common stock subject to such awards will again be available for future grants under the 2018 Equity Incentive Plan. Shares of common stock tendered or withheld to satisfy the exercise price or for tax withholding are not available for future grants under the 2018 Equity Incentive Plan. No awards under the 2018 Equity Incentive Plan will be outstanding prior to completion of this offering. The initial grants described below will become effective upon completion of this offering.

Options

        The 2018 Equity Incentive Plan authorizes the grant of incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the administrator, provided that the price cannot be less than 100% of the fair market value of the shares of common stock on the date on which the option is granted (or 110% of the shares' fair market value on the grant date in the case of an incentive stock option granted to an individual who is a "ten percent stockholder" under Sections 422 and 424 of the Code). Except in the case of stock dividends, stock splits and other changes in capitalization, the option price may not be reduced (by amendment, cancellation and new grant or otherwise) without the approval of our stockholders. The exercise price for any option is generally payable (i) in cash, (ii) by certified check, (iii) by the surrender of shares of common stock (or attestation of ownership of shares of common stock) with an aggregate fair market value on the date on which the option is exercised, equal to the exercise price, or (iv) by payment through a broker in accordance with procedures established by the Federal Reserve Board. The term of an option cannot exceed ten years from the date of grant (or five years in the case of an incentive stock option granted to a "ten percent stockholder").

Stock Awards

        The 2018 Equity Incentive Plan also provides for the grant of stock awards. A stock award is an award of shares of common stock that may be subject to restrictions on transferability and other restrictions as the administrator determines in its sole discretion on the date of grant. The restrictions, if any, may lapse over a specified period of time or through the satisfaction of conditions, in installments or otherwise, as the administrator may determine. Unless otherwise specified in the applicable award agreement, a participant who receives a stock award will have all of the rights of a stockholder as to those shares, including, without limitation, the right to vote the shares and the right to receive dividends or distributions on the shares; provided, however, that dividends payable on common stock subject to a stock award that does not vest solely on account of continued employment or service will be distributed only when, and to the extent that, the stock award vests. During the period, if any, when stock awards are non-transferable or forfeitable, (i) a participant is prohibited from selling, transferring, pledging, exchanging, hypothecating or otherwise disposing of his or her stock award shares, (ii) we will retain custody of any certificates evidencing such shares and (iii) a participant must deliver a stock power to us for each stock award.

        Concurrently with the closing of this offering, we will grant restricted stock awards to our independent directors for a number of shares of common stock determined by dividing $150,000 by the initial public offering price (or                shares based on the midpoint of the price range set forth on the front cover of this prospectus). These restricted stock awards are expected to vest ratably as to one-third of the shares on each of the first three anniversaries of the date of grant subject to continued employment or service until the applicable vesting date.

Stock Appreciation Rights

        The 2018 Equity Incentive Plan authorizes the grant of stock appreciation rights. A stock appreciation right provides the recipient with the right to receive, upon exercise of the stock appreciation right, cash, shares of common stock or a combination of the two. The amount that the recipient will receive upon exercise of the stock appreciation right generally will equal the excess of the fair market value of the shares of common stock on the date of exercise over the shares' fair market value on the date of grant (the "initial value"). Except in the case of stock dividends, stock splits and other changes in capitalization, the initial value may not be reduced (by amendment, cancellation and new grant or otherwise) without the approval of our stockholders. Stock appreciation rights will become exercisable in accordance with terms determined by the administrator. Stock appreciation rights may be granted in tandem with an option grant or as independent grants. The term of a stock appreciation right cannot exceed ten years from the date of grant or five years in the case of a stock appreciation right granted in tandem with an incentive stock option awarded to a "ten percent stockholder."

Performance Units

        The 2018 Equity Incentive Plan also authorizes the grant of performance units. Performance units represent the participant's right to receive an amount, based on the value of a specified number of shares of common stock, if performance goals or other conditions established by the administrator are met. The administrator will determine the applicable performance period, any performance goals and other conditions that apply to the performance unit. Performance goals may relate to our financial performance or the financial performance of our operating partnership, the participant's performance or such other criteria determined by the administrator. If applicable performance goals and other conditions are met, performance units will be paid in cash, shares of common stock or a combination thereof.

Incentive Awards

        The 2018 Equity Incentive Plan also authorizes the grant of incentive awards. An incentive award entitles the participant to receive a payment if certain requirements are met. The administrator will establish the requirements that must be met before an incentive award is earned, and the requirements may be stated with reference to one or more performance measures or criteria prescribed by the administrator. A performance goal or objective may be expressed on an absolute basis or relative to the performance of one or more similarly situated companies or a published index and may be adjusted for unusual or non-recurring events, changes in applicable tax laws or accounting principles. An incentive award that is earned will be settled in a single payment that may be in cash, common stock or a combination of cash and common stock.

Other Equity-Based Awards; LTIP Units

        The administrator may grant other types of stock-based awards under the 2018 Equity Incentive Plan, including LTIP units. Other equity-based awards are payable in cash, shares of common stock or other equity, or a combination thereof, as determined by the administrator. The terms and conditions of other equity-based awards are determined by the administrator.

        LTIP units are a special class of partnership interest in our operating partnership. Each LTIP unit awarded will be deemed equivalent to an award of one share of common stock under the 2018 Equity Incentive Plan, reducing the plan's share authorization for other awards on a one-for-one basis. We will not receive a tax deduction for the value of any LTIP units granted to our employees. The vesting period for any LTIP units, if any, will be determined at the time of issuance. LTIP units, whether or not vested, will receive the same quarterly per unit distributions as units in our operating partnership, which distributions will generally equal the per-share distributions on shares of our common stock. Initially, LTIP units will not have full parity with units in our operating partnership with respect to liquidating distributions. Under the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in our operating partnership's valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit holders. Upon equalization of the capital accounts of the holders of LTIP units with the capital account of the general partner on a per unit basis, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of operating partnership units at any time, and thereafter enjoy all the rights of operating partnership units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that a holder of LTIP units will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock. Messrs. Mathur, Adams and Madden will receive an aggregate of                LTIP units upon completion of this offering and the formation transactions.

Dividend Equivalents

        The administrator may grant dividend equivalents in connection with the grant of performance units and other equity-based awards. Dividend equivalents may be paid currently or accrued as contingent cash obligations (in which case they may be deemed to have been invested in shares of common stock); provided, however, that if the related performance units or other equity-based awards will not vest solely on account of continued employment or service, dividend equivalents will be paid only when, and to the extent that, the underlying award vests. Dividend equivalents may be payable in cash, shares of common stock or other property dividends declared on shares of common stock. The administrator will determine the terms of any dividend equivalents.

Change in Control

        If we experience a change in control, the administrator may, at its discretion, provide that all outstanding options, stock appreciation rights, stock awards, performance units, incentive awards or other equity-based awards that are outstanding will be assumed by the surviving entity, or will be replaced by a comparable substitute award of the same type as the original award and that has substantially equal value granted by the surviving entity. The administrator may also provide that all outstanding options and stock appreciation rights will be fully exercisable upon the change in control, restrictions and conditions on outstanding stock awards will lapse upon the change in control and performance units, incentive awards or other equity-based awards will become earned in their entirety. The administrator may also provide that participants must surrender their outstanding options and stock appreciation rights, stock awards, performance units, incentive awards and other equity-based awards in exchange for a payment, in cash or shares of our common stock or other securities or consideration received by stockholders in the change in control transaction, equal to (i) the entire amount that can be earned under an incentive award, (ii) the value received by stockholders in the change in control transaction for each share subject to a stock award, performance unit or other equity-based award or (iii) in the case of options and stock appreciation rights, the amount by which that transaction value exceeds the exercise price.

        In summary, a change in control under the 2018 Equity Incentive Plan occurs if:

  •
  a person, entity or affiliated group (with certain exceptions) acquires, in a transaction or series of transactions, at least 50% of the total combined voting power of our outstanding securities;

  •
  we merge into another entity, unless the holders of our voting securities immediately prior to the merger have more than 50% of the combined voting power of the securities in the merged entity or its parent;

  •
  we sell or dispose of all or substantially all of our assets, other than a sale or disposition to any entity more than 50% of the combined voting power and common stock of which is owned by our stockholders immediately before the sale or disposition; or

  •
  during any period of two consecutive years individuals who, at the beginning of such period, constitute our board of directors together with any new directors (other than individuals who become directors in connection with certain transactions or election contests) cease for any reason to constitute a majority of our board of directors.

        The Code has special rules that apply to "parachute payments," i.e., compensation or benefits the payment of which is contingent upon a change in control. If certain individuals receive parachute payments in excess of a safe harbor amount prescribed by the Code, the payor is denied a federal income tax deduction for a portion of the payments and the recipient must pay a 20% excise tax, in addition to income tax, on a portion of the payments.

        If we experience a change in control, benefits provided under the 2018 Equity Incentive Plan could be treated as parachute payments. In that event, the 2018 Equity Incentive Plan provides that the plan benefits, and all other parachute payments provided under other plans and agreements, will be reduced to the safe harbor amount, i.e., the maximum amount that may be paid without excise tax liability or loss of deduction, if the reduction allows the recipient to receive greater after-tax benefits. The benefits under the 2018 Equity Incentive Plan and other plans and agreements will not be reduced, however, if the recipient will receive greater after-tax benefits (taking into account the 20% excise tax payable by the recipient) by receiving the total benefits. The 2018 Equity Incentive Plan also provides that an individual's parachute payments will not exceed the safe harbor amount if the participant has an agreement with us providing that the individual's parachute payments are limited to the safe harbor amount.

Amendment; Termination

        Our board of directors may amend or terminate the 2018 Equity Incentive Plan at any time, provided that no amendment may adversely impair the rights of participants under outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or NYSE requirements. Our stockholders also must approve any amendment that materially increases the benefits accruing to participants under the 2018 Equity Incentive Plan, materially increases the aggregate number of shares of common stock that may be issued under the 2018 Equity Incentive Plan (other than on account of stock dividends, stock splits, or other changes in capitalization as described above) or materially modifies the requirements as to eligibility for participation in the 2018 Equity Incentive Plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the 2018 Equity Incentive Plan will terminate on the day before the tenth anniversary of the date our board of directors adopts the 2018 Equity Incentive Plan.

401(k) Plan

        We may establish and maintain a retirement savings plan under section 401(k) or the Code, of the 401(k) plan, to cover our eligible employees and the eligible employees of our affiliates. The Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. We may match employees' annual contributions, within prescribed limits. Our common stock may be an investment option under the 401(k) plan and our contributions to the plan may be made in shares of our common stock.

Severance Benefits

        Each employment agreement provides that Messrs. Mathur, Adams and Madden are entitled to receive the "standard termination benefits" upon the termination of employment for any reason. The "standard termination benefits" are (i) payment of any compensation (including base salary, annual bonus and accrued but unused vacation) that was earned but remains unpaid on the date of termination, (ii) any benefits due the executive under our benefit plans and (iii) any rights that the executive has to outstanding equity awards pursuant to the terms of the applicable plan and award agreement.

        Each employment agreement and the 2018 Equity Incentive Plan provides that Messrs. Mathur, Adams and Madden are entitled to additional benefits upon a termination of employment by us without cause or upon the executive's resignation with good reason; provided that the executive has given us a release and waiver of claims in the form prescribed by us. The additional payments are (i) a lump sum cash payment equal to three times the sum of (x) the executive's annual base salary and (y) the executive's target annual bonus for the year in which employment ends; provided, that if the board of directors or the compensation committee of the board of directors have not established a "target" annual bonus prior to the executive's termination, the target annual bonus will be equal to the executive's annual base salary and (ii) reimbursement of the premiums for COBRA coverage of the executive and his eligible dependents for 12 months after termination or, if sooner, when the right to COBRA coverage ends.

Director Compensation

        We will pay our Chairman of the Board, Mr. Harris an annual cash retainer of $75,000 payable in quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, he will receive a grant of a number of restricted shares of our common stock equal to $            divided by the initial public offering price of our shares in this offering (or            shares based on the midpoint of the price range set forth on the front cover of this prospectus), which will vest ratably on each of the first three anniversaries of the date of grant.

        We will pay each of Mr. Koban and            , our independent directors, an annual cash retainer of $            payable in equal quarterly installments in conjunction with quarterly meetings of our board of directors. In addition, concurrently with the completion of this offering, each of Mr. Koban and            will receive a grant of a number of restricted shares of our common stock equal to $            divided by the initial public offering price of our shares in this offering (or            shares based on the midpoint of the price range set forth on the front cover of this prospectus), which will vest ratably on each of the first three anniversaries of the date of grant.

        Messrs. Mathur and Adams will not receive any additional compensation in exchange for their service on the board.

        We intend to approve and implement a compensation program for our independent directors that consists of annual cash retainers and long-term equity awards. Following the completion of this offering, each independent director (other than our Chairman of the Board) is expected to receive an annual base retainer for services to us as independent directors of $            payable in cash in equal quarterly installments in conjunction with quarterly meetings of the board of directors, and $            in restricted shares of our common stock, which will vest ratably on each of the first three anniversaries of the date of grant. We intend to reimburse each of our directors for their travel expenses incurred in connection with their attendance at meetings of our board of directors and its committees.

        We have not made any payments to any of our independent directors. Following the completion of this offering, each of our independent directors will be eligible to receive grants of restricted shares of our common stock under the 2018 Equity Incentive Plan. On the date of each annual meeting of stockholders, beginning with the 2019 annual meeting of stockholders, each independent director who will continue to serve on our board of directors following such annual meeting will be granted an award of restricted stock with a value equal to $            , based on the closing price of our common stock on the date of such grant. These awards of restricted shares of our common stock are expected to vest on the first anniversary of the date of grant, subject to the director's continued service on our board of directors. All awards of restricted shares of our common stock granted to each independent director will vest in full upon a change in control (as defined in the 2018 Equity Incentive Plan).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Formation Transactions

        Each property that will be owned by us through our operating partnership upon the completion of this offering and the formation transactions is currently owned directly or indirectly by partnerships, limited liability companies or corporations in which Abhishek Mathur and his affiliates and Brian Adams and his affiliates, or other third parties own a direct or indirect interest. We refer to these partnerships, limited liability companies and corporations collectively as the "ownership entities." The current owners of the ownership entities, whom we refer to as the "prior investors," have entered into contribution agreements with us or our operating partnership, pursuant to which they will contribute their interests in the ownership entities to us or our operating partnership or its subsidiaries in exchange for cash and/or common units, in each case substantially concurrently with the completion of this offering. See "Structure and Formation of Our Company—Formation Transactions."

        Each of the prior investors has had a substantive, pre-existing relationship with us and agreed, prior to the filing with the SEC of the registration statement of which this prospectus is a part, to contribute its ownership interests in the ownership entity or entities in which it holds an investment and made an election to receive cash or common units in the formation transactions. Each prior investor receiving common units has represented to us that it is an "accredited investor" as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D under the Securities Act.

        The following table sets forth the consideration to be received by certain of our executive officers and their affiliates in connection with the formation transactions, assuming a price per share of our common stock equal to the midpoint of the price range set forth on the front cover of this prospectus. The number of common units shown in the table below reflect common units that will be owned indirectly by the executive officer and his affiliates as a result of his indirect ownership interests in the ownership entities receiving common units in the formation transactions.

Prior Investors	Relationship with Us	Number of Units Received in Formation Transactions		Total Value of Formation Transaction Consideration
Abhishek Mathur	Chief Executive Officer		(1)	$
Brian Adams	President, Chief Operating Officer and Secretary		(2)	$

(1)
Includes        common units to be received by a trust and certain entities established for the benefit of Mr. Mathur's family members.

(2)
Includes        common units to be received by a trust and certain entities established for the benefit of Mr. Adam's family members.

        We have not obtained independent third-party appraisals of the properties in our portfolio. Accordingly, there can be no assurance that the fair market value of the cash and common units that we pay or issue to the prior investors will not exceed the fair market value of the properties acquired by us in the formation transactions. See "Risk Factors—Risks Related to Our Properties and Our Business—We have not obtained any third-party appraisals of the properties to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties and assets to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $             million as of September 30, 2018."

Excluded Assets

        Our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. These interests include Bardstown (a single tenant retail property); Overlook (a single tenant office property); Great Oaks (a property held with a joint venture partner); and Arbors Office Complex (a property held with a joint venture partner). We are focused on the acquisition of multi-tenant office properties and thus we do not believe that the Bardstown and Overlook single-tenant properties are consistent with our investment criteria. At this time, we do not have the opportunity to purchase Great Oaks from our joint venture partner. However, we do believe that Arbors Office Complex is consistent with our investment criteria and growth strategies and we have entered into an agreement pursuant to which we have been granted a right of first refusal to purchase Arbors Office Complex from its owners.

Partnership Agreement

        In connection with the completion of the formation transactions, we will enter into an amended and restated partnership agreement with the various persons or entities receiving common units in the formation transactions, including certain directors and officers of our company. As a result, these persons will become limited partners of our operating partnership. See "Description of the Partnership Agreement of Our Operating Partnership." Upon completion of this offering and the formation transactions, our officers and directors will own    % of the outstanding common units (or    % if the underwriters' overallotment option is exercised in full).

        Pursuant to the partnership agreement, limited partners of our operating partnership and some assignees of limited partners will have the right, beginning two years after the completion of the formation transactions, to require our operating partnership to redeem part or all of their common units for cash equal to the then-current market value of an equal number of shares of our common stock (determined in accordance with and subject to adjustment under the partnership agreement) or, at our election, for shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled "Description of Capital Stock—Restrictions on Ownership and Transfer."

Registration Rights

        Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which the common units issued in the formation transactions become eligible for redemption, one or more registration statements registering the issuance and resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to our officers and directors and their affiliates. We will agree to pay all of the expenses relating to such registration statements. See "Shares Eligible for Future Sale—Registration Rights."

Reimbursement of Pre-Closing Transaction Costs

        In connection with this offering, the Priam affiliates anticipate advancing or incurring an aggregate of in excess of approximately $         million in organizational, legal, accounting and other similar expenses in connection with this offering and the formation transactions. We will reimburse the Priam affiliates for these expenses, assume the debt incurred in paying these expenses or otherwise assume responsibility for paying these expenses upon completion of this offering and formation transactions.

Release of Guarantees

        Messrs. Mathur and Adams are carve-out guarantors of approximately $159 million of nonrecourse indebtedness in the aggregate, after application of the net proceeds from this offering, , that will be assumed by us upon completion of this offering. In connection with this assumption, we will seek to have Messrs. Mathur and Adams released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to reimburse Messrs. Mathur and Adams for any amounts paid by them under guarantees with respect to the assumed indebtedness.

Equity Incentive Plan

        In connection with this offering and the formation transactions, we expect to adopt a cash and equity-based incentive award plan for our directors, officers, employees and consultants. We expect that an aggregate of                shares of our common stock and common units will be available for issuance under awards granted pursuant to the 2018 Equity Incentive Plan. Upon completion of this offering, an aggregate of                shares of our restricted common stock will be granted to our independent directors and an aggregate of            LTIP units will be granted to certain of our officers and employees, in each case under the 2018 Equity Incentive Plan. The shares granted to our officers and employees will vest ratably over a three year period. See "Executive Compensation—Equity Incentive Plan."

Indemnification of Officers and Directors

        Effective upon completion of this offering, our charter and bylaws will provide for certain indemnification rights for our directors and officers and we will enter into an indemnification agreement with each of our executive officers and directors, providing for procedures for indemnification and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors, or in certain other capacities, to the maximum extent permitted by Maryland law. See "Certain Provisions of Maryland Law and of Our Charter and Bylaws—Limitation of Liability and Indemnification of Directors and Officers."

 POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

        The following is a discussion of certain of our investment, financing and other policies. These policies have been determined by our board of directors and, in general, may be amended or revised from time to time by our board of directors without a vote of our stockholders.

Investment Policies

Investments in Real Estate or Interests in Real Estate

        We will conduct all of our investment activities through our operating partnership and its subsidiaries. Our investment objectives are to maximize the cash flow of our properties, acquire properties with cash flow growth potential, provide quarterly cash distributions and achieve long-term capital appreciation for our stockholders through increases in the value of our company. Consistent with our policy to acquire assets for both income and capital gain, our operating partnership intends to hold its properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning its properties and to make occasional sales of the properties as are consistent with our investment objectives. We have not established a specific policy regarding the relative priority of these investment objectives. For a discussion of our properties and our acquisition and other strategic objectives, see "Business and Properties."

        We expect to pursue our investment objectives primarily through the ownership by our operating partnership of our portfolio of properties and other acquired properties and assets. We currently intend to invest primarily in office properties. Future investment activities will not be limited to any geographic area, property type or to a specified percentage of our assets. While we may diversify in terms of property locations, size and market, we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. In addition, we may purchase or lease income-producing office or other types of properties for long-term investment, expand and improve the properties we presently own or other acquired properties, or sell such properties, in whole or in part, when circumstances warrant.

        We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. We also may acquire real estate or interests in real estate in exchange for the issuance of common stock, units, preferred stock or options to purchase stock. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment policies.

        Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these properties. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to fall within the definition of an "investment company" under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Real Estate Mortgages

        While our initial portfolio consists of, and our business objectives emphasize, equity investments in office properties, we may, at the discretion of our board of directors and without a vote of our stockholders, invest in mortgages and other types of real estate interests in a manner that is consistent with our qualification as a REIT. We do not presently intend to invest in mortgages or deeds of trust, but may invest in participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. If we choose to invest in mortgages, we would expect to invest in mortgages secured by office properties. However, there is no restriction on the proportion of our assets that may be invested in a type of mortgage or any single mortgage or type of mortgage loan. Investments in real estate mortgages run the risk that one or more borrowers may default under the mortgages and that the collateral securing those mortgages may not be sufficient to enable us to recoup our full investment.

Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

        Subject to the percentage of ownership limitations and the income and asset tests necessary for REIT qualification, we may in the future invest in securities of other REITs, other entities engaged in real estate activities or securities of other issuers where such investment would be consistent with our investment objectives. We may invest in the debt or equity securities of such entities, including for the purpose of exercising control over such entities. We have no current plans to invest in entities that are not engaged in real estate activities. We do not have any limit on the amount or percentage of our assets that may be invested in any one entity, property or geographic area. Our investment objectives are to maximize cash flow of our investments, acquire investments with growth potential and provide cash distributions and long-term capital appreciation to our stockholders through increases in the value of our company. We have not established a specific policy regarding the relative priority of these investment objectives. We will limit our investment in such securities so that we will not fall within the definition of an "investment company" under the 1940 Act.

Investments in Other Securities

        Other than as described above, we do not intend to invest in any additional securities such as bonds, preferred stock or common stock.

Dispositions

        We do not currently intend to dispose of any of our initial properties, although we reserve the right to do so if, based upon management's periodic review of our portfolio, our board of directors determines that such action would be in our best interests. The tax consequences to our directors and executive officers who hold common units resulting from a proposed disposition of a property may influence their decision as to the desirability of such proposed disposition. See "Risk Factors—Risks Related to Our Organizational Structure—Conflicts of interest may exist or could arise in the future between the interests of our stockholders and the interests of holders of units, which may impede business decisions that could benefit our stockholders."

Financings and Leverage Policy

        We anticipate using a number of different sources to finance our acquisitions and operations, including cash flows from operations, asset sales, seller financing, issuance of debt securities, private financings (such as additional bank credit facilities, which may or may not be secured by our assets), property-level mortgage debt, common or preferred equity issuances or any combination of these sources, to the extent available to us, or other sources that may become available from time to time. Any debt that we incur may be recourse or nonrecourse and may be secured or unsecured. We also may take advantage of joint venture or other partnering opportunities as such opportunities arise in order to acquire properties that would otherwise be unavailable to us. We may use the proceeds of our borrowings to acquire assets, to refinance existing debt or for general corporate purposes.

        Although we are not required to maintain any particular leverage ratio, we intend, when appropriate, to employ prudent amounts of leverage and to use debt as a means of providing additional funds for the acquisition of assets, to refinance existing debt or for general corporate purposes. We expect to use leverage conservatively, assessing the appropriateness of new equity or debt capital based on market conditions, including prudent assumptions regarding future cash flow, the creditworthiness of tenants and future rental rates. Our charter and bylaws do not limit the amount of debt that we may incur. Our board of directors has not adopted a policy limiting the total amount of debt that we may incur. Going forward, we intend to target a debt to gross total assets ratio of approximately 45%, which is in line with similar publicly traded REITs.

        Our board of directors will consider a number of factors in evaluating the amount of debt that we may incur. If we adopt a debt policy, our board of directors may from time to time modify such policy in light of then-current economic conditions, relative costs of debt and equity capital, market values of our properties, general conditions in the market for debt and equity securities, fluctuations in the market price of our common stock, growth and acquisition opportunities and other factors. Our decision to use leverage in the future to finance our assets will be at our discretion and will not be subject to the approval of our stockholders, and we are not restricted by our governing documents or otherwise in the amount of leverage that we may use.

Lending Policies

        Although we do not have a policy limiting our ability to make loans to other persons, following completion of this offering, we do not intend to make loans to third parties although we may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We also may make loans to joint ventures in which we participate. However, we do not intend to engage in significant lending activities. Any loan we make will be consistent with maintaining our status as a REIT.

Equity Capital Policies

        To the extent that our board of directors determines to obtain additional capital, we may issue debt or equity securities, including additional common units or senior securities of our operating partnership, retain earnings (subject to provisions in the Code requiring distributions of income to maintain REIT qualification) or pursue a combination of these methods. As long as our operating partnership is in existence, we will generally contribute the proceeds of all equity capital raised by us to our operating partnership in exchange for additional interests in our operating partnership, which will dilute the ownership interests of the limited partners in our operating partnership.

        Existing common stockholders will have no preemptive rights to common or preferred stock or units issued in any securities offering by us, and any such offering might cause a dilution of a stockholder's investment in us. Although we have no current plans to do so, we may in the future issue shares of capital stock or operating partnership units in connection with acquisitions of property.

        We may, under certain circumstances, purchase shares of our common stock or other securities in the open market or in private transactions with our stockholders, provided that those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares of our common stock or other securities, and any such action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualification as a REIT.

Conflict of Interest Policies

Overview

        Conflicts of interest could arise in the future as a result of the relationships between us and our affiliates, on the one hand, and our operating partnership or any partner thereof, on the other. Our directors and officers have duties to our company under applicable Maryland law in connection with their management of our company. At the same time, we, as the general partner of our operating partnership, have fiduciary duties and obligations to our operating partnership and its other partners under Maryland law and the partnership agreement in connection with the management of our operating partnership. Our fiduciary duties and obligations, as the general partner of our operating partnership, may come into conflict with the duties of our directors and officers to our company. Our officers and certain of our directors will be limited partners of our operating partnership.

        Under Delaware law, a general partner of a Delaware limited partnership has fiduciary duties of loyalty and care to the partnership and its partners and must discharge its duties and exercise its rights as general partner under the partnership agreement or Delaware law consistently with the obligation of good faith and fair dealing. The partnership agreement provides that, in the event of a conflict between the interests of our operating partnership or any partner, on the one hand, and the separate interests of our company or our stockholders, on the other hand, we, in our capacity as the general partner of our operating partnership, are under no obligation not to give priority to the separate interests of our company or our stockholders, and that any action or failure to act on our part or on the part of our directors that gives priority to the separate interests of our company or our stockholders that does not result in a violation of the contract rights of the limited partners of the operating partnership under its partnership agreement does not violate the duty of loyalty that we, in our capacity as the general partner of our operating partnership, owe to the operating partnership and its partners. The duty of care requires a general partner to refrain from engaging in grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law, and this duty may not be unreasonably reduced by the partnership agreement.

        The partnership agreement provides that we are not be liable to our operating partnership or any partner for monetary damages for losses sustained, liabilities incurred or benefits not derived by our operating partnership or any limited partner, except for liability for our intentional harm or gross negligence. The partnership agreement also provides that any obligation or liability in our capacity as the general partner of our operating partnership that may arise at any time under the partnership agreement or any other instrument, transaction or undertaking contemplated by the partnership agreement will be satisfied, if at all, out of our assets or the assets of our operating partnership only, and no obligation or liability of the general partner will be personally binding upon any of our directors, stockholders, officers, employees or agents, regardless of whether such obligation or liability is in the nature of contract, tort or otherwise, and none of our directors or officers will be liable or accountable in damages or otherwise to the partnership, any partner or any assignee of a partner for losses sustained, liabilities incurred or benefits not derived as a result of errors in judgment or mistakes of fact or law or any act or omission. Our operating partnership must indemnify us, our directors and officers, officers of our operating partnership and any other person designated by us against any and all losses, claims, damages, liabilities (whether joint or several), expenses (including, without limitation, attorneys' fees and other legal fees and expenses), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, that relate to the operations of the operating partnership, unless (1) an act or omission of the person was material to the matter giving rise to the action and either was committed in bad faith or was the result of active and deliberate dishonesty, (2) for any transaction for which such person actually received an improper personal benefit in violation or breach of any provision of the partnership agreement, or (3) in the case of a criminal proceeding, the person had reasonable cause to believe the act or omission was unlawful.

        Our operating partnership must also pay or reimburse the reasonable expenses of any such person upon its receipt of a written affirmation of the person's good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any amounts paid or advanced if it is ultimately determined that the person did not meet the standard of conduct for indemnification. Our operating partnership will not indemnify or advance funds to any person with respect to any action initiated by the person seeking indemnification without our approval (except for any proceeding brought to enforce such person's right to indemnification under the partnership agreement) or if the person is found to be liable to our operating partnership on any portion of any claim in the action.

Sale or Refinancing of Properties

        Upon the sale of certain of the properties to be owned by us at the completion of the formation transactions, certain unitholders could incur adverse tax consequences which are different from the tax consequences to us and to holders of our common stock. Consequently, unitholders may have differing objectives regarding the appropriate pricing and timing of any such sale or repayment of indebtedness.

        While we will have the exclusive authority under the partnership agreement to determine whether, when, and on what terms to sell a property or when to refinance or repay indebtedness, any such decision would require the approval of our board of directors.

Policies Applicable to All Directors and Officers

        Our charter and bylaws do not restrict any of our directors, officers, stockholders or affiliates from having a pecuniary interest in an investment or transaction that we have an interest in or from conducting, for their own account, business activities of the type we conduct. We intend, however, to adopt policies that are designed to eliminate or minimize potential conflicts of interest, including a policy for the review, approval or ratification of any related party transactions. This policy will provide that the audit committee of our board of directors will review the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's length dealings with an unrelated third-party before approving such transaction. We will also adopt a code of business conduct and ethics, which will provide that all of our directors, officers and employees are prohibited from taking for themselves opportunities that are discovered through the use of corporate property, information or position without our consent. See "Management—Code of Business Conduct and Ethics." However, we cannot assure you that these policies or provisions of law will always be successful in eliminating the influence of such conflicts, and if they are not successful, decisions could be made that might fail to reflect fully the interests of all stockholders.

        In addition, our management team will retain ownership interests in certain properties that will not be contributed to us in our formation transactions. These interests include interests in Bardstown (a single tenant retail property); Overlook (a single tenant office property); Great Oaks (a property held with a joint venture partner); and Arbors Office Complex (a property held with a joint venture partner) We have a right of first refusal to purchase Arbors Office Complex from its owners, which include certain of our directors and officers. As a result of these ownership interests and option and asset management agreements, our management team will have conflicts of interests when deciding whether to take any action under these agreements.

Interested Director and Officer Transactions

        Pursuant to the MGCL, a contract or other transaction between us and a director or between us and any other corporation, firm or other entity in which any of our directors is a director or has a material financial interest is not void or voidable solely on the grounds of such common directorship or interest, the presence of such director at the meeting at which the contract or transaction is authorized, approved or ratified or the counting of the director's vote in favor thereof, provided that:

  •
  the fact of the common directorship or interest is disclosed or known to our board of directors or a committee of our board, and our board or such committee authorizes, approves or ratifies the transaction or contract by the affirmative vote of a majority of disinterested directors, even if the disinterested directors constitute less than a quorum;

  •
  the fact of the common directorship or interest is disclosed or known to our stockholders entitled to vote thereon, and the transaction or contract is authorized, approved or ratified by a majority of the votes cast by the stockholders entitled to vote other than the votes of shares owned of record or beneficially by the interested director or corporation, firm or other entity; or

  •
  the transaction or contract is fair and reasonable to us at the time it is authorized, ratified or approved.

        Furthermore, under Delaware law (where our operating partnership is formed), we, as general partner, have a fiduciary duty of loyalty to our operating partnership and its partners and, consequently, such transactions also are subject to the duties that we, as general partner, owe to the operating partnership and its limited partners (as such duty has been modified by the partnership agreement). We will also adopt a policy that requires that all contracts and transactions between us, our operating partnership or any of our subsidiaries, on the one hand, and any of our directors or executive officers or any entity in which such director or executive officer is a director or has a material financial interest, on the other hand, must be approved by the affirmative vote of a majority of our disinterested directors even if less than a quorum. Where appropriate, in the judgment of the disinterested directors, our board of directors may obtain a fairness opinion or engage independent counsel to represent the interests of non-affiliated security holders, although our board of directors will have no obligation to do so.

Policies with Respect to Other Activities

        We will have authority to offer common stock, preferred stock or options to purchase stock in exchange for property and to repurchase or otherwise acquire our common stock or other securities in the open market or otherwise, and we may engage in such activities in the future. As described in "Description of the Partnership Agreement of Our Operating Partnership" we expect, but are not obligated, to issue common stock to holders of common units upon some or all of their exercises of their redemption rights. Except in connection with the initial capitalization of our company and our operating partnership, we have not issued common stock, common units or any other securities in exchange for property or any other purpose, and our board of directors has no present intention of causing us to repurchase any common stock other than the shares of common stock we issued in connection with an initial capitalization. Our board of directors has the authority, without further stockholder approval, to amend our charter to increase or decrease the number of authorized shares of common stock or preferred stock or the number of shares of stock of any class or series that we have authority to issue and our board of directors, without stockholder approval, has the authority to authorize us to issue additional shares of common stock or preferred stock, in one or more series, including senior securities, in any manner, and on the terms and for the consideration, it deems appropriate. See "Description of Our Capital Stock." We have not engaged in trading, underwriting or agency distribution or sale of securities of other issuers other than our operating partnership and do not intend to do so. At all times, we intend to make investments in such a manner as to qualify as a REIT, unless because of circumstances or changes in the Code, or the Treasury regulations, our board of directors determines that it is no longer in our best interests to qualify as a REIT. In addition, we intend to make investments in such a way that we will not be treated as an investment company under the 1940 Act.

Reporting Policies

        We intend to make available to our stockholders annual reports, including our audited financial statements. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to those requirements, we will be required to file annual and periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

STRUCTURE AND FORMATION OF OUR COMPANY

Our Operating Entities

Our Company

        We were formed as a Maryland corporation in July 2018 and will commence operations upon completion of this offering and the formation transactions. We will conduct our business through a traditional REIT operating partnership structure in which our properties are owned by our operating partnership directly or indirectly through limited partnerships, limited liability companies or other subsidiaries of our operating partnership, as described below under "—Our Operating Partnership." We are the sole general partner of our operating partnership and, upon completion of this offering and the formation transactions, will own approximately    % of the common units. Our board of directors oversees our business and affairs.

Our Operating Partnership

        Our operating partnership was formed as a Delaware limited partnership in July 2018 and will commence operations upon completion of this offering and the formation transactions. Following completion of this offering and the formation transactions, substantially all of our assets will be held by, and our operations will be conducted through, our operating partnership. As the sole general partner of our operating partnership, we generally will have the exclusive power under the partnership agreement to manage and conduct its business and affairs, subject to certain limited approval and voting rights of the limited partners, which are described more fully below in "Description of the Partnership Agreement of Priam Office Properties OP LP." In the future, we may issue common units from time to time in connection with property acquisitions, compensation or otherwise.

        Beginning on the second anniversary of the completion of the formation transactions, each limited partner of our operating partnership will have the right to require our operating partnership to redeem part or all of its common units for cash, based upon the value of an equivalent number of shares of our common stock at the time of the redemption, or, at our election, shares of our common stock on a one-for-one basis, subject to certain adjustments and the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled "Description of Capital Stock—Restrictions on Ownership and Transfer." With each redemption of common units, our percentage ownership interest in our operating partnership and our share of our operating partnership's cash distributions and profits and losses will increase. See "Description of the Partnership Agreement of Our Operating Partnership."

Formation Transactions

        The properties and businesses that our operating partnership will acquire in connection with the formation transactions are currently owned directly or indirectly by partnerships and limited liability companies in which Messrs. Mathur and Adams and their respective affiliates, whom we refer to as the Priam affiliates, and other third parties own a direct or indirect interest. We refer to these partnerships and limited liability companies collectively as the ownership entities. The current owners of the ownership entities or their parent companies, whom we refer to as the prior investors, have entered into contribution agreements or asset purchase agreements with our operating partnership pursuant to which they will contribute their interests in the ownership entities to our operating partnership or its subsidiaries concurrently with the completion of this offering in exchange for cash and common units. The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and asset purchase agreements and was not based on arm's-length negotiations. No appraisal or other third-party valuation of the properties in our initial portfolio was obtained. See "Structure and Formation of Our Company—Our Structure—Determination of Consideration Payable in the Formation Transactions."

        The amounts and values of common units set forth below assume a value per common unit equal to the midpoint of the price range of our common stock set forth on the front cover of this prospectus. Pursuant to the terms of the contribution agreements and asset purchase agreements entered into with the prior investors other than the Priam affiliates, the aggregate value to be received by them in exchange for their contribution of interests in the ownership entities is fixed.

        Pursuant to the formation transactions, the following have occurred or will occur substantially concurrently with the completion of this offering.

  •
  We were formed as a Maryland corporation, and our operating partnership was formed as a Delaware limited partnership, in July 2018.

  •
  We will sell            shares of our common stock in this offering (or            shares of our common stock if the underwriters exercise their overallotment option in full) and we will contribute the net proceeds from this offering to our operating partnership in exchange for            common units (or             common units if the underwriters exercise their overallotment option in full).

  •
  Our operating partnership will consolidate the ownership of our initial portfolio of properties by acquiring from the prior investors all of the equity interests in the ownership entities in exchange for cash and common units pursuant to contribution agreements and asset purchase agreements between us and such prior owners and thereby assume the existing property level indebtedness.

  •
  The prior investors, other than the Priam affiliates, will receive as consideration for such contributions and acquisitions an aggregate of $            in cash and common units having an aggregate initial value of approximately $            in accordance with the terms of the applicable contribution agreements and asset purchase agreements.

  •
  The prior investors who are the Priam affiliates, including Messrs. Mathur and Adams, will receive as consideration for such contributions an aggregate of $            of cash and            common units having an aggregate initial value of approximately $            in accordance with the terms of the applicable contribution agreements and asset purchase agreements.

  •
  Our operating partnership has entered into a written agreement with B&G Arbors LLC, a prior investor, pursuant to which B&G Arbors LLC has granted our operating partnership a right of first refusal to purchase Arbors Office Complex. The right of first refusal is exercisable until September 30, 2019.

  •
  Priam Capital will enter into a representation, warranty and indemnity agreement, pursuant to which they will make certain representations and warranties to us regarding the properties being acquired in the formation transactions and agree to indemnify us and our operating partnership for certain breaches of such representations and warranties for one year after the completion of the formation transactions. See "Structure and Formation of Our Company—Formation Transactions."

  •
  Messrs. Mathur and Adams, the current management team of Priam Capital, will become members of our senior management team and approximately ten current employees of Priam Capital and its affiliates will become our employees.

  •
  We expect to have approximately $163.5 million of total debt outstanding upon completion of this offering and the formation transactions and after application of the net proceeds from this offering.

  •
  We will enter into employment agreements with Messrs. Mathur, Adams and Madden that will provide for salary, bonus and other benefits, including severance benefits in the event of a termination of employment with us in certain circumstances. See "Executive Compensation—Employment Agreements."

  •
  As a result of the foregoing, we will own, through our operating partnership, 100% of the interests in 14 of the properties in our initial portfolio and approximately 43.7% of the interests in one of the properties in our initial portfolio known as One Harrison located in Raleigh.

Benefits of the Formation Transactions to Related Parties

        In connection with this offering and the formation transactions, the Priam affiliates will receive material benefits described in "Certain Relationships and Related Transactions," including those described below. All amounts are based on a value equal to the midpoint of the price range set forth on the front cover of this prospectus.

  •
  Mr. Mathur, our Chief Executive Officer, and his affiliates, including certain trusts he established for the benefit of his family, will receive common units having an aggregate initial value of approximately $            in connection with the formation transactions pursuant to that certain Operating Agreement dated as of July 22, 2016, for 4515 Poplar CIV LLC, as it may be amended from time to time, which sets forth the carried interest provisions of 4515 Poplar CIV LLC. As a result, Mr. Mathur and his affiliates will own approximately      % of the combined shares of our common stock and common units upon completion of this offering and the formation transactions, or      % if the underwriters' overallotment option is exercised in full.

  •
  Mr. Adams, our President, Chief Operating Officer and Secretary, and his affiliates, including trusts and a family partnership formed for the benefit of his family, will receive common units having an aggregate initial value of approximately $            in connection with the formation transactions pursuant to that certain Operating Agreement dated as of July 22, 2016, for 4515 Poplar CIV LLC, as it may be amended from time to time, which sets forth the carried interest provisions of 4515 Poplar CIV LLC. As a result, Mr. Adams will own approximately            % of the combined shares of our common stock and common units upon completion of this offering and the formation transactions, or        % if the underwriters' overallotment option is exercised in full.

  •
  Messrs. Mathur and Adams are carve-out guarantors of approximately $159 million of nonrecourse indebtedness, in the aggregate, that will be assumed by us upon completion of this offering (after application of the net proceeds from this offering). In connection with the assumption of this indebtedness, we will seek to have Messrs. Mathur and Adams released from such guarantees and to have our operating partnership directly assume any such guarantee obligations as replacement guarantor or, alternatively, we will agree to indemnify Messrs. Mathur and Adams for any amounts paid by them under guarantees with respect to the assumed indebtedness.

  •
  We will agree to file, following the date on which the common units issued in the formation transactions become eligible for redemption, one or more registration statements on Form S-3 under the Securities Act, registering the issuance and resale of the shares of common stock issuable upon redemption of the common units issued in the formation transactions, including those issued to Messrs. Mathur and Adams, their respective affiliates and related trusts and certain of our other directors and executive officers and their respective affiliates. We will agree to pay all of the expenses relating to such registration statements, except for any brokerage and sale commission fees and disbursements of each holder's counsel, accountants and other advisors, and any transfer taxes relating to the sale or disposition of shares of common stock by such holder. See "Shares Eligible for Future Sale—Registration Rights."

  •
  We intend to enter into indemnification agreements with our directors and executive officers effective upon completion of this offering, providing for procedures for indemnification by us to the fullest extent permitted by law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us or, at our request, service to other entities, as officers or directors or in certain other capacities.

  •
  Under the 2018 Equity Incentive Plan, we may grant cash or equity incentive awards to our directors, officers, employees and consultants. Upon completion of this offering, we will issue            ,             and            LTIP units to Mr. Mathur, Mr. Adams, and Mr. Madden respectively, an aggregate of             LTIP units to certain of our officers and employees and an aggregate of            restricted shares of common stock to our independent directors (based on the midpoint of the price range set forth on the front cover of this prospectus). These awards will vest pursuant to the terms of the respective award agreements. See "Executive Compensation—Equity Incentive Plan."

Our Structure

        The following diagram depicts our expected ownership structure upon completion of this offering and the formation transactions. Our operating partnership will own the properties in our initial portfolio directly or indirectly. All amounts are based on the midpoint of the price range set forth on the front cover of this prospectus.

(1)
Includes an aggregate of            restricted shares of our common stock to be granted to our independent directors concurrently with the completion of this offering.

(2)
Includes (a)         ,        and        LTIP units to be granted to Messrs. Mathur, Adams and Madden, respectively, concurrently with the completion of this offering and (b) an aggregate of            LTIP units to be granted to certain other officers and employees of our company concurrently with the completion of this offering.

Determination of Consideration Payable in the Formation Transactions

        The value of the consideration to be paid to the prior investors in the formation transactions will be based upon the terms of the applicable contribution agreements and asset purchase agreements and was determined based on negotiations with the prior investors. The actual value of the consideration to be paid by us to each of the prior investors, in the form of common units or cash, ultimately will be determined at pricing of this offering based on the initial public offering price of our common stock, which will be determined as described below under the heading "—Determination of Offering Price."

        We have not obtained independent third-party appraisals of the properties in our initial portfolio we will acquire in the formation transactions. Accordingly, there can be no assurance that the fair market value of the cash and common units that we pay or issue to the prior investors will not exceed the fair market value of the properties acquired by us in the formation transactions. See "Risk Factors—Risks Related to Our Properties and Our Business—We have not obtained any third-party appraisals of the properties to be acquired by us from the prior investors in connection with the formation transactions. Accordingly, the value of the cash and common units to be paid or issued as consideration for the properties to be acquired by us in the formation transactions may exceed their aggregate fair market value and will exceed their aggregate historical combined net tangible book value of approximately $       million as of September 30, 2018."

Determination of Offering Price

        Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock in this offering will be negotiated between the representatives of the underwriters and us. In determining the initial public offering price of our common stock, the representatives of the underwriters will consider, among other things, the history and prospects for the industry in which we compete, our results of operations, the ability of our management, our business potential and earnings prospects, our estimated net income, our estimated funds from operations, our estimated cash available for distribution, our anticipated dividend yield, our growth prospects, the prevailing securities markets at the time of this offering, the recent market prices of, and the demand for, publicly traded shares of companies considered by us and the underwriters to be comparable to us and the current state of the commercial real estate industry and the economy as a whole. The initial public offering price does not necessarily bear any relationship to the book value of the properties and assets to be acquired in the formation transactions, our financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

 DESCRIPTION OF THE PARTNERSHIP AGREEMENT OF OUR OPERATING PARTNERSHIP

        The following summarizes the material terms of the agreement of limited partnership of our operating partnership, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See "Where You Can Find More Information."

Management

        We are the sole general partner of our operating partnership, a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through our operating partnership. Pursuant to the partnership agreement, we, as the general partner, will have full, complete and exclusive responsibility and discretion in the management and control of our operating partnership, including the ability to cause our operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, to make distributions to partners and to cause changes in our operating partnership's business activities.

Transferability of Interests

        Holders of partnership units may not transfer their units without our consent, as general partner of the operating partnership. We may not engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction that results in a change in control of our company unless:

  •
  we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or our subsidiaries);

  •
  as a result of such transaction, all limited partners (other than our company or our subsidiaries) will receive, or have the right to receive, for each common unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property paid in the transaction to a holder of one of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding common stock, each holder of partnership units (other than those held by our company or our subsidiaries) shall be given the option to exchange its partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

  •
  we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each partnership unit an amount of cash, securities or other property equal or substantially equivalent in value to the product of the conversion factor and the greatest amount of cash, securities or other property received in the transaction by a holder of one of shares of our common stock.

        We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than partnership units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement, including those of the general partner, and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

        We also may cause the general partner to (i) transfer all or any portion of its general partnership interest to (A) a wholly-owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner, and (ii) engage in a transaction required by law or by the rules of any national securities exchange or OTC interdealer quotation system on which our common stock is listed.

        We, through a wholly-owned subsidiary serving as the general partner, without the consent of the limited partners, may (i) merge or consolidate our operating partnership with or into any other domestic or foreign partnership, limited partnership, limited liability company or corporation or (ii) sell all or substantially all of the assets of our operating partnership in a transaction pursuant to which the limited partners (other than us or any of our subsidiaries) receive consideration as set forth above.

Capital Contributions

        We will contribute, directly, to our operating partnership substantially all of the net proceeds from this offering as a capital contribution in exchange for common units. Upon completion of the formation transactions and this offering and the contribution of the net proceeds from this offering to our operating partnership, we will own an approximate      % (        % if the underwriters exercise their overallotment option in full) partnership interest in our operating partnership. The partnership agreement provides that if our operating partnership requires additional funds at any time in excess of funds available to our operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds from any future offering of common or preferred equity securities as additional capital to our operating partnership. If we contribute additional capital to our operating partnership, we will receive additional common or preferred units, as applicable, and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of our operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to our operating partnership, the general partner will revalue the property of our operating partnership to its fair market value (as determined by the general partner) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by the general partner) on the date of the revaluation. Our operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from our operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

        Pursuant to the partnership agreement, limited partners, other than us, will receive redemption rights, which will enable them to cause our operating partnership to redeem their common units in exchange for cash or, at our operating partnership's option, for shares of our common stock on a one-for-one basis, commencing 12 months (two years with respect to common units to be issued in the formation transactions) from the date of issuance of such units. Redemptions will generally occur only on the first day of each calendar quarter. Limited partners must submit an irrevocable notice to our operating partnership of the intention to tender for redemption no less than 60 days prior to the redemption date, and each limited partner must tender for redemption at least 1,000 common units or, if such limited partner holds less than 1,000 common units, all the common units owned by such limited partner. The number of shares of common stock issuable upon redemption of common units held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

  •
  result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

  •
  result in our being "closely held" within the meaning of Section 856(h) of the Code;

  •
  cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, our operating partnership's or a subsidiary partnership's real property, within the meaning of Section 856(d)(2)(B) of the Code;

  •
  cause us to fail to qualify as a REIT under the Code; or

  •
  cause the acquisition of common stock by such redeeming limited partner to be "integrated" with any other distribution of common stock or common units for purposes of complying with the registration provisions of the Securities Act.

        The general partner may, in its sole and absolute discretion, waive any of these restrictions.

        The partnership agreement requires that our operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT, to avoid any federal income or excise tax liability imposed by the Code (other than any federal income tax liability associated with our retained capital gains) and to ensure that the partnership will not be classified as a "publicly traded partnership" taxable as a corporation under Section 7704 of the Code.

Partnership Expenses

        In addition to the administrative and operating costs and expenses incurred by our operating partnership, our operating partnership generally will pay all of our administrative costs and expenses, including:

  •
  all expenses relating to our continuity of existence and our subsidiaries' operations;

  •
  all expenses relating to offerings and registration of securities;

  •
  all expenses associated with any repurchase by us of any securities;

  •
  all expenses associated with the preparation and filing of any of our periodic or other reports and communications under federal, state or local laws or regulations;

  •
  all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

  •
  all administrative costs and expenses, including salaries and other payments to directors, officers or employees;

  •
  all accounting and legal expenses;

  •
  all expenses associated with any 401(k) plan, incentive plan, bonus plan or other plan providing compensation to our employees;

  •
  all expenses incurred by us relating to any issuance or redemption of partnership units; and

  •
  all of our other operating or administrative costs incurred in the ordinary course of business on behalf of our operating partnership.

        These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to properties that, in the future, may be owned by us directly rather than by our operating partnership or its subsidiaries.

General Partner Duties

        Our directors and officers have duties under applicable Maryland law to oversee our management in a manner consistent with our best interests. At the same time, we, as the general partner of our operating partnership, have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to us. The partnership agreement provides that in the event of a conflict between the interests of our stockholders, on the one hand, and the limited partners of the operating partnership, on the other hand, as general partner we will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners; provided, however, that so long as we own a controlling interest in the operating partnership, any such conflict that we, in our sole and absolute discretion, determine cannot be resolved in a manner not adverse to either our stockholders or the limited partners shall be resolved in favor of our stockholders and we shall not be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

Distributions

        The partnership agreement provides that our operating partnership will distribute cash from operations (including net sale or refinancing proceeds, but excluding net proceeds from the sale of our operating partnership's property in connection with the liquidation of our operating partnership) at such time and in such amounts as determined by the general partner in its sole discretion, to us and the other limited partners in accordance with their respective percentage interests in our operating partnership.

        Upon liquidation of our operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the other limited partners with positive capital accounts in accordance with their respective positive capital account balances.

LTIP Units

        LTIP units are a class of common units in our operating partnership and, if issued, will receive the same quarterly per-unit profit distributions as the other outstanding units in our operating partnership. LTIP units will not have full parity with other outstanding units with respect to liquidating distributions. Generally, under the terms of the LTIP units our operating partnership will revalue its assets upon the occurrence of certain specified events, and any increase in valuation from the last revaluation of our operating partnership assets until such event will be allocated first to the LTIP unit holders to equalize the capital accounts of such holders with the capital accounts of holders of our other outstanding common units. Upon equalization of the capital accounts of the LTIP unit holders with the capital accounts of the other holders of our common units, the LTIP units will achieve full parity with our other common units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of common units at any time, and thereafter enjoy all the rights of such units, including redemption rights. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

Allocations

        Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, the general partner shall have the authority to elect the method to be used by our operating partnership for allocating items with respect to (i) the difference between our accounting predecessor's adjusted tax basis in our portfolio and the proceeds of this offering that we will contribute to our operating partnership in exchange for common units and (ii) contributed property acquired for common units for which fair market value differs from the adjusted tax basis at the time of contribution. Any such election shall be binding on all partners. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the LTIP units to the extent necessary to equalize the capital accounts of such holders with the capital accounts of the holders of the general partner on a per unit basis.

Registration Rights

        We have granted those persons with a direct or indirect interest in the property entities who will receive common units in the formation transactions certain registration rights with respect to the shares of our common stock that may be issued to them in connection with the exercise of the redemption rights under the partnership agreement.

        Following the date on which the common units issued in the formation transactions become eligible for redemption we will be obligated to file one or more registration statements on Form S-3 covering the issuance and resale of the shares of our common stock issuable upon redemption of the common units issued in the formation transactions. In furtherance of such registration rights, we have also agreed as follows:

  •
  to use our commercially reasonable efforts to have the registration statement declared effective;

  •
  to furnish to limited partners redeeming their common units for shares of our common stock prospectuses, supplements, amendments, and such other documents reasonably requested by them;

  •
  to register or qualify such shares under the securities or blue sky laws of such jurisdictions within the United States as required by law;

  •
  to list shares of our common stock issued pursuant to the exercise of redemption rights on any securities exchange or national market system upon which shares of our common stock are then listed; and

  •
  to indemnify limited partners exercising redemption rights against all losses caused by any untrue statement of a material fact contained in the registration statement, preliminary prospectus or prospectus or caused by any omission to state a material fact required to be stated or necessary to make the statements therein not misleading, except insofar as such losses are caused by any untrue statement or omission based upon information furnished to us by such limited partners.

        Notwithstanding the foregoing, we are not required to file more than two registration statements in any 12-month period and, as a condition to our obligations with respect to the registration rights of limited partners, each limited partner will agree:

  •
  that no limited partner will offer or sell shares of our common stock that are issued upon redemption of their common units until such shares have been included in an effective registration statement;

  •
  that, if we determine in good faith that registration of shares for resale would require the disclosure of important information that we have a business purpose for preserving as confidential, the registration rights of each limited partner will be suspended until we notify such limited partners that suspension of their registration rights is no longer necessary (so long as we do not suspend their rights for more than 180 days in any 12-month period);

  •
  that if we propose an underwritten public offering, each limited partner will agree not to effect any offer, sale or distribution of our shares during the period commencing on the tenth day prior to the expected effective date of a registration statement filed with respect to the public offering or commencement date of a proposed offering and ending on the date specified by the managing underwriter for such offering; and

  •
  to indemnify us and each of our officers, directors and controlling persons against all losses caused by any untrue statement or omission contained in (or omitted from) any registration statement based upon information furnished to us by such limited partner.

        Subject to certain exceptions, our operating partnership will pay all expenses in connection with the exercise of registration rights under our operating partnership's partnership agreement.

Amendments of the Partnership Agreement

        The general partner, without the consent of the limited partners, may amend the partnership agreement in any respect; provided that the following amendments require the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by us or our subsidiaries):

  •
  any amendment affecting the operation of the conversion factor (for holders of LTIP units) or the redemption right (except as otherwise provided in the partnership agreement) in a manner that adversely affects the limited partners in any material respect;

  •
  any amendment that would adversely affect the rights of the limited partners to receive the distributions payable to them under the partnership agreement, other than with respect to the issuance of additional common units pursuant to the partnership agreement;

  •
  any amendment that would alter our operating partnership's allocations of profit and loss to the limited partners, other than with respect to the issuance of additional common units pursuant to the partnership agreement; or

  •
  any amendment that would impose on the limited partners any obligation to make additional capital contributions to our operating partnership.

Indemnification and Limitation of Liability

        The limited partners of our operating partnership expressly acknowledge that the general partner of our operating partnership is acting for the benefit of our operating partnership, the limited partners (including us) and our stockholders collectively and that we are under no obligation to consider the separate interests of the limited partners (including, without limitation, the tax consequences to some or all of the limited partners) in deciding whether to cause our operating partnership to take, or decline to take, any actions. The partnership agreement provides that in the event of a conflict between the interests of our stockholders on the one hand, and the limited partners of our operating partnership on the other hand, the general partner will endeavor in good faith to resolve the conflict in a manner not adverse to either our stockholders or the limited partners, provided however, that so long as we own a controlling interest in our operating partnership, any such conflict that the general partner, in its sole and absolute discretion, determines cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders, and neither the general partner nor our company will be liable for monetary damages for losses sustained, liabilities incurred or benefits not derived by the limited partners in connection with such decisions.

        To the extent permitted by applicable law, the partnership agreement will provide for the indemnification of the general partner, and our officers, directors, employees, agents and any other persons we may designate from and against any and all claims arising from operations of our operating partnership in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, unless it is established by a court of competent jurisdiction that:

  •
  the act or omission of the indemnitee was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the indemnitee actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the indemnitee had reasonable cause to believe that the act or omission was unlawful.

        Similarly, the general partner of our operating partnership, and our officers, directors, agents or employees, will not be liable for monetary damages to our operating partnership or the limited partners for losses sustained or liabilities incurred as a result of errors in judgment or mistakes of fact or law or of any act or omission so long as any such party acted in good faith.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Term

        Our operating partnership will continue indefinitely or until sooner dissolved upon:

  •
  the bankruptcy, dissolution, removal or withdrawal of the general partner (unless the limited partners elect to continue the partnership);

  •
  the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

  •
  the redemption of all common units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more limited partners; or

  •
  an election by us in our capacity as the general partner.

Tax Matters

        The partnership agreement will provide that the sole general partner of our operating partnership will be partnership representative of our operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of our operating partnership.

PRINCIPAL STOCKHOLDERS

        The following table sets forth, as of the completion of this offering, certain information regarding the beneficial ownership of shares of our common stock and shares of common stock issuable upon redemption of common units and LTIP units immediately following the completion of this offering and the formation transactions for (1) each person who is expected to be the beneficial owner of 5% or more of our outstanding common stock immediately following the completion of this offering, (2) each of our directors, director nominees and named executive officers, and (3) all of our directors, director nominees and executive officers as a group. This table assumes that the formation transactions and this offering are completed, and gives effect to the expected issuance of common stock and common units in connection with this offering and the formation transactions (based on the midpoint of the price range set forth on the front cover of this prospectus). Each person named in the table has sole voting and investment power with respect to all of the shares of our common stock shown as beneficially owned by such person, except as otherwise set forth in the footnotes to the table. The extent to which a person will hold shares of common stock as opposed to common units or LTIP units is set forth in the footnotes below.

        The SEC has defined "beneficial ownership" of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A stockholder is also deemed to be, as of any date, the beneficial owner of all securities that such stockholder has the right to acquire within 60 days after that date through (1) the exercise of any option, warrant or right, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options or other rights (as set forth above) held by that person that are exercisable as of the completion of this offering or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person.

        Unless otherwise indicated, the address of each named person is c/o Priam Properties Inc., 102 Woodmont Boulevard, Suite 100, Nashville, Tennessee 37205. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security for a loan.

Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned(1)	Number of Shares and Common Units Beneficially Owned		Percentage of All Shares	Percentage of All Shares and Units(3)
Abhishek Mathur			(2)			(4)
Brian C. Adams			(2)			(5)
W. Michael Madden			(2)			(6)
Michael E. Harris
Michael A. Koban Jr.
All executive officers and directors as a group (6 people)

*
Less than 1.0%

(1)
Represents number of shares of restricted common stock expected to be granted to the named individual pursuant to the 2018 Equity Incentive Plan concurrently with the completion of this offering, based upon an assumed public offering price equal to the midpoint of the price range set forth on the front cover of this prospectus.

(2)
Represents                and                common units owned indirectly by Messrs. Mathur and Adams and their respective affiliates, respectively, as a result of their indirect ownership interests in the entities receiving common units in the formation transactions and                ,                 and                LTIP units expected to be granted to Messrs. Mathur, Adams and Madden, respectively, pursuant to the 2018 Equity Incentive Plan concurrently with the completion of this offering and the formation transactions, based upon an assumed public offering price equal to the midpoint of the price range set forth on the front cover of this prospectus.

(3)
Assumes an aggregate of            shares of common stock, an aggregate of            common units (other than common units to be held by us) and an aggregate of                LTIP units are outstanding immediately following this offering.

(4)
Includes an aggregate of            common units to be held by trusts established by Mr. Mathur for the benefit of family members as a result of Mr. Mathur's indirect ownership interests in the entities receiving common units in the formation transactions and            LTIP units to be

  granted to Mr. Mathur under the 2018 Equity Incentive Plan concurrently with the completion of this offering. Mr. Mathur disclaims beneficial ownership of the common units held by trusts established for the benefit of family members, except to the extent of his pecuniary interest therein.

(5)
Includes an aggregate of                common units to be held by trusts established by Mr. Adams for the benefit of family members as a result of Mr. Adam's indirect ownership interests in the entities receiving common units in the formation transactions and                LTIP units to be granted to Mr. Adams under the 2018 Equity Incentive Plan concurrently with the completion of this offering. Mr. Adams disclaims beneficial ownership of the common units held by trusts established for the benefit of family members, except to the extent of his pecuniary interest therein.

(6)
Includes an aggregate of                LTIP units to be granted to Mr. Madden under the 2018 Equity Incentive Plan concurrently with the completion of this offering.

 DESCRIPTION OF OUR CAPITAL STOCK

        The following is a summary of the material terms of our capital stock and certain terms of our charter and bylaws as we expect they will be at the time of completion of this offering and the formation transactions. For a complete description, we refer you to the MGCL and to our charter and bylaws. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        Upon completion of this offering we will be authorized to issue 600,000,000 shares of stock, consisting of 500,000,000 shares of common stock, $0.01 par value per share, or our common stock, and 100,000,000 shares of preferred stock, $0.01 par value per share, or our preferred stock. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action on the part of our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. As of the date of this prospectus, we had 1,000 outstanding shares of common stock and no outstanding shares of preferred stock. Upon completion of this offering, the formation transactions and the grants of restricted stock described elsewhere in this prospectus,                     shares of our common stock will be issued and outstanding and no shares of our preferred stock will be issued and outstanding. Under Maryland law, stockholders generally are not liable for a corporation's debts or obligations.

Common Stock

        Subject to the preferential rights, if any, of holders of any other class or series of stock and to the provisions of our charter regarding restrictions on ownership and transfer of our stock, holders of our common stock:

  •
  have the right to receive ratably any distributions from funds legally available therefor, when, as and if authorized by our board of directors and declared by us; and

  •
  are entitled to share ratably in the assets of our company legally available for distribution to the holders of our common stock in the event of our liquidation, dissolution or winding up of our affairs.

        There generally are no redemption, sinking fund, conversion, preemptive or appraisal rights with respect to our common stock.

        Subject to the provisions of our charter regarding restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors and, except as may be provided with respect to any other class or series of stock, the holders of such shares will possess the exclusive voting power. There is no cumulative voting in the election of our directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the outstanding shares of our common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

Power to Reclassify and Issue Stock

        Our board of directors may classify any unissued shares of preferred stock, and reclassify any unissued shares of common stock or any previously classified but unissued shares of preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority over our common stock with respect to voting rights or distributions or upon liquidation, and authorize us to issue the newly classified shares. Prior to the issuance of shares of each class or series, our board of directors is required by the MGCL and our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms and conditions of redemption for each such class or series. These actions can be taken without stockholder approval, unless stockholder approval is required by applicable law, the terms of any other class or series of our stock or the rules of any stock exchange or automated quotation system on which our stock may be then listed or quoted.

Power to Increase or Decrease Authorized Stock and Issue Additional Shares of Our Common Stock and Preferred Stock

        Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series without stockholder approval. We believe that the power of our board of directors to increase or decrease the number of authorized shares of stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to cause us to issue such shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as the additional shares of stock, will be available for future issuance without further action by our stockholders, unless such action is required by applicable law, the terms of any other class or series of stock or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change in control of our company that might involve a premium price for our stockholders or otherwise be in their best interests.

Restrictions on Ownership and Transfer

        In order to qualify as a REIT under the Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made).

        Because our board of directors believes it is at present essential for us to qualify as a REIT, among other purposes, our charter, subject to certain exceptions, will contain restrictions on the number of our shares of stock that a person may own. Our charter provides that, subject to certain exceptions, no person may beneficially or constructively own more than 9.8% in value or in number of shares, whichever is more restrictive, of the outstanding shares of any class or series of our capital stock, or the Ownership Limit.

        Our charter will also prohibit any person from:

  •
  beneficially owning shares of our capital stock to the extent that such beneficial ownership would result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year);

  •
  transferring shares of our capital stock to the extent that such transfer would result in our shares of capital stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

  •
  beneficially or constructively owning shares of our capital stock to the extent such beneficial or constructive ownership would cause us to constructively own 9.9 percent or more of the ownership interests in a tenant (other than a taxable REIT subsidiary) of our real property within the meaning of Section 856(d)(2)(B) of the Code; or

  •
  beneficially or constructively owning or transferring shares of our capital stock if such beneficial or constructive ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

        Our board of directors, in its sole discretion, may prospectively or retroactively exempt a person from certain of the limits described in the paragraph above and may establish or increase an excepted holder percentage limit for that person. The person seeking an exemption must provide to our board of directors any representations, covenants and undertakings that our board of directors may deem appropriate in order to conclude that granting the exemption will not cause us to lose our status as a REIT. Our board of directors may not grant an exemption to any person if that exemption would result in our failing to qualify as a REIT. Our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our status as a REIT.

        Notwithstanding the receipt of any ruling or opinion, our board of directors may impose such guidelines or restrictions as it deems appropriate in connection with granting such exemption. In connection with granting a waiver of the ownership limit or creating an exempted holder limit or at any other time, our board of directors from time to time may increase or decrease the ownership limit, subject to certain exceptions.

        Any attempted transfer of shares of our capital stock which, if effective, would violate any of the restrictions described above will result in the number of shares of our capital stock causing the violation (rounded up to the nearest whole share) to be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, except that any transfer that results in the violation of the restriction relating to shares of our capital stock being beneficially owned by fewer than 100 persons will be void ab initio. In either case, the proposed transferee will not acquire any rights in those shares. The automatic transfer will be deemed to be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Shares held in the trust will be issued and outstanding shares. The proposed transferee will not benefit economically from ownership of any shares held in the trust, will have no rights to dividends or other distributions and will have no rights to vote or other rights attributable to the shares held in the trust. The trustee of the trust will have all voting rights and rights to dividends or other distributions with respect to shares held in the trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid prior to our discovery that shares have been transferred to the trust will be paid by the recipient to the trustee upon demand. Any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or other distribution paid to the trustee will be held in trust for the charitable beneficiary. Subject to Maryland law, the trustee will have the authority (i) to rescind as void any vote cast by the proposed transferee prior to our discovery that the shares have been transferred to the trust and (ii) to recast the vote in accordance with the desires of the trustee acting for the benefit of the charitable beneficiary. However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast the vote.

        Within 20 days of receiving notice from us that shares of our stock have been transferred to the trust, the trustee will sell the shares to a person, designated by the trustee, whose ownership of the shares will not violate the above ownership and transfer limitations. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee and to the charitable beneficiary as follows. The proposed transferee will receive the lesser of (i) the price paid by the proposed transferee for the shares or, if the proposed transferee did not give value for the shares in connection with the event causing the shares to be held in the trust (e.g., a gift, devise or other similar transaction), the market price (as defined in our charter) of the shares on the day of the event causing the shares to be held in the trust and (ii) the price per share received by the trustee (net of any commission and other expenses of sale) from the sale or other disposition of the shares. The trustee may reduce the amount payable to the proposed transferee by the amount of dividends or other distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. Any net sale proceeds in excess of the amount payable to the proposed transferee will be paid immediately to the charitable beneficiary. If, prior to our discovery that our shares of our stock have been transferred to the trust, the shares are sold by the proposed transferee, then (i) the shares shall be deemed to have been sold on behalf of the trust and (ii) to the extent that the proposed transferee received an amount for the shares that exceeds the amount he or she was entitled to receive, the excess shall be paid to the trustee upon demand.

        In addition, shares of our stock held in the trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in the transfer to the trust (or, in the case of a devise or gift, the market price at the time of the devise or gift) and (ii) the market price on the date we, or our designee, accept the offer, which we may reduce by the amount of dividends and distributions paid to the proposed transferee and owed by the proposed transferee to the trustee. We will have the right to accept the offer until the trustee has sold the shares. Upon a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the proposed transferee.

        If a transfer to a charitable trust, as described above, would be ineffective for any reason to prevent a violation of a restriction, the transfer that would have resulted in a violation will be void ab initio, and the proposed transferee shall acquire no rights in those shares.

        Any certificate representing shares of our capital stock, and any notices delivered in lieu of certificates with respect to the issuance or transfer of uncertificated shares, will bear a legend referring to the restrictions described above.

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, or any person who would have owned shares of our capital stock that resulted in a transfer of shares to a charitable trust, is required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days' prior written notice, and provide us with such other information as we may request in order to determine the effect of the transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

        Every owner of more than 5% (or any lower percentage as required by the Code or the regulations promulgated thereunder) in number or value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, is required to give us written notice, stating his or her name and address, the number of shares of each class and series of shares of our capital stock that he or she beneficially owns and a description of the manner in which the shares are held. Each of these owners must provide us with additional information that we may request in order to determine the effect, if any, of his or her beneficial ownership on our status as a REIT and to ensure compliance with the ownership limits. In addition, each stockholder will upon demand be required to provide us with information that we may request in good faith in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine our compliance.

        These ownership limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders.

Transfer Agent and Registrar

        We intend for the transfer agent and registrar for our common stock to be American Stock Transfer and Trust Company, LLC.

CERTAIN PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

        Although the following summary describes certain provisions of Maryland law and the material provisions of our charter and bylaws, it is not a complete description of our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus is a part, or of Maryland law. See "Where You Can Find More Information."

Our Board of Directors

        Our charter and bylaws provide that the number of directors of our company may be established, increased or decreased by our board of directors, but may not be less than the minimum number required under the MGCL, which is one, or, unless our bylaws are amended, more than fifteen. We have elected by a provision of our charter to be subject to a provision of Maryland law requiring that, subject to the rights of holders of one or more classes or series of preferred stock, any vacancy may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the full term of the directorship in which such vacancy occurred and until his or her successor is duly elected and qualifies.

        Each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors, and directors will be elected by a plurality of the votes cast in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.

Removal of Directors

        Our charter provides that, subject to the rights of holders of one or more classes or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause (as defined in our charter) and only by the affirmative vote of holders of shares entitled to cast at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacant directorships, may preclude stockholders from removing incumbent directors except for cause and by a substantial affirmative vote and from filling the vacancies created by such removal with their own nominees.

Resignation Policy for Directors

        Directors are elected by a plurality of votes cast. Our board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by our company, submit a written resignation offer to our board of directors for consideration by our nominating and corporate governance committee. Our nominating and corporate governance committee will consider the resignation offer and, within 60 days following certification by our company of the stockholder vote with respect to such election, will make a recommendation to our board of directors concerning the acceptance or rejection of the resignation offer. Our board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by our company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of our board of directors. Our board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (i.e., any person (other than the corporation or any subsidiary) who beneficially owns 10% or more of the voting power of the corporation's outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock, or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding stock of the corporation after the date on which the corporation had 100 or more beneficial owners of its stock) or an affiliate of an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by it.

        The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors prior to the time that the interested stockholder became an interested stockholder. As permitted by the MGCL, our board of directors has adopted a resolution exempting any business combination between us and any other person from the provisions of this statute, provided that the business combination is first approved by our board of directors (including a majority of directors who are not affiliates or associates of such persons). However, our board of directors may repeal or modify this resolution at any time in the future, in which case the applicable provisions of this statute will become applicable to business combinations between us and interested stockholders.

Control Share Acquisitions

        The MGCL provides that holders of "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights with respect to those shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast by stockholders entitled to vote generally in the election of directors, excluding votes cast by (1) the person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (1) one-tenth or more but less than one-third, (2) one-third or more but less than a majority or (3) a majority or more of all voting power. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to, among other things, (1) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (2) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any acquisition by any person of shares of our stock. There can be no assurance that such provision will not be amended or eliminated at any time in the future by our board of directors.

Subtitle 8, Also Known as the Maryland Unsolicited Takeover Act

        Subtitle 8 of Title 3 of the MGCL, which is commonly referred to as the Maryland Unsolicited Takeover Act, permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors, without stockholder approval, and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide, respectively, that:

  •
  the corporation's board of directors will be divided into three classes;

  •
  the affirmative vote of two-thirds of the votes cast in the election of directors generally is required to remove a director;

  •
  the number of directors may be fixed only by vote of the directors;

  •
  a vacancy on its board of directors be filled only by the remaining directors and that directors elected to fill a vacancy will serve for the remainder of the full term of the class of directors in which the vacancy occurred; and

  •
  the request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting is required for the calling of a special meeting of stockholders.

        We will elect in our charter to be subject to the provision of Subtitle 8 providing that vacancies on our board of directors may be filled only by the remaining directors, even if such remaining directors do not constitute a quorum. Our charter prohibits us from electing to be subject to each of the other provisions of Subtitle 8 unless a proposal to repeal such prohibition with respect to any section of Subtitle 8 is approved by the affirmative vote of at least a majority of the votes cast on the matter by our stockholders entitled to vote generally in the election of our directors. In addition, without our having elected to be subject to Subtitle 8, our charter and bylaws already (1) require the affirmative vote of holders of shares entitled to cast at least two-thirds of all the votes entitled to be cast generally in the election of directors to remove a director from our board of directors, (2) vest in our board of directors the exclusive power to fix the number of directors and (3) require, unless called by our chairman, our President and Chief Executive Officer or our board of directors, the request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting to call a special meeting. Our board of directors is not currently classified.

Meetings of Stockholders

        Pursuant to our bylaws, an annual meeting of our stockholders for the purpose of the election of directors and the transaction of any business will be held on a date and at the time and place set by our board of directors. Each of our directors is elected by our stockholders to serve until the next annual meeting and until his or her successor is duly elected and qualifies under Maryland law. In addition, our chairman, President and Chief Executive Officer or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be considered by our stockholders will also be called by our Secretary upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter, accompanied by the information required by our bylaws. Our Secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and mailing the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our Secretary may prepare and mail the notice of the special meeting.

Amendments to Our Charter and Bylaws

        Under the MGCL, a Maryland corporation generally cannot amend its charter unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. Except for certain amendments related to the removal of directors and the restrictions on ownership and transfer of our stock and the vote required to amend those provisions (which must be declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Our board of directors, with the approval of a majority of the entire board, and without any action by our stockholders, may also amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series we are authorized to issue.

        Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Extraordinary Transactions

        Under the MGCL, a Maryland corporation generally cannot dissolve, merge, sell all or substantially all of its assets, engage in a statutory share exchange or engage in similar transactions outside the ordinary course of business unless approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation's charter. As permitted by the MGCL, our charter provides that any of these actions may be approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. Many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders.

Appraisal Rights

        Our charter provides that our stockholders generally will not be entitled to exercise statutory appraisal rights.

Dissolution

        Our dissolution must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by our stockholders at an annual meeting of stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting (or any postponement or adjournment thereof) on the election of the individual so nominated or such other business and who has complied with the advance notice procedures set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee or business proposal, as applicable.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made at a special meeting of stockholders at which directors are to be elected only (1) by or at the direction of our board of directors or (2) provided that the special meeting has been properly called in accordance with our bylaws for the purpose of electing directors, by a stockholder who was a stockholder of record at the record date for the meeting, at the time of giving of notice and at the time of the meeting (or any postponement or adjournment thereof), who is entitled to vote at the meeting (or any postponement or adjournment thereof) on the election of each individual so nominated and who has complied with the advance notice provisions set forth in our bylaws, including a requirement to provide certain information about the stockholder and its affiliates and the nominee.

Proxy Access

        Our bylaws permit a stockholder, or group of up to 20 stockholders, owning at least 3% of our outstanding common stock continuously for at least the prior three years to nominate a candidate for election to the board of directors and inclusion in our proxy materials for the annual meeting of stockholders, provided that the total number of all stockholder nominees included in our proxy materials shall not exceed the greater of (i) one or (ii) 20% (rounded down) of the number of directors then serving on our board of directors. The foregoing proxy access right is subject to additional eligibility, procedural and disclosure requirements set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and Our Charter and Bylaws

        Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for our common stock or otherwise be in the best interests of our stockholders, including:

  •
  supermajority vote and cause requirements for removal of directors;

  •
  requirement that stockholders holding at least a majority of our outstanding common stock must act together to make a written request before our stockholders can require us to call a special meeting of stockholders;

  •
  provisions that vacancies on our board of directors may be filled only by the remaining directors for the full term of the directorship in which the vacancy occurred;

  •
  the power of our board of directors, without stockholder approval, to increase or decrease the aggregate number of authorized shares of stock or the number of shares of any class or series of stock;

  •
  the power of our board of directors to cause us to issue additional shares of stock of any class or series and to fix the terms of one or more classes or series of stock without stockholder approval;

  •
  the restrictions on ownership and transfer of our stock; and

  •
  advance notice requirements for director nominations and stockholder proposals.

        Likewise, if the resolution opting out of the business combination provisions of the MGCL was repealed, or the business combination is not approved by our board of directors, or the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded, these provisions of the MGCL could have similar anti-takeover effects.

Exclusive Forum

        Our bylaws provide that, unless we consent in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that court does not have jurisdiction, the United States District Court for the District of Maryland, Baltimore Division, will be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on our behalf, (c) any action asserting a claim of breach of any duty owed by any of our directors, officers or other employees to us or to our stockholders, (d) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the MGCL or our charter or bylaws or (e) any action asserting a claim against us or any of our directors, officers or other employees that is governed by the internal affairs doctrine. This provision does not cover claims made by stockholders pursuant to the securities laws of the United States, or any rules or regulations promulgated thereunder.

Limitation of Liability and Indemnification of Directors and Officers

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision that eliminates such liability to the maximum extent permitted by Maryland law.

        Our charter and bylaws provide for indemnification of our officers and directors against liabilities to the maximum extent permitted by the MGCL, as amended from time to time.

        The MGCL requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. The MGCL permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, and then only for expenses. In addition, the MGCL permits a Maryland corporation to advance reasonable expenses to a director or officer upon its receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of such a proceeding to:

  •
  any present or former director or officer of our company who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity; or

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served our accounting predecessor in any of the capacities described above and to any employee or agent of our company or any predecessor of ours, including our accounting predecessor.

        We will enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

REIT Qualification

        Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

SHARES ELIGIBLE FOR FUTURE SALE

General

        Upon completion of this offering, we will have            outstanding shares of our common stock (            shares if the underwriters' overallotment option is exercised in full). In addition, upon completion of this offering,            shares of our common stock will be reserved for future issuance upon redemption of common units issued in the formation transactions and            shares of our common stock will be available for future issuance under the 2018 Equity Incentive Plan.

        Of these shares, the            shares sold in this offering (            shares if the underwriters' overallotment option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares purchased in this offering by our "affiliates," as that term is defined by Rule 144 under the Securities Act. The remaining shares of common stock issued to our officers, directors and affiliates pursuant to the 2018 Equity Incentive Plan and the shares of our common stock issuable to officers, directors and affiliates upon redemption of common units will be "restricted shares" as defined in Rule 144.

        Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No assurance can be given as to (1) the likelihood that an active market for shares of our common stock will develop, (2) the liquidity of any such market, (3) the ability of the stockholders to sell the shares or (4) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price prevailing from time to time. Sales of substantial amounts of our common stock (including shares issued upon the redemption of common units), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. See "Risk Factors—Risks Related to this Offering."

        For a description of certain restrictions on transfers of shares of our common stock held by certain of our stockholders, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Rule 144

        After giving effect to this offering,            shares of our outstanding shares of common stock will be "restricted" securities under the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale and who has beneficially owned shares considered to be restricted securities under Rule 144 for at least six months would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned shares considered to be restricted securities under Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        An affiliate of ours who has beneficially owned shares of our common stock for at least six months would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

  •
  1.0% of the shares of our common stock then outstanding, which will equal approximately            shares immediately after this offering (        shares if the underwriters exercise their overallotment option in full); or

  •
  the average weekly trading volume of our common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to manner of sale provisions, notice requirements and the availability of current public information about us.

Redemption Rights

        In connection with the formation transactions, our operating partnership will issue an aggregate of      common units to the prior investors in the entities that own the properties in our portfolio. Beginning on or after the second anniversary of the completion of the formation transactions, limited partners of our operating partnership and certain qualifying assignees of the limited partners will have the right to require our operating partnership to redeem part or all of their common units for cash, or, at our election, for shares of our common stock on a one-for-one basis, subject to the restrictions on ownership and transfer of our stock set forth in our charter and described under the section titled "Description of Capital Stock—Restrictions on Ownership and Transfer." See "Description of the Partnership Agreement of Our Operating Partnership."

Registration Rights

        Pursuant to the terms of the partnership agreement of our operating partnership, we will agree to file, following the date on which the common units issued in the formation transactions become eligible for redemption, one or more registration statements on Form S-3 registering the issuance and resale of the common stock issuable upon redemption of the common units issued in connection with the formation transactions, including those issued to our officers, directors and their affiliates. We will agree to pay all of the expenses relating to such registration statements, except for any brokerage and sale commission fees and disbursements of each holder's counsel, accountants and other advisors, and any transfer taxes relating to the sale or disposition of shares of common stock by such holder.

Equity Incentive Plan

        We intend to adopt the 2018 Equity Incentive Plan immediately prior to the completion of this offering. The plan will provide for the grant of various types of incentive awards to directors, officers, employees and consultants of our company and our subsidiaries and affiliates, including our operating partnership. An aggregate of             shares of our common stock are authorized for issuance under the 2018 Equity Incentive Plan, of which            shares (based on the midpoint of the price range set forth on the front cover of this prospectus) will be granted to our directors upon completion of this offering and will be subject to the lock-up agreements discussed below. After giving effect to grants of LTIP units and shares of restricted common stock concurrently with the completion of this offering, we expect that an aggregate of            LTIP units and            shares of our common stock will be available for future issuance under the 2018 Equity Incentive Plan.

        We intend to file with the SEC a Registration Statement on Form S-8 covering the shares of common stock issuable under the 2018 Equity Incentive Plan. Shares of our common stock covered by this registration statement, including any shares of our common stock issuable upon the exercise of options or restricted shares of common stock, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

        In addition to the limits placed on the sale of our common stock by operation of Rule 144 and other provisions of the Securities Act, our directors, executive officers, director nominees and their affiliates have agreed with the underwriters of this offering, subject to certain exceptions, not to sell or otherwise transfer or encumber, or enter into any transaction that transfers, in whole or in part, directly or indirectly, any shares of common stock or securities convertible into, exchangeable for or exercisable for shares of common stock (including common units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days (subject to extension in certain circumstances) after the date of this prospectus, without the prior written consent of Robert W. Baird & Co. Incorporated.

        However, in addition to certain other exceptions, each of our directors, director nominees, executive officers and their respective affiliates may transfer or dispose of his or her shares during the lock-up period in the case of gifts or for estate planning purposes, provided that each transferee agrees to a similar lock-up agreement for the remainder of the lock-up period (including any extension period), the transfer does not involve a disposition for value, no report is required to be filed by the transferor under the Exchange Act as a result of the transfer and the transferor does not voluntarily effect any public filing or report regarding such transfer. See "Underwriting—No Sales of Similar Securities."

 MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

        This section summarizes the material federal income tax considerations that you, as a stockholder, may consider relevant in connection with the acquisition, ownership and disposition of our common stock and our election to be taxed as a REIT.

        Hunton Andrews Kurth LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein is accurate in all material respects. Because this section is a summary, it does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as:

  •
  insurance companies;

  •
  tax-exempt organizations (except to the limited extent discussed in "—Taxation of Tax-Exempt Stockholders" below);

  •
  financial institutions or broker-dealers;

  •
  non-U.S. individuals and foreign corporations (except to the limited extent discussed in "—Taxation of Non-U.S. Stockholders" below);

  •
  U.S. expatriates;

  •
  persons who mark-to-market our stock;

  •
  subchapter S corporations;

  •
  U.S. stockholders (as defined below) whose functional currency is not the U.S. dollar;

  •
  regulated investment companies and REITs;

  •
  trusts and estates;

  •
  holders who receive our stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding our stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons that own 10% or more of our stock; and

  •
  persons holding our stock through a partnership or similar pass-through entity.

        This summary assumes that stockholders hold our stock as capital assets for federal income tax purposes, which generally means property held for investment.

        The statements in this section are not intended to be, and should not be construed as, tax advice. The statements in this section are based on the Code, current, temporary and proposed Treasury regulations, the legislative history of the Code, current administrative interpretations and practices of the IRS, and court decisions. The reference to IRS interpretations and practices includes the IRS practices and policies endorsed in private letter rulings, which are not binding on the IRS except with respect to the taxpayer that receives the ruling. In each case, these sources are relied upon as they exist on the date of this summary. Future legislation, Treasury regulations, administrative interpretations and court decisions could change current law or adversely affect existing interpretations of current law on which the information in this section is based. Any such change could apply retroactively. We have not received any rulings from the IRS concerning our qualification as a REIT. Accordingly, even if there is no change in the applicable law, no assurance can be provided that the statements made in the following discussion, which do not bind the IRS or the courts, will not be challenged by the IRS or will be sustained by a court if so challenged.

        WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND SALE OF OUR STOCK AND OF OUR ELECTION TO BE TAXED AS A REIT. SPECIFICALLY, YOU SHOULD CONSULT YOUR TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN, AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION, AND REGARDING POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

Taxation of our Company

        We have elected to be taxed as a pass-through entity under subchapter S of the Code, but intend to revoke our S election prior to the closing of this offering. We intend to elect to be taxed as a REIT for federal income tax purposes commencing with our short taxable year ending December 31, 2018. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurances can be given that we will operate in a manner so as to qualify or remain qualified as a REIT. This section discusses the laws governing the federal income tax treatment of a REIT and its stockholders. These laws are highly technical and complex.

        The following discussion sets forth only the material aspects of these laws. This summary is qualified in its entirety by the applicable Code provisions and the related Treasury Regulations and administrative and judicial interpretations thereof.

        In connection with this offering, Hunton Andrews Kurth LLP will render an opinion prior to the effectiveness of the registration statement of which this prospectus forms a part that, commencing with our short taxable year ending December 31, 2018, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our proposed method of operations will enable us to satisfy the requirements for qualification and taxation as a REIT under the Code for our short taxable year ending December 31, 2018 and subsequent taxable years. Investors should be aware that Hunton Andrews Kurth LLP's opinion is based upon customary assumptions, will be conditioned upon certain representations made by us as to factual matters, including representations regarding the nature of our assets and the conduct of our business, is not binding upon the IRS or any court, and speaks as of the date issued. In addition, Hunton Andrews Kurth LLP's opinion will be based on existing federal income tax law governing qualification as a REIT, which is subject to change either prospectively or retroactively. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet on a continuing basis, through actual annual and quarterly operating results, certain qualification tests set forth in the federal income tax laws. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our capital stock ownership, and the percentage of our earnings that we distribute. Hunton Andrews Kurth LLP will not review our compliance with those tests on a continuing basis. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy such requirements. Hunton Andrews Kurth LLP's opinion does not foreclose the possibility that we may have to use one or more of the REIT savings provisions described below, which would require us to pay an excise or penalty tax (which could be material), in order for us to maintain our REIT qualification. For a discussion of the tax consequences of our failure to qualify as a REIT, see "—Failure to Qualify as a REIT."

        If we qualify as a REIT, we generally will not be subject to federal income tax on the taxable income that we distribute to our stockholders. The benefit of that tax treatment is that it avoids the "double taxation," or taxation at both the corporate and stockholder levels, that generally results from owning stock in a corporation. However, we will be subject to federal tax in the following circumstances:

  •
  We will pay federal income tax on any taxable income, including undistributed net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

  •
  We will pay income tax at the highest corporate rate on:

  •
  net income from the sale or other disposition of property acquired through foreclosure ("foreclosure property") that we hold primarily for sale to customers in the ordinary course of business; and

  •
  other non-qualifying income from foreclosure property.

  •
  We will pay a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

  •
  If we fail to satisfy one or both of the 75% gross income test or the 95% gross income test, as described below under "—Gross Income Tests," and nonetheless continue to qualify as a REIT because we meet other requirements, we will pay a 100% tax on:

  •
  the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test, in either case, multiplied by

  •
  a fraction intended to reflect our profitability.

  •
  If we fail to distribute during a calendar year at least the sum of (i) 85% of our REIT ordinary income for the year, (ii) 95% of our REIT capital gain net income for the year, and (iii) any undistributed taxable income required to be distributed from earlier periods, we will pay a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distribute.

  •
  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we made a timely designation of such gain to the stockholders) and would receive a credit or refund for its proportionate share of the tax we paid.

  •
  We will be subject to a 100% excise tax on transactions with any TRS that are not conducted on an arm's-length basis.

  •
  If we fail any of the asset tests, other than a de minimis failure of the 5% asset test, the 10% vote test or 10% value test, as described below under "—Asset Tests," as long as the failure was due to reasonable cause and not to willful neglect, we file a description of each asset that caused such failure with the IRS, and we dispose of the assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure, we will pay a tax equal to the greater of $50,000 or the highest federal income tax rate then applicable to U.S. corporations on the net income from the non-qualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, and such failure is due to reasonable cause and not to willful neglect, we will be required to pay a penalty of $50,000 for each such failure.

  •
  If we acquire any asset from a C corporation, or a corporation that generally is subject to full corporate-level tax, in a merger or other transaction in which we acquire a basis in the asset that is determined by reference either to the C corporation's basis in the asset or to another asset, we will pay tax at the highest regular corporate rate applicable if we recognize gain on the sale or disposition of the asset during the five-year period after we acquire the asset provided no election is made for the transaction to be taxable on a current basis. The amount of gain on which we will pay tax is the lesser of:

  •
  the amount of gain that we recognize at the time of the sale or disposition, and

  •
  the amount of gain that we would have recognized if we had sold the asset at the time we acquired it.

  •
  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT's stockholders, as described below in "—Recordkeeping Requirements."

  •
  The earnings of our lower-tier entities that are subchapter C corporations, including any TRS we form in the future, will be subject to federal corporate income tax.

        In addition, notwithstanding our qualification as a REIT, we also may have to pay certain state and local income taxes because not all states and localities treat REITs in the same manner that they are treated for federal income tax purposes. Moreover, as further described below, any TRS we form the future will be subject to federal, state and local corporate income tax on their taxable income.

Requirements for Qualification as a REIT
        A REIT is a corporation, trust, or association that meets each of the following requirements:

  1.
  It is managed by one or more trustees or directors.

  2.
  Its beneficial ownership is evidenced by transferable shares, or by transferable certificates of beneficial interest.

  3.
  It would be taxable as a domestic corporation, but for the REIT provisions of the federal income tax laws.

  4.
  It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws.

  5.
  At least 100 persons are beneficial owners of its shares or ownership certificates.

  6.
  Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the Code defines to include certain entities, during the last half of any taxable year.

  7.
  It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the IRS that must be met to elect and maintain REIT status.

  8.
  It meets certain other qualification tests, described below, regarding the nature of its income and assets and the amount of its distributions to stockholders.

  9.
  It uses a calendar year for federal income tax purposes and complies with the recordkeeping requirements of the federal income tax laws.

        We must meet requirements 1 through 4, 7, 8 and 9 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. Requirements 5 and 6 will apply to us beginning with our 2019 taxable year. If we comply with all the requirements for ascertaining the ownership of our outstanding stock in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining stock ownership under requirement 6, an "individual" generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An "individual," however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our stock in proportion to their actuarial interests in the trust for purposes of requirement 6.

        Our charter provides restrictions regarding the transfer and ownership of shares of our capital stock. See "Description of Stock—Restrictions on Ownership and Transfer." We believe that we will issue sufficient stock with sufficient diversity of ownership to allow us to satisfy requirements 5 and 6 above. The restrictions in our charter are intended (among other things) to assist us in continuing to satisfy requirements 5 and 6 above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy such share ownership requirements. If we fail to satisfy these share ownership requirements, our qualification as a REIT may terminate. For purposes of requirement 9, we have adopted December 31 as our year end, and thereby satisfy this requirement.

        Qualified REIT Subsidiaries.    A corporation that is a "qualified REIT subsidiary" is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a "qualified REIT subsidiary" are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A "qualified REIT subsidiary" is a corporation, other than a TRS, all of the stock of which is owned by the REIT. Thus, in applying the requirements described herein, any "qualified REIT subsidiary" that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.

        Other Disregarded Entities and Partnerships.    An unincorporated domestic entity, such as a limited liability company, that has a single owner for federal income tax purposes generally is not treated as an entity separate from its owner for federal income tax purposes. An unincorporated domestic entity with two or more owners generally is treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its proportionate share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Our proportionate share for purposes of the 10% value test (see "—Asset Tests") is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our proportionate interest in the capital interests in the partnership. Our proportionate share of the assets, liabilities, and items of income of any partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an equity interest, directly or indirectly, will be treated as our assets and gross income for purposes of applying the various REIT qualification requirements.

        We have control of our operating partnership and intend to control any subsidiary partnerships and limited liability companies, and we intend to operate them in a manner consistent with the requirements for our qualification as a REIT. We may from time to time be a limited partner or non-managing member in some of our partnerships and limited liability companies. If a partnership or limited liability company in which we own an interest takes or expects to take actions that could jeopardize our status as a REIT or require us to pay tax, we may be forced to dispose of our interest in such entity. In addition, it is possible that a partnership or limited liability company could take an action that could cause us to fail a gross income or asset test, and that we would not become aware of such action in time to dispose of our interest in the partnership or limited liability company or take other corrective action on a timely basis. In that case, we could fail to qualify as a REIT unless we were entitled to relief, as described below.

        Taxable REIT Subsidiaries.    A REIT may own up to 100% of the shares of one or more TRSs. A TRS is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a TRS. A corporation (other than a REIT) of which a TRS directly or indirectly owns more than 35% of the voting power or value of the outstanding securities will automatically be treated as a TRS. We are not treated as holding the assets of a TRS or as receiving any income that the TRS earns. Rather, the stock issued by a TRS to us is an asset in our hands, and we treat the distributions paid to us from such TRS, if any, as dividend income to the extent of the TRS's current and accumulated earnings and profits. This treatment may affect our compliance with the gross income and asset tests. Because we do not include the assets and income of TRSs in determining our compliance with the REIT requirements, we may use such entities to undertake indirectly activities that the REIT rules might otherwise preclude us from doing directly or through pass-through subsidiaries. Overall, no more than 20% of the value of a REIT's assets may consist of stock or securities of one or more TRSs.

        A TRS pays income tax at regular corporate rates on any income that it earns. In addition, the TRS rules limit the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. In addition, overall limitations on the deductibility of net interest expense by businesses could apply to any TRS. Further, the rules impose a 100% excise tax on transactions between a TRS and its parent REIT or the REIT's tenants that are not conducted on an arm's-length basis, such as any redetermined rents, redetermined deductions, excess interest or redetermined TRS service income. In general, redetermined rents are rents from real property that are overstated as a result of any services furnished to any of our tenants by a TRS of ours, redetermined deductions and excess interest represent any amounts that are deducted by a TRS of ours for amounts paid to us that are in excess of the amounts that would have been deducted based on arm's length negotiations, and redetermined TRS service income is income of a TRS that is understated as a result of services provided to us or on our behalf. Rents we receive will not constitute redetermined rents if they qualify for certain safe harbor provisions contained in the Code. Dividends paid to us from a TRS, if any, will be treated as dividend income received from a corporation. The foregoing treatment of TRSs may reduce the cash flow generated by us and our subsidiaries in the aggregate and our ability to make distributions to our stockholders and may affect our compliance with the gross income tests and asset tests.

        Rent that we receive from a TRS will qualify as "rents from real property" as long as (1) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (2) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space, as described in further detail below under "—Gross Income Tests—Rents from Real Property." If we lease space to a TRS in the future, we intend to comply with these requirements. Any TRS we form in the future will be subject to corporate income tax on their taxable income.

Gross Income Tests

        We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

  •
  rents from real property;

  •
  interest on debt secured by mortgages on real property, or on interests in real property, and, interest on debt secured by mortgages on both real and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

  •
  dividends or other distributions on, and gain from the sale of, shares in other REITs;

  •
  gain from the sale of real estate assets;

  •
  income and gain derived from foreclosure property; and

  •
  income derived from the temporary investment of new capital that is attributable to the issuance of our stock or a public offering of our debt with a maturity date of at least five years and that we receive during the one-year period beginning on the date on which we received such new capital.

        Although a debt instrument issued by a "publicly offered REIT" (i.e., a REIT that is required to file annual and periodic reports with the SEC under the Exchange Act) is treated as a "real estate asset" for the asset tests, neither the gain from the sale of such debt instruments nor interest on such debt instruments is treated as qualifying income for the 75% gross income test unless the debt instrument is secured by real property or an interest in real property.

        Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities, or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both the 75% and 95% gross income tests. In addition, income and gain from "hedging transactions" (as defined in "—Hedging Transactions") that we enter into to hedge indebtedness incurred or to be incurred to acquire or carry real estate assets and that are clearly and timely identified as such will be excluded from both the numerator and the denominator for purposes of the 75% and 95% gross income tests. In addition, certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. See "—Foreign Currency Gain." Finally, gross income attributable to cancellation of indebtedness income will be excluded from both the numerator and denominator for purposes of both of the gross income tests. The following paragraphs discuss the specific application of certain relevant aspects of the gross income tests to us.

        Rents from Real Property.    Rent that we receive for the use of our real property will qualify as "rents from real property," which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met:

  •
  First, the rent must not be based, in whole or in part, on the income or profits of any person, but may be based on a fixed percentage or percentages of receipts or sales.

  •
  Second, neither we nor a direct or indirect owner of 10% or more of our stock may own, actually or constructively, 10% or more of a tenant from whom we receive rent, other than a TRS.

  •
  Third, if the rent attributable to personal property leased in connection with a lease of real property is 15% or less of the total rent received under the lease, then the rent attributable to personal property will qualify as rents from real property. However, if the 15% threshold is exceeded, the rent attributable to personal property will not qualify as rents from real property.

  •
  Fourth, we generally must not operate or manage our real property or furnish or render services to our tenants, other than through an "independent contractor" who is adequately compensated and from whom we do not derive revenue. Furthermore, we may own up to 100% of the stock of a TRS which may provide customary and noncustomary services to our tenants without tainting our rental income for the related properties. However, we need not provide services through an "independent contractor" or a TRS, but instead may provide services directly to our tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor or a TRS, as long as our income from the services (valued at not less than 150% of our direct cost of performing such services) does not exceed 1% of our income from the related property.

        As described above, in order for the rent that we receive to constitute "rents from real property," several other requirements must be satisfied. First, rent must not be based in whole or in part on the income or profits of any person. Percentage rent, however, will qualify as "rents from real property" if it is based on percentages of receipts or sales and the percentages:

  •
  are fixed at the time the leases are entered into;

  •
  are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

  •
  conform with normal business practice.

        More generally, rent will not qualify as "rents from real property" if, considering the leases and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We intend to set and accept rents that are not to any extent determined by reference to any person's income or profits, in compliance with the rules above.

        Second, if we own, at any time during a taxable year, actually or constructively, 10% or more (measured by voting power or fair market value) of the stock of a corporate lessee, or 10% or more of the assets or net profits of any non-corporate lessee (each a "related party tenant"), other than a TRS, any income we receive from the lessee during the year will be non-qualifying income for purposes of the 75% and 95% gross income tests. The constructive ownership rules generally provide that, if 10% or more in value of our stock is owned, directly or indirectly, by or for any person, we are considered as owning the shares owned, directly or indirectly, by or for such person. We believe that all of our properties are and will be leased to third parties that do not constitute related party tenants. In addition, our charter prohibits transfers of our stock that would cause us to own actually or constructively, 10% or more of the ownership interests in any non-TRS lessee. Based on the foregoing, we should never own, actually or constructively, 10% or more of any lessee other than a TRS. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our stock, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee (or a subtenant, in which case only rent attributable to the subtenant is disqualified) other than a TRS at some future date. As described above, we may own up to 100% of the shares of one or more TRSs. Notwithstanding the foregoing, under an exception to the related-party tenant rule, rent that we receive from a TRS will qualify as "rents from real property" as long as (i) at least 90% of the leased space in the property is leased to persons other than TRSs and related-party tenants, and (ii) the amount paid by the TRS to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. The "substantially comparable" requirement must be satisfied when the lease is entered into, when it is extended, and when the lease is modified, if the modification increases the rent paid by the TRS. If the requirement that at least 90% of the leased space in the related property is rented to unrelated tenants is met when a lease is entered into, extended, or modified, such requirement will continue to be met as long as there is no increase in the space leased to any TRS or related party tenant. Any increased rent attributable to a modification of a lease with a TRS in which we own directly or indirectly more than

50% of the voting power or value of the stock (a "controlled TRS") will not be treated as "rents from real property." If in the future we receive rent from a TRS, we will seek to comply with this exception.

        Third, the rent attributable to the personal property leased in connection with the lease of a property must not be greater than 15% of the total rent received under the lease. The rent attributable to the personal property contained in a property is the amount that bears the same ratio to total rent for the taxable year as the average of the fair market values of the personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property contained in the property at the beginning and at the end of such taxable year (the "personal property ratio"). With respect to each of our leases, we believe either that the personal property ratio is less than 15% or that any rent attributable to excess personal property, when taken together with all of our other non-qualifying income, will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus potentially lose our REIT status.

        Fourth, except as described below, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an "independent contractor," but instead may provide services directly to our tenants, if the services are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not considered to be provided for the tenants' convenience. In addition, we may provide a minimal amount of "noncustomary" services to the tenants of a property, other than through an independent contractor, as long as our income from the services (valued at not less than 150% of our direct cost for performing such services) does not exceed 1% of our income from the related property. Finally, we may own up to 100% of the shares of one or more TRSs, which may provide noncustomary services to our tenants without tainting our rents from the related properties. We believe that we do not perform any services other than customary ones for our lessees other than services that are provided through independent contractors or TRSs.

        If a portion of the rent that we receive from a property does not qualify as "rents from real property" because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent that is attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. Thus, if such rent attributable to personal property, plus any other income that is non-qualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5% of our gross income during the year, we would lose our REIT qualification. If, however, the rent from a particular lease or property does not qualify as "rents from real property" because either (i) the rent is considered based on the income or profits of the related lessee, (ii) the lessee either is a related party tenant or fails to qualify for the exceptions to the related party tenant rule for qualifying TRSs or (iii) we furnish more than de minimis noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a TRS, none of the rent from that lease or property, as applicable, would qualify as "rents from real property." In that case, we might lose our REIT qualification because we would be unable to satisfy either the 75% or 95% gross income test. In addition to the rent, the lessees are required to pay certain additional charges. We believe that our leases are structured in a manner that will enable us to continue satisfy the REIT gross income tests.

        Interest.    For purposes of the 75% and 95% gross income tests, the term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of such amount depends in whole or in part on the income or profits of any person. However, interest generally includes the following:

  •
  an amount that is based on a fixed percentage or percentages of receipts or sales; and

  •
  an amount that is based on the income or profits of a debtor, as long as the debtor derives substantially all of its income from the real property securing the debt from leasing substantially all of its interest in the property, and only to the extent that the amounts received by the debtor would be qualifying "rents from real property" if received directly by a REIT.

        Interest on debt secured by a mortgage on real property or on interests in real property, including, for this purpose, discount points, prepayment penalties, loan assumption fees, and late payment charges that are not compensation for services, generally is qualifying income for purposes of the 75% gross income test. However, if a loan is secured by real property and other property and the highest principal amount of a loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of the date the REIT agreed to originate or acquire the loan or on the date the REIT modifies the loan (if the modification is treated as "significant" for federal income tax purposes), a portion of the interest income from such loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. The portion of the interest income that will not be qualifying income for purposes of the 75% gross income test will be equal to the portion of the principal amount of the loan that is not secured by real property—that is, the amount by which the loan exceeds the value of the real estate that is security for the loan. For purposes of this paragraph, however, we do not need to redetermine the fair market value of the real property securing a loan in connection with a loan modification that is occasioned by a borrower default or made at a time when we reasonably believe that the modification to the loan will substantially reduce a significant risk of default on the original loan. In addition, in the case of a loan that is secured by both real property and personal property, if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property securing the loan, then the personal property securing the loan will be treated as real property for purposes of determining whether the interest on such loan is qualifying income for purposes of the 75% gross income test.

        If a loan contains a provision that entitles a REIT to a percentage of the borrower's gain upon the sale of the real property securing the loan or a percentage of the appreciation in the property's value as of a specific date, income attributable to that loan provision will be treated as gain from the sale of the property securing the loan, which generally is qualifying income for purposes of both gross income tests assuming the loan is held for investment.

        Dividends.    Our share of any dividends received from any corporation (including any TRS, but excluding any REIT) in which we own an equity interest will qualify for purposes of the 95% gross income test but not for purposes of the 75% gross income test. Our share of any dividends received from any other REIT in which we own an equity interest, if any, will be qualifying income for purposes of both gross income tests.

        Fee Income.    We may receive various fees. Fee income generally will not be treated as qualifying income for purposes of the 75% and 95% gross income tests. Any fees earned by a TRS are not included for purposes of the gross income tests. We do not expect such amounts, if any, to be significant.

        Prohibited Transactions.    A REIT will incur a 100% tax on the net income (including foreign currency gain) derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. Net income derived from such prohibited transactions is excluded from gross income for purposes of the 75% and 95% gross income tests. We believe that none of our assets will be held primarily for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. A safe harbor to the characterization of the sale of property by a REIT as a prohibited transaction and the 100% prohibited transaction tax is available if the following requirements are met:

  •
  the REIT has held the property for not less than two years;

  •
  the aggregate expenditures made by the REIT, or any partner of the REIT, during the two-year period preceding the date of the sale that are includable in the basis of the property do not exceed 30% of the selling price of the property;

  •
  either (i) during the year in question, the REIT did not make more than seven sales of property other than foreclosure property or sales to which Section 1031 or 1033 of the Code applies, (ii) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 10% of the aggregate bases of all of the assets of the REIT at the beginning of the year, (iii) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 10% of the aggregate fair market value of all of the assets of the REIT at the beginning of the year, (iv) (a) the aggregate adjusted bases of all such properties sold by the REIT during the year did not exceed 20% of the aggregate adjusted bases of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT's properties (measured by adjusted bases) taking into account the current and two prior years did not exceed 10%, or (v) (a) the aggregate fair market value of all such properties sold by the REIT during the year did not exceed 20% of the aggregate fair market value of all property of the REIT at the beginning of the year and (b) the 3-year average percentage of properties sold by the REIT compared to all the REIT's properties (measured by fair market value) taking into account the current and two prior years did not exceed 10%;

  •
  in the case of property not acquired through foreclosure or lease termination, the REIT has held the property for at least two years for the production of rental income; and

  •
  if the REIT has made more than seven sales of non-foreclosure property during the taxable year, substantially all of the marketing and development expenditures with respect to the property were made through an independent contractor from whom the REIT derives no income or a TRS.

        We will attempt to comply with the terms of the safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold "primarily for sale to customers in the ordinary course of a trade or business." We may hold and dispose of certain properties through a TRS if we conclude that the sale or other disposition of such property may not fall within the safe-harbor provisions. The 100% prohibited transactions tax will not apply to gains from the sale of property that is held through a TRS, although such income will be taxed to the TRS at regular federal corporate income tax rates.

        Foreclosure Property.    We will be subject to tax at the maximum corporate rate on any income from foreclosure property, which includes certain foreign currency gains and related deductions, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property:

  •
  that is acquired by a REIT as the result of the REIT having bid on such property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law, after there was a default or default was imminent on a lease of such property or on indebtedness that such property secured;

  •
  for which the related loan was acquired by the REIT at a time when the default was not imminent or anticipated; and

  •
  for which the REIT makes a proper election to treat the property as foreclosure property.

        A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year (or, with respect to qualified health care property, the second taxable year) following the taxable year in which the REIT acquired the property, or longer if an extension is granted by the Secretary of the Treasury. However, this grace period terminates and foreclosure property ceases to be foreclosure property on the first day:

  •
  on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

  •
  on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

  •
  which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income, or a TRS.

        Hedging Transactions.    From time to time, we or our operating partnership may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps, and floors, options to purchase such items, and futures and forward contracts. Income and gain from "hedging transactions" will be excluded from gross income for purposes of both the 75% and 95% gross income tests provided we satisfy the identification requirements discussed below. A "hedging transaction" means (i) any transaction entered into in the normal course of our or our operating partnership's trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, (ii) any transaction entered into primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income test (or any property which generates such income or gain), or (iii) any transaction entered into to "offset" a transaction described in (i) or (ii) if a portion of the hedged indebtedness is extinguished or the related property is disposed of. We are required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into and to satisfy other identification requirements. We intend to structure any hedging transactions in a manner that does not jeopardize our qualification as a REIT; however, no assurance can be given that our hedging activities will give rise to income that is excluded from gross income or qualifies for purposes of either or both of the gross income tests.

        Foreign Currency Gain.    Certain foreign currency gains will be excluded from gross income for purposes of one or both of the gross income tests. "Real estate foreign exchange gain" will be excluded from gross income for purposes of the 75% and 95% gross income tests. Real estate foreign exchange gain generally includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 75% gross income test, foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations secured by mortgages on real property or an interest in real property and certain foreign currency gain attributable to certain "qualified business units" of a REIT that would satisfy the 75% gross income test and 75% asset test (discussed below) on a stand-alone basis. "Passive foreign exchange gain" will be excluded from gross income for purposes of the 95% gross income test. Passive foreign exchange gain generally includes real estate foreign exchange gain as described above, and also includes foreign currency gain attributable to any item of income or gain that is qualifying income for purposes of the 95% gross income test and foreign currency gain attributable to the acquisition or ownership of (or becoming or being the obligor under) obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as non-qualifying income for purposes of both the 75% and 95% gross income tests.

        Failure to Satisfy Gross Income Tests.    We intend to monitor our sources of income, including any non-qualifying income received by us, and manage our portfolio so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions are available if:

  •
  our failure to meet those tests is due to reasonable cause and not to willful neglect; and

  •
  following such failure for any taxable year, we file a schedule of the sources of our income in accordance with regulations prescribed by the Secretary of the Treasury.

        We cannot predict, however, whether in all circumstances we would qualify for the relief provisions. In addition, as discussed above in "—Taxation of Our Company," even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amount by which we fail the 75% gross income test or the 95% gross income test multiplied, in either case, by a fraction intended to reflect our profitability.

Asset Tests

        To qualify as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.

        First, at least 75% of the value of our total assets must consist of:

  •
  cash or cash items, including certain receivables and, in certain circumstances, foreign currencies;

  •
  government securities;

  •
  interests in real property, including leaseholds and options to acquire real property and leaseholds, and personal property to the extent such personal property is leased in connection with real property and rents attributable to such personal property are treated as "rents from real property";

  •
  interests in mortgage loans secured by real property;

  •
  interests in mortgage loans secured by both real property and personal property if the fair market value of such personal property does not exceed 15% of the total fair market value of all such property;

  •
  stock in other REITs and debt instruments issued by "publicly offered REITs"; and

  •
  investments in stock or debt instruments during the one-year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.

        Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer's securities (other than a TRS) may not exceed 5% of the value of our total assets, or the 5% asset test.

        Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power of any one issuer's outstanding securities or 10% of the value of any one issuer's outstanding securities, or the 10% vote test or 10% value test, respectively.

        Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more TRSs.

        Fifth, no more than 25% of the value of our total assets may consist of the securities of TRSs or other issuers that are not qualifying assets for purposes of the 75% asset test, or the 25% securities test.

        Sixth, no more than 25% of the value of our total assets may consist of debt instruments issued by "publicly offered REITs" to the extent such debt instruments are not secured by real property or interests in real property.

        For purposes of the 5% asset test, the 10% vote test and the 10% value test, the term "securities" does not include shares in another REIT, debt of "publicly offered REITs," equity or debt securities of a qualified REIT subsidiary or TRS, mortgage loans that constitute real estate assets, or equity interests in a partnership. The term "securities," however, generally includes debt securities issued by a partnership or another REIT (other than a "publicly offered REIT"), except that for purposes of the 10% value test, the term "securities" does not include:

  •
  "Straight debt" securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into equity, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors. "Straight debt" securities do not include any securities issued by a partnership or a corporation in which we or any controlled TRS (i.e., a TRS in which we own directly or indirectly more than 50% of the voting power or value of the stock) hold non-"straight debt" securities that have an aggregate value of more than 1% of the issuer's outstanding securities. However, "straight debt" securities include debt subject to the following contingencies:

  •
  a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer's debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

  •
  a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

  •
  Any loan to an individual or an estate;

  •
  Any "section 467 rental agreement," other than an agreement with a related party tenant;

  •
  Any obligation to pay "rents from real property";

  •
  Certain securities issued by governmental entities;

  •
  Any security issued by a REIT;

  •
  Any debt instrument issued by an entity treated as a partnership for federal income tax purposes in which we are a partner to the extent of our proportionate interest in the equity and certain debt securities of the partnership; and

  •
  Any debt instrument issued by an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership's gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test described above in "—Gross Income Tests."

        For purposes of the 10% value test, our proportionate share of the assets of a partnership is our proportionate interest in any securities issued by the partnership, without regard to the securities described in the last two bullet points above.

        In general, under the applicable Treasury regulations, if a loan is secured by real property and other property and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property securing the loan as of: (1) the date we agreed to acquire or originate the loan; or (2) in the event of a significant modification not covered by the IRS Revenue Procedure described below, the date we modified the loan, then a portion of the interest income from such a loan will not be qualifying income for purposes of the 75% gross income test, but will be qualifying income for purposes of the 95% gross income test. Although the law is not entirely clear, a portion of the loan will also likely be a non-qualifying asset for purposes of the 75% asset test. The non-qualifying portion of such a loan would be subject to, among other requirements, the 10% vote or value test. IRS Revenue Procedure 2014-51 provides a safe harbor under which the IRS has stated that it will not challenge a REIT's treatment of a loan as being, in part, a qualifying real estate asset in an amount equal to the lesser of (1) the fair market value of the loan on the relevant quarterly REIT asset testing date or (2) the greater of (a) the fair market value of the real property securing the loan on the relevant quarterly REIT testing date or (b) the fair market value of the real property securing the loan on the date the REIT committed to originate or acquire the loan. It is unclear how the safe harbor in Revenue Procedure 2014-51 is affected by the subsequent legislative changes regarding the treatment of loans secured by both real property and personal property where the fair market value of the personal property does not exceed 15% of the sum of the fair market values of the real property and personal property securing the loan. We intend to invest in mortgage loans, if any, in a manner that will enable us to continue to satisfy the asset and gross income test requirements.

        We believe that the assets that we hold, and that we will acquire in the future, will allow us to satisfy the foregoing asset test requirements. However, we do not typically obtain independent appraisals to support our conclusions as to the value of our assets. Moreover, the values of some assets may not be susceptible to a precise determination. As a result, there can be no assurance that the IRS will not contend that our ownership of certain assets violates one or more of the asset tests applicable to REITs.

        Failure to Satisfy Asset Tests.    We intend to monitor the status of our assets for purposes of the various asset tests and will manage our portfolio so as to comply at all times with such tests. However, there is no assurance that we will not inadvertently fail to comply with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT qualification if:

  •
  we satisfied the asset tests at the end of the preceding calendar quarter; and

  •
  the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets.

        If we did not satisfy the condition described in the second item, above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.

        If we violate the 5% asset test, the 10% vote test or the 10% value test described above, we will not lose our REIT qualification if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. If we fail any of the asset tests (other than de minimis failures described in the preceding sentence), as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT qualification if we (i) dispose of assets causing the failure or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, (ii) file a description of each asset causing the failure with the IRS and (iii) pay a tax equal to the greater of $50,000 or the highest federal corporate income tax rate applicable to the net income from the assets causing the failure during the period in which we failed to satisfy the asset tests.

Distribution Requirements

        Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount at least equal to:

  •
  the sum of

  •
  90% of our "REIT taxable income," computed without regard to the dividends paid deduction and our net capital gain or loss, and

  •
  90% of our after-tax net income, if any, from foreclosure property, minus

  •
  the excess of the sum of certain items of non-cash income over a specified percentage of our income.

        We must pay such distributions in the taxable year to which they relate, or in the following taxable year if either (i) we declare the distribution before we timely file our federal income tax return for the year and pay the distribution on or before the first regular dividend payment date after such declaration or (ii) we declare the distribution in October, November or December of the taxable year, payable to stockholders of record on a specified day in any such month, and we actually pay the dividend before the end of January of the following year. The distributions under clause (i) are taxable to the stockholders in the year in which paid, and the distributions in clause (ii) are treated as paid on December 31st of the prior taxable year. In both instances, these distributions relate to our prior taxable year for purposes of the 90% distribution requirement to the extent of our earnings and profits for such prior taxable year.

        Further, if we were not a "publicly offered REIT," for our distributions to be counted as satisfying the annual distribution requirement for REITs and to provide us with the dividends paid deduction, such distributions must not be "preferential dividends." A dividend is not a preferential dividend if that distribution is (i) pro rata among all outstanding shares within a particular class of stock and (ii) in accordance with the preferences among different classes of stock as set forth in our charter. This preferential dividend rule does not apply to us so long as we qualify and continue to qualify as a "publicly offered REIT."

        We will pay federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders. Furthermore, if we fail to distribute during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year, at least the sum of:

  •
  85% of our REIT ordinary income for such year,

  •
  95% of our REIT capital gain income for such year, and

  •
  any undistributed taxable income from prior periods,

we will incur a 4% nondeductible excise tax on the excess of such required distribution over the amounts we actually distribute.

        We may elect to retain and pay federal income tax on the net long-term capital gain we receive in a taxable year. If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.

        It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our "REIT taxable income." Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute taxable income sufficient to avoid corporate income tax and the excise tax imposed on certain undistributed income or even to meet the 90% distribution requirement. In such a situation, we may need to borrow funds or, if possible, pay taxable dividends of our capital stock or debt securities.

        We may satisfy the REIT annual distribution requirements by making taxable distributions of our stock or debt securities. The IRS has issued a revenue procedure authorizing publicly offered REITs to treat certain distributions that are paid partly in cash and partly in stock as dividends that would satisfy the REIT annual distribution requirement and qualify for the dividends paid deduction for federal income tax purposes. We currently do not intend to pay taxable dividends payable in cash and stock.

        Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest to the IRS based upon the amount of any deduction we take for deficiency dividends.

Recordkeeping Requirements

        To avoid a monetary penalty, we must request on an annual basis, information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements. A stockholder that fails or refuses to comply with such request is required by the Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of our stock and other information.

Failure to Qualify as a REIT

        If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions available under the Code for a failure of the gross income tests and asset tests, as described in "—Gross Income Tests" and "—Asset Tests."

        If we fail to qualify as a REIT in any taxable year, and no relief provision applies, we would be subject to federal income tax and any applicable alternative minimum tax on our taxable income at regular corporate rates. In calculating our taxable income in a year in which we fail to qualify as a

REIT, we would not be able to deduct amounts paid out to stockholders. In fact, we would not be required to distribute any amounts to stockholders in that year. In such event, to the extent of our current and accumulated earnings and profits, distributions to stockholders generally would be taxable as ordinary income. Subject to certain limitations of the federal income tax laws, corporate stockholders may be eligible for the dividends received deduction and stockholders taxed at individual rates may be eligible for the reduced federal income tax rate of up to 20% on such dividends. Unless we qualified for relief under specific statutory provisions, we also would be disqualified from taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT. We cannot predict whether in all circumstances we would qualify for such statutory relief.

Taxation of Taxable U.S. Stockholders

        As used herein, the term "U.S. stockholder" means a beneficial owner of our capital stock that for federal income tax purposes is:

  •
  an individual citizen or resident of the United States for federal income tax purposes;

  •
  a corporation (including an entity treated as a corporation for federal income tax purposes) created or organized in or under the laws of the United States, any of its states or the District of Columbia;

  •
  an estate whose income is subject to federal income taxation regardless of its source; or

  •
  any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

        If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds our capital stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our capital stock, you should consult your tax advisor regarding the consequences of the ownership and disposition of our capital stock by the partnership.

Distributions

        As long as we qualify as a REIT, a taxable U.S. stockholder must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. Our dividends will not qualify for the dividends received deduction generally available to corporations.

        For taxable years beginning after December 31, 2017, individuals, trusts and estates may deduct up to 20% of certain pass-through income, including ordinary REIT dividends that are not "capital gain dividends" or "qualified dividend income," subject to certain limitations (the "pass-through deduction"). For taxable years before January 1, 2026, the maximum tax rate for U.S. stockholders taxed at individual rates is 37%. For taxpayers qualifying for the full pass-through deduction, the effective maximum tax rate on ordinary REIT dividends for taxable years beginning after December 31, 2017 and before January 1, 2026 would be 29.6%.

        Dividends paid to a U.S. stockholder generally will not qualify for the 20% tax rate for "qualified dividend income." Qualified dividend income generally includes dividends paid by domestic C corporations and certain qualified foreign corporations to U.S. stockholders that are taxed at individual rates. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (See—"Taxation of Our Company" above), our dividends generally will not be eligible for the 20% rate on qualified dividend income. As a result, our ordinary REIT dividends generally will be taxed at a higher tax rate as described above. However, the 20% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations during the taxable year, such as a TRS, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income in a prior taxable year). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold our capital stock for more than 60 days during the 121 day period beginning on the date that is 60 days before the date on which our capital stock becomes ex-dividend.

        A U.S. stockholder generally will take into account as long-term capital gain any distributions that we designate as capital gain dividends without regard to the period for which the U.S. stockholder has held our stock. We generally will designate our capital gain dividends as either 20% or 25% rate distributions. See "—Capital Gains and Losses." A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, to the extent that we designate such amount in a timely notice to such stockholder, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain. The U.S. stockholder would receive a credit for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.

        A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the distribution will reduce the adjusted basis of such stock. A U.S. stockholder will recognize a distribution in excess of both our current and accumulated earnings and profits and the U.S. stockholder's adjusted basis in his or her stock as long-term capital gain, or short-term capital gain if the shares of stock have been held for one year or less, assuming the shares of stock are a capital asset in the hands of the U.S. stockholder. In addition, if we declare a distribution in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any such month, such distribution shall be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that we actually pay the distribution during January of the following calendar year.

        U.S. stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of our capital stock will not be treated as passive activity income and, therefore, U.S. stockholders generally will not be able to apply any "passive activity losses," such as losses from certain types of limited partnerships in which the U.S. stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of our capital stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify U.S. stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital and capital gain.

Dispositions

        A U.S. stockholder who is not a dealer in securities must generally treat any gain or loss realized upon a taxable disposition of our stock as long-term capital gain or loss if the U.S. stockholder has held our stock for more than one year and otherwise as short-term capital gain or loss. In general, a U.S. stockholder will realize gain or loss in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis. A stockholder's adjusted tax basis generally will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the

U.S. stockholder (discussed above) less tax deemed paid on such gains and reduced by any returns of capital. However, a U.S. stockholder must treat any loss upon a sale or exchange of stock held by such stockholder for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us that such U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of our stock may be disallowed if the U.S. stockholder purchases other stock within 30 days before or after the disposition.

Capital Gains and Losses.

        A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. For taxable years beginning after December 31, 2017 and before January 1, 2026, the highest marginal individual income tax rate currently is 37%. The maximum tax rate on long-term capital gain applicable to taxpayers taxed at individual rates is 20% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of "Section 1250 property," or depreciable real property, is 25%, which applies to the lesser of the total amount of the gain or the accumulated depreciation on the Section 1250 property.

        With respect to distributions that we designate as capital gain dividends and any retained capital gain that we are deemed to distribute, we generally may designate whether such a distribution is taxable to U.S. stockholders taxed at individual rates currently at a 20% or 25% rate. Thus, the tax rate differential between capital gain and ordinary income for those taxpayers may be significant. In addition, the characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum annual amount of $3,000. A non-corporate taxpayer may carry forward unused capital losses indefinitely. A corporate taxpayer must pay tax on its net capital gain at ordinary corporate rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses being carried back three years and forward five years.

FATCA Withholding

        Under the Foreign Account Tax Compliance Act, or FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid to certain U.S. stockholders who own our shares through foreign accounts or foreign intermediaries if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our capital stock received by U.S. stockholders who own our capital stock through foreign accounts or foreign intermediaries. We will not pay any additional amounts in respect of any amounts withheld.

Additional Medicare Tax

        Certain U.S. stockholders, including individuals, estates and trusts, will be subject to an additional 3.8% tax, which, for individuals, applies to the lesser of (i) "net investment income" or (ii) the excess of "modified adjusted gross income" over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). "Net investment income" generally equals the taxpayer's gross investment income reduced by the deductions that are allocable to such income. Investment income generally includes passive income such as interest, dividends, annuities, royalties, rents and capital gains. It is unclear whether the 20% deduction that individuals may take with respect to ordinary dividends received from us is available to reduce the taxpayer's gross investment income for these purposes.

Taxation of Tax-Exempt Stockholders

        Tax-exempt entities, including qualified employee pension and profit sharing trusts, or qualified trusts, and individual retirement accounts, generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income, or UBTI. Although many investments in real estate generate UBTI, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute UBTI. Based on that ruling, amounts that we distribute to tax-exempt stockholders generally should not constitute UBTI. However, if a tax-exempt stockholder were to finance (or be deemed to finance) its acquisition of capital stock with debt, a portion of the income that it receives from us would constitute UBTI pursuant to the "debt-financed property" rules. Moreover, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different UBTI rules, which generally will require them to characterize distributions that they receive from us as UBTI.

        Finally, in certain circumstances, a qualified employee pension or profit sharing trust that owns more than 10% of our capital stock must treat a percentage of the dividends that it receives from us as UBTI. Such percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. Such rule applies to a qualified trust holding more than 10% of our capital stock only if:

  •
  the percentage of our dividends that the tax-exempt trust must treat as UBTI is at least 5%;

  •
  we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our capital stock be owned by five or fewer individuals that allows the beneficiaries of the pension trust to be treated as holding our capital stock in proportion to their actuarial interests in the pension trust; and

  •
  either:

  •
  one pension trust owns more than 25% of the value of our capital stock; or

  •
  a group of pension trusts individually holding more than 10% of the value of our capital stock collectively owns more than 50% of the value of our capital stock.

        As a result of limitations included in our charter on the transfer and ownership of our stock, we do not expect to be classified as a "pension-held REIT," and, therefore, the tax treatment described in this paragraph is unlikely to apply to our stockholders. However, because shares of our common stock are publicly traded, we cannot guarantee this will always be the case

Taxation of Non-U.S. Stockholders

        As used herein, the term "non-U.S. stockholder" means a beneficial owner of our capital stock that is not a U.S. stockholder, a partnership (or entity treated as a partnership for federal income tax purposes) or a tax-exempt stockholder. The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of certain of such rules.

        We urge non-U.S. stockholders to consult their tax advisors to determine the impact of federal, state, and local income tax laws on the purchase, ownership and sale of our capital stock, including any reporting requirements.

Distributions

        A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of a "United States real property interest", or USRPI, as defined below, and that we do not designate as a capital gain dividend or retained capital gain will recognize ordinary income to the extent that we pay such distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply to such distribution unless an applicable tax treaty reduces or eliminates the tax. However, if a distribution is treated as effectively connected with the non-U.S. stockholder's conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to federal income tax on the distribution at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distribution, and a non-U.S. stockholder that is a corporation also may be subject to the 30% branch profits tax with respect to that distribution. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any such distribution paid to a non-U.S. stockholder unless either:

  •
  a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN or W-8BEN-E, as applicable (or any applicable successor form), evidencing eligibility for that reduced rate with us;

  •
  the non-U.S. stockholder files an IRS Form W-8ECI (or any applicable successor form) with us claiming that the distribution is effectively connected income; or

  •
  the distribution is treated as attributable to a sale of a USRPI under FIRPTA (discussed below).

        A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of such distribution does not exceed the adjusted basis of the non-U.S. stockholder in the shares of capital stock on which the distribution was paid. Instead, the excess portion of such distribution will reduce the adjusted basis of such stock. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its capital stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its capital stock, as described below. We may be required to withhold 15% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, we may withhold at a rate of 15% on any portion of a distribution not subject to withholding at a rate of 30%. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may claim a refund of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

        For any year in which we qualify as a REIT, a non-U.S. stockholder may incur tax on distributions that are attributable to gain from our sale or exchange of a USRPI under the Foreign Investment in Real Property Act of 1980, or FIRPTA. A USRPI includes certain interests in real property and stock in corporations at least 50% of whose assets consist of interests in real property. Under FIRPTA, subject to the exceptions discussed below, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of USRPIs as if such gain were effectively connected with a U.S. business of the non-U.S. stockholder. A non-U.S. stockholder thus would be taxed on such a distribution at the normal capital gains rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution.

        Capital gain distributions to the holders of shares of a class of our capital stock that are attributable to our sale of a USRPI will be treated as ordinary dividends rather than as gain from the sale of a USRPI, as long as (i) (a) such class of capital stock is treated as being "regularly traded" on an established securities market in the United States, and (b) the non-U.S. stockholder did not own more than 10% of such class of capital stock at any time during the one-year period preceding the distribution or (ii) the non-U.S. stockholder was treated as a "qualified shareholder" or "qualified foreign pension fund," as discussed below. As a result, non-U.S. stockholders generally will be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market in the United States following this offering. If a class of our capital stock is not regularly traded on an established securities market in the United States or the non-U.S. stockholder owned more than 10% of the applicable class of our capital stock at any time during the one-year period preceding the distribution, capital gain distributions that are attributable to our sale of USRPIs would be subject to tax under FIRPTA, as described in the preceding paragraph. In such case, we must withhold at least 21% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold. Moreover, if we are a "domestically controlled qualified investment entity," and a non-U.S. stockholder disposes of shares of our capital stock during the 30-day period preceding a dividend payment, and such non-U.S. stockholder (or a person related to such non-U.S. stockholder) acquires or enters into a contract or option to acquire that capital stock within 61 days of the first day of the 30-day period described above, and any portion of such dividend payment would, but for the disposition, be treated as being subject to FIRPTA to such non-U.S. stockholder, then such non-U.S. stockholder shall be treated as having income subject to FIRPTA in an amount that, but for the disposition, would have been treated as income subject to FIRPTA.

        Although the law is not clear on the matter, it appears that amounts we designate as retained capital gains in respect of our capital stock held by U.S. stockholders generally should be treated with respect to non-U.S. stockholders in the same manner as actual distributions by us of capital gain dividends. Under this approach, a non-U.S. stockholder would be able to offset as a credit against its federal income tax liability resulting from its proportionate share of the tax paid by us on such retained capital gains, and to receive from the IRS a refund to the extent of the non-U.S. stockholder's proportionate share of such tax paid by us exceeds its actual federal income tax liability, provided that the non-U.S. stockholder furnishes required information to the IRS on a timely basis.

Dispositions

        Non-U.S. stockholders could incur tax under FIRPTA with respect to gain realized upon a disposition of our capital stock if we are a United States real property holding corporation during a specified testing period. If at least 50% of a REIT's assets are USRPIs, then the REIT will be a United States real property holding corporation. We anticipate that we will be a United States real property holding corporation based on our investment strategy. However, despite our status as a United States real property holding corporation, a non-U.S. stockholder generally would not incur tax under FIRPTA on gain from the sale of our capital stock if we are a "domestically controlled qualified investment entity." A domestically controlled qualified investment entity includes a REIT in which, at all times during a specified testing period, less than 50% in value of its shares are held directly or indirectly by non-U.S. stockholders. We cannot assure you that this test will be met. If a class of our capital stock is regularly traded on an established securities market, an additional exception to the tax under FIRPTA will be available with respect to that class of our capital stock, even if we do not qualify as a domestically controlled qualified investment entity at the time the non-U.S. stockholder sells shares of that class of our capital stock. Under that exception, the gain from such a sale by such a non-U.S. stockholder will not be subject to tax under FIRPTA if:

  •
  that class of our capital stock is treated as being regularly traded under applicable Treasury regulations on an established securities market; and

  •
  the non-U.S. stockholder owned, actually or constructively, 10% or less of that class of our capital stock at all times during a specified testing period.

        As noted above, we anticipate our common stock will be regularly traded on an established securities market following this offering.

        If the gain on the sale of shares of our capital stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

  •
  the gain is effectively connected with the non-U.S. stockholder's U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain; or

  •
  the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Qualified Shareholders

        Subject to the exception discussed below, any distribution to a "qualified shareholder" who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. While a "qualified shareholder" will not be subject to FIRPTA withholding on REIT distributions, the portion of REIT distributions attributable to certain investors in a "qualified shareholder" (i.e., non-U.S. persons who hold interests in the "qualified shareholder" (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor's ownership in the "qualified shareholder")) may be subject to FIRPTA withholding. REIT distributions received by a "qualified shareholder" that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax.

        In addition, a sale of our stock by a "qualified shareholder" who holds such stock directly or indirectly (through one or more partnerships) generally will not be subject to federal income taxation under FIRPTA. As with distributions, the portion of amounts realized attributable to certain investors in a "qualified shareholder" (i.e., non-U.S. persons who hold interests in the "qualified shareholder" (other than interests solely as a creditor), and directly or indirectly hold more than 10% of the stock of such REIT (whether or not by reason of the investor's ownership in the "qualified shareholder")) may be subject to federal income taxation and FIRPTA withholding on a sale of our stock.

        A "qualified shareholder" is a foreign person that (i) either is eligible for the benefits of a comprehensive income tax treaty which includes an exchange of information program and whose principal class of interests is listed and regularly traded on one or more recognized stock exchanges (as defined in such comprehensive income tax treaty), or is a foreign partnership that is created or organized under foreign law as a limited partnership in a jurisdiction that has an agreement for the exchange of information with respect to taxes with the United States and has a class of limited partnership units representing greater than 50% of the value of all the partnership units that is regularly traded on the NYSE or NASDAQ markets, (ii) is a qualified collective investment vehicle (defined below), and (iii) maintains records on the identity of each person who, at any time during the foreign person's taxable year, is the direct owner of 5% or more of the class of interests or units (as applicable) described in (i), above.

        A qualified collective investment vehicle is a foreign person that (i) would be eligible for a reduced rate of withholding under the comprehensive income tax treaty described above, even if such entity holds more than 10% of the stock of such REIT, (ii) is publicly traded, is treated as a partnership under the Code, is a withholding foreign partnership, and would be treated as a "United States real property holding corporation" if it were a domestic corporation, or (iii) is designated as such by the Secretary of the Treasury and is either (a) fiscally transparent within the meaning of Section 894 of the Code, or (b) required to include dividends in its gross income, but is entitled to a deduction for distributions to its investors.

Qualified Foreign Pension Funds

        Any distribution to a "qualified foreign pension fund" (or an entity all of the interests of which are held by a "qualified foreign pension fund") who holds REIT stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA and thus will not be subject to the special withholding rules under FIRPTA. REIT distributions received by a "qualified foreign pension fund" that are exempt from FIRPTA withholding may still be subject to regular U.S. withholding tax. In addition, a sale of our stock by a "qualified foreign pension fund" that holds such stock directly or indirectly (through one or more partnerships) will not be subject to federal income taxation under FIRPTA.

        A qualified foreign pension fund is any trust, corporation, or other organization or arrangement (i) which is created or organized under the law of a country other than the United States, (ii) which is established to provide retirement or pension benefits to participants or beneficiaries that are current or former employees (or persons designated by such employees) of one or more employers in consideration for services rendered, (iii) which does not have a single participant or beneficiary with a right to more than 5% of its assets or income, (iv) which is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which it is established or operates, and (v) with respect to which, under the laws of the country in which it is established or operates, (a) contributions to such organization or arrangement that would otherwise be subject to tax under such laws are deductible or excluded from the gross income of such entity or taxed at a reduced rate, or (b) taxation of any investment income of such organization or arrangement is deferred or such income is taxed at a reduced rate.

FATCA Withholding

        Under FATCA, a U.S. withholding tax at a 30% rate will be imposed on dividends paid on our capital stock received by certain non-U.S. stockholders if certain disclosure requirements related to U.S. accounts or ownership are not satisfied. In addition, if those disclosure requirements are not satisfied, a U.S. withholding tax at a 30% rate will be imposed, for taxable years beginning after December 31, 2018, on proceeds from the sale of our capital stock received by certain non-U.S. stockholders. If payment of withholding taxes is required, non-U.S. stockholders that are otherwise eligible for an exemption from, or reduction of, U.S. withholding taxes with respect of such dividends and proceeds will be required to seek a refund from the IRS to obtain the benefit of such exemption or reduction. We will not pay any additional amounts in respect of any amounts withheld.

Information Reporting Requirements and Withholding

        We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year, and the amount of tax we withhold, if any. Under the backup withholding rules, a stockholder may be subject to backup withholding, with respect to distributions unless the stockholder:

  •
  is a corporation or qualifies for certain other exempt categories and, when required, demonstrates this fact; or

  •
  provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

        A stockholder who does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us.

        Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. stockholder provided that the non-U.S. stockholder furnishes to us or our paying agent the required certification as to its non-U.S. status, such as providing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI (or any applicable successor form), or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. stockholder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established. Payment of the proceeds from a disposition by a non-U.S. stockholder of stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. stockholder certifies under penalties of perjury that it is not a U.S. person and satisfies certain other requirements, or otherwise establishes an exemption from information reporting and backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the stockholder's federal income tax liability if certain required information is furnished to the IRS. Stockholders should consult their tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Other Tax Consequences

Tax Aspects of Our Investments in Our Operating Partnership and Subsidiary Partnerships

        The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investments in our operating partnership and any subsidiary partnerships or limited liability companies that we form or acquire (each individually a "Partnership" and, collectively, the "Partnerships"). The discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.

        Classification as Partnerships.    We are required to include in our income our distributive share of each Partnership's income and to deduct our distributive share of each Partnership's losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) rather than as a corporation or an association taxable as a corporation. An unincorporated entity with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

  •
  is treated as a partnership under the Treasury regulations relating to entity classification (the "check-the-box regulations"); and

  •
  is not a "publicly-traded partnership."

        Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity is a U.S. entity and fails to make an election, it generally will be treated as a partnership (or an entity that is disregarded for federal income tax purposes if the entity is treated as having only one owner for federal income tax purposes) for federal income tax purposes. Our operating partnership intends to be classified as a partnership for federal income tax purposes and will not elect to be treated as an association taxable as a corporation under the check-the-box regulations.

        A publicly-traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof. A publicly-traded partnership will not, however, be treated as a corporation for any taxable year if, for each taxable year beginning after December 31, 1987 in which it was classified as a publicly-traded partnership, 90% or more of the partnership's gross income for such year consists of certain passive-type income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the "90% passive income exception"). Treasury regulations (the "PTP regulations") provide limited safe harbors from the definition of a publicly-traded partnership. Pursuant to one of those safe harbors (the "private placement exclusion"), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act and (ii) the partnership does not have more than 100 partners at any time during the partnership's taxable year. In determining the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in such partnership only if (i) substantially all of the value of the owner's interest in the entity is attributable to the entity's direct or indirect interest in the partnership and (ii) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. We believe our operating partnership will qualify for the private placement exclusion. We expect that any other Partnership that we form in the future will qualify for the private placement exclusion. Our operating partnership's partnership agreement contains provisions enabling its general partner to take such steps as are necessary or appropriate to prevent the issuance and transfers of interests in our operating partnership from causing our operating partnership to be treated as a publicly traded partnership under the PTP regulations; however, no assurance can be given that such provisions would not be amended. Even if we did not satisfy the private placement exception, we expect that our operating partnership generally would also satisfy the 90% passive income exception.

        We have not requested, and do not intend to request, a ruling from the IRS that our operating partnership will be classified as a partnership for federal income tax purposes. If for any reason our operating partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT unless we qualified for certain relief provisions. See "—Gross Income Tests" and "—Asset Tests." In addition, any change in a Partnership's status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See "—Distribution Requirements." Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership's taxable income.

Income Taxation of the Partnerships and their Partners

        Partners, Not the Partnerships, Subject to Tax.    In general, a partnership is not a taxable entity for federal income tax purposes. Rather, we are required to take into account our allocable share of each Partnership's income, gains, losses, deductions, and credits for any taxable year of such Partnership ending within or with our taxable year, without regard to whether we have received or will receive any distribution from such Partnership. However, the tax liability for adjustments to a Partnership's tax returns made as a result of an audit by the IRS will be imposed on the Partnership itself in certain circumstances absent an election to the contrary. See "—Partnership Audit Rules."

        Partnership Allocations.    Although a partnership agreement generally will determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership's allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

        Tax Allocations With Respect to Contributed Properties.    Income, gain, loss, and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. In the case of a contribution of property, the amount of the unrealized gain or unrealized loss ("built-in gain" or "built-in loss") is generally equal to the difference between the fair market value of the contributed property at the time of contribution and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Any property purchased for cash initially will have an adjusted tax basis equal to its fair market value, resulting in no book-tax difference. In connection with our formation transactions, we will acquire a significant portion of our portfolio in exchange for interests in our operating partnership, which will result in book-tax differences. Furthermore, our operating partnership may admit partners in the future in exchange for a contribution of property, which will result in book-tax differences.

        Allocations with respect to book-tax differences are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a "reasonable method" for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods. Under certain available methods, the carryover basis in the hands of our operating partnership of properties contributed to us would cause us to be allocated lower amounts of depreciation deductions for tax purposes than would be allocated to us if all our properties were to have a tax basis equal to their fair market value at the time of contribution. We use the "traditional" method for the book-tax difference caused by the contribution of our initial portfolio to our operating partnership in connection with our initial public offering. The "traditional" method is generally the method that will result in the least favorable tax results for us. We have not yet decided what method will be used to account for book-tax differences caused by our operating partnership admitting partners in the future in exchange for contributions of property.

Partnership Audit Rules

        The Bipartisan Budget Act of 2015 changed the rules applicable to federal income tax audits of partnerships. Under the new rules, among other changes and subject to certain exceptions, any audit adjustment to items of income, gain, loss, deduction, or credit of a partnership (and any partner's distributive share thereof) is determined, and taxes, interest, or penalties attributable thereto are assessed and collected, at the partnership level, absent an election to the contrary. It is possible that the new rules could result in Partnerships in which we directly or indirectly invest being required to pay additional taxes, interest and penalties as a result of an audit adjustment, and we, as a direct or indirect partner of these Partnerships, could be required to bear the economic burden of those taxes, interest, and penalties. Stockholders are urged to consult their tax advisors with respect to these changes and their potential impact on their investment in our stock.

Sale of a Partnership's Property

        Generally, any gain realized by a Partnership on the sale of property held by the Partnership for more than one year will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture. Under Section 704(c) of the Code, any gain or loss recognized by a Partnership on the disposition of contributed properties will be allocated first to the partners of the Partnership who contributed such properties to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners' built-in gain or loss on such contributed properties will equal the difference between the partners' proportionate share of the book value of those properties and the partners' tax basis allocable to those properties at the time of the contribution as reduced for any decrease in the "book-tax difference." See "—Income Taxation of the Partnerships and Their Partners—Tax Allocations With Respect to Contributed Properties." Any remaining gain or loss recognized by the Partnership on the disposition of the contributed properties, and any gain or loss recognized by the Partnership on the disposition of the other properties, will be allocated among the partners in accordance with their respective percentage interests in the Partnership.

        Our share of any gain realized by a Partnership on the sale of any property held by the Partnership as inventory or other property held primarily for sale to customers in the ordinary course of the Partnership's trade or business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income also may have an adverse effect upon our ability to satisfy the income tests for REIT status. See "—Gross Income Tests." We do not presently intend to acquire or hold or to allow any Partnership to acquire or hold any property that represents inventory or other property held primarily for sale to customers in the ordinary course of our or such Partnership's trade or business.

Legislative or Other Actions Affecting REITs

        The present federal income tax treatment of REITs may be modified, possibly with retroactive effect, by legislative, judicial, or administrative action at any time. The REIT rules are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department which may result in statutory changes as well as revisions to regulations and interpretations. The recently enacted tax law informally known as the Tax Cuts and Jobs Act, or the TCJA, significantly changed the federal income tax laws applicable to businesses and their owners, including REITs and their stockholders. Additional technical corrections or other amendments to the TCJA or administrative guidance interpreting the TCJA may be forthcoming at any time. We cannot predict the long-term effect of the TCJA or any future law changes on REITs and their stockholders. Prospective investors are urged to consult with their tax advisors regarding the effect of potential changes to the federal tax laws on an investment in our stock.

State and Local Taxes

        We and/or you may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, you should consult your tax advisors regarding the effect of state and local tax laws upon an investment in our stock.

 UNDERWRITING

        Pursuant to an underwriting agreement dated                    , 2018, we have agreed to sell to the underwriters named below, subject to certain conditions, the indicated numbers of shares of our common stock.

Number of Shares
Robert W. Baird & Co. Incorporated

Total

        The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

        If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional      shares us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following tables show the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares from us.

	Per share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Underwriting discounts and commissions paid by us	$	$	$	$

        In addition, we estimate that the total expenses of this offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $       million.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the front cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change this offering price and the other selling terms.

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed      % of the total number of shares of common stock offered by them.

        We, our officers and our directors have agreed with the underwriters not to dispose of or hedge any of their shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of or in other limited circumstances. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

        Prior to this offering, there has been no public market for the shares. The initial public offering price will be negotiated between us and Robert W. Baird & Co. Incorporated. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

        We intend to apply to list our common stock on the NYSE under the symbol "PRMI."

        We have agreed or will agree to indemnify the underwriters against certain liabilities under the Securities Act or contribute to payments that the underwriters may be required to make in that respect.

        In connection with this offering, the underwriters may engage in stabilizing transactions, overallotment transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

        Overallotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the overallotment option. In a naked short position, the number of shares involved is greater than the number of shares in the overallotment option. The underwriters may close out any covered short position by exercising their overallotment option or by purchasing shares in the open market (or both).

        Syndicate-covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. If the underwriters sell more shares than could be covered by the overallotment option (a naked short position), the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors that purchase in this offering.

        Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages presale of the shares.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

        These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a "relevant member state") and the shares offered by this prospectus, with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the "relevant implementation date") an offer of securities to the public may not be made in that relevant member state prior to the publication of a prospectus in relation to the securities that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

        Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        For purposes of this prospectus, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

        The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of the sellers or the underwriters.

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        Certain legal matters will be passed upon for us by Hunton Andrews Kurth LLP and for the underwriters by Morrison & Foerster LLP. Venable LLP will pass upon the validity of the shares of common stock sold in this offering and certain other matters of Maryland law.

EXPERTS

        Unless otherwise indicated, the statistical and economic market data included in this prospectus, including information relating to the economic conditions within our markets contained in "Prospectus Summary," "Industry and Market Opportunity" and "Business and Properties" is derived from market information prepared for us by RCG, a nationally recognized real estate consulting firm, and is included in this prospectus in reliance on RCG's authority as an expert in such matters. We paid RCG a fee of $55,100 for its services.

        The consolidated balance sheet of Priam Properties Inc. as of July 17, 2018, the combined financial statements and financial statement schedule III of Priam Properties Predecessor as of December 31, 2017 and 2016, and for the year ended December 31, 2017 and for the period from July 22, 2016 through December 31, 2016, the combined financial statements of 2700 Blankenbaker and Chase Corporate Center as of December 31, 2017 and 2016, and for each of the years in the two year period ended December 31, 2017, the combined statement of revenues and certain expenses of Properties I for the year ended December 31, 2017, and the combined statement of revenues and certain expenses of Properties II for the year ended December 31, 2017, have been included herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports for Properties I and Properties II refer to the fact that their combined statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the U.S. Securities and Exchange Commission, and as described in Note 1 to the combined statement of revenues and certain expenses, are not intended to be a complete presentation of Properties I and Properties II revenues and expenses.

WHERE YOU CAN FIND MORE INFORMATION

        We maintain a web site at www.priamproperties.com. Information contained on, or accessible through our website is not incorporated by reference into and does not constitute a part of this prospectus or any other report or documents we file with or furnish to the SEC.

        We have filed with the SEC a Registration Statement on Form S-11, including exhibits, schedules and amendments thereto, of which this prospectus is a part, under the Securities Act with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules thereto. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract or other document has been filed as an exhibit to the registration statement, each statement in this prospectus is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website, www.sec.gov.

        AS A RESULT OF THIS OFFERING, WE WILL BECOME SUBJECT TO THE INFORMATION AND PERIODIC REPORTING REQUIREMENTS OF THE EXCHANGE ACT, AND WILL FILE PERIODIC REPORTS AND OTHER INFORMATION WITH THE SEC. THESE PERIODIC REPORTS AND OTHER INFORMATION WILL BE AVAILABLE FOR INSPECTION AND COPYING AT THE SEC'S PUBLIC REFERENCE FACILITIES AND THE WEB SITE OF THE SEC REFERRED TO ABOVE.

INDEX TO FINANCIAL STATEMENTS

Page
Priam Properties Inc.
Unaudited Pro Forma Condensed Consolidated Financial Statements:
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2018	F-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the nine months ended September 30, 2018	F-5
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2017	F-6
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-7
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-13
Consolidated Balance Sheet	F-14
Notes to the Consolidated Balance Sheet	F-15
Priam Properties Predecessor
Report of Independent Registered Public Accounting Firm	F-16
Combined Balance Sheets as of September 30, 2018 (unaudited) and December 31, 2017 and 2016	F-17
Combined Statements of Operations as of the nine months ended September 30, 2018 (unaudited), the nine months ended September 30, 2017 (unaudited) and the years ended December 31, 2017 and 2016	F-18
Combined Statements of Changes in Equity	F-19

Combined Statements of Cash Flows as of the nine months ended September 30, 2018 (unaudited), the nine months ended September 30, 2017 (unaudited), the year ended December 31, 2017 and the period from July 22, 2016 through December 31, 2016

F-20
Notes to Combined Financial Statements	F-21
Schedule III Real Estate and Accumulated Depreciation	F-31
2700 Blankenbaker and Chase Corporate Center
Report of Independent Registered Public Accounting Firm	F-32
Combined Balance Sheets as of September 30, 2018 (unaudited) and December 31, 2017 and 2016	F-33
Combined Statements of Operations as of the nine months ended September 30, 2018 (unaudited), the nine months ended September 30, 2017 (unaudited) and the years ended December 31, 2017 and 2016	F-34
Combined Statements of Changes in Equity	F-35
Combined Statements of Cash Flows as of the nine months ended September 30, 2018 (unaudited), the nine months ended September 30, 2017 (unaudited) and the year ended December 31, 2017 and 2016	F-36
Notes to Combined Financial Statements	F-37
Properties I
Report of Independent Registered Public Accounting Firm	F-46
Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 (unaudited) and year ended December 31, 2017	F-47
Notes to Combined Statement of Revenues and Certain Expenses	F-48
Properties II
Report of Independent Registered Public Accounting Firm	F-50
Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 (unaudited) and year ended December 31, 2017	F-51
Notes to Combined Statement of Revenues and Certain Expenses	F-52

Priam Properties Inc.

Pro Forma Condensed Consolidated Financial Statements

        The unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2018, and for the year ended December 31, 2017, are presented as if this offering, the formation transactions and the other pro forma adjustments described below all had occurred on September 30, 2018 for purposes of the unaudited pro forma condensed consolidated balance sheet and as of January 1, 2017 for purposes of the unaudited condensed consolidated statements of operations. The historical financial information included within the pro forma condensed consolidated financial statements has been derived from the combined financial statements of Priam Properties Predecessor, the combined financial statements of 2700 Blankenbaker and Chase Corporate Center and the combined statements of revenue and certain expenses for Properties I and Properties II that are included within this prospectus.

        These financial statements as of and for the nine months ended September 30, 2018 and for the year ended December 31, 2017 have been adjusted to give effect to:

  •
  this offering;

  •
  the formation transactions;

  •
  the expected use of proceeds from this offering;

  •
  incremental general and administrative expenses associated with operating as a public entity;

  •
  a reduction in certain specifically-identified expenses of operating the acquired properties due to the contemplated change in ownership.

        Substantially concurrently with the completion of this offering, we will complete the formation transactions, pursuant to which our operating partnership will acquire from the prior investors, through a series of contribution transactions, 100% of the equity interests in the ownership entities of Priam Properties Predecessor and 2700 Blankenbaker and Chase Corporate Center, and the equity interests in the ten properties listed below, also known as Properties I and Properties II, in exchange for $            in cash and                common units pursuant to contribution agreements and asset purchase agreements between us and the prior investors. These contributions will be effected concurrently with the completion of this offering. The parties retaining the remaining interest in One Harrison will not receive any cash or common units from us.

Properties I	Properties II
Primacy II (100%)	8700 Tournament Trails (100%)
Primacy III (100%)	Intech Ten (100%)
Goodale (100%)
MetroCenter V (100%)
MetroCenter IV (100%)
Executive Park (100%)
The Collection at Sabal Park 100%)
One Harrison (43.7%)

        Upon completion of this offering and the formation transactions, we expect that the net proceeds from this offering will be approximately $            (or $            if the underwriters' over-allotment options is exercised in full) after deducting the underwriting discount and commissions and estimated expenses of this offering and the formation transactions. We will contribute the net proceeds from this offering to our operating partnership in exchange for common units and our operating partnership will use the net proceeds from this offering as described in the "Use of Proceeds" section of this prospectus, including using approximately $5.0 million to repay the mezzanine loan portion of the mortgage secured by the property known as The Collection at Sabal Park.

Priam Properties Inc.

Pro Forma Condensed Consolidated Financial Statements (Continued)

        You should read the information below along with all other financial information and analysis presented throughout this prospectus, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma condensed consolidated financial statements are not necessarily indicative of our actual financial position as of the periods presented, or the actual results of operations for the periods presented. The unaudited pro forma adjustments are based on available information and upon assumptions we believe are reasonable.

Priam Properties Inc.

Pro Forma Condensed Consolidated Balance Sheet

As of September 30, 2018

(Unaudited)

Use of Proceeds (C)
Acquisition of Properties
	Priam Properties Inc.	Priam Properties Predecessor (A)	Net Proceeds from Offering (B)	2700 Blankenbaker and Chase Corporate Center (D)	Properties I (E)	Properties II (F)	Repayment of Debt (G)	Other Pro Forma Adjustments		Adjusted Pro Forma
Assets
Investments in real estate:
Land and improvements	$	$	$	$	$	$	$	$		$
Buildings and improvements
Tenant improvements
Less: accumulated depreciation

Investments in real estate, net
Cash
Restricted cash
Tenant receivables and accrued straight-line rents
Intangible assets, net
Prepaid expenses and other assets

Total assets	$	$	$	$	$	$	$	$		$

Liabilities and Equity
Liabilities:
Mortgage notes payable, net	$	$	$	$	$	$	$	$		$
Line of credit
Capital lease obligation
Accounts payable and accrued liabilities
Real estate taxes payable
Acquired below-market leases, net
Tenant security deposits
Other liabilities

Total liabilities
Equity:
Common stock
Additional paid-in capital
Accumulated earnings (deficit)
Noncontrolling interest									(H)

Total liabilities and equity	$	$	$	$	$	$	$	$		$

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Priam Properties Inc.

Pro Forma Condensed Consolidated Statement of Operations

for the Nine Months Ended September 30, 2018

(Unaudited)

Historical Data
	Priam Properties Inc.	Priam Properties Predecessor (AA)	2700 Blankenbaker and Chase Corporate Center (BB)	Properties I (CC)	Properties II (DD)	Property Pro Forma Adjustments (EE)		Other Pro Forma Adjustments		Adjusted Pro Forma
Revenues
Rental revenue	$	$	$	$	$	$		$		$
Recoveries from tenants
Other income

Total revenues
Operating Expenses
Property operating expenses									(HH)
Real estate taxes
Repairs and maintenance
Management fees
Other operating expenses									(II), (JJ)
Depreciation and amortization							(FF)

Total operating expenses

Income from operations
Interest expense							(GG)		(KK)

Net income (loss)	$	$	$	$	$	$		$		$
Net income (loss) attributable to noncontrolling interest

Net income (loss) attributable to Priam Properties Inc.	$	$	$	$	$	$		$		$

Pro forma earnings per share:
Basic										$

Diluted										$

Pro forma weighted average shares outstanding:
Basic

Diluted

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Priam Properties Inc.

Pro Forma Condensed Consolidated Statement of Operations

for the Year Ended December 31, 2017

(Unaudited)

Historical Data
	Priam Properties Inc.	Priam Properties Predecessor (AA)	2700 Blankenbaker and Chase Corporate Center (BB)	Properties I (CC)	Properties II (DD)	Property Pro Forma Adjustments (EE)		Other Pro Forma Adjustments		Adjusted Pro Forma
Revenues
Rental revenue	$	$	$	$	$	$	(LL)	$		$
Recoveries from tenants
Other income

Total revenues
Operating Expenses
Property operating expenses							(LL)		(HH)
Real estate taxes							(LL)
Repairs and maintenance							(LL)
Management fees							(LL)
Other operating expenses							(LL)		(II),(JJ)
Depreciation and amortization							(FF)

Total operating expenses

Income from operations
Interest expense							(GG)		(KK)

Net income (loss)	$	$	$	$	$	$		$		$
Net income (loss) attributable to noncontrolling interest

Net income (loss) attributable to Priam Properties Inc.	$	$	$	$	$	$		$		$

Pro forma earnings per share:
Basic										$

Diluted										$

Pro forma weighted average shares outstanding:
Basic

Diluted

See accompanying notes to unaudited pro forma condensed consolidated financial statements.

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 1—Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2018

(A)
Priam Properties Predecessor reflects the unaudited combined balance sheet as of September 30, 2018 for three office properties: Grove Park, Haverstick and 5400 Poplar. See unaudited combined financial statements included elsewhere in this prospectus.

(B)
Reflects assumed gross proceeds from the sale of            shares of our common stock in this offering (excluding shares issuable upon exercise of the underwriters' overallotment option) at a public offering price of $            per share, which is the midpoint of the price range set forth on the front cover of this prospectus net of underwriting discounts and other estimated expenses of this offering and the formation transactions payable by us. We intend to contribute the net proceeds from this offering to our operating partnership in exchange for            common units. The following table provides a reconciliation of gross proceeds to the expected net proceeds from this offering.

Gross proceeds from this offering	$
Underwriting discounts

Proceeds before offering expenses payable by us
Offering expenses payable by us(1)

Net proceeds from this offering	$

(1)
Includes reimbursement of $            of offering-related expenses incurred by entities controlled by Priam Capital.
(C)
Reflects the expected use of the net proceeds from this offering to (i) acquire certain ownership interests in the properties in our initial portfolio for approximately $50.9 million pursuant to the formation transactions, (ii) repay $5.0 million of our outstanding indebtedness; and (iii) for general corporate purposes, including working capital, future acquisitions and, potentially, paying distributions.

(D)
Reflects the acquisition of 100% of the equity interests in 2700 Blankenbaker and Chase Corporate Center. We have determined that these acquisitions qualify as asset acquisitions. As a result, the purchase price has been allocated to acquired tangible assets (consisting of land and improvements, buildings and improvements and tenant improvements), acquired intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases). The

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

Note 1—Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2018 (Continued)

  following table illustrates the provisional purchase price allocation for 2700 Blankenbaker and Chase Corporate Center, as well as the related indebtedness acquired to finance the purchases.

	2700 Blankenbaker	Chase Corporate Center
Assets
Land and improvements	$	$
Building and improvements
Tenant improvements
Above-market leases
In-place leases

Total assets	$	$

Liabilities
Below-market leases
Mortgage notes payable

Total liabilities	$	$

Equity Interests in Properties	$	$

(E)
Reflects the acquisition of 100% of the equity interests in the properties included within Properties I. We have determined that these acquisitions qualify as asset acquisitions. As a result, the purchase price has been allocated to acquired tangible assets (consisting of land and improvements, buildings and improvements and tenant improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases). The following table illustrates the provisional purchase price allocation for the properties included in Properties I, as well as the related indebtedness acquired to finance the purchases.

	Primacy II	Primacy III
Assets
Land and improvements	$	$
Building and improvements
Tenant improvements
Above-market leases
In-place leases

Total assets	$	$

Liabilities
Below-market leases	$	$
Mortgage notes payable

Total liabilities

Equity Interests in Properties	$	$

(F)
Reflects the acquisition of equity interests in the properties included within Properties II. We have determined that these acquisitions qualify as asset acquisitions. As a result, the purchase price has been allocated to acquired tangible assets (consisting of land and improvements, buildings and improvements and tenant improvements) and acquired intangible assets and liabilities (consisting of above-market and below-market leases and in-place leases). The

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

Note 1—Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of September 30, 2018 (Continued)

  following table illustrates the provisional purchase price allocation for the properties included in Properties II, as well as the related indebtedness acquired to finance the purchases.

	8700 Tournament Trails	Intech Ten	Goodale	MetroCenter IV	MetroCenter V	Executive Park	The Collection at Sabal Park	One Harrison(1)
Assets
Land and improvements	$	$	$	$	$	$	$	$
Building and improvements
Tenant improvements
Above-market leases
In-place leases

Total assets	$	$	$	$	$	$	$	$

Liabilities
Below-market leases
Mortgage notes payable

Total liabilities

Equity interests in properties	$	$	$	$	$	$	$	$

Ownership interest								43.7%
Noncontrolling interest								$

(1)
One Harrison is presented on a consolidated basis in these pro forma financial statements in accordance with the accounting standards governing variable interest entities (VIEs). As a result, a related amount of non-controlling interest has been included as a component of equity on the condensed consolidated pro forma balance sheet and the share of One Harrison's net income (loss) has been separately identified on the condensed consolidated pro forma statements of operations. See "Management's Discussion and Analysis of Financial Condition and Result of Operations" for more information on our critical accounting policies, include those involving VIEs.
(G)
Reflects the use of proceeds of approximately $5.0 million to repay the mezzanine loan portion of the mortgage secured by the property known as The Collection at Sabal Park. The debt carries an interest rate of 14% and has a maturity date of August 5, 2021.

(H)
Reflects the reclassification of Predecessor equity to noncontrolling interests in our operating partnership, representing the issuance of            common units based on the midpoint of the price range set forth on the front cover of this prospectus.

Note 2—Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017

        The adjustments to the unaudited pro forma condensed consolidated statements of operations for the nine months ended September 30, 2018 and the year ended December 31, 2017 are as follows:

(AA)
Reflects the unaudited combined statement of operations of Priam Properties Predecessor for the nine months ended September 30, 2018 and the audited combined statement of operations for the year ended December 31, 2017.

(BB)
Reflects the unaudited combined statement of operations of 2700 Blankenbaker and Chase Corporate Center for the nine months ended September 30, 2018 and the audited combined statement of operations for the year ended December 31, 2017.

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

Note 2—Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017 (Continued)

(CC)
Reflects the unaudited combined statement of revenues and certain expenses of Properties I for the nine months ended September 30, 2018 and the audited combined statement of revenues and certain expenses for the year ended December 31, 2017.

(DD)
Reflects the unaudited combined statement of revenues and certain expenses of Properties II for the nine months ended September 30, 2018 and the audited combined statement of revenues and certain expenses for the year ended December 31, 2017.

(EE)
Reflects adjustments to the historical results of the properties as reported in (AA) through (DD) to reflect (i) the formation transactions, (ii) this offering and (iii) incremental revenues, operating expenses, depreciation and amortization and interest expenses necessary to present pro forma financial information assuming (i) and (ii) occurred as of January 1, 2017.

For the Intech Ten and Goodale properties, which are part of Properties II, due to the limited amount of information available from the previous ownership entities, the historical information presented in the statement of revenues and certain expenses for the year ended December 31, 2017 reflects only the period after the properties were acquired by us. For Intech Ten, the historical information covers the period September 29, 2017 through December 31, 2017 and for Goodale the historical information covers the period August 15, 2017 through December 31, 2017. To reflect a full year's activity for purposes of this pro forma presentation, management has provided its best estimate of the pre-acquisition revenue and expenses for these properties based on the information provided to us by the sellers as part of our standard due diligence process in acquiring these properties. See footnote (LL).

One Harrison is part of a joint venture in which we will own approximately 43.7% of the equity interests after the effects of this offering and the formation transactions. One Harrison has been consolidated for accounting purposes for this presentation (see footnote F(1) to the pro forma condensed consolidated balance sheet).

(FF)
Reflects the incremental amount of depreciation and amortization that would have been recorded based on an assumed acquisition date of January 1, 2017. The following chart indicates

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

Note 2—Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017 (Continued)

  the amount of the adjustments by property for the nine months ended September 30, 2018 and the year ended December 31, 2017.

	Nine Months Ended September 30, 2018		Year Ended December 31, 2017
	Depreciation of Fixed Assets	Amortization of Lease Intangibles	Depreciation of Fixed Assets	Amortization of Lease Intangibles
2700 Blankenbaker	$	$	$	$
Chase Corporate Center
Primacy II
Primacy III
8700 Tournament Trails
Intech Ten
Goodale
MetroCenter IV
MetroCenter V
Executive Park
The Collection at Sabal Park
One Harrison

Total adjustment	$	$	$	$

(GG)
Reflects the incremental amount of net interest expense that would have been recorded based on an assumed acquisition date of January 1, 2017 and includes the effects of any adjustments to debt issuance costs or the fair value of the related indebtedness. The following chart indicates the amount of the adjustments by property for the nine months ended September 30, 2018 and the year ended December 31, 2017.

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
2700 Blankenbaker	$	$
Chase Corporate Center
Primacy II
Primacy III
8700 Tournament Trails
Intech Ten
Goodale
MetroCenter IV
MetroCenter V
Executive Park
The Collection at Sabal Park
One Harrison

Total adjustment	$	$

(HH)
Reflects the expected reduction in certain specifically-identified travel and general and administrative expenses that were realized upon the acquisition and change in ownership of the properties.

(II)
Reflects additional general and administrative costs we expect to incur as a result of becoming a public company including incremental salaries and benefits, board of directors' fees and expenses, directors' and officers' liability insurance, incremental audit, tax and legal fees, transfer agent

Priam Properties Inc.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements (Continued)

Note 2—Adjustments to the Unaudited Pro Forma Condensed Consolidated Statement of Operations for the Nine Months Ended September 30, 2018 and the Year Ended December 31, 2017 (Continued)

  fees and other expenses related to corporate governance, SEC reporting and other compliance matters.

(JJ)
Reflects (i) the estimated amortization of awards of an aggregate of            LTIP units to certain of our executive officers and (ii) the estimated amortization of awards of an aggregate of            shares of restricted stock to our non-employee directors and certain other employees (based on a three-year vesting period), in each case, upon the completion of this offering. The aggregate fair value of the awards is expected to be $             million (based on the midpoint of the initial public offering price range included on the front cover of this prospectus).

(KK)
Reflects the expected reduction in interest expense associated with the anticipated use of approximately $5.0 million of the proceeds of this offering to repay the mezzanine loan portion of the mortgage secured by the property known as The Collection at Sabal Park.

(LL)
Reflects management's best estimates of the operating results of the Intech Ten and Goodale properties prior to their acquisition by the Priam affiliates. See footnote (EE).

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Priam Properties Inc.:

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated balance sheet of Priam Properties Inc. (the "Company") as of July 17, 2018, and the related notes (collectively, the consolidated balance sheet). In our opinion, the consolidated balance sheet presents fairly, in all material respects, the financial position of the Company as of July 17, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the consolidated balance sheet based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement, whether due to error or fraud. Our audit includes performing procedures to assess the risks of material misstatement of the consolidated balance sheet, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated balance sheet. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated balance sheet. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

Charlotte, North Carolina
September 7, 2018

Priam Properties Inc.

Consolidated Balance Sheet

July 17, 2018

ASSETS
Cash	$1,099

EQUITY
Common stock, $0.01 par value per share; 600,000,000 shares authorized; 1,000 shares issued and outstanding	$10
Additional paid-in capital	990
Non-controlling interest of operating partnership	99

Total equity	$1,099

See accompanying notes to consolidated balance sheet

Priam Properties Inc.

Notes to Consolidated Balance Sheet

July 17, 2018

Note 1—Organization

        Priam Properties Inc. (the "Company") was incorporated in Maryland on July 5, 2018, and capitalized with the issuance of 1,000 shares at par on July 17, 2018. The Company is the general partner of Priam Office Properties OP LP (the "Operating Partnership"), which was formed in Delaware on July 5, 2018.

        The Operating Partnership intends to acquire interests in office properties in the United States. The Company intends to elect and qualify to be taxed as a real estate investment trust, or REIT, for federal income tax purposes in accordance with the rules of the Internal Revenue Code ("IRC").

        This consolidated balance sheet includes the accounts of the Company and its wholly owned subsidiary, the Operating Partnership. All intercompany balances have been eliminated in consolidation.

Note 2—Federal Income Tax

        The Company has elected to be treated as an S corporation. The Company intends to revoke its S corporation election and intends to elect to be treated as a REIT under Sections 856 through 859 of the IRC commencing with its short taxable year ending December 31, 2018. The Company's qualification as a REIT depends upon its ability to meet on a continuing basis, through actual investment and operating results, various complex requirements under the IRC relating to, among other things, the sources of the Company's gross income, the composition and values of its assets, its distribution levels and the diversity of ownership of its stock. The Company believes that it will be organized in conformity with the requirements for qualification and taxation as a REIT under the IRC and that the Company's intended manner of operation will enable it to meet the requirements for qualification and taxation as a REIT.

        As a REIT, the Company generally will not be subject to federal income tax on taxable income that it distributes currently to its stockholders. If the Company fails to qualify as a REIT in any taxable year and does not qualify for certain statutory relief provisions, the Company will be subject to federal income tax at regular corporate rates and generally will be precluded from qualifying as a REIT for the subsequent four taxable years following the year during which it lost its REIT qualification. Accordingly, the Company's failure to qualify as a REIT could materially and adversely affect it, including its ability to make distributions to its stockholders in the future. Even if the Company qualifies as a REIT, it may be subject to some U.S. federal, state and local taxes on its income or property and the income of any taxable REIT subsidiaries will be subject to taxation at normal corporate rates.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Priam Properties Inc.:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of Priam Properties Predecessor (the "Company") as of December 31, 2017 and 2016, the related combined statements of operations, changes in equity, and cash flows for the year ended December 31, 2017 and for the period from July 22, 2016 through December 31, 2016, and the related notes and financial statement Schedule III (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the year ended December 31, 2017 and for the period from July 22, 2016 through December 31, 2016, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

Charlotte, North Carolina
September 7, 2018

Priam Properties Predecessor

Combined Balance Sheets

	September 30, 2018	December 31, 2017	December 31, 2016
	(unaudited)
ASSETS
Investments in real estate:
Land and improvements	$	$5,484,774	$3,806,147
Buildings and improvements		13,818,487	10,179,401
Tenant improvements		1,558,635	1,076,080
Less: accumulated depreciation		(1,236,953)	(140,341)

Investments in real estate, net		19,624,943	14,921,287

Cash		606,304	538,726
Restricted cash		485,386	379,227
Tenant receivables and accrued straight-line rents		199,219	64,512
Intangible assets, net		1,754,016	1,643,117
Prepaid expenses and other assets		188,937	21,264

Total assets	$	$22,858,805	$17,568,133

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable, net	$	$15,498,347	$11,301,888
Line of credit		123,125	—
Capital lease obligation		460,876	42,127
Accounts payable and accrued liabilities		81,831	36,091
Real estate taxes payable		234,681	75,138
Acquired below market leases, net		231,495	305,289
Tenant security deposits		125,795	92,454
Other liabilities		64,997	—

Total liabilities		16,821,147	11,852,987

Equity		6,037,658	5,715,146

Total liabilities and equity	$	$22,858,805	$17,568,133

See accompanying notes to combined financial statements

Priam Properties Predecessor Combined Statements of Operations

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Year Ended December 31, 2017	Period from July 22, 2016 through December 31, 2016
	(unaudited)	(unaudited)
Revenues:
Rental revenue	$	$	$3,406,973	$544,748
Recoveries from tenants			373,392	83,955
Other income			1,597	—

Total revenues			3,781,962	628,703

Operating expenses:
Property operating expenses			793,519	142,223
Real estate taxes			516,627	73,700
Repairs and maintenance			297,397	61,740
Management fee			134,758	24,503
Other operating expenses			255,032	30,856
Depreciation and amortization			1,693,783	219,396

Total operating expenses			3,691,116	552,418

Income from operations			90,846	76,285
Interest expense			(770,009)	(127,198)

Net loss	$	$	$(679,163)	$(50,913)

See accompanying notes to combined financial statements

Priam Properties Predecessor Combined Statements of Changes in Equity

	Grove Park		Haverstick		5400 Poplar		Total Equity
Equity, July 22, 2016 (inception)		$—		$—		$—		$—
Contributions		3,018,878		2,768,903		—		5,787,781
Distributions		(21,722)		—		—		(21,722)
Net loss		(32,205)		(18,708)		—		(50,913)

Equity, December 31, 2016		$2,964,951		$2,750,195		$—		$5,715,146
Contributions		—		—		1,700,000		1,700,000
Distributions		(349,984)		(236,920)		(111,421)		(698,325)
Net loss		(147,258)		(357,747)		(174,158)		(679,163)

Equity, December 31, 2017		$2,467,709		$2,155,528		$1,414,421		$6,037,658
Contributions
Distributions
Net loss

Equity, September 30, 2018 (unaudited)	$		$		$		$

Equity, December 31, 2016		$2,964,951		$2,750,195		$—		$5,715,416
Contributions
Distributions
Net loss

Equity, September 30, 2017 (unaudited)	$		$		$		$

See accompanying notes to combined financial statements

Priam Properties Predecessor Combined Statements of Cash Flows

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Year Ended December 31, 2017	Period from July 22, 2016 through December 31, 2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss			$(679,163)	$(50,913)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			1,693,783	219,396
Amortization of debt issuance costs			35,920	—
Amortization and accretion of above and below market leases			(73,794)	(9,124)
Straight-line rent adjustment			(145,702)	—
Changes in operating assets and liabilities:
Tenant receivables			10,995	(64,512)
Prepaid expenses and other assets			(167,673)	(21,264)
Accounts payable and accrued liabilities			45,740	36,091
Real estate taxes payable			159,543	75,138
Tenant security deposits			33,341	92,454
Other liabilities			64,997	—

Net cash provided by operating activities			977,987	277,266

Cash flows from investing activities:
Acquisitions of investments in real estate			(5,750,185)	(16,381,097)
Capital additions			(275,627)	(46,163)

Net cash used in investing activities			(6,025,812)	(16,427,260)

Cash flows from financing activities:
Proceeds from mortgage notes payable			4,260,000	11,480,000
Proceeds from line of credit			123,125	—
Repayment of mortgage notes payable			(30,645)	—
Repayment of capital lease obligation			(63,777)	—
Debt issuance costs paid			(68,816)	(178,112)
Contributions			1,700,000	5,787,781
Distributions			(698,325)	(21,722)

Net cash provided by financing activities			5,221,562	17,067,947

Net increase in cash and restricted cash			173,737	917,953
Cash and restricted cash at beginning of period			917,953	—

Cash and restricted cash at end of period	$	$	$1,091,690	$917,953

Supplemental disclosure of cash information
Cash paid during the year for interest			$725,744	$104,979
Supplemental disclosure of non-cash transactions:
Capital additions financed with leases			$482,526	$42,127

See accompanying notes to combined financial statements

Priam Properties Predecessor Notes to Combined Financial Statements

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 1—Basis of Presentation

        These combined financial statements of Priam Properties Predecessor (the "Company") reflect the financial position and results of operations of three office real estate properties. Three limited liability companies, 4515 Poplar, LLC ("Grove Park"), Haverstick Office, LLC ("Haverstick") and 5400 Poplar, LLC ("5400 Poplar"), comprise the Company, each of which own one office property.

        Priam Properties Inc. ("Priam") was incorporated in the State of Maryland on July 5, 2018. Priam intends to acquire the Company in a series of transactions in connection with the completion of an initial public offering of Priam's common stock. The Company is under the common control of parties related to Priam, therefore, the financial statements of the separate entities which own the properties are presented on a combined basis.

        These combined financial statements were prepared for the purpose of inclusion in a registration statement on Form S-11 and to comply with the rules and regulations of the Securities and Exchange Commission. The table below summarizes the properties included in this combination, their acquisition dates, and their locations:

Property	Acquisition Date	Location
Grove Park	July 22, 2016	Memphis, TN
Haverstick	December 22, 2016	Indianapolis, IN
5400 Poplar	January 27, 2017	Memphis, TN

        The combined financial statements and accompanying notes include the accounts of each of the properties within the Company, from its respective date of acquisition by the Company forward, and have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

        The unaudited combined financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017, have been prepared in accordance with GAAP for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2018 is not necessarily indicative of the expected results for the entire year ending December 31, 2018.

Note 2—Summary of Significant Accounting Policies

(a)   Use of Estimates

        The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b)   Investments in Real Estate

        Investments in real estate consist of land and improvements, buildings and improvements, and tenant improvements that were allocated to each category upon acquisition. Improvements and

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

additions after the properties acquisition date are recorded at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Land improvements	15 - 20
Buildings and improvements	39 - 43
Tenant improvements	Shorter of asset's useful life or noncancelable lease term

        Depreciation expense was $            and $            for the nine months ended September 30, 2018 and 2017 respectively (unaudited), and $1,096,612 and $140,341 for the periods ended December 31, 2017 and 2016, respectively.

(c)   Allocation of Purchase Price of Real Estate

        Upon the acquisition of real estate, the Company evaluates whether the acquisition is a business combination or an asset acquisition. The Company has determined that each of its acquisitions of real estate met the definition of an asset acquisition. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land and improvements, buildings and improvements, and acquired intangible assets and liabilities (consisting of the value of above-market and below-market leases and the value of in-place leases).

        The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings and improvements based on management's determination of the value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

        The fair values of above-market and below-market leases are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the leases and (ii) an estimate of market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable term of the lease including any fixed rate bargain renewal periods, with respect to a below-market lease. The above-market and below-market lease values are capitalized as intangible lease assets or liabilities. Above-market lease values are amortized as an adjustment of rental income over the remaining terms of the respective leases. Below-market leases are amortized as an adjustment of rental income over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of above-market and below-market leases related to that lease would be recorded as an adjustment to rental income.

        The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

direct costs and are estimated based on management's consideration of current market costs to execute a similar lease. The amount of costs associated with lost rentals is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

(d)   Restricted Cash

        Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held in escrow accounts for capital improvements as well as cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender's loan agreement. Restricted bank deposits consist of tenant receipts which are required to be deposited into lender-controlled accounts in accordance with the respective lender's loan agreement.

        For both 2017 and 2016, the Company adopted Accounting Standards Update (ASU) 2016-18, Restricted Cash (ASU 2016-18). ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents and restricted cash. This ASU states that transfers between cash, cash equivalents and restricted cash are not part of the Company's operating, investing and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.

        The following table presents a reconciliation of the beginning of period and end of period cash and restricted cash reported within the combined balance sheets to the totals shown in the combined statements of cash flows:

		December 31,
	September 30, 2018
		2017	2016
	(unaudited)
Beginning of period:
Cash		$538,726	$—
Restricted cash		379,227	—

Cash and restricted cash	$	$917,953	$—

End of period:
Cash		$606,304	$538,726
Restricted cash		485,386	379,227

Cash and restricted cash	$	$1,091,690	$917,953

(e)   Impairment

        The Company periodically assesses whether there are any indicators that the value of the long-lived assets may be impaired or that their carrying value may not be recoverable. The Company reviews its investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying amount over the fair value of the asset, with fair value determined based on estimated future discounted cash flows or using standard industry valuation techniques.

        The Company determined that there were no indicators of impairment of its investment in real estate for the periods ended September 30, 2018 and 2017 (unaudited), December 31, 2017 and 2016.

(f)    Debt Issuance Costs

        Debt issuance costs, net of accumulated amortization, are reported as a direct deduction from the face amount of the mortgage notes payable to which such costs relate. Amortization of debt issuance costs is reported as a component of interest expense and is computed using a method which approximates the effective interest rate method. Debt issuance costs, net of accumulated amortization, totaled $            as of September 30, 2018 (unaudited) and $211,008 and $178,112 as of December 31, 2017 and 2016, respectively. Amortization expense related to debt issuance costs for the nine months ended September 30, 2018 and 2017 was $            and $            , respectively (unaudited) and for the periods ended December 31, 2017 and 2016 was $35,920 and $0, respectively.

(g)   Revenue Recognition and Allowance for Doubtful Accounts

        Leases with tenants are classified as operating. Rental revenues consist of base rents, which are recognized on a straight-line basis over their lease term. Recoveries from tenants represents amounts that are charged to tenants for their share of operating expenses incurred by the Company in accordance with each tenant's lease. Expenses such as insurance, real estate taxes, repairs and maintenance, and other operating expenses are generally subject to recovery. Recoveries from tenants are recognized in accordance with the terms of the lease, on a monthly basis, and adjusted annually.

        If collectability of straight-line rents or tenant receivables is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established. For straight-line rent receivables, the assessment is based on amounts estimated to be recoverable over the lease term. Judgment is exercised in establishing allowances which include payment history and current credit status in developing these estimates. As of September 30, 2018 (unaudited), December 31, 2017 and 2016 there was no allowance for estimated losses.

(h)   Income Taxes

        The limited liability companies which comprise the Company are not subject to federal, state and local income taxes; accordingly, the Company makes no provision for income taxes in its combined financial statements. The Company's taxable income or loss, which is different than financial statement income or loss, is reportable by the owners of the limited liability companies.

        The Company follows a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not (a likelihood of more than 50%) to be sustained upon examination. Measurement (step two) determines the amount of benefit that more likely than not will be realized upon settlement. Derecognition of a tax position that was previously recognized occurs when the Company subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained.

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

The Company had no unrecognized tax benefits as of September 30, 2018 (unaudited) and December 31, 2017 and 2016.

(i)    Recent Accounting Pronouncements

        On May 28, 2014, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), 2014-09, Revenue from Contracts with Customers, ("ASU 2014-09"). The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements. The pronouncement is effective for reporting periods beginning after December 15, 2017. The Company adopted the provisions of ASU 2014-09 effective January 1, 2018, using the modified retrospective approach. Rental property revenue is accounted in accordance with Accounting Standards Codification 840, Leases. The Company's rental revenue consists of (i) contractual revenues from leases recognized on a straight-line basis over the term of the respective lease and (ii) the reimbursements of the tenants' share of real estate taxes, insurance and other operating expenses. The Company evaluated the revenue recognition for its contracts within this scope under existing accounting standards and under ASU 2014-09 and concluded that there were no changes to the combined financial statements as a result of adoption.

        On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, ("ASU 2017-05"). ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. Partial sales of nonfinancial assets include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 provides guidance on how entities should recognize sales, including partial sales, of non-financial assets (and in-substance non-financial assets) to non-customers. ASU 2017-05 requires the seller to recognize a full gain or loss in a partial sale of non-financial assets, to the extent control is not retained. Any noncontrolling interest retained by the seller would, accordingly, be measured at fair value. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. The Company adopted the provisions of ASU 2017-05 effective January 1, 2018, which had no impact on the Company's combined financial statements.

        On February 25, 2016, the FASB issued ASU 2016-02, Leases, ("ASU 2016-02"). ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in Topic 606, Revenue from Contracts with Customers, and Topic 610, Other Income. Gains and Losses from the Derecognition of Non-financial Assets. Under ASU 2016-02, a lessee is required to record a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain costs, such as legal costs related to lease negotiations, being expensed rather than capitalized. In addition, ASU 2016-02 requires lessors to identify the lease and non-lease components, such as the reimbursement of common area maintenance, contained within each lease. Recoveries from tenants will not be addressed until the Company's adoption of ASU 2016-02, considering its revisions to accounting for common area maintenance as described in ASU 2018-11 below. ASU 2016-02 is effective for fiscal

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

        In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, ("ASU 2018-11") to simplify the leasing guidance by allowing lessors to elect a practical expedient to not separate non-lease components from a lease, which would provide the Company with the option of not bifurcating certain common area maintenance recoveries as a non-lease component. The Company is in process of evaluating the impact that ASU 2016-02 and ASU 2018-11 will have on the Company's combined financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business ("ASU 2017-01"). The amendments in ASU 2017-01 provide an initial screen to determine if substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of a similar identifiable assets, in which case the transaction would be accounted for as an asset acquisition. In addition, ASU 2017-01 clarifies the requirements for a set of activities to be considered a business and narrows the definition of an output. ASU 2017-01 is effective for fiscal years, and interim periods within such years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2017-01 at its inception and determined its purchases of investments in real estate were asset acquisitions rather than business combinations.

Note 3—Acquisitions of Real Estate

        On July 22, 2016, the Company acquired Grove Park for the total purchase price, including acquisition costs, of $8,646,495. On December 22, 2016, the Company acquired Haverstick for the total purchase price, including acquisition costs, of $7,734,602. On January 27, 2017, the Company acquired 5400 Poplar for the total purchase price, including acquisition costs, of $5,750,185.

        The following tables summarize the allocations to assets and liabilities of each property at its respective acquisition date:

January 27, 2017
5400 Poplar
Land and improvements	$1,678,627
Buildings and improvements	2,972,886
Tenant improvements	390,602
In-place leases	708,070

Total assets acquired	$5,750,185

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 3—Acquisitions of Real Estate (Continued)

	July 22, 2016	December 22, 2016
	Grove Park	Haverstick	Total
Assets:
Land and improvements	$2,251,356	$1,554,791	$3,806,147
Buildings and improvements	5,491,192	4,646,082	10,137,274
Tenant improvements	306,991	722,926	1,029,917
In-place leases	670,901	1,051,271	1,722,172

	8,720,440	7,975,070	16,695,510
Liabilities:
Below market leases	(73,945)	(240,468)	(314,413)

Net assets acquired	$8,646,495	$7,734,602	$16,381,097

Note 4—Intangible Assets and Acquired Below Market Leases

        Intangible assets, net consisted of the following as of September 30, 2018 (unaudited), December 31, 2017 and 2016:

September 30, 2018 (unaudited)
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases				$—

Liabilities:
Acquired below market leases				$—

	December 31, 2017
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases	5.4	$2,430,242	$(676,226)	$1,754,016

Liabilities:
Acquired below market leases	5.9	$(314,413)	$82,918	$(231,495)

	December 31, 2016
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases	5.0	$1,722,172	$(79,055)	$1,643,117

Liabilities:
Acquired below market leases	5.9	$(314,413)	$9,124	$(305,289)

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 4—Intangible Assets and Acquired Below Market Leases (Continued)

        Amortization expense related to in-place leases was $            and $            for the nine months ended September 30, 2018 and 2017 respectively (unaudited), and $597,171 and $79,055 for the periods ended December 31, 2017 and 2016, respectively, and is recorded in depreciation and amortization in the combined statements of operations. Estimated amortization expense for the next five years (2018 through 2022) is $569,897, $369,818, $256,725, $183,198 and $123,248, respectively.

        Amortization of acquired below market leases was $            and $            for the nine months ended September 30, 2018 and 2017 respectively (unaudited), and $73,794 and $9,124 for the periods ended December 31, 2017 and 2016, respectively, and is recorded in rental revenue in the combined statements of operations. Estimated amortization for the next five years (2018 through 2022) is $67,872, $40,584, $24,302, $22,150 and $22,150, respectively.

Note 5—Mortgage Notes Payable, Line of Credit and Capital Lease Obligation

Mortgage Notes Payable

Grove Park

        On July 22, 2016, the Company entered into a mortgage loan agreement with a financial institution in the amount of $6,020,000 that matures on August 11, 2026. The loan is secured by a first mortgage lien on Grove Park and is personally guaranteed by the principals of one of the Company's equity members. The loan bears interest at a fixed rate of 4.38% per annum. The Company is required to make monthly interest only payments calculated based on the outstanding loan amount from September 2016 through August 2019. Fixed monthly principal and interest payments of $33,052 begin September 2019. The loan agreement contains financial and non-financial covenants. Management believes the Company was in compliance with all covenants as of September 30, 2018 (unaudited), December 31, 2017 and 2016. For the nine months ended September 30, 2018 and 2017, interest expense was $            and $            respectively (unaudited) and for the periods ended December 31, 2017 and 2016, interest expense was $266,868 and $119,387, respectively. As of September 30, 2018, accrued interest was $            (unaudited) and as of December 31, 2017 and 2016, accrued interest was $14,176 and $14,646, respectively, and is included in other liabilities on the accompanying combined balance sheets. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, the outstanding mortgage balance was $6,020,000.

Haverstick

        On December 22, 2016, the Company entered into a mortgage loan agreement with a financial institution in the amount of $5,460,000 that matures on January 11, 2027. The loan is secured by a first mortgage lien on Haverstick and is personally guaranteed by the principals of one of the Company's equity members. The loan bears interest at a fixed rate of 5.15% per annum. The Company is required to make monthly interest only payments calculated based on outstanding loan amount from February 2017 through January 2020. Fixed monthly principal and interest payments of $29,813 begin February 2020. The loan agreement contains financial and non-financial covenants. Management believes the Company was in compliance with all covenants as of September 30, 2018 (unaudited), December 31, 2017 and 2016. For the nine months ended September 30, 2018 and 2017, interest expense was $            and $            respectively (unaudited) and for the periods ended December 31, 2017 and 2016, interest expense was $284,315 and $7,811, respectively. As of September 30, 2018 accrued interest was $            (unaudited) and as of December 31, 2017 and 2016, accrued interest was $15,622 and $0, respectively,

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 5—Mortgage Notes Payable, Line of Credit and Capital Lease Obligation (Continued)

and is included in other liabilities on the accompanying combined balance sheets. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, the outstanding mortgage balance was $5,460,000.

5400 Poplar

        On January 27, 2017, the Company entered into a mortgage loan agreement with a financial institution in the amount of $4,260,000. The loan is secured by a first mortgage lien on 5400 Poplar. The loan bears interest at a fixed rate of 4.50% per annum and matures on July 27, 2022. The Company is required to make fixed monthly principal and interest payments of $23,859 beginning in September 2017. The loan agreement contains financial and non-financial covenants. Management believes the Company was in compliance with all covenants as of December 31, 2017. For the nine months ended September 30, 2018 and 2017, interest expense was $            and $            respectively (unaudited) and for the period ended December 31, 2017, interest expense was $182,906. As of September 30, 2018 accrued interest was $            (unaudited) and as of December 31, 2017, accrued interest is $16,388 and is included in other liabilities on the accompanying combined balance sheets. As of September 30, 2018 (unaudited) and December 31, 2017, the outstanding mortgage balance was $4,229,355.

Line of Credit

        On September 11, 2017, the Company entered into a line of credit with a financial institution, in the amount of $261,145 to fund building improvements. The line of credit is secured by a second mortgage lien on 5400 Poplar. The line of credit bears a fixed interest rate of 5.43% per annum and matures on September 11, 2022. On March 15, 2018, the Company amended the line of credit to increase the borrowing capacity to $303,145. The amended facility requires monthly principal and interest payments of $6,348 through September 2022. As of September 30, 2018 (unaudited) and December 31, 2017, the outstanding balance on the line of credit was $            and $123,125, respectively.

        Scheduled principal payments on the mortgage notes payable, line of credit and capital lease obligation as of December 31, 2017 are as follows:

	5400 Poplar	Grove Park	Haverstick	Capital Lease Obligation	Total
2018	$95,331	$—	$—	$104,931	$200,262
2019	99,773	44,561	—	104,931	249,265
2020	103,902	137,646	71,711	104,931	418,190
2021	109,262	143,797	82,181	104,840	440,080
2022	3,944,212	150,224	86,515	41,243	4,222,194
Thereafter	—	5,543,772	5,219,593	—	10,763,365

	$4,352,480	$6,020,000	$5,460,000	$460,876	$16,293,356

Priam Properties Predecessor Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 6—Operating Leases

        Each of the following tenants represents greater than 10% of the Company's rental revenue for the nine months ended September 30, 2018, and the periods ended December 31, 2017 and 2016:

		% of Rental Revenue
Property	Tenant	2018	2017	2016
		(unaudited)
5400 Poplar	Paragon Bank		10%	n/a
Haverstick	Child Advocates, Inc.		10%	n/a
Grove Park	Memphis Orthopaedic Group		n/a	19%
Grove Park	Paragon National Bank		n/a	11%

        Future minimum lease payments under non-cancelable operating leases as of December 31, 2017, excluding any potential recoveries from tenants are as follows:

Year ending December 31:	Amount
2018	$3,290,700
2019	2,608,073
2020	2,052,549
2021	1,754,147
2022	1,219,614
Thereafter	2,491,012

Total	$13,416,095

Note 7—Related-Party Transactions

        For the nine months ended September 30, 2018 and 2017, and the periods ended December 31, 2017 and 2016, the Company incurred asset management fees totaling $            (unaudited) and $            (unaudited), $20,619 and $4,349, respectively, which are included in general and administrative expenses in the accompanying combined statements of operations.

Note 8—Commitments and Contingencies

        In the ordinary course of business, the Company may become subject to litigation or claims. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, there were no material legal proceedings to which the Company is a party.

Priam Properties Predecessor

Schedule III—Real Estate and Accumulated Depreciation

December 31, 2017

			Cost Capitalized Subsequent to Acquisition	Gross Carrying Amount at December 31, 2017
	Initial Cost
							Accumulated Depreciation at December 31, 2017		Encumbrances at December 31, 2017
	Land & Improvements	Building & Improvements		Land & Improvements	Building & Improvements			Year Acquired
Property Name			Improvements			Total
Office Properties
Grove Park	$2,251,356	$5,798,183	$247,777	$2,251,356	$6,045,960	$8,297,316	$(469,065)	2016	$6,020,000
Haverstick	1,554,791	5,369,008	299,673	1,554,791	5,668,681	7,223,472	(561,589)	2016	5,460,000
5400 Poplar	1,678,627	3,363,488	298,993	1,678,627	3,662,481	5,341,108	(206,299)	2017	4,352,480

Totals	$5,484,774	$14,530,679	$846,443	$5,484,774	$15,377,122	$20,861,896	$(1,236,953)		$15,832,480

        Depreciation and amortization of the Company's investment in buildings and improvements reflected in the statements of operations is calculated over the estimated useful lives of the assets, which are up to 43 years. The aggregate cost for federal income tax purposes was approximately $22.5 million at December 31, 2017.

        The changes in total investments in real estate for the periods ended December 31, 2017 and 2016 are as follows:

	2017	2016
Balance, beginning of period	$15,061,628	$—
Acquired properties	5,042,115	14,973,338
Improvements	758,153	88,290

Balance, end of period	$20,861,896	$15,061,628

        The changes in accumulated depreciation for the periods ended December 31, 2017 and 2016 are as follows:

	2017	2016
Balance, beginning of period	$(140,341)	$—
Depreciation expense	(1,096,612)	(140,341)

Balance, end of period	$(1,236,953)	$(140,341)

See accompanying report of independent registered public accounting firm

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Priam Properties Inc.:

Opinion on the Combined Financial Statements

We have audited the accompanying combined balance sheets of 2700 Blankenbaker and Chase Corporate Center (collectively, the "Company") as of December 31, 2017 and 2016, the related combined statements of operations, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the combined financial statements). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These combined financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2018.

Charlotte, North Carolina
September 7, 2018

2700 Blankenbaker and Chase Corporate Center Combined Balance Sheets

	September 30, 2018	December 31, 2017	December 31, 2016
	(unaudited)
ASSETS
Investments in real estate:
Land and improvements	$	$6,798,311	$6,773,900
Buildings and improvements		38,867,714	38,282,478
Tenant improvements		3,825,144	3,722,744
Less: accumulated depreciation		(3,633,866)	(1,827,405)

Investments in real estate, net		45,857,303	46,951,717

Cash		730,885	309,233
Restricted cash		1,540,573	1,203,459
Tenant receivables and accrued straight-line rents		728,744	448,759
Intangible assets, net		2,435,364	3,279,632
Prepaid expenses and other assets		197,966	139,601

Total assets	$	$51,490,835	$52,332,401

LIABILITIES AND EQUITY
Liabilities:
Mortgage notes payable, net	$	$35,872,616	$35,853,844
Capital lease obligation		366,181	—
Accounts payable and accrued liabilities		713,358	597,819
Tenant security deposits		68,836	68,836
Other liabilities		173,605	32,050

Total liabilities		37,194,596	36,552,549

Equity		14,296,239	15,779,852

Total liabilities and equity	$	$51,490,835	$52,332,401

See accompanying notes to combined financial statements

2700 Blankenbaker and Chase Corporate Center Combined Statements of Operations

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)	(unaudited)
Revenues:
Rental revenue	$	$	$5,873,780	$5,803,340
Recoveries from tenants			1,516,340	1,356,047
Other income			1,180	53,738

Total revenues	$—	$—	$7,391,300	$7,213,125

Operating expenses:
Property operating expenses			1,348,432	1,418,533
Real estate taxes			687,703	723,887
Repairs and maintenance			541,312	486,428
Management fee			245,386	212,895
Other operating expenses			272,540	298,855
Depreciation and amortization			2,677,973	2,675,260

Total operating expenses	—	—	5,773,346	5,815,858

Income from operations	—	—	1,617,954	1,397,267
Interest expense			(1,834,662)	(1,793,946)

Net loss	$—	$—	$(216,708)	$(396,679)

See accompanying notes to combined financial statements

2700 Blankenbaker and Chase Corporate Center Combined Statements of Changes in Equity

	2700 Blankenbaker		Chase Corporate Center		Total Equity
Equity, December 31, 2015		$4,799,719		$—		$4,799,719
Contributions		—		12,825,000		12,825,000
Distributions		(564,688)		(883,500)		(1,448,188)
Net income (loss)		32,723		(429,402)		(396,679)

Equity, December 31, 2016		$4,267,754		$11,512,098		$15,779,852
Distributions		(625,655)		(641,250)		(1,266,905)
Net loss		(12,304)		(204,404)		(216,708)

Equity, December 31, 2017		$3,629,795		$10,666,444		$14,296,239
Contributions
Distributions
Net loss

Equity, September 30, 2018 (unaudited)	$		$		$

Equity, December 31, 2016		$4,267,754		$11,512,098		$15,779,852
Contributions
Distributions
Net loss

Equity, September 30, 2017 (unaudited)	$		$		$

See accompanying notes to combined financial statements

2700 Blankenbaker and Chase Corporate Center Combined Statements of Cash Flows

	Nine Months Ended September 30, 2018	Nine Months Ended September 30, 2017	Year Ended December 31, 2017	Year Ended December 31, 2016
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss			$(216,708)	$(396,679)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization			2,677,973	2,675,260
Amortization of debt issuance costs			18,772	18,463
Straight-line rent adjustment			(141,742)	(307,157)
Changes in operating assets and liabilities:
Tenant receivables			(138,243)	(185,054)
Prepaid expenses and other assets			(85,609)	(137,343)
Accounts payable and accrued liabilities			115,539	483,708
Tenants security deposits			—	68,836
Other liabilities			141,555	32,050

Net cash provided by operating activities			2,371,537	2,252,084

Cash flows from investing activities:
Acquisitions of investments in real estate			—	(35,604,304)
Capital additions			(323,713)	(335,043)

Net cash used in investing activities			(323,713)	(35,939,347)

Cash flows from financing activities:
Proceeds from mortgage notes payable			—	23,200,000
Repayment of capital lease obligation			(22,153)	—
Debt issuance costs paid			—	(79,730)
Contributions			—	12,825,000
Distributions			(1,266,905)	(1,448,188)

Net cash (used in) provided by financing activities			(1,289,058)	34,497,082

Net increase in cash and restricted cash			758,766	809,819
Cash and restricted cash at beginning of year			1,512,692	702,873

Cash and restricted cash at end of year	$	$	$2,271,458	$1,512,692

Supplemental disclosure of cash information
Cash paid during the year for interest			$1,815,890	$1,710,651
Supplemental disclosure of non-cash transactions
Capital additions financed with leases			$388,334	$—

See accompanying notes to combined financial statements

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 1—Basis of Presentation

        These combined financial statements reflect the financial position and results of operations of two LLCs that own office real estate properties, 2700 Blankenbaker ("Blankenbaker") and Chase Corporate Center ("Chase") (collectively, the "Company"), that are expected to be acquired, through a series of transactions, by Priam Properties Inc. upon completion of an initial public offering. The members of the LLCs that currently own Blankenbaker and Chase are related parties to Priam Properties Inc. and other unrelated investors.

        These combined financial statements were prepared for the purpose of inclusion in a registration statement on Form S-11 and to comply with the rules and regulations of the Securities and Exchange Commission. The table below summarizes the properties included in this combination, their acquisition date by the Company, and their locations:

Property	Acquisition Date	Location
2700 Blankenbaker	November 10, 2015	Louisville, KY
Chase Corporate Center	January 14, 2016	Birmingham, AL

        The combined financial statements and accompanying notes include the accounts of each of the properties within the Company from its respective date of acquisition forward, and have been prepared using the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (GAAP).

        The unaudited combined financial statements as of September 30, 2018 and for the nine months ended September 30, 2018 and 2017, have been prepared in accordance with GAAP for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2018 is not necessarily indicative of the expected results for the entire year ending December 31, 2018.

Note 2—Summary of Significant Accounting Policies

(a)   Use of Estimates

        The preparation of combined financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(b)   Investments in Real Estate

        Investments in real estate consist of land and improvements, buildings and improvements, and tenant improvements that were allocated to each category upon acquisition. Improvements and

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

additions after the properties acquisition date are recorded at cost. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Years
Land improvements	15 - 20
Buildings and improvements	39 - 43
Tenant improvements	Shorter of asset's useful life or noncancelable lease term

        Depreciation expense was $            and $            for the nine months ended September 30, 2018 and 2017 respectively (unaudited), and $1,806,461 and $1,761,907 for the years ended December 31, 2017 and 2016, respectively.

(c)   Allocation of Purchase Price of Real Estate

        Upon the acquisition of real estate, the Company evaluates whether the acquisition is a business combination or an asset acquisition. The Company has determined that each of its acquisitions of real estate through December 31, 2017, met the definition of asset acquisitions. The Company allocates the purchase price of properties to acquired tangible assets, consisting of land and improvements, buildings and improvements, and acquired intangible assets (consisting of the value of in-place leases).

        The fair values of the tangible assets of an acquired property (which includes land, buildings and improvements) are determined by valuing the property as if it were vacant, and the "as-if-vacant" value is then allocated to land and buildings and improvements based on management's determination of the value of these assets. Management determines the as-if-vacant fair value of a property using methods similar to those used by independent appraisers. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions and other related costs. In estimating carrying costs, management includes real estate taxes, insurance, and other operating expenses during the expected lease-up periods based on current market conditions.

        The fair values of in-place leases include an estimate of direct costs associated with obtaining a new tenant and costs associated with lost rentals that are avoided by acquiring an in-place lease. Direct costs associated with obtaining a new tenant include commissions, tenant improvements, and other direct costs and are estimated based on management's consideration of current market costs to execute a similar lease. The amount of costs associated with lost rentals is calculated using the contractual amounts to be paid pursuant to the in-place leases over a market absorption period for a similar lease. These lease intangibles are amortized to expense over the remaining terms of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts of in-place lease assets relating to that lease would be expensed.

(d)   Restricted Cash

        Restricted cash consists of restricted cash held in escrow and restricted bank deposits. Restricted cash held in escrow includes cash held in escrow accounts for capital improvements as well as cash held by lenders in escrow accounts for tenant and capital improvements, repairs and maintenance and other lender reserves for certain properties, in accordance with the respective lender's loan agreement.

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

Restricted bank deposits consist of tenant receipts which are required to be deposited into lender-controlled accounts in accordance with the respective lender's loan agreement.

        For both 2017 and 2016, the Company adopted Accounting Standards Update (ASU) 2016-18, Restricted Cash (ASU 2016-18). ASU 2016-18 requires that a statement of cash flows explain the change during a reporting period in the total of cash, cash equivalents and restricted cash. This ASU states that transfers between cash, cash equivalents and restricted cash are not part of the Company's operating, investing and financing activities. Therefore, restricted cash should be included with cash and cash equivalents when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows.

        The following table presents a reconciliation of the beginning of year and end of year cash and restricted cash reported within the combined balance sheets to the totals shown in the combined statements of cash flows:

		December 31, 2018
	September 30, 2018
		2017	2016
	(unaudited)
Beginning of year:
Cash		$309,233	$240,416
Restricted cash		1,203,459	462,457

Cash and restricted cash		$1,512,692	$702,873

End of year:
Cash		$730,885	$309,233
Restricted cash		1,540,573	1,203,459

Cash and restricted cash		$2,271,458	$1,512,692

(e)   Impairment

        The Company periodically assesses whether there are any indicators that the value of the long-lived assets may be impaired or that their carrying value may not be recoverable. The Company reviews its investments in real estate for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss is recognized if the estimated future undiscounted cash flows derived from the asset are less than its carrying amount. The impairment loss is measured as the excess of the carrying amount over the fair value of the asset, with fair value determined based on recent financial performance and estimated future discounted cash flows or using standard industry valuation techniques.

        The Company determined that there were no indicators of impairment of its investments in real estate for the nine months ended September 30, 2018 (unaudited) and for the years ended December 31, 2017 and 2016.

(f)    Debt Issuance Costs

        Debt issuance costs, net of accumulated amortization, are reported as a direct deduction from the face amount of the mortgage notes payable to which such costs relate. Amortization of debt issuance

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

costs is reported as a component of interest expense and is computed using a method, which approximates the effective interest method. Debt issuance costs, net of accumulated amortization, totaled $        as of September 30, 2018 (unaudited) and $115,384 and $134,156 as of December 31, 2017 and 2016, respectively. Amortization related to debt issuance costs for the nine months ended September 30, 2018 and 2017 (unaudited) was $        and $        , respectively, and for the years ended December 31, 2017 and 2016 was $18,772 and $18,463, respectively.

(g)   Revenue Recognition and Allowance for Doubtful Accounts

        Leases with tenants are classified as operating. Rental revenues consist of base rents, which are recognized on a straight-line basis over their lease term. Recoveries from tenants represents amounts that are charged to tenants for their share of operating expenses incurred by the Company in accordance with each tenant's lease. Expenses such as insurance, real estate taxes, repairs and maintenance, and other operating expenses are generally subject to recovery. Recoveries from tenants are recognized in accordance with the terms of the lease, on a monthly basis, and adjusted annually.

        If collectability of straight-line rents or tenant receivables is not reasonably assured, future revenue recognition is limited to amounts contractually owed and paid, and, when appropriate, an allowance for estimated losses is established. For straight-line rent receivables, the assessment is based on amounts estimated to be recoverable over the lease term. Judgment is exercised in establishing allowances which include payment history and current credit status in developing these estimates. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, there was no allowance for estimated losses.

(h)   Income Taxes

        The limited liability companies which comprise the Company are not subject to federal, state and local income taxes; accordingly, the Company makes no provision for income taxes in its combined financial statements. The Company's taxable income or loss, which is different than financial statement income or loss, is reportable by the members.

        The Company follows a two-step approach for evaluating uncertain tax positions. Recognition (step one) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not (a likelihood of more than 50%) to be sustained upon examination. Measurement (step two) determines the amount of benefit that more likely than not will be realized upon settlement. De-recognition of a tax position that was previously recognized occurs when the Company subsequently determines that a tax position no longer meets the more likely than not threshold of being sustained. The Company had no unrecognized tax benefits as of September 30, 2018 (unaudited) and December 31, 2017 and 2016.

(i)    Recent Accounting Pronouncements

        On May 28, 2014, the Financial Accounting Standards Board, ("FASB"), issued Accounting Standards Update, ("ASU"), 2014-09, Revenue from Contracts with Customers, ("ASU 2014-09"). The pronouncement was issued to clarify the principles for recognizing revenue and to develop a common revenue standard and disclosure requirements. The pronouncement is effective for reporting periods beginning after December 15, 2017. The Company adopted the provisions of ASU 2014-09 effective January 1, 2018, using the modified retrospective approach. Rental property revenue is accounted in accordance with Accounting Standards Codification 840, Leases. The Company's rental revenue consists

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

of (i) contractual revenues from leases recognized on a straight-line basis over the term of the respective lease and (ii) the reimbursements of the tenants' share of real estate taxes, insurance and other operating expenses. The Company evaluated the revenue recognition for its contracts within this scope under existing accounting standards and under ASU 2014-09 and concluded that there were no changes to the combined financial statements as a result of adoption.

        On February 23, 2017, the FASB issued ASU 2017-05, Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets, ("ASU 2017-05"). ASU 2017-05 clarifies the scope of asset derecognition guidance and accounting for partial sales of nonfinancial assets. Partial sales of nonfinancial assets include transactions in which the seller retains an equity interest in the entity that owns the assets or has an equity interest in the buyer. ASU 2017-05 provides guidance on how entities should recognize sales, including partial sales, of non-financial assets (and in-substance non-financial assets) to non-customers. ASU 2017-05 requires the seller to recognize a full gain or loss in a partial sale of non-financial assets, to the extent control is not retained. Any noncontrolling interest retained by the seller would, accordingly, be measured at fair value. ASU 2017-05 is effective for fiscal years beginning after December 15, 2017, including interim reporting periods within those fiscal years. The Company adopted the provisions of ASU 2017-05 effective January 1, 2018, which had no impact on the Company's combined financial statements.

        On February 25, 2016, the FASB issued ASU 2016-02, Leases, ("ASU 2016-02"). ASU 2016-02 establishes the principles to increase the transparency about the assets and liabilities arising from leases. ASU 2016-02 results in a more faithful representation of the rights and obligations arising from leases by requiring lessees to recognize the lease assets and lease liabilities that arise from leases in the statement of financial position and to disclose qualitative and quantitative information about lease transactions and aligns lessor accounting and sale leaseback transactions guidance more closely to comparable guidance in Topic 606, Revenue from Contracts with Customers, and Topic 610, Other Income. Gains and Losses from the Derecognition of Non-financial Assets. Under ASU 2016-02, a lessee is required to record a right of use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Lessor accounting remains largely unchanged, apart from the narrower scope of initial direct costs that can be capitalized. The new standard will result in certain costs, such as legal costs related to lease negotiations, being expensed rather than capitalized. In addition, ASU 2016-02 requires lessors to identify the lease and non-lease components, such as the reimbursement of common area maintenance, contained within each lease. Recoveries from tenants will not be addressed until the Company's adoption of ASU 2016-02, considering its revisions to accounting for common area maintenance as described in ASU 2018-11 below. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted.

        In July 2018, the FASB issued ASU 2018-11, Targeted Improvements, ("ASU 2018-11") to simplify the leasing guidance by allowing lessors to elect a practical expedient to not separate non-lease components from a lease, which would provide the Company with the option of not bifurcating certain common area maintenance recoveries as a non-lease component. The Company is in process of evaluating the impact that ASU 2016-02 and ASU 2018-11 will have on the Company's combined financial statements.

        In January 2017, the FASB issued ASU No. 2017-01, Clarifying the Definition of a Business ("ASU 2017-01"). The amendments in ASU 2017-01 provide an initial screen to determine if

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 2—Summary of Significant Accounting Policies (Continued)

substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, in which case the transaction would be accounted for as an asset acquisition. In addition, ASU 2017-01 clarifies the requirements for a set of activities to be considered a business and narrows the definition of an output. ASU 2017-01 is effective for fiscal years, and interim periods within such years, beginning after December 15, 2017. Early adoption is permitted. The Company adopted ASU 2017-01 at its inception and determined its purchases of investments in real estate were asset acquisitions rather than business combinations.

Note 3—Acquisitions of Real Estate

        On November 12, 2015, the Company acquired Blankenbaker for the total purchase price, including acquisition costs, of $17,060,986. On January 14, 2016, the Company acquired Chase for the total purchase price, including acquisition costs, of $35,604,304.

        The following table summarizes the allocations to assets and liabilities of each property at the acquisition date.

November 12, 2015 Blankenbaker
Assets:
Land and improvements	$3,042,595
Buildings and improvements	11,502,912
Tenant improvements	1,041,924
In-place leases	1,473,555

Total assets acquired	$17,060,986

January 14, 2016 Chase
Assets:
Land and improvements	$3,731,305
Buildings and improvements	26,779,565
Tenant improvements	2,345,777
In-place leases	2,747,657

Total assets acquired	$35,604,304

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 4—Intangible Assets

        Intangible assets, net consisted of the following as of September 30, 2018 (unaudited), December 31, 2017 and 2016 is as follows:

September 30, 2018
(unaudited)
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases		$	$	$

	December 31, 2017
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases	4.3	$4,221,213	$(1,785,849)	$2,435,364

	December 31, 2016
	Weighted-average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Assets:
Acquired in-place leases	5.3	$4,221,213	$(941,581)	$3,279,632

        Amortization expense was $            and $            for the nine months ended September 30, 2018 and 2017 respectively (unaudited), and $844,268 and $905,798 for the years ended December 31, 2017 and 2016, respectively, and is recorded in depreciation and amortization in the combined statements of operations. Estimated amortization expense for the next five years (2018 through 2022) is $771,867, $707,970, $494,940, $315,737, and $84,088, respectively.

Note 5—Mortgage Notes Payable and Capital Lease Obligation

Blankenbaker

        On November 12, 2015, the Company entered into a mortgage loan agreement with a financial institution in the amount of $12,788,000. The loan is secured by a first mortgage lien on Blankenbaker and is personally guaranteed by the principals of one of the Company's equity members. The loan bears interest at a fixed rate of 4.88% per annum and matures on December 11, 2025. The Company is required to make monthly interest only payments calculated based on the outstanding loan amount from January 2016 through December 2019. Fixed monthly principal and interest payments of $67,714 begin January 2020. The loan agreement contains financial and non-financial covenants. Management believes the Company was in compliance with all covenants as of September 30, 2018 (unaudited) and December 31, 2017 and 2016. For the nine months ended September 30, 2018 and 2017, interest expense was $            and $            respectively (unaudited) and for the years ended December 31, 2017 and 2016, interest expense was $632,772 and $634,455, respectively. As of September 30, 2018 accrued interest was $            (unaudited) and as of December 31, 2017 and 2016, accrued interest was $52,005

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 5—Mortgage Notes Payable and Capital Lease Obligation (Continued)

and is included in other liabilities on the accompanying combined balance sheets. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, the outstanding mortgage balance was $12,788,000.

Chase

        On January 14, 2016, the Company entered into a mortgage loan agreement with a financial institution in the amount of $23,200,000. The loan is secured by a first mortgage lien on Chase and is personally guaranteed by the principals of one of the Company's equity members. The loan bears interest at a fixed rate of 5.03% per annum and matures on February 11, 2023. The Company is required to make monthly interest only payments calculated based on the outstanding loan amount from February 2016 through February 2021. Fixed monthly principal and interest payments of $124,968 begin March 2021. The loan agreement contains financial and non-financial covenants. Management believes the Company was in compliance with all covenants as of September 30, 2018 (unaudited) and December 31, 2017 and 2016. For the nine months ended September 30, 2018 and 2017, interest expense was $            and $            respectively (unaudited) and for the years ended December 31, 2017 and 2016, interest expense was $1,183,118 and $1,141,028, respectively. As of September 30, 2018 accrued interest was $            (unaudited) and as of December 31, 2017 and 2016, accrued interest was $64,832 and is included in other liabilities on the accompanying combined balance sheets. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, the outstanding mortgage balance was $23,200,000.

        Scheduled principal payments on the mortgage notes payable and capital lease obligation as of December 31, 2017 are as follows:

	Blankenbaker	Chase	Capital Lease Obligation	Total
2018	$—	$—	$77,667	$77,667
2019	—	—	77,667	77,667
2020	192,787	—	77,667	270,454
2021	202,409	282,505	77,667	562,581
2022	212,510	354,980	55,513	623,003
Thereafter	12,180,294	22,562,515	—	34,742,809

	$12,788,000	$23,200,000	$366,181	$36,354,181

Note 6—Operating Leases

        Each of the following tenants represents greater than 10% of the Company's rental revenue for the nine months ended September 30, 2018 and the years ended December 31, 2017 and 2016:

		% of Rental Revenue
Property	Tenant	2018	2017	2016
		(unaudited)
Blankenbaker	National Patient Account Services, Inc.		13%	13%
Blankenbaker	Honeywell International, Inc.		12%	12%
Chase	Cigna Corp.		28%	27%

2700 Blankenbaker and Chase Corporate Center Notes to Combined Financial Statements (Continued)

September 30, 2018 (unaudited), December 31, 2017 and 2016

Note 6—Operating Leases (Continued)

        Future minimum lease payments under non-cancelable operating leases as of December 31, 2017, excluding any potential recoveries from tenants are as follows:

Year Ending December 31:	Amount
2018	$5,729,048
2019	5,415,235
2020	4,065,280
2021	3,137,164
2022	930,213
Thereafter	649,506

Total	$19,926,446

Note 7—Commitments and Contingencies

        In the ordinary course of business, the Company may become subject to litigation or claims. As of September 30, 2018 (unaudited), December 31, 2017 and 2016, there were no material legal proceedings to which the Company is a party.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Priam Properties Inc.:

Opinion on the Combined Financial Statement

We have audited the accompanying combined statement of revenues and certain expenses of Properties I for the year ended December 31, 2017, and the related notes (collectively, the combined financial statement). In our opinion, the combined financial statement presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the combined financial statement for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Combined Statement of Revenues and Certain Expenses

The accompanying combined statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of Priam Properties Inc., as described in note 1 to the combined financial statement. It is not intended to be a complete presentation of Properties I's revenues and expenses.

Basis for Opinion

This combined financial statement is the responsibility of Priam Properties Inc.'s management. Our responsibility is to express an opinion on the combined financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Properties I in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as Properties I's auditor since 2018.

Charlotte, North Carolina
September 7, 2018

Properties I Combined Statement of Revenues and Certain Expenses

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(unaudited)
Revenues:
Rental revenue		$3,553,569
Recoveries from tenants		86,809
Other income		1,957

Total revenues		3,642,335

Certain expenses:
Operating expenses		1,047,216
Real estate taxes		582,657
Repairs and maintenance		177,969
Other operating expenses		230,357
Property management fees		118,391

Total certain expenses		2,156,590

Revenues in excess of certain expenses	$	$1,485,745

See accompanying notes to combined statement of revenues and certain expenses

Properties I Notes to Combined Statement of Revenues and Certain Expenses

Nine Months Ended September 30, 2018 (unaudited) and Year Ended December 31, 2017

Note 1—Basis of Presentation

        The accompanying Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 (unaudited), and for the year ended December 31, 2017, combines the rental operations of two real estate properties ("Properties I") that Priam Properties Inc. ("Priam") intends to acquire via Priam Office Properties OP LP (the "Operating Partnership"), of which Priam is the sole general partner, upon consummation of Priam's initial public offering. Each of the two properties of Properties I is currently owned, and was previously acquired by, entities that are under the common management of parties related to Priam, and has entered into an agreement to be acquired by the Operating Partnership subsidiary of Priam.

        The Combined Statement of Revenues and Certain Expenses was prepared for inclusion in a Form S-11 and to comply with the rules and regulations of the Securities and Exchange Commission for the probable acquisition of real estate properties pursuant to Rule 3.14 of Regulation S-X. The Combined Statement of Revenues and Certain Expenses is not intended to be a complete presentation of the operations of Properties I as certain expenses, which may not be comparable to the expenses to be incurred in the proposed future operations, have been excluded. Expenses excluded from the Combined Statement of Revenues and Certain Expenses consist of interest, depreciation and amortization, and other expenses not directly related to the operations of Properties I.

        The unaudited Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018, has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 is not necessarily indicative of the expected results for the entire year ending December 31, 2018.

        The table below summarizes the two properties included within this Combined Statement of Revenues and Certain Expenses, and their location:

Property	Location
Primacy II	Memphis, TN
Primacy III	Memphis, TN

Note 2—Significant Accounting Policies

Use of estimates

        The preparation of the Combined Statement of Revenues and Certain Expenses in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenue and certain expenses. Actual results could differ from those estimates.

Revenues

        Leases with tenants are classified as operating. Rental revenues consist of base rents, which are recognized on a straight-line basis over their lease term. Recoveries from tenants represents amounts that are charged to tenants for their share of operating expenses incurred by Properties I in accordance with each tenant's respective lease. Expenses such as real estate taxes, repairs and maintenance, and

Properties I Notes to Combined Statement of Revenues and Certain Expenses (Continued)

Nine Months Ended September 30, 2018 (unaudited) and Year Ended December 31, 2017

Note 2—Significant Accounting Policies (Continued)

other operating expenses are generally subject to recovery. Recoveries from tenants are recognized in accordance with the terms of the lease, on a monthly basis, and adjusted annually.

Certain expenses

        Certain expenses include only those expenses expected to be comparable to the proposed future operations of Properties I. These expenses, which include insurance, utilities, property management fees, repairs and maintenance, and real estate taxes, are expensed as incurred.

Note 3—Operating Leases

        Each of the following tenants represents greater than 10% of Properties' I rental revenue:

		% of Rental Revenue
Property	Tenant	Nine months ended September 30, 2018	Year ended December 31, 2017
		(unaudited)
Primacy II	CBRE, Inc.		29%
Primacy III	Federal Deposit Insurance Corporation		17%
Primacy II	FedEx Trade Networks, Inc.		11%

        The properties of Properties I are leased to tenants under operating leases with expiration dates extending to 2028. Future minimum lease payments under non-cancelable operating leases as of December 31, 2017, excluding any potential recoveries from tenants are as follows:

Year ending December 31:	Amount
2018	$3,945,526
2019	3,273,442
2020	3,032,300
2021	2,906,542
2022	2,403,990
Thereafter	8,919,144

Total	$24,480,944

Note 4—Related Party

        For the nine months ended September 30, 2018, Properties I incurred related party fees for property management totaling $             (unaudited) and asset management services totaling $            (unaudited), which are included in property management fees and other, respectively, in the Combined Statement of Revenues and Certain Expenses.

        For the year ended December 31, 2017, Properties I incurred related party fees for property management totaling $51,994 and asset management services totaling $21,583, which are included in property management fees and other, respectively, in the Combined Statement of Revenues and Certain Expenses.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
Priam Properties Inc.:

Opinion on the Combined Financial Statement

We have audited the accompanying combined statement of revenues and certain expenses of Properties II for the year ended December 31, 2017, and the related notes (collectively, the combined financial statement). In our opinion, the combined financial statement presents fairly, in all material respects, the revenues and certain expenses as described in Note 1 to the combined financial statement for the year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Combined Statement of Revenues and Certain Expenses

The accompanying combined statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and for inclusion in the registration statement on Form S-11 of Priam Properties Inc., as described in note 1 to the combined financial statement. It is not intended to be a complete presentation of Properties II's revenues and expenses.

Basis for Opinion

This combined financial statement is the responsibility of Priam Properties Inc.'s management. Our responsibility is to express an opinion on the combined financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Properties II in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the combined financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as Properties II's auditor since 2018.

Charlotte, North Carolina
September 7, 2018

Properties II Combined Statement of Revenues and Certain Expenses

	Nine Months Ended September 30, 2018	Year Ended December 31, 2017
	(unaudited)
Revenues:
Rental revenue	$	$13,525,981
Recoveries from tenants		2,612,029
Other income		331,920

Total revenues		16,469,930

Certain expenses:
Operating expenses		4,447,286
Real estate taxes		1,553,418
Repairs and maintenance		803,822
Other operating expenses		641,943
Property management fees		476,652

Total certain expenses		7,923,121

Revenues in excess of certain expenses	$	$8,546,809

See accompanying notes to combined statement of revenues and certain expenses

Properties II Notes to Combined Statement of Revenues and Certain Expenses

Nine Months Ended September 30, 2018 (unaudited) and Year Ended December 31, 2017

Note 1—Basis of Presentation

        The accompanying Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 (unaudited), and the year ended December 31, 2017, combines the rental operations of eight real estate properties ("Properties II") that Priam Properties Inc. ("Priam") intends to acquire via Priam Office Properties OP LP (the "Operating Partnership"), of which Priam's the sole general partner, upon consummation of its initial public offering. Each of the properties of Properties II is currently owned, and was previously acquired by, entities that are controlled by parties related to Priam, and has entered into an agreement to be acquired by the Operating Partnership subsidiary of Priam.

        The Combined Statement of Revenues and Certain Expenses was prepared for inclusion in a Form S-11 and to comply with the rules and regulations of the Securities and Exchange Commission for the probable acquisition of real estate properties pursuant to Rule 3.14 of Regulation S-X. The Combined Statement of Revenues and Certain Expenses is not intended to be a complete presentation of the operations of Properties II as certain expenses, which may not be comparable to the expenses to be incurred in the proposed future operations, have been excluded. Expenses excluded from the Combined Statement of Revenues and Certain Expenses consist of interest, depreciation and amortization, and other expenses not directly related to the operations of Properties II.

        The unaudited Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018, has been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) for interim financial information. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. The Combined Statement of Revenues and Certain Expenses for the nine months ended September 30, 2018 is not necessarily indicative of the expected results for the entire year ending December 31, 2018.

        The table below summarizes the eight properties included within this Combined Statement of Revenues and Certain Expenses, and the period for which their operations are presented (all properties are included for the entire nine months ended September 30, 2018):

Property	Period for Which Operations Are Included	Location
8700 Tournament Trails	January 1, 2017 to December 31, 2017	Memphis, TN
Intech Ten	August 15, 2017 to December 31, 2017	Indianapolis, IN
Goodale	September 29, 2017 to December 31, 2017	Columbus, OH
MetroCenter V	January 1, 2017 to December 31, 2017	Columbus, OH
MetroCenter IV	January 1, 2017 to December 31, 2017	Columbus, OH
Executive Park	January 1, 2017 to December 31, 2017	Louisville, KY
One Harrison	January 1, 2017 to December 31, 2017	Raleigh, NC
The Collection at Sabal Park	January 1, 2017 to December 31, 2017	Tampa, FL

Note 2—Significant Accounting Policies

Use of estimates

        The preparation of the Combined Statement of Revenues and Certain Expenses in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions

Properties II Notes to Combined Statement of Revenues and Certain Expenses (Continued)

Nine Months Ended September 30, 2018 (unaudited) and Year Ended December 31, 2017

Note 2—Significant Accounting Policies (Continued)

that affect the reported amounts of revenue and certain expenses. Actual results could differ from those estimates.

Revenues

        Leases with tenants are classified as operating. Rental revenues consist of base rents, which are recognized on a straight-line basis over their lease term. Recoveries from tenants represents amounts that are charged to tenants for their share of operating expenses incurred by the Properties II in accordance with each tenant's respective lease. Expenses such as real estate taxes, repairs and maintenance, and other operating expenses are generally subject to recovery. Recoveries from tenants are recognized in accordance with the terms of the lease, on a monthly basis, and adjusted annually.

Certain expenses

        Certain expenses include only those expenses expected to be comparable to the proposed future operations Properties II. These expenses, which include insurance, utilities, property management fees, repairs and maintenance, and real estate taxes, are expensed as incurred.

Note 3—Operating Leases

        For the nine months ended September 30, 2018 (unaudited) and the year ended December 31, 2017, there are no tenants which represent greater than 10% of Properties II's rental revenue.

        Properties of Properties II are leased to tenants under operating leases with expiration dates extending to 2028. Future minimum lease payments under non-cancelable operating leases as of December 31, 2017, excluding any potential recoveries from tenants are as follows:

Year ending December 31:	Amount
2018	$15,523,255
2019	13,768,298
2020	11,157,089
2021	9,378,896
2022	6,641,692
Thereafter	13,504,689

Total	$69,973,919

Note 4—Related Party

        For the nine months ended September 30, 2018, the Properties II incurred related party fees for property management totaling $            (unaudited) and asset management services totaling $            (unaudited), which are included in property management fees and other, respectively, in the Combined Statement of Revenues and Certain Expenses.

        For the year ended December 31, 2017, the Properties II incurred related party fees for property management totaling $6,019 and asset management services totaling $27,281, which are included in property management fees and other, respectively, in the Historical Summary.

        Until                        , 2018 (25 days after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

          Shares

Priam Properties Inc.

Common Stock

PROSPECTUS

Baird

                        , 2018

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other Expenses of Issuance and Distribution.

        The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee	$	*
NYSE Listing Fee		*
FINRA Filing Fee		*
Printing and Engraving Expenses		*
Legal Fees and Expenses (other than Blue Sky)		*
Accounting Fees and Expenses		*
Transfer Agent and Registrar Fees		*
Other Expenses		*

Total	$	*

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent Sales of Unregistered Securities.

        In connection with the formation transactions, an aggregate of common units with an aggregate initial value of $            million, based on the midpoint of the price range set forth on the front cover of the prospectus that forms a part of this registration statement, will be issued to certain persons owning interests in the entities that own the properties and other assets comprising our portfolio as consideration in the formation transactions. All such persons had a substantive, pre-existing relationship with us and made irrevocable elections to receive such securities in the formation transactions prior to the filing of this registration statement with the SEC. Prior to the filing of this registration statement, each such person consented to the contribution of their interests in the ownership entities, or sale of certain assets, to our operating partnership or its subsidiaries. All of such persons are "accredited investors" as defined under Regulation D of the Securities Act. The issuance of such units will be effected in reliance upon exemptions from registration provided by Section 4(a)(2) of the Securities Act and Regulation D of the Securities Act.

Item 34.    Indemnification of Directors and Officers.

        Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains a provision which eliminates our directors' and officers' liability to the maximum extent permitted by Maryland law.

        Maryland law requires a Maryland corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that: (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty; (b) the director or officer actually received an improper personal benefit in money, property or services; or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a Maryland corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

        Our charter and bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, trustee, member or manager of another corporation, real estate investment trust, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any of the foregoing capacities and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit us to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employees or agents of our company or a predecessor of our company.

        We intend to enter into indemnification agreements with each of our executive officers and directors whereby we indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

        Furthermore, our officers and directors are indemnified against specified liabilities by the underwriters, and the underwriters are indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See "Underwriting." In addition, our directors and officers are indemnified for specified liabilities and expenses pursuant to the partnership agreement of Priam Office Properties OP LP, the partnership of which we serve as sole general partner.

        Insofar as the foregoing provisions permit indemnification of directors, officer or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of Proceeds from Stock Being Registered.

        None.

Item 36.    Financial Statements and Exhibits.

        (A)    Financial Statements.    See page F-1 for an Index to Financial Statements and the related notes thereto included in this registration statement.

        (B)    Exhibits.    The attached Exhibit Index is incorporated herein by reference.

Item 37.    Undertakings.

        (a)   The undersigned registrant hereby further undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        (b)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (c)   The undersigned registrant hereby further undertakes that:

    (1)
    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2)
    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit		Exhibit Description
1.1	*	Form of Underwriting Agreement

3.1	*	Form of Articles of Amendment and Restatement of Priam Properties Inc.

3.2	*	Form of Amended and Restated Bylaws of Priam Properties Inc.

4.1	*	Form of Certificate of Common Stock of Priam Properties Inc.

5.1	*	Opinion of Venable LLP regarding the validity of the securities being registered

8.1	*	Opinion of Hunton Andrews Kurth LLP with respect to tax matters

10.1	*	Form of First Amended and Restated Agreement of Limited Partnership of Priam Office Properties OP LP

10.2	†*	Form of Priam Properties Inc. 2018 Equity Incentive Plan

10.3	†*	Form of Restricted Stock Award Agreement (Time Vesting)

10.4	*	Form of Indemnification Agreement between Priam Properties Inc. and its directors and officers

10.5	*	Form of Representation, Warranty and Indemnity Agreement among Priam Investors GP, LLC, Priam Capital GP, LLC, and Priam Office Properties OP LP

10.6	†*	Form of Employment Agreement between Priam Properties Inc. and Abhishek Mathur

10.7	†*	Form of Employment Agreement between Priam Properties Inc. and Brian C. Adams

10.8	†*	Form of Employment Agreement between Priam Properties Inc. and W. Michael Madden

10.9	*	Form of Contribution Agreement by and among Priam Office Properties OP LP, Priam Properties Inc., and [ ]

10.10	*	Form of Asset Purchase Agreement between Priam Office Properties OP LP and [ ]

10.11	*	Form of Registration Rights Agreement between Priam Properties Inc. and [ ]

10.12	*	Right of First Refusal between Priam Capital LLC and Arbors Office Park LLC, dated as of August 17, 2018

10.13	*	Assignment of Right of First Refusal between Priam Capital LLC and Priam Office Properties OP LP, dated as of August 27, 2018

10.14	*	Loan Agreement between Chase Corporate Center, LLC and Wells Fargo Bank, National Association dated as of January 14, 2016

10.15	*	Form of First Amendment to Loan Agreement by and among Chase Corporate Center, LLC, Priam Office Properties OP LP and Wells Fargo Bank, National Association

10.16	*	Loan Agreement by and among Sabal Park, LLC, Brian C. Adams, Abhishek Mathur and BankUnited, N.A. dated as of August 6, 2018

10.17	*	Form of First Amendment to Loan Agreement by and among Sabal Park, LLC, Brian C. Adams, Abhishek Mathur, Priam Office Properties OP LP and BankUnited, N.A

21.1	*	List of Subsidiaries of the Registrant

23.1		Consent of KPMG LLP

23.2	*	Consent of Venable LLP (included in Exhibit 5.1)

23.3	*	Consent of Hunton Andrews Kurth LLP (included in Exhibit 8.1)

23.4	*	Consent of Rosen Consulting Group

24.1		Power of Attorney (included on the Signature Page)

99.1	*	Consents of Independent Director Nominees

*
To be filed by amendment.

†
Compensatory plan or arrangement.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that the registrant meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Nashville, State of Tennessee, on this    th day of                , 2018.

PRIAM PROPERTIES INC.
By:	Abhishek Mathur Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Abhishek Mathur and Brian Adams, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and any additional related registration statement filed pursuant to Rule 462 under the Securities Act of 1933, as amended (including post-effective amendments to the registration statement and any such related registration statements), and to file the same, with all exhibits thereto, and any other documents in connection therewith, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Abhishek Mathur	Chief Executive Officer (principal executive officer)	, 2018
Brian C. Adams	President, Chief Operating Officer and Secretary	, 2018
W. Michael Madden	Chief Financial Officer and Treasurer (principal financial and principal accounting officer)	, 2018